Form 10-K, Exhibit 13
period 1996-12-28
TUPPERWARE CORP
filed 1997-03-25
CIK 1008654

Selected Financial Data
                             1996        1995        1994        1993         1992
                         ---------    ---------   ---------   ---------    --------
(Dollars in millions,
 except per share amounts)
Operating results

Net sales:
 Europe                  $  581.7    $  595.1    $  540.1    $  505.1     $  490.7
 Americas:
  United States             181.1       208.6       228.8       225.4        207.1
  Latin America             268.5       200.6       176.4       154.4        138.7
                         ---------   ---------   ---------    --------    ---------
                            449.6       409.2       405.2       379.8        345.8

 Asia Pacific               338.0       355.1       329.3       286.9        268.3
                         ---------   ---------   ---------   ---------    ---------
  Total net sales        $1,369.3    $1,359.4    $1,274.6    $1,171.8     $1,104.8
                         =========   =========   =========   =========    =========

Operating profit (loss):
 Europe                  $  153.0    $  156.8    $  125.0    $  110.3     $   92.4
 Americas:
  United States              10.4        10.3        16.0        12.5       (139.6)
  Latin America              43.3        19.4        15.7        15.7          5.9
                         ---------   ---------   ---------   ---------    ---------
                             53.7        29.7        31.7        28.2       (133.7)

 Asia Pacific                61.0        59.4        46.3        40.3         32.9
                         ---------   ---------   ---------   ---------    ---------
Total operating
 profit (loss)              267.7       245.9       203.0       178.8         (8.4)<F6>
                         ---------   ---------   ---------   ---------    ---------
Unallocated expenses        (16.1)      (22.9)      (12.0)      (17.8)       (24.1)
Costs associated with
 becoming an independent
 company                     (9.1)        --          --          --           --
Interest (expense) income,
 net                         (8.0)        1.9         0.2       (12.6)        (9.3)
                         ---------  ----------   ---------    ---------   ---------
Income (loss) before income
 taxes & cumulative effect
 of accounting changes      234.5       224.9       191.2       148.4        (41.8)
Provision for income
 taxes                       59.8        53.5        42.0        30.5          1.9
                         ---------  ----------   ---------    ---------   ---------
Income (loss) before
 cumulative effect of
 accounting changes      $  174.7   $   171.4    $  149.2    $  117.9     $  (43.7)
                         =========  ==========   =========   =========    =========
Pro forma net            $  170.4   $   161.1        NA          NA           NA
  income <F7>            =========  ==========   =========   =========    =========
Pro forma net income
 per common and common
 equivalent
 share<F1><F7>           $   2.70   $    2.55        NA          NA           NA
                         =========  ==========   =========   =========    =========


Profitability ratios

Operating profit as a
 percent of sales:
 Europe                     26.3%       26.3%       23.1%       21.8%         18.8%
 Americas:
  United States              5.7         4.9         7.0         5.6         (67.4)
  Latin America             16.1         9.7         8.9        10.2           4.3
 Asia Pacific               18.0        16.7        14.1        14.1          12.3

 Total operating proft      19.5        18.1        15.9        15.3          (0.8)

Return on average
 equity<F2><F3>             65.0
Return on average invested
 capital<F2><F3>            32.6

Financial Condition

Working capital           $143.4      $88.1       $72.9       $(49.6)      $(11.3)
Property, plant, and
 equipment, net            331.0      317.7       310.2        277.2        250.8
Total assets               978.5      944.0       882.6        785.1        661.1
Short-term borrowings and
 current portion of
 long-term debt             25.3       83.8        58.3        139.9<F5>     19.3
Long-term debt             215.3        0.4         0.5         45.6        153.3
Shareholders' equity       305.5      415.6       395.1        163.3         68.2
Current ratio               1.38       1.20        1.18         0.90         0.97
Long-term
 debt-to-equity<F2>         70.5%
Total debt-to-capital<F2>   44.1%

Other Data

Net cash provided by
 operating activities     $150.5     $179.2      $142.7       $105.3        $71.1
Capital expenditures        96.0       69.3        72.9         85.6         80.0
Depreciation                65.3       61.3        55.7         44.7         50.1

Common Stock Data<F2>

Dividends declared
 per share<F4>            $ 0.44
Dividend payout ratio<F4>   32.6%
Average common and common
 equivalent shares
 outstanding (thousands)  63,232
Year-end book value per
 share<F1>                $ 4.90
Year-end price/earnings
 ratio                      20.1
Year-end market/book ratio  11.1
Year-end shareholders
 (thousands)                21.6

<F1>For all periods prior to the Distribution, the number of shares used were the 63.1 common and common equivalent shares as of the date of the Distribution.
<F2>Due to the change in the company's capital structure in connection with the Distribution, this information is not applicable or not meaningful prior to 1996.
<F3>Returns on average equity and invested capital are calculated using pro forma net income and the monthly balances of equity and invested capital beginning at the date of the Distribution. Invested capital equals equity plus debt.
<F4>The company initiated regular quarterly dividends of $0.22 per share beginning in the third quarter of 1996. The dividend payout ratio is calculated assuming four quarterly dividend declarations divided by 1996 pro forma earnings per common and common equivalent share.
<F5>Includes $105.0 million of the $150.0 million of 8.375 percent notes that were called at par on February 1, 1994.
<F6>In 1992, the company recorded a $136.7 million pretax charge ($111.4 million after tax) primarily related to consolidation of manufacturing capacity and restructuring the U.S. distribution system.
<F7>Pro forma net income is based on historical net income adjusted for interest expense related to the increase in borrowings incurred in connnection with the distribution of the company's equity to Premark International, Inc.'s shareholders in May 1996.


MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion of the results of operations for 1996 compared with 1995 and 1995 compared with 1994, and changes in financial condition during 1996. This information should be read in conjunction with the consolidated financial information provided on pages 21 to 34 of this Annual Report.

The Distribution

On November 1, 1995, Premark's board of directors authorized Premark management to proceed with a plan to establish the Tupperware business as an independent company through a stock distribution to Premark's shareholders (the Distribution). The Distribution was effected on May 31, 1996, through a 1-for-1 distribution of stock, which was tax free to Premark's shareholders pursuant to a ruling received from the Internal Revenue Service.

Results of Operations

Net Sales and Net Income

Net sales in 1996 of $1.4 billion were 0.7 percent higher than 1995 net sales, reflecting a substantial increase from operations in Latin America and slight improvements in Europe and Asia Pacific. These increases were mostly offset by the unfavorable impact of foreign exchange and lower U.S. sales. In 1995, sales increased 7 percent over 1994 sales of $1.3 billion, due to improvement in international operations and the benefit of favorable foreign exchange, which more than offset a decline in the United
States.

Pro forma net income increased 6 percent to $170.4 million in 1996, compared with $161.1 million in 1995. All areas had operational improvements, but foreign exchange had an $11.3 million negative impact on the comparison. Corporate expenses decreased substantially compared with 1995, which included an allocation of overhead from Premark for the full year. Additionally during 1996, the company incurred $9.1 million of pretax costs associated with becoming an independent company. Net income increased 15 percent to $171.4 million in 1995, compared with $149.2 million in 1994, also on the strength of international operations and an $8.5 million benefit of favorable foreign exchange. Partially offsetting these factors was a lower profit in the United States. In 1996 and 1995, 87 percent and 85 percent, respectively, of the company's sales were from international operations. International operations generated 96 percent of operating profit in both years.

Costs and Expenses

The cost of products sold in relation to sales was
35.6 percent, 35.4 percent, and 36.2 percent in 1996, 1995, and 1994, respectively. The improvement in 1995 compared with 1994 was the result of reduced manufacturing costs along with selected price increases, which outweighed significant increases in raw material costs. Delivery, sales, and administrative expense as a percentage of sales was 45.8 percent, 48.1 percent, and 48.9 percent in 1996, 1995, and 1994, respectively. The ratio has improved as costs have been contained while sales have risen, particularly in Latin America.

Tax Rate

The effective tax rates for 1996, 1995, and 1994, were 25.5 percent, 23.8 percent, and 22.0 percent, respectively. The increase in 1996 was due to a lower benefit from repatriating foreign earnings and the absence of the 1995 benefit from the resolution of certain international and domestic tax audit contingencies. These factors were only partially offset by the 1996 benefit of a capital loss carryforward and from reducing the valuation allowance for U.S.
federal deferred tax assets. The 1995 rate is higher than the 1994 rate due to the absence of the 1994 reduction of the valuation allowance against U.S. federal deferred tax assets, which was only partially offset by the benefit associated with the favorable resolution of tax contingencies.

Net Interest

The company had $8.0 million of net interest expense in 1996, compared with net interest income of $1.9 million and $0.2 million in 1995 and 1994, respectively. Until immediately prior to the Distribution, the company was capitalized primarily through Premark's net investment. No interest was charged to the company for this funding. In 1997 and future years, the company expects to incur a higher level of net interest expense than in 1996, since it will have net borrowings outstanding throughout the year. See the Financial Condition section of Management's Discussion and Analysis for a discussion of the financing activities of the company during 1996.

Regional Results

1996 vs. 1995
                                                             Negative
                                                             foreign
                                           Increase          exchange        Percent of
                                           (decrease)        impact          total
                                           ---------------   -----------     ------------
                        1996      1995     Dollar  Percent   Dollar    pp     1996    1995
                       ------    ------    ------  -------   ------   ----    ----    ----
(Dollars in millions)

Sales:
 Europe              $  581.7   $  595.1   $(13.4)    (2)%    $(25.5)   (4)    42%      44%
 Americas:
  United States         181.1      208.6    (27.5)   (13)        -      -      13       15
  Latin America         268.5      200.6     67.9     34        (9.6)   (7)    20       15
                     --------   --------   ------             ------          ---      ---
                        449.6      409.2     40.4     10        (9.6)   (3)    33       30

 Asia Pacific           338.0      355.1    (17.1)    (5)      (27.6)   (8)    25       26
                     --------   --------   ------             ------          ---      ---
                     $1,369.3   $1,359.4   $  9.9      1%     $(62.7)   (5)   100%     100%
                     ========   ========   ======             ======          ===      ===
Operating Profit:
 Europe                $153.0     $156.8   $ (3.8)    (2)%    $ (7.7)   (5)    57%      64%
 Americas:
  United States          10.4       10.3      0.1      1         -      -       4        4
  Latin America          43.3       19.4     23.9    122        (2.0)  (26)    16        8
                       ------     ------    -----             ------          ---      ---
                         53.7       29.7     24.0     80        (2.0)  (13)    20       12

 Asia Pacific            61.0       59.4      1.6      3        (5.1)  (10)    23       24
                       ------     ------    -----             ------          ---      ---
                       $267.7     $245.9   $ 21.8      9%      (14.8)   (7)   100%    100%
                       ======     ======   ======             ======          ===     ===

Europe

The sales improvement in Europe, excluding the negative impact of foreign exchange, was from higher volume in Italy and certain smaller markets and was only partially offset by lower volume in France. Italy's increase in volume was attributable to its success in recruiting and motivating a higher active sales force, while the lower volume in France was attributable to a smaller active sales force and the weak economic environment. In Germany, which accounts for a substantial portion of the region's sales and operating profit, 1996 sales were even with 1995 sales, after considering the unfavorable impact of foreign exchange. Lower sales in Germany in the first quarter of 1996 were offset by higher volume during the remainder of the year, particularly the second and third quarters. In the first quarter, a weak economy together with lower sales during an important promotional period, led to the poor comparison with the first quarter of 1995. The impact of strong sales force recruiting for the remainder of the year offset the sales shortfall in the first quarter.

The higher operating profit in 1996, excluding the impact of foreign exchange, reflects the sales fluctuations addressed above, along with lower promotional costs in Germany and a lower cost structure in the United Kingdom, partially offset by higher costs in Spain. The negative impact of foreign exchange on both sales and operating profit reflects the dollar's strength against the currencies throughout the region.

The Americas

The decline in U.S. sales was the result of a transition to distributors that do not stock inventory and the impact of implementing higher sales force standards. The new sales force standards led to a considerable decrease in the number of managers and therefore a reduced number of dealers recruited. The slightly higher U.S. operating profit in 1996 compared with 1995, in spite of the lower sales, was due to improved manufacturing efficiencies and lower administrative expenses.

In Latin America, more than 100 new distributors were added, leading to a 77 percent increase in the average active sales force. The resulting improvements in sales and operating profit were due to higher volume in Mexico, Brazil, and Argentina. In addition to the positive impact of higher volume, operating profit also improved due to a lower operating expense structure in relation to the higher sales and more focused promotional spending. The negative impact of foreign exchange on the region's sales and operating profit comparisons was primarily from weakness in the Mexican peso.

Asia Pacific

Excluding the impact of a weak Japanese yen, Asia Pacific's higher sales were from significant volume improvements in Korea and Malaysia, which were only partially offset by decreases in volume in Taiwan and the Philippines. For Korea, Malaysia, and Taiwan, the variations from 1995 reflected the sizes of the active sales forces. The lower sales in the Philippines were mainly due to the effect of an inventory liquidation program in 1995.

Operating profit increased as a result of the higher volume in Korea, partially offset by lower profit in Japan due to the weak yen and a lower gross margin because of sales of a higher percentage of third party sourced product. Operating profit in Malaysia did not increase in line with the higher sales due to the costs associated with importing a greater proportion of products. Operating profit in Taiwan and the Philippines fell as a result of the lower sales.

Regional Results

1995 vs. 1994
                                                             Positive
                                                             (negative)
                                                             foreign
                                          Increase           exchange        Percent
                                          (decrease)         impact          of total
                                          ---------------    -------------   ------------
                        1995     1994     Dollar  Percent    Dollar    pp    1995    1994
                       ------   ------    ------  -------    ------   ----   -----   ----
(Dollars in millions)

Sales:
 Europe             $  595.1  $  540.1    $55.0     10%      $56.9     11     44%     42%
 Americas:
  United States        208.6     228.8    (20.2)    (9)         -       -     15      18
  Latin America        200.6     176.4     24.2     14       (39.9)   (23)    15      14
                    --------  --------    -----              -----           ---     ---
                       409.2     405.2      4.0      1       (39.9)   (10)    30      32

 Asia Pacific          355.1     329.3     25.8      8        16.2      5     26      26
                    --------  --------    -----              -----           ---     ---
                    $1,359.4  $1,274.6    $84.8      7%      $33.2      3    100%    100%
                    ========  ========    =====              =====           ===     ===
Operating Profit:
 Europe               $156.8    $125.0    $31.8     25%      $15.3     12     64%     61%
 Americas:
  United States         10.3      16.0     (5.7)   (36)         -       -      4       8
  Latin America         19.4      15.7      3.7     24        (9.8)   (63)     8       8
                      ------    ------    -----              -----           ---     ---
                        29.7      31.7     (2.0)    (6)       (9.8)   (31)    12      16

 Asia Pacific           59.4      46.3     13.1     28         3.1      7     24      23
                      ------    ------    -----              -----           ---     ---
                      $245.9    $203.0    $42.9     21%      $ 8.6      4    100%    100%
                      ======    ======    =====              =====           ===     ===

Europe

The 1995 sales increase was due to the favorable impact of foreign exchange, largely attributable to Germany. The operating profit increase reflects the benefit of foreign exchange, as well as higher profit in Germany on a local currency basis, a smaller loss in the United Kingdom, and lower area administrative costs. Germany's operating profit increase, excluding the impact of foreign exchange, was due primarily to improved gross margins. Operating efficiencies in the United Kingdom and Spain resulted in a reduction in the loss in the United Kingdom and a small profit in Spain, despite the lower sales in these countries.

The Americas

U.S. sales and operating profit decreased due to lower sales volume. The number of consultants increased 4 percent and the average active sales force grew 2 percent, but there was a large decrease in the productivity of the sales force. Productivity in 1995 was down due to weakness in response by the sales force to certain promotional programs.

In Latin America, the sales increase was led by operating improvements in Brazil, Mexico, and Venezuela. A net of 69 new distributors was added in 1995. The total number of consultants more than doubled and the average active sales force grew 68 percent. As a result, sales rose sharply in Brazil and significantly in Venezuela, and Mexico's sales increased substantially in local currency terms, although they decreased overall due to the negative impact of the peso devaluation.

The negative impact of foreign exchange on the operating profit comparison of Latin America was due to the Mexican peso's devaluation. Profit in Brazil increased substantially from a small base in 1994, and Venezuela had a profit in 1995 versus a loss in 1994. Despite a weaker Mexican peso, the improvement in Latin America, particularly Brazil, was attributable to relatively stable economic conditions, a focus on recruiting and distributor expansion, streamlining of operations, and simplified promotional programs.

Asia Pacific

The sales increase in Asia Pacific was the result of favorable foreign exchange, along with operational improvements in Korea, the Philippines, and some of the region's smaller markets. Sales in Japan increased due to the beneficial impact of foreign exchange, but excluding that effect, decreased modestly due to an estimated $9 million impact from the Kobe earthquake at the beginning of the year. Korea had a significant sales increase due to higher volume generated by a much more productive sales force. The Philippines had a strong increase in sales, which was the result of a substantial increase in the average active sales force and the 1995 inventory liquidation.

The operating profit increase was due primarily to a substantial increase in Korea and a profit in Australia versus a loss in 1994.
The increase in Korea was due to the higher sales along with improved margins. Australia's favorable profit comparison was primarily due to lower promotional costs and the absence of 1994's costs incurred to shut down a manufacturing plant. Japan had a strong increase in operating profit from the favorable impact of foreign exchange despite the negative impact of the Kobe earthquake, which affected profit by approximately $5 million.

Financial Condition

Liquidity and Capital Resources

Under the Distribution Agreement between Premark, Tupperware, and
Dart Industries Inc. (Dart), which is now a wholly-owned subsidiary of Tupperware, Dart paid a special dividend to Premark of $284.9 million on May 24, 1996.

Prior to the Distribution, the company's domestic cash requirements, including working capital expenditures, were financed by Premark through its centralized cash management system. On May 17, 1996, Tupperware and certain of its subsidiaries entered into a 5-year $300 million unsecured multicurrency credit facility. This facility was used in funding the dividend payment to Premark, but, in late June, all outstanding borrowings were refinanced through the issuance of commercial paper. On October 1, 1996, Tupperware Finance Company B.V. (TFC), a subsidiary of the company, completed the sale of $100 million of 7.25 percent ten-year notes under a $200 million registration statement filed with the Securities and Exchange Commission. On December 23, 1996, TFC sold $15 million of 7.05 percent 6.5 year notes through a private placement. The proceeds of both note sales have been used to refinance a portion of outstanding commercial paper borrowings. As of December 28, 1996, $98.8 million of the company's outstanding borrowings that were due within one year by their terms were classified as non-current due to the company's ability and intent that those borrowings be outstanding throughout 1997.

As of December 28, 1996, amounts available under the multicurrency credit facility, through commercial paper borrowings and through $187.1 million of foreign uncommitted lines of credit, along with cash generated by operating activities, are expected to be adequate to finance any additional working capital needs and capital expenditures.

Working capital increased to $143.4 million as of December 28, 1996, compared with $88.1 million as of December 30, 1995, and $72.9 million as of December 31, 1994. The current ratio was 1.4-to-1 at the end of 1996 and 1.2-to-1 at the end of both 1995 and 1994. The 1996 increase was due to a reduction in debt classified as current for the reasons discussed above, and an increase in inventories because of substantial sales growth in Latin America and lower than planned fourth quarter sales in certain markets. These factors were only partially offset by a decrease in cash and cash equivalents, reflecting efforts to reduce overseas deposits. Working capital was also higher at the end of 1995 compared with the end of 1994 to support growth in Latin America, as well as due to higher sales activity in December and higher inventory levels in the United States and Europe.

Operating Activities

Cash provided by operating activities was $150.5 million in 1996, compared with $179.2 million in 1995 and $142.7 million in 1994.
The primary reason for the lower 1996 amount compared with 1995 was a more significant increase in inventories. In 1995 compared with 1994, higher income accounted for the majority of the increase.

Investing Activities

For 1996, 1995, and 1994, respectively, capital expenditures totaled $96.0 million, $69.3 million, and $72.9 million. The higher 1996 expenditures primarily relate to the increase of manufacturing capacity in Latin America and the purchase of molds to support new product programs. Capital expenditures are expected to be between $85 million and $95 million in 1997.

Dividends

Quarterly dividends were initiated in August 1996 at 22 cents per share, and the company declared dividends of 44 cents per share of common stock during 1996.

Share Repurchases

On November 7, 1996, the company announced it would repurchase up to 5 million shares of its common stock, with volume and timing to depend on market conditions. Shares acquired will be used for general corporate needs. Repurchases will be made in the open market or through other transactions and will be financed through cash flow from operations or issuance of additional debt. Repurchases under this program began in January 1997. Through March 10, 1997, 625,000 shares were repurchased at an average cost of $44 per share.

New Accounting Standard

In October 1995, the Financial Accounting Standards Board adopted
Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which governs the accounting for stock-based compensation plans, including employee stock options. The statement allows companies the choice of adopting a new fair value based method of accounting for such plans that includes expensing related compensation costs in the income statement, or continuing to apply the preexisting method under which generally no compensation expense is recorded. If companies elect to follow preexisting guidelines, the new rule requires that the notes to the financial statements include pro forma information on net income and earnings per share as if the fair value based method were being used. The company has elected to continue to measure compensation expense under the preexisting guidelines. Pro forma information relating to stock-based compensation is presented in Note 9 to the consolidated financial statements.

U.S. sales and operating profit decreased due to lower sales volume. The number of consultants increased 4 percent and the average active sales force grew 2 percent, but there was a large decrease in the productivity of the sales force. Productivity in 1995 was down due to weakness in response by the sales force to certain promotional programs.

In Latin America, the sales increase was led by operating improvements subject to the usual risks associated with international operations. These risks include local political and economic environments and relations between foreign and U.S. governments.

One of the economic risks associated with operating internationally is the exposure to fluctuation in foreign currency exchange rates on the earnings, cash flows, and financial position of the company's international operations. The company is not able to project in any meaningful way the possible effect of these fluctuations on translated amounts or future earnings. This is due to the large number of currencies involved, the constantly changing exposure in these currencies, and the fact that all foreign currencies do not react in the same manner in relation to the U.S. dollar. In response to the fact that a strengthening U.S. dollar generally has a negative impact on the company, the company uses financial instruments, such as forward contracts, to hedge its exposure to certain foreign exchange risks as appropriate. See Note 6 to the consolidated financial statements for a description of the nature of the risks associated with the company's derivative financial instruments.


                       TUPPERWARE CORPORATION
                   CONSOLIDATED STATEMENT OF INCOME

                                                           Year Ended
                                               -------------------------------------
                                               Dec. 28,       Dec. 30,      Dec. 31,
(In millions, except per share amounts)          1996           1995          1994
                                               --------       --------      --------

Net sales. . . . . . . . . . . . . . . . . .   $1,369.3       $1,359.4      $1,274.6

Costs and expenses:
 Cost of products sold. . . . . . . . . . . .     487.3          481.5         460.9
 Delivery, sales, and administrative expense      627.2          653.5         622.7
 Interest expense . . . . . . . . . . . . . .      13.2            3.1           3.7
 Interest income. . . . . . . . . . . . . . .      (5.2)          (5.0)         (3.9)
 Costs associated with becoming an
  independent company. . . . . . . . . . . .        9.1             --            --
 Other expense, net . . . . . . . . . . . . .       3.2            1.4            --
                                                -------        -------       -------
  Total costs and expenses . . . . . . . . .    1,134.8        1,134.5       1,083.4
                                                -------        -------       -------
Income before income taxes . . . . . . . . . .    234.5          224.9         191.2
Provision for income taxes . . . . . . . . . .     59.8           53.5          42.0
                                                -------        -------       -------
Net income . . . . . . . . . . . . . . . . . .  $ 174.7        $ 171.4       $ 149.2
                                                =======        =======       =======
Pro forma net income per common and
 common equivalent share (unaudited) . . . . .  $  2.70        $  2.55
                                                =======        =======

See Notes to the Consolidated Financial Statements.

                             TUPPERWARE CORPORATION
                           CONSOLIDATED BALANCE SHEET

                                                      Dec. 28,      Dec. 30,
(Dollars in millions, except per share amounts)         1996          1995
                                                      --------      --------
Assets
Cash and cash equivalents. . . . . . . . . .       $    53.0      $   97.3
Accounts receivable, less allowances
 of $27.7 in 1996 and $26.1 in 1995 . . . . .          154.8         147.5
Inventories. . .   . . . . . . . . . . . . .           252.8         206.6
Deferred income tax benefits . . . . . . . .            35.1          58.1
Prepaid expenses . . . . . . . . . . . . . .            27.5          16.9
                                                     -------       -------
 Total current assets . . . . . . . . . . .            523.2         526.4
                                                     -------       -------
Deferred income tax benefits . . . . . . . .            56.4          21.7
Property, plant, and equipment, net. . . . .           331.0         317.7
Long-term receivables, net of allowances
 of $40.2 in 1996 and $24.8 in 1995, and
 other assets . . . . . . . . . . . . . . . .           67.9          78.2
                                                     -------       -------
     Total assets. . . . . . . . . . . . . . .       $ 978.5       $ 944.0
                                                     =======       =======
Liabilities and shareholders' equity

Accounts payable . . . . . . . . . . . . . . .       $  95.6       $  88.0
Short-term borrowings and current portion of
 long-term debt . . . . . . . . . . . . . . .           25.3          83.8
Accrued liabilities. . . . . . . . . . . . .           258.9         266.5
                                                     -------       -------
 Total current liabilities . . . . . . . . .           379.8         438.3
                                                     -------       -------
Long-term debt . . . . . . . . . . . . . . .           215.3           0.4
Accrued postretirement benefit cost. . . . .            36.9          36.1
Other liabilities. . . . . . . . . . . . . .            41.0          53.6
Shareholders' equity:
  Net investment by Premark. . . . . . . . .             --          533.5
  Preferred stock, $0.01 par value, 200,000,000
   shares authorized; none issued. .  . . .              --            --
  Common stock, $0.01 par value, 600,000,000
   shares authorized; 62,359,824 shares
   issued . . . . . . . . . . . . . . . . . .            0.6           --
  Capital surplus . . . . . . . . . . . . . .           19.1           --
  Retained earnings . . . . . . . . . . . . .          418.2           --
  Unearned portion of restricted stock issued
   for future service . . . . . . . . . . . .           (3.9)          --
  Cumulative foreign currency adjustments             (128.5)       (117.9)
                                                     -------       -------
   Total shareholders' equity . . . . . . . . .        305.5         415.6
                                                     -------       -------
   Total liabilities and shareholders' equity        $ 978.5       $ 944.0
                                                     =======       =======
See Notes to the Consolidated Financial Statements.

                       TUPPERWARE CORPORATION
           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                     Net                            Cumulative
                                    Common stock     investment                     foreign
                                   ---------------   by           Capital Retained  currency
                                   Shares  Dollars   Premark      surplus earnings  adjustments
                                   ------  -------  -----------   ------- --------  -----------
(In millions, except
  per share amount)


December 25, 1993. . . . . . . .     --      --       $282.0       --        --     $(118.7)
   Net income. . . . . . . . . .                       149.2
   Net transactions with Premark                        76.9
   Translation adjustments . . .                                                        5.7
                                   ------  ------     ------     ------    ------   -------
December 31, 1994. . . . . . . .     --      --        508.1       --        --      (113.0)
   Net income. . . . . . . . . .                       171.4
   Net transactions with Premark                      (146.0)
   Translation adjustments                                                             (4.9)
                                   ------  ------     ------     ------    ------   -------
December 30, 1995. . . . . . . .     --      --        533.5       --        --      (117.9)
   Net income. . . . . . . . . .                        31.6              $143.1
   Shares issued to Premark . .     62.1   $ 0.6        (0.6)
   Net transactions with Premark
     other than special dividend                        31.7
   Special dividend to Premark                        (293.7)   $ 8.8
   Distribution of equity of the
     company to Premark's
     shareholders. . . . . . .                        (302.5)              302.5
   Cash dividends declared . .
     ($0.44 per share) . . . .                                             (27.4)
   Stock issued for incentive
      plans and related tax
      benefits                      0.3     --                   10.3
   Translation adjustments . .                                                        (10.6)
                                  -----   -----      ------     -----     ------    -------
December 28, 1996. . . . . . .     62.4   $ 0.6      $ --       $19.1     $418.2    $(128.5)
                                  =====   =====      ======     =====     ======    =======

See Notes to the Consolidated Financial Statements.

                       TUPPERWARE CORPORATION
                CONSOLIDATED STATEMENT OF CASH FLOWS

                                                        Year Ended
                                            ----------------------------------
                                             Dec. 28,      Dec. 30,     Dec. 31,
(In millions)                                 1996          1995         1994
                                            --------      --------     --------
Cash flows from operating activities:
Net Income . . . . . . . . . . . . . .      $ 174.7       $ 171.4      $ 149.2
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation . . . . . . . . . . . .         65.3          61.3         55.7
  Loss on sale of assets . . . . . . .          5.2           5.3          2.1
  Foreign exchange loss, net . . . . .          1.3           0.6          0.1
Changes in assets and liabilities:
  (Increase) decrease in accounts and
   notes receivable. . . . . . . . . .        (12.7)        (36.1)        10.3
  Increase in inventories. . . . . . .        (54.0)        (24.5)        (6.7)
  Increase (decrease) in accounts payable
   and accrued liabilities . . . . . .          2.0           4.1        (23.7)
  Increase in income taxes payable . .          0.6           2.0          5.8
  (Increase) decrease in net deferred
   income taxes. . . . . . . . . . . .        (16.3)          7.8        (19.6)
  Other, net . . . . . . . . . . . . .        (15.6)        (12.7)       (30.5)
                                            -------       -------      -------
   Net cash provided by operating
   activities. . .  . . . . . . . . .         150.5         179.2        142.7
                                            -------       -------      -------
Cash flows from investing activities:
Capital expenditures . . . . . . . .          (96.0)        (69.3)       (72.9)
                                            -------       -------      -------
   Net cash used in investing activities      (96.0)        (69.3)       (72.9)
                                            -------       -------      -------
Cash flows from financing activities:
Special dividend to Premark. . . . . .       (284.9)          --           --
Net transactions with Premark other than
 special dividend. .  . . . . . . . .          37.6        (146.0)        76.9
Dividend payments to shareholders  . .        (13.7)          --           --
Proceeds from exercise of stock options         6.3           --           --
Net (decrease) increase in short-term debt    (54.1)         31.4         28.0
Proceeds from issuance of long-term debt      315.5           0.7          --
Repayment of long-term debt. . . . . . .     (100.6)         (0.7)      (153.2)
                                            -------       -------      -------
   Net cash used in financing activities      (93.9)       (114.6)       (48.3)
                                            -------       -------      -------
Effect of exchange rate changes on cash
 and cash equivalents. . . . . . . . . .       (4.9)         (0.3)        (7.5)
                                            -------       -------      -------
Net (decrease) increase in cash and
 cash equivalents. . . . . . . . . . .        (44.3)         (5.0)        14.0
Cash and cash equivalents at beginning of
 year . . . . . . . . . . . . . . . . .        97.3         102.3         88.3
                                            -------       -------      -------
Cash and cash equivalents at end of year    $  53.0       $  97.3      $ 102.3
                                            =======       =======      =======

See Notes to the Consolidated Financial Statements.

                      TUPPERWARE CORPORATION
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 1:   Summary of Significant Accounting Policies

Principles of Consolidation

   The consolidated financial statements include the accounts of Tupperware Corporation and all of its subsidiaries (the company or Tupperware). All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been restated to conform with the current year's presentation. The company's fiscal year ends on the last Saturday of December, and included 52 weeks in 1996 and 1995, and 53 weeks in 1994.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

    The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 28, 1996 and December 30, 1995, $28.1 million and $65.6 million, respectively, of the cash and cash equivalents included on the consolidated balance sheet were held in the form of time deposits or certifcates of deposit.

Inventories

   Inventories are valued at the lower of cost or market. Inventory cost includes cost of raw material, labor, and overhead. Approximately 25 percent of inventories, including all domestic inventories, are valued on the last-in, first-out (LIFO) cost method. The first-in, first-out (FIFO) cost method is generally used for the remaining inventories. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $20.6 million higher at the end of 1996 and $21.3 million higher at the end of 1995.

Property and Depreciation

   Properties are initially stated at cost. Depreciation is determined on a straight-line basis over estimated useful lives. Generally, the estimated useful lives are 10 to 45 years for buildings and improvements and 3 to 20 years for machinery and equipment. Upon the sale or retirement of property, plant, and equipment, a gain or loss is recognized. If the carrying value of an asset, including associated intangibles, exceeds the sum of estimated undiscounted future cash flows then an impairment loss is recognized for the difference between estimated fair value and carrying value. Expenditures for maintenance and repairs are charged to expense.

   Statement of Financial Accounting Standards No. 121,
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), was adopted by the Financial Accounting Standards Board (FASB) in March 1995 and has been implemented by the company in 1996. However, since the company's previous accounting policy was consistent with the provisions of SFAS 121, there was no impact as a result of adopting the new standard.

Revenue Recognition

   Revenue is recognized when product is shipped.

Advertising and Research and Development Costs

   Advertising and research and development costs are charged to expense as incurred. Advertising expense totaled $7.3 million, $8.7 million, and $8.5 million in 1996, 1995, and 1994, respectively. Research and development costs totaled $7.2 million, $6.3 million, and $8.9 million in 1996, 1995, and 1994, respectively.

Accounting for Stock-Based Compensation

   In October 1995, the FASB adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which governs the accounting for stock-based compensation plans, including employee stock options. The statement allows companies the choice of adopting a new fair value based method of accounting for such plans that includes expensing related compensation cost in the income statement, or continuing to apply the method specified under preexisting guidelines under which generally no compensation expense is recorded. If companies elect to follow preexisting guidelines, the new statement requires that the notes to the financial statements include pro forma information on net income and earnings per share as if the fair value based method were being used. The company has elected to continue to measure compensation expense under the preexisting guidelines. Pro forma information relating to stock-based compensation is presented in
Note 9.

Income Taxes

   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. In determining the amount of any valuation allowance required to offset deferred tax assets, an assessment is made that includes anticipating future income, in determining the likelihood of realizing deferred tax assets.

   The results of the company's domestic operations were included in Premark International, Inc.'s (Premark) consolidated U.S. federal tax return through May 31, 1996, the date of the Distribution. The provisions for income taxes included in these financial statements for periods prior to the Distribution are the company's allocated share of Premark's domestic income tax expense, representing the expense that the company would have incurred on a separate return basis, and the actual income tax provisions of its foreign subsidiaries.

   As part of the plan of Distribution, Tupperware and Premark entered into a tax sharing agreement. This agreement generally provides that for periods prior to the Distribution, the two companies will retain the liability for any unpaid taxes attributable to their respective operations.

Pro Forma Net Income Per Common and Common Equivalent Share
(Unaudited)

   Historical net income per share has been omitted since the company was not a separate entity with a capital structure of its own throughout any of the years presented.

   Pro forma net income per common and common equivalent share is calculated as if the Distribution had occurred at the beginning of fiscal 1995 and assumes that the company used $25.0 million of available cash and $271.9 million of additional borrowings to fund a special dividend payment to Premark of $284.9 million and $12.0 million for the amount that the company paid in July 1996 related to the quarterly dividend declared on Premark's common stock on May 1, 1996. Pro forma net income is based on the company's historical net income adjusted in 1996 and 1995 for $7.0 million and $16.9 million of additional interest expense, net of $2.7 million and $6.6 million of tax benefits, respectively, related to the increase in borrowings at an assumed weighted average interest rate of 6.2 percent. Pro forma net income per share includes pro forma net income divided by an assumed 63.1 million weighted average common and common equivalent shares for all periods prior to the Distribution and actual net income per share for the period subsequent to the Distribution. The company's only common stock equivalents are stock options.

Derivative Financial Instruments

   The company periodically uses derivative financial instruments, principally over-the-counter forward exchange contracts with major international financial institutions, to offset the effects of exchange rate changes on net investments in foreign subsidiaries, firm purchase commitments, and certain intercompany loan transactions.

   Gains and losses on contracts designated as hedges of net investments in a foreign subsidiary or intercompany transactions that are permanent in nature are accrued as exchange rates change, and are recognized in shareholders' equity as foreign currency translation adjustments. Gains and losses on contracts designated as hedges of intercompany transactions that are not permanent in nature are accrued as exchange rates change and are recognized in income. Gains and losses on contracts designated as hedges of identifiable foreign currency firm commitments are deferred and included in the measurement of the related foreign currency transaction. Contracts hedging non-permanent intercompany transactions and identifiable foreign currency firm commitments are held to maturity.

Fair Value of Financial Instruments

   Due to their short maturity or their insignificance, the carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, short-term borrowings, and outstanding forward exchange contracts approximated their fair values at December 28, 1996, and December 30, 1995. The approximate fair value of the company's $100 million of 7.25 percent notes due in 2006, determined through reference to market yields, was $102.2 million as of December 28, 1996. The fair value of the remaining long-term debt approximated its book value at the end of 1996 and 1995.

Foreign Currency Translation

   Results of operations for foreign subsidiaries are translated into U.S. dollars using the average exchange rates during the year. The assets and liabilities of those subsidiaries, other than those of operations in highly inflationary countries, are translated into U.S. dollars using the exchange rates at the balance sheet date. The related translation adjustments are recorded in a separate component of shareholders' equity, "Cumulative foreign currency adjustments." Foreign currency transaction gains and losses, as well as translation of financial statements of subsidiaries in highly inflationary countries, are included in income.

Note 2:   Relationship and Transactions with Premark International,Inc.

   On November 1, 1995, Premark's board of directors authorized Premark management to proceed with a plan to establish the Tupperware business as an independent company through a stock distribution to Premark's shareholders (the Distribution). The Distribution was effected on May 31, 1996, through a 1-for-1 distribution of stock, which was tax free to Premark's shareholders pursuant to a ruling received from the Internal Revenue Service.

   Pursuant to the plan to distribute the shares of the company to Premark shareholders, Premark and Tupperware entered into several agreements, including a Distribution Agreement, an Employee Benefits and Compensation Allocation Agreement, and a
Tax Sharing Agreement.  Under the Distribution Agreement, on May
24, 1996, Dart Industries Inc. (Dart), which is now a wholly-owned subsidiary of Tupperware, paid a $284.9 million special dividend (the Dividend Payment) to Premark. Dart funded the Dividend Payment with new bank borrowings and available cash. In addition, the company paid Premark $12.0 million in July 1996 to fund a portion of the quarterly dividend on Premark's common stock declared in May 1996.

   Included in the consolidated statement of income is an allocation of general corporate expenses related to services provided for the company by Premark in the amounts of $4.4 million for 1996 through the date of the Distribution, $14.5 million in 1995, and $13.8 million in 1994. This allocation was based on an estimate of the proportion of corporate expenses related to the company for the periods presented and, in the opinion of management, has been made on a reasonable basis and approximates the incremental costs that would have been incurred had the company been operating on a stand-alone basis.

   There are no material intercompany purchase or sale transactions between Premark and the company. Under Premark's centralized cash management system, short-term advances from Premark and excess cash sent to Premark were reflected as "Net transactions with Premark" during the periods prior to the Distribution. No interest was charged or otherwise allocated by Premark to the company.

Note 3:  Inventories

(In millions)                            1996       1995
                                       ------     ------
Finished goods . . . . . . . . . . .   $127.5     $100.3
Work in process. . . . . . . . . . .     49.0       40.1
Raw materials and supplies . . . . .     76.3       66.2
                                       ------     ------
Total inventories. . . . . . . . . .   $252.8     $206.6
                                       ======     ======
Note 4: Property, Plant, and Equipment

(In millions)                            1996       1995
                                       ------     ------
Land . . . . . . . . . . . . . . . .   $ 11.9     $ 12.7
Buildings and improvements . . . . .    175.4      173.1
Machinery and equipment. . . . . . .    760.8      732.5
Construction in progress . . . . . .     26.1       19.7
                                       ------     ------
Total property, plant, and equipment    974.2      938.0
Less accumulated depreciation. . . .   (643.2)    (620.3)
                                       ------     ------
Property, plant, and equipment, net    $331.0     $317.7
                                       ======     ======

Note 5:  Accrued Liabilities

(In millions)                            1996       1995
                                       ------     ------
Compensation and employee benefits .   $ 76.8     $ 61.3
Advertising and promotion. . . . . .     53.5       52.3
Taxes other than income taxes. . . .     29.5       40.9
Income taxes . . . . . . . . . . . .     27.1       29.8
Other. . . . . . . . . . . . . . . .     72.0       82.2
                                       ------     ------
Total accrued liabilities. . . . . .   $258.9     $266.5
                                       ======     ======
Note 6:  Financing Arrangements

Short-term Borrowings

(Dollars in millions)                          1996       1995       1994
                                              ------     ------     ------
Total short-term borrowings at year-end       $123.7     $83.8      $58.3
Weighted average interest rate at year-end       5.3%      3.6%       3.7%
Average borrowings during the year            $186.4     $75.3      $48.4
Weighted average interest rate for the year      5.0%      3.3%       4.3%
Maximum borrowings during the year            $316.6     $95.8      $70.2


  The average borrowings and weighted average interest rates were determined using month-end borrowings and the interest rates applicable to them. Of total year-end borrowings, $70.0 million was in the form of U.S. commercial paper. The remaining $53.7 million of short-term borrowing was from several banks, with $19.0 million payable in Japanese yen and $7.4 million in British pounds. As of December 28, 1996, $98.8 million of the company's outstanding borrowings that were due within one year by their terms were classified as non-current due to the company's ability and intent that those borrowings be outstanding throughout 1997.

Operating Leases

  Rental expense for operating leases totaled $32.8 million in 1996, $37.9 million in 1995, and $45.4 million in 1994.
Approximate minimum rental commitments under noncancelable operating leases in effect at December 28, 1996, were: 1997 -- $19.5 million; 1998 -- $10.8 million; 1999 -- $3.6 million;
2000 -- $2.2 million; 2001 - $1.8 million; after 2001 - $1.4 million.

Long-term Debt

(In millions)                           1996        1995
                                       ------      ------
7.05% Series Notes due 2003. . . . . . $ 15.0      $ --
7.25% Notes due 2006 . . . . . . . . .  100.0        --
Short-term borrowings classified as
 non-current . . . . . . . . . . . . .   98.8        --
Other. . . . . . . . . . . . . . . . .    1.5        0.4
                                       ------      -----
Total long-term debt                   $215.3      $ 0.4
                                       ======      =====

  On October 1, 1996, a subsidiary of the company sold to the public $100.0 million of 10-year 7.25 percent unsecured notes that are due in October 2006, and on December 23, 1996, a subsidiary of the company sold through a private placement $15.0 million of 6.5 year 7.05 percent notes due in June 2003. The proceeds from these borrowings were used to refinance a portion of the company's commercial paper borrowings.

  As of December 28, 1996, the company had $487.1 million of unused lines of credit, including $300.0 million under an unsecured multicurrency facility that was entered into in May 1996. This facility supports the company's commercial paper borrowing capability and expires in May 2001. Interest paid on total debt in 1996, 1995, and 1994 was $10.8 million, $2.8 million, and $9.0 million, respectively.

Derivative Financial Instruments

  The company's derivative financial instruments at December 28, 1996, consisted solely of the forward exchange contracts summarized below. All of the contracts mature within 12 months. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, all translated at the year end market exchange rates for the U.S. dollar.

                                                                   Weighted
                                                                   average
                                                                   contract rate
(Dollars in millions)                     Buy         Sell         of exchange
                                          ----        ----         -------------
Philippine pesos with U.S. dollars . .   $15.1                       26.5000
Belgian francs with U.S. dollars . . .    14.2                       31.7642
German marks with U.S. dollars . . . .     9.7                        1.5584
Italian lira with U.S. dollars . . . .     5.3                     1,526.452
Swiss francs with U.S. dollars . . . .     4.8                        1.3292
Belgian francs for U.S. dollars. . . .               $44.9           30.7505
French francs for U.S. dollars . . . .                26.2            5.0888
Spanish pesetas for Belgian francs . .                12.1           32.0513
Portuguese escudos for U.S. dollars                    9.9          155.7788
Swiss francs for U.S. dollars. . . . .                 6.5            1.2436
French francs for Swiss francs . . . .                 5.4            1.3461
British pounds for Netherlands guilders                5.1            1.7464
Netherlands guilders for U.S. dollars                  4.9            1.6787
Other currencies . . . . . . . . . . .    19.3        10.3            various
                                         -----      ------
  Total. . . . . . . . . . . . . . . .   $68.4      $125.3
                                         =====      ======

  The contracts to sell Belgian, French, and Swiss francs;
Portuguese escudos; and Netherlands guilders for U.S. dollars are hedging a portion of the company's net investments in those countries. All other contracts are hedging cross-currency intercompany loans that are not permanent in nature.

  The company's theoretical credit risk for each forward exchange contract is its replacement cost, but management believes that the risk of incurring credit losses is remote and that such losses, if any, would not be material. The company is also exposed to market risk on its forward exchange contracts due to potential changes in foreign exchange rates; however, such market risk would be substantially offset by changes in the valuation of the underlying items being hedged. At December 28, 1996, and December 30, 1995, the net accrued gain and the net accrued loss on all forward exchange contracts were $2.3 million and $6.8 million, respectively. The aggregate impact of all foreign currency transactions was not material to the company's income.

Note 7: Income Taxes

  For income tax purposes, the domestic and foreign components of income before taxes were as follows:

(In millions)                        1996           1995         1994
                                   ------         ------       ------
Domestic                           $ 97.8         $106.4       $105.7
Foreign                             136.7          118.5         85.5
                                   ------         ------       ------
Total                              $234.5         $224.9       $191.2
                                   ======         ======       ======

The provision for income taxes was as follows:

(In millions)                        1996           1995         1994
                                   ------         ------       ------
Current:
  Federal. . . . . . . . . . . . . $ 7.7          $(40.6)      $  1.2
  Foreign. . . . . . . . . . . . .  63.3            84.4         54.8
  State. . . . . . . . . . . . . .   3.4             --           0.9
                                   ------         ------       ------
                                    74.4            43.8         56.9
                                   ------         ------       ------
Deferred:
  Federal. . . . . . . . . . . . .  (6.8)           38.3         (6.1)
  Foreign. . . . . . . . . . . . .  (6.6)          (30.6)        (7.7)
  State. . . . . . . . . . . . . .  (1.2)            2.0         (1.1)
                                   ------         ------       ------
                                   (14.6)            9.7        (14.9)
                                   ------         ------       ------
Total. . . . . . . . . . . . . .  $ 59.8          $ 53.5       $ 42.0
                                  =======         ======       ======

  The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate were as follows:

(In millions)                             1996           1995         1994
                                        ------         ------       ------
Amount computed using statutory rate    $ 82.1         $ 78.7       $ 66.9
Increase (reduction) in taxes
  resulting from:
  Net benefit from repatriating
      foreign earnings . . . . . . . .    (6.8)         (22.6)       (15.7)
  Foreign income taxes . . . . . . . .      --            5.7          5.9
  Changes in valuation allowance for
      federal deferred tax assets. . .    (9.9)            --        (19.0)
  Benefit of capital loss carryforward   (10.0)            --          --
  Resolution of tax audit contingencies    --           (10.4)         --
  Other. . . . . . . . . . . . . . . .     4.4            2.1          3.9
                                        ------         ------       ------
                                         $59.8         $ 53.5       $ 42.0
                                        ======         ======       ======

  In 1996, 1995, and 1994, Tupperware recognized $3.1 million, $5.7 million, and $9.4 million, respectively, of benefits for deductions associated with the exercise of employee stock options. These benefits were added directly to capital surplus in 1996 and to "Net Investment by Premark" in 1995 and 1994, and are not reflected in the provision for income taxes.

Deferred tax assets (liabilities) are composed of the following:

(In millions)                                  1996           1995
                                            --------       --------
Depreciation . . . . . . . . . . . . . . .  $ (29.0)       $ (29.7)
Deferred costs . . . . . . . . . . . . . .     (4.9)          (4.4)
Other. . . . . . . . . . . . . . . . . . .     (3.4)          (3.9)
                                            -------        -------
Gross deferred tax liabilities . . . . . .    (37.3)         (38.0)
                                            -------        -------
Credit carryforwards . . . . . . . . . . .     31.7            9.1
Fixed assets basis differences . . . . . .     23.8           17.5
Bad debt reserves. . . . . . . . . . . . .     14.9            9.9
Postretirement benefits. . . . . . . . . .     14.3           15.1
Employee benefits accruals . . . . . . . .     18.2           13.6
Inventory reserves . . . . . . . . . . . .     10.3           17.0
Computer leasing transactions. . . . . . .      7.6            9.1
Other accruals . . . . . . . . . . . . . .     28.8           38.3
                                            -------        -------
Gross deferred tax assets. . . . . . . . .    149.6          129.6
                                            -------        -------
Valuation allowances . . . . . . . . . . .    (25.8)         (25.9)
                                            -------        -------
Net deferred tax assets. . . . . . . . . .  $  86.5        $  65.7
                                            =======        =======

  At December 28, 1996, the company had a domestic capital loss carryforward of $40.7 million and foreign net operating loss carryforwards of $51.3 million. The capital loss carryforward expires in 2001. Of the total net operating loss carryforwards, $43.7 million expire at various dates from 1997 to 2001, while the remainder have unlimited lives. During 1996, the company recognized net benefits of $3.7 million related to foreign net operating loss carryforwards. Repatriation of foreign earnings would not result in a significant incremental cost to the company. At December 28, 1996, and December 30, 1995, the company had valuation allowances against certain deferred tax assets totaling $25.8 million and $25.9 million, respectively. These valuation allowances relate to tax assets in jurisdictions where it is management's best estimate that there is not a greater than 50 percent probability that the benefit of the assets will be realized in the associated tax returns.

  The company paid income taxes in 1996, 1995, and 1994, of $76.5 million, $75.2 million, and $47.9 million, respectively.
For periods prior to the Distribution when the company's domestic operations were included in Premark's U.S. tax returns, income tax payments were only made by foreign subsidiaries of the company.

Note 8: Retirement Benefit Plans

Pension Plans

  The company has various pension plans covering substantially all domestic employees and certain employees in other countries. Prior to the Distribution, the participants in the domestic plan were covered by a pension plan with similar benefits, sponsored by Premark (the Premark Plan).

  Under an agreement with Premark, the company has assumed or retained pension liabilities related to substantially all Tupperware participants. Assets of the Premark Plan have been allocated in accordance with ERISA rules between the Premark Plan and the company's plan for domestic participants.

  The actuarial cost method used in determining pension expense is the projected unit credit method. Generally, annual cash contributions are equal to the minimum funding amounts required by ERISA for the U.S. plan.

Net pension expense included the following components:

(In millions)                        1996          1995         1994
                                    -----         -----        -----
Service cost on benefits earned
   during the year. . . . . . . .   $ 5.2         $ 4.8        $ 3.2
Interest cost on benefits earned
   in prior years . . . . . . . .     5.4           5.8          3.9
Return on plan assets:
  Actual (gain) loss . . . . . . .   (4.2)         (6.7)         1.0
  Deferred gain (loss) . . . . . .    0.8           3.2         (3.9)
                                    -----         -----        -----
Net gain recognized. . . . . . . .   (3.4)         (3.5)        (2.9)
Net amortization . . . . . . . . .    0.8           0.8          0.3
                                    -----         -----        -----
Net pension expense. . . . . . . .  $ 8.0         $ 7.9        $ 4.5
                                    =====         =====        =====

 The assumed long-term rates of return on assets used in determining net pension expense were: U.S. plan -- 9.0 percent; foreign plans -- various rates from 4.0 percent to
11.0 percent. The assumed discount rates used in determining the actuarial present value of the projected benefit obligations were: U.S. plan -- 7.75 percent at December 28, 1996; 7.25 percent at December 30, 1995; and 8.75 percent at December 31, 1994; foreign plans -- various rates from 3.5 percent to 10.0 percent. The assumed rates of increase in future compensation levels were: U.S. plan -- 6.0 percent; foreign plans -- various rates from 3.0 percent to 8.0 percent.

The funded status of the plans was as follows:

                                              U.S.               Foreign
                                              plan                plans
                                          --------------      --------------
(In millions)                             1996      1995      1996      1995
                                          ----      ----      ----      ----
Actuarial present value of benefit
   obligations:
  Vested benefits. . . . . . . . . .    $ 20.3     $20.0      $49.2     $49.8
  Nonvested benefits . . . . . . . .       1.0       0.9        5.6       6.3
                                        ------     -----      -----     -----
Accumulated benefit obligations. . .      21.3      20.9       54.8      56.1
Effect of projected future salary
  increases . . . . . . . . . . . .        3.0       4.0       13.4      14.6
                                        ------     -----      -----     -----
Projected benefit obligations. . . .      24.3      24.9       68.2      70.7
Plan assets at fair value -- primarily
  equity securities and corporate
  and government bonds . . . . . . .      21.7      20.8       29.4      28.0
                                        ------     -----      -----     -----
Plan assets less than projected
  benefit obligations. . . . . . . .      (2.6)     (4.1)     (38.8)    (42.7)
Unrecognized prior service (benefit)
  cost . . . . . . . . . . . . . . .        --      (0.3)       0.1       0.1
Unrecognized net (gain) loss. . . . .     (0.5)      2.2        7.4      11.2
Unrecognized net transition
  (asset) obligations. . . . . . . .      (0.4)     (0.5)       3.2       3.9
                                        ------     -----     ------    ------
Accrued pension cost . . . . . . . .    $ (3.5)    $(2.7)    $(28.1)   $(27.5)
                                        ======     =====     ======    ======

  At December 28, 1996, and December 30, 1995, the accumulated benefit obligations of certain foreign plans exceeded plan assets. For those plans, the accumulated benefit obligations were $45.0 million and $47.1 million and the projected benefit obligations were $54.7 million and $57.2 million for 1996 and 1995, respectively. The fair values of those plans' assets at the end of 1996 and 1995 were $17.5 million and $17.1 million, respectively.

  The company also has several savings, thrift, and profit-sharing plans. Its contributions to these plans are based upon various levels of employee participation. The total cost of these plans was $3.5 million in 1996, $2.8 million in 1995, and $3.9 million in 1994.

Medical and Life Insurance Benefits

  In addition to providing pension benefits, the company provides certain postretirement health care and life insurance benefits for selected U.S. and Canadian employees. Most employees and retirees outside the United States are covered by government health care programs. Employees may become eligible for these benefits if they reach normal retirement age while working for the company and satisfy certain years of service requirements. The medical plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features, such as deductibles and coinsurance. The medical plans include an allowance for Medicare for post-65 retirees.

  The net periodic postretirement benefit costs for 1996, 1995, and 1994 were:

(In millions)                            1996          1995         1994
                                        -----         -----        -----
Service cost . . . . . . . . . . . . .  $ 0.5         $ 0.3        $ 0.4
Interest on accumulated postretirement
 benefit obligation. . . . . . . . . .    2.8           3.0          3.0
Net amortization . . . . . . . . . . .   (0.1)         (0.2)          --
                                        -----         -----        -----
Total. . . . . . . . . . . . . . . . .  $ 3.2         $ 3.1        $ 3.4
                                        =====         =====        =====

  The projected liabilities, which are not funded, are reconciled with the amounts recognized in the company's consolidated balance sheet, as follows:

(In millions)                           1996           1995
                                       ------         ------
Accumulated postretirement benefit
 obligations:
  Retirees . . . . . . . . . . . .     $34.4          $33.8
  Other fully eligible participants      0.1            1.2
  Other active participants. . . .       3.9            6.1
                                       -----          -----
                                        38.4           41.1
Unrecognized prior service benefit       2.1            2.3
Unrecognized loss. . . . . . . . .      (1.2)          (4.5)
                                       -----          -----
Accrued postretirement benefit cost     39.3           38.9
Less current portion . . . . . . . .     2.4            2.8
                                       -----          -----
Total long-term accrued postretirement
   benefit cost. . . . . . . . . . .   $36.9          $36.1
                                       =====          =====

  The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75 percent at December 28, 1996, and 7.25 percent at December 30, 1995. The assumed health care cost trend rate is 10 percent for the pre-65 plan and 7 percent for the post-65 plan for 1996. These rates are assumed to decrease by one percentage point per year until an ultimate level of 6 percent is reached. The rate is assumed to remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 28, 1996, by $3.9 million. The effect of a one percentage point increase on the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 would be $0.4 million.

  The company continues to evaluate ways in which it can improve management of these benefits and control the costs.
Any changes in the plans or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.

Note 9: Incentive Compensation Plans

Certain officers and other key employees of the company participate in the Tupperware Corporation 1996 Incentive Plan
(the Incentive Plan). Annual and long-term performance awards and awards of options to purchase Tupperware shares and of restricted stock are made under the Incentive Plan.

Performance Awards

Earned performance awards of $19.3 million, $12.9 million, and $9.0 million are included in the consolidated statement of income for 1996, 1995, and 1994, respectively.

Stock Awards

The total number of shares initially available for grant under the Incentive Plan was 6,100,000; however, that amount may be increased by up to 1,500,000 shares in the event that the company repurchases shares during the Incentive Plan's 10-year term. Of the total number of shares available for grant, up to 300,000 may be used for restricted stock awards. As of December 28, 1996, shares available for award under the Incentive Plan totaled 3,323,573 of which 151,689 could be granted in the form of restricted stock.

In connection with the Distribution, options to purchase Premark shares and restricted shares of Premark stock that were held by Tupperware officers and employees were canceled and reissued under the Incentive Plan as options to purchase Tupperware shares and restricted shares of Tupperware stock. The reissuances were in amounts and at exercise prices that maintained the amount of unrealized stock appreciation. The vesting dates and exercise periods of these options and restricted shares were not affected by the cancellation and reissuance. The exercise prices of all outstanding options have been set at the fair market value of the shares on the date of grant. Under the options outstanding as of December 28, 1996, 70,792 shares may be purchased at prices less than $10.00 per share; 652,926 shares at prices between $10.01 and $20.00 per share; 309,815 shares at prices between $20.01 and $30.00 per share; 721,560 shares at prices between $30.01 and $40.00 per share; and 682,050 shares at prices greater than $40.00 per share. All outstanding options have vesting dates that are three years from the date of grant and exercise periods that are 10 years from the date of grant. Outstanding restricted shares have initial vesting periods ranging from 1 to 5 years. Options outstanding as of December 28, 1996, will expire during the period 1999 through 2006, and have a weighted-average remaining life of 7.5 years. As of December 28, 1996, options to purchase 995,731 shares were exercisable.


Since the exercise prices of all outstanding options have been set at the grant date market prices, under the company's accounting policy no compensation expense has been reflected in the consolidated income statement. As required by FASB Statement 123, "Accounting for Stock-Based Compensation," the company has estimated the fair value of its 1996 option grants and the 1995 option grants for Premark stock made to individuals who became officers and employees of Tupperware Corporation. If these fair value estimates had been used to record compensation expense in the consolidated income statement, pro forma net income would have been reduced by $1.6 million and $0.1 million to $168.8 million and $161.0 million, or $2.67 and $2.55 per common and common equivalent share, in 1996 and 1995, respectively.

The fair values of the 1996 and 1995 stock option grants were estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2.0 percent for both years; expected volatility of 30.0 percent for both years; risk free interest rates of 6.4 percent and 5.8 percent for 1996 and 1995, respectively; and expected lives of 5 years for both 1996 and 1995. Compensation expense associated with restricted stock grants is equal to the fair market value of the shares on the date of grant and is recognized ratably over the required holding period. Compensation expense associated with restricted stock grants was not significant.

Under the Tupperware Corporation Director Stock Plan (Director
Plan), non-employee directors may elect to receive their annual retainers in the form of stock or stock options. Options granted to directors become exercisable on the last day of the fiscal year in which they are granted, have a term of 10 years, and have an exercise price that compensates for the foregone cash retainer. This amount and the value of stock grants on the date of award have been recognized as an expense by the company. The number of shares initially available for grant under the Director Plan and the number of shares available as of December 28, 1996, were 300,000 and 254,412, respectively. As of December 28, 1996, options to purchase 44,213 shares were exercisable.

For Tupperware directors with options under the Premark Director Stock Option plan (Premark plan) who were Premark directors prior to the Distribution, the options were canceled and reissued in a manner similar to employee awards. For outside Tupperware directors who continued as Premark directors as of the date of the Distribution, one-half of the unvested options under the Premark plan were canceled and reissued and the other half remained as Premark stock options.

Stock option and restricted stock activity for the Incentive
Plan and the Director Plan is summarized below:


                                                                  Average
                                             Shares subject     option price
      Stock Options                            to option          per share
------------------------------             ---------------     --------------
Balance at December 30, 1995 . . . . .            --                 --
Options granted to replace Premark
    options . . . . . . . . . . . . .          2,006,566           $22.60
Options granted . . . . . . . . . . .            685,500            42.22
Options canceled  . . . . . . . . . .            (19,737)           33.57
Options exercised . . . . . . . . . .           (235,186)           13.45
                                              ----------
Balance at December 28, 1996 . . . .           2,437,143            28.91
                                              ==========

                                                                   Shares
                                               Shares            available
      Restricted Stock                       outstanding        for issuance
-------------------------------            ---------------     --------------
Balance at December 30, 1995 . . . . .           --                  --
Increase in shares available due to
   adoption of Incentive Plan . . . .            --               300,000
Shares awarded to replace
   Premark shares . . . . . . . . . .            61,311           (61,311)
Shares awarded  . . . . . . . . . . .            87,000           (87,000)
                                              ---------         ---------
Balance at December 28, 1996 . . . .            148,311           151,689
                                              =========         =========

Note 10:  Geographic Information

  The company operates worldwide in one business segment: the manufacture and distribution, through independent direct sales forces, of plastic food storage and serving containers, microwave cookware, and educational toys.

(In millions)                       1996           1995          1994
                                   ------         ------        ------
Net sales:
 Europe . . . . . . . . . . . .  $  581.7       $  595.1      $  540.1
 Americas:
  United States. . . . . . . .      181.1          208.6         228.8
  Latin America. . . . . . . .      268.5          200.6         176.4
                                 --------       --------      --------
                                    449.6          409.2         405.2

 Asia Pacific . . . . . . . . .     338.0          355.1         329.3
                                 --------       --------      --------

    Total net sales . . . . . .  $1,369.3       $1,359.4      $1,274.6
                                 ========       ========      ========

Operating Profit:
 Europe . . . . . . . . . . . .  $  153.0       $  156.8      $  125.0
 Americas:
  United States. . . . . . . .       10.4           10.3          16.0
  Latin America. . . . . . . .       43.3           19.4          15.7
                                 --------       --------      --------
                                     53.7           29.7          31.7

 Asia Pacific . . . . . . . . .      61.0           59.4          46.3
                                 --------       --------      --------
 Total operating profit . . . .     267.7          245.9         203.0

Unallocated expenses . . . . . .    (16.1)         (22.9)        (12.0)
Costs associated with becoming an
 independent company. . . . . . .    (9.1)           --            --
Interest (expense) income, net .     (8.0)           1.9           0.2
                                 --------       --------      --------
 Income before income taxes . .  $  234.5       $  224.9      $  191.2
                                 ========       ========      ========

Identifiable assets:
 Europe . . . . . . . . . . . .  $  315.6       $  327.7      $  284.5
 Americas:
  United States. . . . . . . . .    176.3          159.1         161.6
  Latin America. . . . . . . . .    181.1          115.6          90.8
                                 --------       --------      --------
                                    357.4          274.7         252.4

 Asia Pacific . . . . . . . . .     198.5          187.9         192.1
 Corporate. . . . . . . . . . .     107.0          153.7         153.6
                                 --------       --------      --------
 Total identifiable assets. . .  $  978.5       $  944.0      $  882.6
                                 ========       ========      ========

  Sales to a single customer did not exceed 10 percent of total sales. Export sales were insignificant. Unallocated expenses are corporate expenses and other items not directly related to the operations of any particular geographic area. Corporate assets consist of cash and assets maintained for general corporate purposes. As of December 28, 1996, the company's net investment in international operations was $316.9 million. The company is subject to the usual economic risks associated with international operations; however, these risks are partially mitigated by the broad geographic dispersion of the company's operations.

Note 11: Contingencies

  The company and certain subsidiaries are involved in litigation and various legal matters that are being defended and handled in the ordinary course of business. Included among these matters are environmental issues. None of the company's contingencies are expected to have a material adverse effect on its financial position, results of operations, or cash flow.

  Kraft Foods, Inc., which was formerly affiliated with Premark and Tupperware, has assumed any liabilities arising out of any legal proceedings in connection with certain divested or discontinued businesses. The liabilities assumed include matters alleging product liability, environmental liability, and infringement of patents.

Note 12: Quarterly Financial Summary (Unaudited)

  Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 28, 1996, and December 30, 1995.

(In millions, except                First       Second     Third      Fourth
  per share amounts)                quarter     quarter    quarter    quarter
                                    -------     -------    -------    -------
Year ended December 28, 1996:
  Net sales. . . . . . . . . . .    $329.0      $379.0     $290.6     $370.7
  Cost of products sold. . . . .     120.4       134.3      104.6      128.0
  Net income . . . . . . . . . .      31.6        50.6       18.1       74.4
  Pro forma net income per common
    and common equivalent share       0.46        0.77       0.29       1.17
  Dividends, declared per share        --          --        0.22       0.22
  Composite stock price range:
    High . . . . . . . . . . . .       N/A      46 3/8     49 7/8     55 1/2
    Low. . . . . . . . . . . . .       N/A      38 3/4     38 1/4     45 7/8
    Close. . . . . . . . . . . .       N/A      42 1/4     49         54 3/8

Year ended December 30, 1995:
 Net sales . . . . . . . . . . .    $330.2     $351.0      $291.9     $386.3
 Cost of products sold . . . . .     113.4      122.6       112.1      133.4
 Net income. . . . . . . . . . .      30.6       47.9        18.3       74.6
 Pro forma net income per common
  and common equivalent share. .      0.44       0.72        0.25       1.14

Note 13: Rights Agreement

    In 1996, the company adopted a shareholders' rights plan with a duration of 10 years, under which shareholders received a right to purchase one one-hundredth of a share of preferred stock for each right owned. The rights are exercisable if 15 percent of the company's common stock is acquired or threatened to be acquired, and the rights are redeemable by the company if exercisability has not been triggered. Under certain circumstances, if 50 percent or more of the company's consolidated assets or earning power are sold, a right entitles the holder to buy shares of the company equal in value to twice the exercise price of each right. Upon acquisition of the company by a third party, a holder could receive the right to purchase stock in the acquirer. The foregoing percentage thresholds may be reduced to not less than 10 percent.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Tupperware Corporation:

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Tupperware Corporation and its subsidiaries at December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Tupperware Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Orlando, Florida
February 14, 1997