Form 10-K, Exhibit 13
period 1997-12-27
TUPPERWARE CORP
filed 1998-03-24
CIK 1008654

Selected Financial Data
                  1997         1996      1995      1994     1993     1992
               --------     --------  -------- -------- -------- --------
(Dollars in millions,
except per share amounts)
Operating results
Net sales:
 Europe        $  546.6     $  581.7  $  595.1 $  540.1 $  505.1 $  490.7
 Asia Pacific     279.0        338.0     355.1    329.3    286.9    268.3
 Latin America    247.2        268.5     200.6    176.4    154.4    138.7
 United States    156.5        181.1     208.6    228.8    225.4    207.1
               --------     --------  -------- -------- -------- --------
  Total net
  sales        $1,229.3     $1,369.3  $1,359.4 $1,274.6 $1,171.8 $1,104.8
               ========     ========  ======== ======== ======== ========

Operating profit (loss):
 Europe       $  144.6     $  153.0  $  156.8 $  125.0 $  110.3 $   92.4
 Asia Pacific     37.2         61.0      59.4     46.3     40.3     32.9
 Latin America    (5.7)<F1>    43.3      19.4     15.7     15.7      5.9
 United States   (29.5)<F1>    10.4      10.3     16.0     12.5   (139.6)
              --------     --------  -------- -------- -------- --------
 Total operating
  profit (loss)  146.6        267.7     245.9    203.0    178.8     (8.4)<F6>
              --------     --------  -------- -------- -------- --------
Unallocated
 expenses        (18.0)<F1>   (16.1)    (22.9)   (12.0)   (17.8)   (24.1)
Costs associated
 with becoming
 an independent
 company            --         (9.1)      --        --       --       --
Interest (expense)
 income, net     (17.8)        (8.0)      1.9      0.2    (12.6)    (9.3)
              --------     --------  -------- -------- -------- --------
Income (loss)
 before income
 taxes and
 cumulative effect
 of accounting
 changes         110.8<F1>    234.5     224.9    191.2    148.4    (41.8)
Provision for
 income  taxes    28.8         59.8      53.5     42.0     30.5      1.9
              --------     --------  -------- -------- -------- --------
Income (loss)
 before
 cumulative
 effect of
 accounting
 changes      $   82.0<F1> $  174.7  $  171.4 $  149.2 $  117.9 $  (43.7)
              ========     ========  ======== ======== ======== ========
Net income
 (pre-1997
 pro forma)   $   82.0<F1> $  170.4  $  161.1
              ========     ========  ========
Earnings per
 common share
 (pre-1997
 pro forma):<F2>,<F3>

 Basic        $   1.34     $   2.75  $   2.60
              ========     ========  ========
 Diluted      $   1.32     $   2.71  $   2.57
              ========     ========  ========
See footnote explanations on following page.

Selected Financial Data
                    1997    1996    1995      1994     1993     1992
                   ------  ------  ------    ------   ------   ------
(Dollars in millions, except
per share amounts)
Profitability ratios
Operating profit
  as a percent
  of sales:
   Europe           26.5%    26.3%    26.3%    23.1%    21.8%    18.8%
   Asia Pacific     13.3     18.0     16.7     14.1     14.1     12.3
   Latin America     nm      16.1      9.7      8.9     10.2      4.3
   United States     nm       5.7      4.9      7.0      5.6       nm

     Total operating
      profit        11.9     19.5     18.1     15.9     15.3       nm

Return on average
  equity<F4>,<F5>   30.5     65.0
Return on average
  invested
  capital<F4>,<F5>  17.1     32.6

Financial Condition
Working capital   $103.3   $156.2    $88.1    $72.9   $(49.6)  $(11.3)
Property, plant,
  and equipment,
  net              293.0    331.0    317.7    310.2    277.2    250.8
Total assets       847.2    978.5    944.0    882.6    785.1    661.1
Short-term
  borrowings
  and current
  portion of
  long-term debt     -       25.3     83.8     58.3    139.9<F8> 19.3
Long-term debt     236.7    215.3      0.4      0.5     45.6    153.3
Shareholders'
  equity           214.2    305.5    415.6    395.1    163.3     68.2
Current ratio       1.34     1.43     1.20     1.18     0.90     0.97
Long-term debt-
  to-equity<F4>    110.5%    70.5%
Total debt-
  to-capital<F4>    52.5%    44.1%

Other Data
Net cash provided
  by operating
  activities      $161.8    $150.5  $179.2   $142.7   $150.3   $152.0
Capital
  expenditures      67.5      96.0    69.3     72.9     85.6     80.0
Depreciation        66.1      65.3    61.3     55.7     44.7     50.1

Common Stock Data<F4>
Diviends declared
  per share        $0.88     $0.44<F7>
Dividend payout
  ratio<F7>         66.7%     32.5%
Average common
  shares outstanding
  (thousands):
   Basic          61,334    62,016
   Diluted        61,827    62,806

Year-end book
  value per share  $3.51    $ 4.90
Year-end price/
  earnings ratio    20.7      20.1
Year-end market/
  book ratio         7.8      11.1
Year-end
  shareholders
  (thousands)       20.5      21.6

<F1>Includes a $42.4 million fourth quarter pretax charge
($31.3 million after tax): $22.2 million in Latin America, primarily for bad debts in Brazil; $16.0 million in United States, primarily for inventory obsolescence; and $4.2 million in unallocated, primarily for corporate downsizing.
<F2>Pro forma net income is based on historical net income
adjusted for interest expense related to the increase in borrowings incurred in connection with the distribution of the company's equity to Premark International, Inc.'s shareholders in May 1996. Information is not applicable prior to 1995.
<F3>For all periods prior to the Distribution, the number of shares used was the 62.0 million (basic) and 62.8 million (diluted) shares as of the date of the Distribution.
<F4>Due to the change in the company's capital structure in
connection with the Distribution, this information is not applicable or not meaningful for the omitted periods.
<F5>Returns on average equity and invested capital are
calculated using net income or pro forma net income and the monthly balances of equity and invested capital beginning at the date of the Distribution. Invested capital equals equity plus debt.
<F6>In 1992, the company recorded a $136.7 million pretax
charge ($111.4 million after tax) primarily related to consolidation of manufacturing capacity and restructuring the U.S. distribution system.
<F7>The company initiated regular quarterly dividends of $0.22 per share beginning in the third quarter of 1996. The dividend payout ratio is dividends declared per share divided by diluted earnings per share. 1996 assumes four quarterly dividend declarations.
<F8>Includes $105.0 million of the $150.0 million of 8.375
percent notes that were called at par on February 1, 1994.
nm - not meaningful
(/TABLE)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the results of operations for 1997 compared with 1996, and of 1996 compared with 1995, and changes in financial condition during 1997. This information should be read in conjunction with the consolidated financial information provided on pages 14 to 35 of this Annual Report.

The Distribution

On May 31, 1996, Tupperware Corporation (Tupperware, the company) became an independent company through the distribution by Premark International, Inc. (Premark) to its shareholders of the equity of the company (the Distribution). The Distribution was effected through a 1-for-1 distribution of stock, which was tax free to Premark's shareholders pursuant to a ruling received from the Internal Revenue Service.

Results of Operations

Net Sales and Net Income

Net sales in 1997 of $1.2 billion were 10 percent lower than 1996 net sales, reflecting decreases from operations in all areas except Europe, which had a modest improvement. In addition, foreign exchange had a significant negative impact on the comparison of $105.2 million, or 7 percentage points. In 1996, sales increased 0.7 percent over 1995 sales of $1.4 billion, reflecting a substantial increase from operations in Latin America and slight improvements in Europe and Asia Pacific. These increases were mostly offset by the unfavorable impact of foreign exchange and lower U.S. sales.

Net income decreased 52 percent to $82.0 million in 1997 from pro forma 1996 net income of $170.4 million. Europe had a strong improvement in operating profit, before the impact of foreign exchange, but the other three areas had significantly lower results and foreign exchange had a negative impact of $20.9 million, or 7 percentage points, on the comparison. The 1997 results include a fourth quarter pretax charge totaling $42.4 million ($31.3 million after tax), primarily for provisions for bad debts in Brazil, inventory obsolescence in the United States, and to a lesser extent, corporate downsizing. Only a small portion of the charge involves cash outlays by the company. Unallocated corporate expenses increased $1.9 million in 1997 compared with 1996, primarily reflecting the amount recorded as part of the fourth quarter charge, which was offset by lower provisions for annual executive incentive payments. Additionally, during 1996, the company incurred $9.1 million of pretax costs associated with becoming an independent company.

Pro forma net income increased 6 percent to $170.4 million in 1996, compared with $161.1 million in 1995. All areas had operational improvements, but foreign exchange had an $11.3 million negative impact on the comparison. Corporate expenses decreased substantially compared with 1995, which included an allocation of overhead from Premark for the full year. In both 1997 and 1996, 87 percent of sales, and in 1997 and 1996, 100 percent and 96 percent, respectively, of the company's operating profit were generated by international operations.

Costs and Expenses

The cost of products sold in relation to sales was 38.6 percent, 35.6 percent, and 35.4 percent in 1997, 1996, and 1995, respectively. The higher ratio in 1997 compared with 1996 reflects lower manufacturing capacity utilization, along with the inventory obsolescence provision recorded in the United States in the fourth quarter. Delivery, sales, and administrative expense as a percentage of sales was 50.5 percent,
45.8 percent, and 48.1 percent in 1997, 1996, and 1995, respectively. Expenses decreased slightly in 1997, but the impact on the ratio was not as great as the impact of lower sales. A significant reason for this was the bad debt provision recorded in Brazil in the fourth quarter. The ratio improved in 1996 compared with 1995 as costs were contained while sales rose, particularly in Latin America.

Tax Rate

The effective tax rates for 1997, 1996, and 1995, were 26.0 percent, 25.5 percent, and 23.8 percent, respectively. The 1997 rate did not change significantly from the 1996 rate as the impact of a higher foreign effective tax rate and the absence of the 1996 benefit of a capital loss carryforward was largely offset by the impact of lower pretax income and the generation of a higher level of foreign tax credits. The increase in 1996 compared with 1995 was due to a lower benefit from repatriating foreign earnings and the absence of the 1995 benefit from the resolution of certain international and domestic tax audit contingencies. These factors were only partially offset by the 1996 benefit of a capital loss carryforward and from reducing the valuation allowance for U.S. federal deferred tax assets.

Net Interest

The company had $17.8 million of net interest expense in 1997, compared with net interest expense of $8.0 million in 1996, and net interest income of $1.9 million in 1995.
Until immediately before the Distribution, the company was capitalized primarily through Premark's net investment. No interest was charged to the company for this funding, which is the reason for the lower net interest expense in 1996 and the net interest income in 1995. In future years, the company expects to incur net interest expense at a level closer to 1997 than in prior years, since in 1997, net borrowings were outstanding for the entire year.

Regional Results
1997 vs. 1996

                                                                Negative Percent of
                                      Decrease      Restated<F2> foreign    total
                                   ---------------  increase     exchange ----------
                   1997     1996    Dollar  Percent (decrease)    impact  1997 1996
                 -------  --------  ------- ------- ----------  --------  ---- ----
(Dollars in millions)
Sales
 Europe         $  546.6  $  581.7 $ (35.1)   (6)%      7%     $ (68.8)    44%  42%
 Asia Pacific      279.0     338.0   (59.0)  (18)      (8)       (35.6)    23   25
 Latin America     247.2     268.5   (21.3)   (8)      (8)        (0.8)    20   20
 United States     156.5     181.1   (24.6)  (14)     (14)          -      13   13
                 -------  -------- -------                     -------    ---- ----
                $1,229.3  $1,369.3 $(140.0)  (10)%     (3)%    $(105.2)   100% 100%
                ========  ======== =======                     =======    ==== ====
Operating Profit
 Europe         $  144.6  $  153.0 $  (8.4)   (6)%      8%     $ (19.3)    99%  57%
 Asia Pacific       37.2      61.0   (23.8)  (39)     (28)        (9.2)    25   23
 Latin America      (5.7)<F1> 43.3   (49.0)   nm       nm         (0.2)    nm   16
 United States     (29.5)<F1> 10.4   (39.9)   nm       nm           -      nm    4
                --------   ------- -------                     -------    ---- ----
                $  146.6  $  267.7 $(121.1)  (45)%    (39)%    $ (28.7)    nm  100%
                ========  ======== =======                     =======    ==== ====

<F1>Includes fourth quarter charge: $22.2 million in Latin America, primarily for bad debt expense in Brazil; and $16.0 million in the United States, primarily for inventory obsolescence.
<F2>1997 actual compared with 1996 translated at 1997 exchange rates.
nm - not meaningful

Europe

The 1997 sales improvement before the impact of foreign exchange was attributable to higher volume in Germany and Italy, along with the sale of a better mix of product in
South Africa. Partially offsetting these factors were decreases in the United Kingdom and France due to lower volume. In Germany, which accounts for a substantial portion of the region's sales and operating profit, the
higher volume resulted from successful recruiting programs that led to a larger sales force. Italy's sales force also
increased due to better recruiting results.   In the United
Kingdom, the reduced volume reflected the inability to recruit a dynamic sales organization, while the shortfall in France resulted from the difficult consumer market and recruiting environment given the country's social welfare system, which can incent people to stay out of the work force.

The 1997 operating profit increase before the impact of foreign exchange reflected the net improvement in sales volume along with more efficient promotional spending, which were partially offset by other higher operating expenses throughout the area. The negative impact of foreign exchange on both sales and operating profit related to currencies throughout the region.

Asia Pacific

Excluding the negative impact of foreign exchange, which was due to the dollar's strength against currencies throughout the region, sales decreased primarily due to lower volume in Japan and the Philippines. In both countries, the number of demonstrations fell reflecting smaller sales forces. Operating profit fell more significantly, due to higher per unit manufacturing costs, in addition to the lower sales volume, which was only partially offset by a volume-related decline in promotional spending.

Latin America

The 1997 results reflected significant sales decreases due to lower volume in Brazil and Argentina, which were partially offset by higher volume in Mexico. The decreases in Brazil and Argentina were due to significantly lower sales force productivity and activity levels, which are being addressed through training of distributors and the sales forces in direct selling fundamentals and by refocusing on group demonstration versus one-on-one selling. In Mexico the number of sellers increased substantially. The operating profit decrease resulted from the impact of the net sales decline, along with $22.2 million of the fourth quarter charge, which was primarily for bad debt reserves in Brazil. The higher reserve position became necessary in the fourth quarter due to a decision to significantly reduce the number of distributors and due to sales and past due receivables levels.

United States

The U.S. sales decline resulted from implementation of higher sales force standards in the latter half of 1996.
The new standards led to a smaller active sales force, compared with 1996, although fourth quarter sales exceeded those of 1996 as a result of an improvement in sales force productivity. New programs, including a two-tiered vehicle program, have been implemented to increase recruiting and activity. Excluding the $16.0 million of the fourth quarter charge that relates to the United States, the operating loss was $13.5 million, or $23.9 million worse than 1996, reflecting the lower sales volume and higher per unit manufacturing costs due to lower production volume. These factors were only partially offset by a reduction in operating expenses that reflected the effort to improve profitability. The fourth quarter charge was primarily for inventory obsolescence, due to a decision to undertake a rationalization of the product line after exhausting opportunities to reduce inventories through normal channels.

Regional Results
1996 vs. 1995
                                      Increase                   Negative Percent of
                                     (decrease)     Restated<F1> foreign    total
                                   ---------------  increase     exchange ----------
                   1996     1995    Dollar  Percent (decrease)    impact  1996 1995
                 -------  --------  ------- ------- ----------  --------  ---- ----
(Dollars in millions)
Sales
 Europe        $  581.7 $  595.1    $(13.4)   (2)%       2%      $(25.5)   42%  44%
 Asia Pacific     338.0    355.1     (17.1)   (5)        3        (27.6)   25   26
 Latin America    268.5    200.6      67.9    34        41         (9.6)   20   15
 United States    181.1    208.6     (27.5)  (13)      (13)          -     13   15
                ------- --------    ------                       ------   ---- ----
               $1,369.3 $1,359.4    $  9.9     1%        6%      $(62.7)  100% 100%
               ======== ========    ======                       ======   ==== ====
Operating Profit
 Europe        $  153.0  $ 156.8    $ (3.8)   (2)%       3%      $ (7.7)   57%  64%
 Asia Pacific      61.0     59.4       1.6     3        13         (5.1)   23   24
 Latin America     43.3     19.4      23.9   122       148         (2.0)   16    8
 United States     10.4     10.3       0.1     1         1           -      4    4
               --------  -------    ------                       ------   ---- ----
               $  267.7  $ 245.9    $ 21.8     9%       16%      $(14.8)  100% 100%
               ========  =======    ======                       ======   ==== ====

<F1>1996 actual compared with 1995 translated at 1996 exchange rates.

Europe

The sales improvement in Europe, excluding the negative impact of foreign exchange, was from higher volume in Italy and certain smaller markets and was only partially offset by lower volume in France. Italy's increase in volume was attributable to its success in recruiting and motivating a larger active sales force, while the lower volume in France was attributable to a smaller active sales force and the weak economic environment. In Germany, 1996 sales were even with 1995 sales, after considering the unfavorable impact of foreign exchange. Lower sales in Germany in the first quarter of 1996 were offset by higher volume during the remainder of the year, particularly the second and third quarters. In the first quarter, a weak economy, together with lower sales during an important promotional period, led to the poor comparison with the first quarter of 1995. The impact of strong sales force recruiting for the remainder of the year offset the sales shortfall in the first quarter.

The higher operating profit in 1996, excluding the impact of foreign exchange, reflected the sales fluctuations addressed above, along with lower promotional costs in Germany and a lower cost structure in the United Kingdom, partially offset by higher costs in Spain. The negative impact of foreign exchange on both sales and operating profit reflected the dollar's strength against the currencies throughout the region.

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

Latin  America

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

United States

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

Financial Condition

Liquidity and Capital Resources

Working capital decreased to $103.3 million as of December 27, 1997, compared with $156.2 million as of December 28, 1996, and $88.1 million as of December 30, 1995. The current ratio was 1.3 to 1 at the end of 1997, 1.4 to 1 at the end of 1996, and 1.2 to 1 at the end of 1995.
The 1997 decrease in working capital resulted primarily from a lower level of inventories reflecting the company's reduction initiative, as well as provisions for obsolescence. Other significant factors contributing to the decrease were a lower cash balance resulting from efforts to reduce overseas deposits, and a reduction in accounts receivable reflecting lower sales and higher reserves for doubtful accounts. Partially offsetting these factors were lower accounts payable and accrual balances due to lower levels of production, employee incentives earned, and promotional awards earned by the sales forces. Also, as of the end of 1997, the company classified all of its borrowings that were current by their terms as long-term debt due to its ability and intent that they be outstanding throughout 1998. In 1996, a portion of these borrowings remained in current liabilities. In addition, working capital decreased from the impact of a stronger U.S. dollar versus foreign currencies at the end of 1997 compared with the end of 1996.

The 1996 increase in working capital was due to a reduction in the amount of debt classified as current, and an increase in inventories because of substantial sales growth in Latin America and lower than planned fourth quarter sales in certain markets. These factors were only partially offset by a decrease in cash and cash equivalents, as part of the effort to reduce overseas deposits.

On May 28, 1997, a subsidiary of the company sold to the public $15.0 million of 6.84 percent fixed rate notes, which mature on June 2, 2000 (Notes). The proceeds of the Notes were used to refinance a portion of the company's outstanding commercial paper borrowings. On August 8, 1997, the company amended its $300 million unsecured multicurrency credit facility to extend its maturity date from May 16, 2001, to August 8, 2002. The total debt-to-capital ratio at the end of 1997 was 52.5 percent compared with 44.1 percent at the end of 1996. As of December 27, 1997, the company had $300 million available under the multicurrency credit facility. The multicurrency credit facility, along with $189 million of foreign uncommitted lines of credit, and cash generated by operating activities, are expected to be adequate to finance any additional working capital needs and capital expenditures.

Operating Activities

Cash provided by operating activities was $161.8 million in 1997, compared with $150.5 million in 1996, and $179.2 million in 1995. In 1997, the benefit of improved working capital management was only partially offset by the decrease in net income. The primary reason for the lower 1996 amount compared with 1995 was a more significant increase in inventories.

Investing Activities

For 1997, 1996, and 1995, respectively, capital expenditures totaled $67.5 million, $96.0 million, and $69.3 million.
The most significant individual component of capital spending was new molds. The higher 1996 expenditures, compared with 1997 and 1995, primarily relate to the increase of manufacturing capacity in Latin America and higher spending on molds. Capital expenditures are expected to be about $70 million in 1998.

Dividends

Quarterly dividends were initiated in August 1996 at $0.22 per share. During 1997 and 1996, respectively, the company declared dividends of $0.88 and $0.44 per share of common stock.

Share Repurchases

In November 1996, the company announced it would repurchase up to 5 million shares of its common stock, with volume and timing to depend on market conditions. Shares are being acquired for general corporate needs. In 1997, the company repurchased 1.5 million shares in the open market for a total cost of $57.6 million or an average of $39 per share.
On January 12, 1998, the company announced that it would accelerate its repurchases under the program, subject to market conditions. Through February 27, 1998, 3.1 million shares had been repurchased under the program since its initiation, for a total of $98.9 million or an average of $32 per share.

New Accounting Standards

In February 1997, the Financial Accounting Standards Board
(FASB) adopted Statement of Financial Accounting Standards
(SFAS) No. 128, "Earnings per Share," which has caused the company to change beginning with these financial statements, the way that it calculates and displays per share information. Under the new rules, the company displays "basic" earnings per share, which is net income divided by weighted average shares outstanding during the period. Also displayed is "diluted" earnings per share, which considers the impact of common stock equivalents. Based on the company's capital structure, its common stock equivalents are employee and director stock options and restricted stock. The difference between basic and diluted earnings per share is not significant for the company, nor is the difference between per share earnings computed under the new and previous methods. Earnings per share presented for prior periods has been restated to the new method.

In June 1997, the FASB adopted two standards, SFAS Nos. 130 and 131, "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information," respectively. Both of these new standards relate to the display of financial information rather than impacting the computation of net income or earnings per share, and both will be effective for the company beginning with its 1998 annual financial statements. SFAS 130 requires that companies display "comprehensive income," which in addition to the current definition of net income includes certain amounts currently recorded directly in equity. For the company, the only such item is foreign currency translation adjustments. The new standard will be adopted by adding a column, which will show comprehensive income, to the statement of changes in shareholders' equity.

SFAS 131 mandates the management approach to identifying business segments. Under the management approach, segments are defined as the organizational units that have been established for internal performance evaluation purposes.
For the company, this will mean that the four areas currently identified in Note 10 to the consolidated financial statements on geographic information will be defined as business segments. Since this information is already displayed as geographic information in the company's financial statement notes and since the information included in management's discussion and analysis of results of operations is also organized in this manner, adoption of this standard will not have a significant impact on the company's financial statements.

Year 2000 Issues

The company has studied the "Year 2000" issues affecting its operations and has prepared a plan to address them.
That plan is now being implemented and the issues are not expected to have a material adverse effect on the company's operations. Furthermore, the cost of addressing Year 2000 issues has not been material to the company to date and is not expected to be in future periods.

Market Risk and Impact of Inflation

One of the company's market risks is its exposure to the impact of interest rate changes. The company has elected to manage this risk through the maturity structure of its borrowings. Under its present policy, the company has set a target of having approximataely half of its borrowings with extended terms.

A significant portion of the company's sales and profits comes from its international operations. Although these operations are geographically dispersed, which partially mitigates the risks associated with operating in particular countries, the company is subject to the usual risks associated with international operations. These risks include local political and economic environments, and relations between foreign and U.S. governments.

Another economic risk of the company, which is associated with its operating internationally, is the exposure to fluctuations in foreign currency exchange rates on the earnings, cash flows, and financial position of the company's international operations. The company is not able to project in any meaningful way the possible effect of these fluctuations on translated amounts or future earnings. This is due to the large number of currencies involved, the constantly changing exposure in these currencies, and the fact that all foreign currencies do not react in the same manner in relation to the U.S. dollar. In response to the fact that a strengthening U.S. dollar generally has a negative impact on the company, the company uses financial instruments, such as forward contracts, to hedge its exposure to certain foreign exchange risks associated with non-permanent intercompany borrowings and a portion of its investment in international operations.
In addition to hedging against the balance sheet impact of changes in exchange rates, the hedge of investments in international operations also has the effect of hedging a portion of the cash flows from those operations. See
Note 6 to the consolidated financial statements for a description of the nature of the risks associated with the company's derivative financial instruments and for information on the company's year-end open forward contract positions.

Inflation as measured by consumer price indices has continued at a low level in most of the countries in which the company operates, notwithstanding the recent economic problems in Asia.



                        TUPPERWARE CORPORATION
                   CONSOLIDATED STATEMENT OF INCOME

                                       Year Ended
                         ------------------------------------
                           Dec. 27,     Dec, 28,    Dec. 30,
                             1997         1996        1995
                          ---------     --------    --------
(In millions, except per share amounts)
Net sales                  $1,229.3     $1,369.3    $1,359.4
                           --------     --------    --------
Costs and expenses:
 Cost of products sold        473.9        487.3       481.5
 Delivery, sales, and
  administrative expense      620.7        627.2       653.5
 Interest expense              24.1         13.2         3.1
 Interest income               (6.3)        (5.2)       (5.0)
 Costs associated with
  becoming an
  independent company           --           9.1         --
 Other expense, net             6.1          3.2         1.4
                           --------     --------    --------
   Total costs
    and expenses            1,118.5      1,134.8     1,134.5
                           --------     --------    --------
Income before
 income taxes                 110.8        234.5       224.9
Provision for
 income taxes                  28.8         59.8        53.5
                           --------     --------    --------
Net income                 $   82.0     $  174.7    $  171.4
                           ========     ========    ========
Net income
 per common share
 (pre 1997 pro forma
 and unaudited):

   Basic                   $   1.34     $   2.75    $   2.60
                           ========     ========    ========
   Diluted                 $   1.32     $   2.71    $   2.57
                           ========     ========    ========

See Notes to the Consolidated Financial Statements.

                            TUPPERWARE CORPORATION
                          CONSOLIDATED BALANCE SHEET


                                Dec. 27,      Dec. 28,
                                  1997          1996
                                --------      --------
(Dollars in millions, except per share amounts)
Assets
Cash and cash equivalents        $  22.1       $ 53.0
Accounts receivable,
 less allowances
 of $40.4 in 1997 and
 $25.9 in 1996                      97.0        121.3
Inventories                        184.2        252.8
Deferred income
 tax benefits                       44.4         35.1
Prepaid expenses
 and other                          55.4         61.0
                                 -------       ------
  Total current assets             403.1        523.2
                                 -------       ------
Deferred income tax benefits        82.7         56.4
Property, plant, and
 equipment, net                    293.0        331.0
Long-term receivables,
 net of allowances of $39.3
 in 1997 and $38.0 in 1996          36.4         33.5

Other assets                        32.0         34.4
                                 -------      -------
  Total assets                   $ 847.2      $ 978.5
                                 =======      =======

Liabilities and
 shareholders' equity

Accounts payable                 $  75.4      $  95.6
Short-term borrowings
 and current portion of
 long-term debt                       --         25.3
Accrued liabilities                224.4        246.1
                                 -------      -------
  Total current
   liabilities                     299.8        367.0
                                 -------      -------
Long-term debt                     236.7        215.3
Accrued postretirement
 benefit cost                       38.0         36.9
Other liabilities                   58.5         53.8
Shareholders' equity:
  Preferred stock,
   $0.01 par value,
   200,000,000 shares
   authorized; none issued            --           --
  Common stock, $0.01
   par value, 600,000,000
   shares authorized;
   62,367,289 and 62,359,824
   shares issued at December 27,
   1997, and December 28, 1996,
   respectively                      0.6          0.6
  Capital surplus                   19.5         19.1
  Retained earnings                441.4        418.2
  Treasury stock, 1,400,207
   at cost                         (54.0)          --
  Unearned portion of
   restricted stock issued
   for future service               (2.4)        (3.9)
  Cumulative foreign
   currency adjustments           (190.9)      (128.5)
                                 -------      -------
    Total shareholders'
     equity                        214.2        305.5
                                 -------      -------
    Total liabilities
     and shareholders'
     equity                      $ 847.2      $ 978.5
                                 =======      =======
See Notes to the Consolidated Financial Statements.

                          TUPPERWARE CORPORATION
             CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                            Net                       Cumulative
                       Common Common  Treasury  Treasury investment                     foreign
                       stock  stock    stock     stock      by      Capital Retained   currency
                       shares Dollars  shares   Dollars   Premark   surplus earnings  adjustments
                       ------ ------- --------  -------  ---------  ------- --------  -----------
(In millions, except per share amounts)
December 31, 1994        --     --       --        --     $ 508.1      --       --      $(113.0)
   Net income                                               171.4
   Net transactions
     with Premark                                          (146.0)
   Translation
    adjustments                                                                            (4.9)
                       ------  ----     ----     -----    -------    -----   -------    -------
December 30, 1995        --     --       --        --       533.5      --        --      (117.9)
   Net Income                                                31.6            $ 143.1
   Shares issued
    to Premark          62.1   $0.6                          (0.6)
   Net transactions
    with Premark
    other than
    special dividend                                         31.7
   Special dividend
    to Premark                                             (293.7)   $ 8.8
   Distribution of
    equity of the
    company to
    Premark's
    shareholders                                           (302.5)             302.5
   Cash dividends
    declared
    ($0.44
    per share)                                                                 (27.4)
   Stock issued for
    incentive plans
    and related
    tax benefits         0.3    --                                    10.3
   Translation
    adjustments                                                                           (10.6)
                        ----   ----     ----     ------   --------   -----   -------    -------
December 28, 1996       62.4    0.6      --         --         --     19.1     418.2     (128.5)

 Net income                                                                     82.0
 Distribution of
  equity of the
  company to
  Premark's
  shareholders                                                                  (2.7)
 Cash dividends
  declared
  ($0.88 per share)                                                            (53.9)
 Purchase of
  treasury stock                        1.5      $(57.6)
 Stock issued for
  incentive plans
  and related tax
  benefits                             (0.1)        3.6                0.4      (2.2)
 Translation
  adjustments                                                                             (62.4)
                        ----   ----   -----      ------   --------   -----   -------    -------
December 27, 1997       62.4   $0.6     1.4      $(54.0)       --    $19.5   $ 441.4    $(190.9)
                        ====   ====   =====      ======   ========   =====   =======    =======
See Notes to the Consolidated Financial Statements.

                              TUPPERWARE CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                    Year Ended
                       ---------------------------------------
                       Dec. 27,       Dec. 28,       Dec. 30,
                         1997           1996           1995
                       --------       --------     ----------
(In millions)
Cash flows from
 operating activities

Net Income              $ 82.0        $ 174.7        $ 171.4
Adjustments to
 reconcile net
 income to net
 cash provided
 by operating
 activities:
  Depreciation            66.1           65.3           61.3
  Loss on sale
   of assets               2.7            5.2            5.3
  Foreign exchange
   loss, net               1.2            1.3            0.6
Changes in assets
 and liabilities:
  Decrease (increase)
   in accounts and
   notes receivable       15.5          (14.1)         (25.7)
  Decrease (increase)
   in inventories         44.7          (54.0)         (24.5)
  (Decrease) increase
   in accounts payable
   and accrued
   liabilities           (13.6)           2.0            4.1
  (Decrease) increase
   in income taxes
   payable                 5.1            0.6            2.0
  (Increase) decrease
   in net deferred
   income taxes          (33.2)         (16.3)           7.8
  Other, net              (8.7)         (14.2)         (23.1)
                        ------        -------        -------
   Net cash provided
    by operating
    activities           161.8          150.5          179.2
                        ------        -------        -------
Cash flows from
 investing activities
Capital expenditures     (67.5)         (96.0)         (69.3)
                        ------        -------        -------
Cash flows from
 financing activities
Special dividend
 to Premark                --          (284.9)           --
Net transactions with
 Premark other than
 special dividend          --            37.6         (146.0)
Dividend payments
 to shareholders         (54.2)         (13.7)           --
Payments to acquire
 treasury stock          (57.1)           --             --
Proceeds from
 exercise of
 stock options             3.4            6.3            --
Net (decrease)
 increase in
 short-term debt         (14.8)         (54.1)          31.4
Proceeds from
 issuance of
 long-term debt           15.0          315.5            0.7
Repayment of
 long-term debt            --          (100.6)          (0.7)
                        ------        -------        -------
   Net cash used
    in financing
    activities          (107.7)         (93.9)        (114.6)
                        ------        -------        -------
Effect of exchange
 rate changes on cash
 and cash equivalents    (17.5)          (4.9)          (0.3)
                        ------        -------        -------
Net decrease
 in cash and
 cash equivalents        (30.9)         (44.3)          (5.0)
Cash and cash
 equivalents at
 beginning of year        53.0           97.3          102.3
                        ------        -------        -------
Cash and cash
 equivalents at
 end of year            $ 22.1        $  53.0        $  97.3
                        ======        =======        =======

See Notes to the Consolidated Financial Statements.

                      TUPPERWARE CORPORATION
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 1:   Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Tupperware Corporation and all of its subsidiaries (the company or Tupperware). All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current year's presentation. The company's fiscal year ends on the last
Saturday of December.

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

Cash and Cash Equivalents

The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 27, 1997 and December 28, 1996, $13.5 million and $28.1 million, respectively, of the cash and cash equivalents included on the consolidated balance sheet were held in the form of time deposits or certificates of deposit.

Inventories

Inventories are valued at the lower of cost or market.
Inventory cost includes cost of raw material, labor, and overhead. Domestic inventories, approximately 15 percent and 25 percent of total inventories, at December 27, 1997, and December 28, 1996, respectively are valued on the last-in, first-out (LIFO) cost method. The first-in, first-out (FIFO) cost method is generally used for the remaining inventories. If inventories valued on the LIFO method had been valued using the FIFO method,they would have been $16.0 million higher at the end of 1997 and $20.6 million higher at the end of 1996.

Property and Depreciation

Properties are initially stated at cost. Depreciation is determined on a straight-line basis over estimated useful lives. Generally, the estimated useful lives are 10 to 45 years for buildings and improvements and 3 to 20 years for machinery and equipment. Upon the sale or retirement of property, plant, and equipment, a gain or loss is recognized. If the carrying value of an asset, including associated intangibles, exceeds the sum of estimated undiscounted future cash flows, then an impairment loss is recognized for the difference between estimated fair value and carrying value. Expenditures for maintenance and repairs are charged to expense.

Revenue Recognition

Revenue is recognized when product is shipped.

Advertising and Research and Development Costs

Advertising and research and development costs are charged to expense as incurred. Advertising expense totaled $6.2 million, $7.3 million, and $8.7 million in 1997, 1996, and 1995, respectively. Research and development costs totaled $12.8 million, $7.2 million, and $6.3 million in 1997, 1996, and 1995, respectively.

Accounting for Stock-Based Compensation

The company measures compensation expense for employee and director stock options as the aggregate difference between the market and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the purchase price are known. Compensation expense associated with restricted stock grants is equal to the market value of the shares on the date of grant and is recorded pro rata over the required holding period. Pro forma information relating to the fair value of stock-based compensation is presented in Note 9 to the consolidated financial statements.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets also are recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment includes anticipating future income.

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

Net Income Per Common Share

In 1997, the company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Accordingly, these financial statements include "basic" and "diluted" per share information for all periods presented. Basic per share information is calculated by dividing net income by the weighted average number of shares outstanding. Diluted per share information is calculated by also considering the impact of common stock equivalents on both net income and the weighted average number of shares outstanding. The weighted average number of shares used in the basic earnings per share computations were 61.3 million, 62.0 million, and 62.0 million, in 1997, 1996, and 1995, respectively. The only difference in the computation of basic and diluted earnings per share is the inclusion of 0.5 million in 1997 and 0.8 million in 1996 and 1995 of common stock equivalents. The company's common stock equivalents consist of employee and director stock options and restricted stock. Per share information pertaining to 1996 and 1995 has been restated to conform with the current year's presentation.

Pro forma net income per common share is calculated for periods prior to the Distribution as if the Distribution had occurred at the beginning of fiscal 1995. The pro forma amounts assume that the company used $25.0 million of available cash and $271.9 million of additional borrowings to fund a special dividend payment to Premark of $284.9 million, and $12.0 million for the amount that the company paid in July 1996 related to the quarterly dividend declared on Premark's common stock on May
1, 1996. Pro forma net income is based on the company's historical net income adjusted in 1996 and 1995 for $7.0 million and $16.9 million of additional interest expense, net of $2.7 million and $6.6 million of tax benefits, respectively, related to the increase in borrowings at an assumed weighted average interest rate of 6.2 percent. Pro forma net income per share includes pro forma net income divided by an assumed average common shares of 62.0 million for basic and
62.8 million for diluted, respectively, for all periods prior to the Distribution and actual net income per share for the period subsequent to the Distribution.

Derivative Financial Instruments

The company uses derivative financial instruments, principally over-the-counter forward exchange contracts with major international financial institutions, to offset the effects of exchange rate changes on net investments in certain foreign subsidiaries, firm purchase commitments, and certain intercompany loan transactions. Gains and losses on contracts designated as hedges of net investments in a foreign subsidiary or intercompany transactions that are permanent in nature are accrued as exchange rates change, and are recognized in shareholders' equity as foreign currency translation adjustments. Gains and losses on contracts designated as hedges of intercompany transactions that are not permanent in nature are accrued as exchange rates change and are recognized in income. Gains and losses on contracts designated as hedges of identifiable foreign currency firm commitments are deferred and included in the measurement of the related foreign currency transaction. Contracts hedging non-permanent intercompany transactions and identifiable foreign currency firm commitments are held to maturity.

Fair Value of Financial Instruments

Due to their short maturity or their insignificance, the carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities, short-term borrowings, and outstanding forward exchange contracts approximated their fair values at December 27, 1997, and December 28, 1996. The approximate fair value of the company's $100 million of 7.25 percent notes due in 2006, determined through reference to market yields, was $105.5 million and $102.2 million as of December 27, 1997, and December 28, 1996, respectively. The fair value of the remaining long-term debt approximated its book value at the end of 1997 and 1996.

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

Note 2:   Relationship and Transactions with Premark
International, Inc.

On May 31, 1996, Tupperware became an independent company through the distribution by Premark to its shareholders of the equity of the company (the Distribution). The distribution was effected through a 1-for-1 distribution of stock, which was tax free to Premark's shareholders pursuant to a ruling received from the Internal Revenue Service.

Under a Distribution Agreement, with Premark on May 24, 1996, Dart Industries Inc. (Dart), which is now a wholly-owned subsidiary of Tupperware, paid a $284.9 million special dividend (the Dividend Payment) to Premark. Dart funded the Dividend Payment with new bank borrowings and available cash. In addition, the company paid Premark $12.0 million in July 1996 to fund a portion of the quarterly dividend on Premark's common stock declared in May 1996.

Included in the consolidated statement of income is an allocation of general corporate expenses related to services provided for the company by Premark in the amounts of $4.4 million for 1996 through the date of the Distribution and $14.5 million in 1995. This allocation was based on an estimate of the proportion of corporate expenses related to the company for the periods presented and, in the opinion of management, has been made on a reasonable basis and approximates the incremental costs that would have been incurred had the company been operating on a stand-alone basis.

Prior to the Distribution, there were no material intercompany purchase or sale transactions between Premark and the company. Under Premark's centralized cash management system, short-term advances from Premark and excess cash sent to Premark were reflected as "Net transactions with Premark" during the periods prior to the Distribution. No interest was charged or otherwise allocated by Premark to the company.

Note 3:  Inventories

(In millions)
                                  1997       1996
                                --------   --------
Finished goods                   $ 86.2     $127.5
Work in process                    43.3       49.0
Raw materials and supplies         54.7       76.3
                                 ------     ------
 Total inventories               $184.2     $252.8
                                 ======     ======

Note 4: Property, Plant, and Equipment

(In millions)
                                  1997       1996
                                --------   --------
Land                            $  11.8    $  11.9
Buildings and improvements        172.2      175.4
Machinery and equipment           738.2      760.8
Construction in progress           21.8       26.1
                                -------    -------
  Total property, plant,
   and equipment                  944.0      974.2
Less accumulated depreciation    (651.0)    (643.2)
                                -------    -------
  Property, plant,
   and equipment, net           $ 293.0    $ 331.0
                                =======    =======

Note 5:  Accrued Liabilities

(In millions)
                                  1997       1996
                                --------   --------
Compensation and
 employee benefits              $  52.7    $  64.0
Advertising and promotion          36.5       53.5
Taxes other than income taxes      34.2       29.5
Income taxes                       27.3       27.1
Other                              73.7       72.0
                                -------    -------
  Total accrued liabilities     $ 224.4    $ 246.1
                                =======    =======
Note 6:  Financing Arrangements

Short-term Borrowings

(Dollars in millions)
                                  1997       1996       1995
                                --------   --------   --------
Total short-term
 borrowings at year-end         $105.0      $123.7      $83.8
Weighted average
 interest rate at year-end         6.4%        5.3%       3.6%
Average borrowings
 during the year                $166.2      $186.4      $75.3
Weighted average
 interest rate
 for the year                      5.5%        5.0%       3.3%
Maximum borrowings
 during the year                $212.5      $316.6      $95.8

The average borrowings and weighted average interest rates were determined using month-end borrowings and the interest rates applicable to them. Of total year-end borrowings, $7.0 million was in the form of U.S. commercial paper. The remaining $98.0 million of short-term borrowings was from several banks, with $35.0 million payabale in French francs, $17.6 million in German Marks, and $10.0 million in Japanese yen. As of December 27, 1997, all of the company's outstanding borrowings that were due within one year by their terms were classified as non-current due to the company's ability and intent that those borrowings be outstanding throughout 1998.

Operating Leases

Rental expense for operating leases totaled $40.5 million in 1997, $32.8 million in 1996, and $37.9 million in 1995.
Approximate minimum rental commitments under noncancellable operating leases in effect at December 27, 1997, were: 1998 -- $7.7 million; 1999 -- $5.6 million; 2000 -- $3.0 million;
2001 -- $2.6 million; 2002 -- $2.2 million; after 2002 --
$3.1 million.

Long-term Debt

(In millions)
                                  1997       1996
                                --------   --------
6.84% Series Notes due 2000      $ 15.0     $   --
7.05% Series Notes due 2003        15.0       15.0
7.25% Notes due 2006              100.0      100.0
Short-term borrowings
 classified as non-current        105.0       98.8
Other                               1.7        1.5
                                 ------     ------

Total long-term debt             $236.7     $215.3
                                 ======     ======

On May 28, 1997, a subsidiary of the company sold to the public $15.0 million of 3-year 6.84 percent unsecured notes that are due in June 2000. The proceeds from these borrowings were used to refinance a portion of the company's commercial paper borrowings. As of December 27, 1997, the company had $489.4 million of unused lines of credit, including
$300.0 million under an unsecured multicurrency facility that was entered into in May 1996 and amended in August 1997. This facility supports the company's commercial paper borrowing capability and expires in August 2002. Interest paid on total debt in 1997, 1996, and 1995 was $23.7 million, $10.8 million, and $2.8 million, respectively.

Derivative Financial Instruments
                                   1997                  1996
                         ---------------------- ---------------------------
                                       Weighted                   Weighted
                                       average                    average
                                       contract                   contract
                                       rate of                    rate of
(Dollars in millions)     Buy   Sell   exchange    Buy     Sell   exchange
                        ------ ------ ---------   -----   ------  ---------
French francs
 with U.S. dollars      $ 31.9           5.9278
Belgian francs
 with U.S. dollars        31.6          36.5482   $14.2             31.7642
British pounds
 with U.S. dollars        13.5           0.6044
Swiss francs
 with U.S. dollars        10.9           1.4343     4.8              1.3292
Philippine pesos
 with U.S. dollars         8.1          40.2700    15.1             26.5000
Portuguese escudos
 with U.S. dollars         7.6         180.6614
Italian lira
 with U.S. dollars         7.5        1,741.340     5.3           1,526.452
Austrian shillings
 with U.S. dollars         7.2          12.4690
Netherlands guilders
 with U.S. dollars         5.7           1.9948
German marks
 with U.S. dollars         1.1           1.7419     9.7              1.5584
Belgian francs
 for U.S. dollars              $ 41.0   35.1055           $ 44.9    30.7505
Argentine pesos
 for U.S. dollars                20.6    1.0090
French francs
 for U.S. dollars                19.2    5.7896             26.2     5.0888
Spanish pesetas
 for U.S. dollars                10.9  150.0700
Portuguese escudos
 for U.S. dollars                 8.9  175.4878              9.9   155.7788
Swiss francs
 for U.S. dollars                 7.2    1.3849              6.5     1.2436
Netherlands guilders
 for U.S. dollars                 4.5    1.9376              4.9     1.6787
Spanish pesetas
 for Belgian francs                                         12.1    32.0513
French francs
 for Swiss francs                                            5.4     1.3461
British pounds
 for Netherlands guilders                                    5.1     1.7464
Other currencies          13.2    3.0   various    19.3     10.3    various
                        ------ ------             -----   ------
  Total                 $138.3 $115.3             $68.4   $125.3
                        ====== ======             =====   ======

The company's derivative financial instruments at December
27, 1997, and December 28, 1996, consisted solely of the forward exchange contracts summarized on page 24. All of the contracts mature within 12 months. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, all translated at the year-end market exchange rates for the U.S. dollar.
The contracts to sell Belgian, French and Swiss francs;
Portuguese escudos; and Netherlands guilders for U.S.
dollars are hedging a portion of the company's net investments in those countries. All other contracts are hedging cross-currency intercompany loans that are not permanent in nature.

The company's theoretical credit risk for each forward exchange contract is its replacement cost, but management believes that the risk of incurring credit losses is remote and that such losses, if any, would not be material. The company also is exposed to market risk on its forward exchange contracts due to potential changes in foreign exchange rates; however, such market risk would be substantially offset by changes in the valuation of the underlying items being hedged. At December 27, 1997, and December 28, 1996, the net accrued gains on all forward exchange contracts were $1.6 million and $2.3 million, respectively. The aggregate impact of all foreign currency transactions was not material to the company's income.

Note 7: Income Taxes

For income tax purposes, the domestic and foreign components of income before taxes were as follows:

(In millions)
                        1997        1996          1995
                     ---------    --------      --------
Domestic              $ 59.9       $ 97.8        $106.4
Foreign                 50.9        136.7         118.5
                      ------       ------        ------
  Total               $110.8       $234.5        $224.9
                      ======       ======        ======

The provision for income taxes was as follows:

(In millions)
                        1997        1996          1995
                     ---------    --------      --------
Current:
  Federal             $ (1.3)      $  7.7       $(40.6)
  Foreign               55.1         63.3         84.4
  State                  2.8          3.4           --
                      ------       ------       ------
                        56.6         74.4         43.8
                      ------       ------       ------
Deferred:
  Federal              (10.5)        (6.8)        38.3
  Foreign              (16.1)        (6.6)       (30.6)
  State                 (1.2)        (1.2)         2.0
                      ------       ------       ------
                       (27.8)       (14.6)         9.7
                      ------       ------       ------
  Total               $ 28.8       $ 59.8       $ 53.5
                      ======       ======       ======

The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate were as follows:

(In millions)
                        1997        1996          1995
                     ---------    --------      --------
Amount computed
 using statutory
  rate                $ 38.8      $  82.1       $ 78.7
Increase (reduction)
 in taxes resulting
 from:
  Net benefit from
   repatriating
   foreign earnings    (22.7)        (6.8)       (22.6)
  Foreign income
   taxes                21.3          --           5.7
  Changes in
   valuation allowance
   for federal deferred
   tax assets          (10.0)        (9.9)         --
  Benefit of capital
   loss carryforward     --         (10.0)         --
  Resolution of tax
   audit contingencies   --            --        (10.4)
  Other                  1.4          4.4          2.1
                      ------      -------       ------
                      $ 28.8      $  59.8       $ 53.5
                      ======      =======       ======

In 1997, 1996, and 1995, the company recognized $0.3 million, $3.1 million, and $5.7 million, respectively, of benefits for deductions associated with the exercise of employee stock options. These benefits were added directly to capital surplus in 1997 and 1996 and to "Net Investment by Premark" in 1995, and are not reflected in the provision for income taxes.

Deferred tax assets (liabilities) are composed of the following:

(In millions)
                                  1997          1996
                               ----------   ----------
Depreciation                    $(16.8)       $(29.0)
Deferred costs                    (2.2)         (4.9)
Other                             (9.3)         (3.4)
                                ------        ------
  Gross deferred
   tax liabilities               (28.3)        (37.3)
                                ------        ------
Credit carryforwards              42.4          31.7
Fixed assets basis differences    24.6          23.8
Employee benefits accruals        19.8          18.2
Inventory reserves                17.8          10.3
Postretirement benefits           15.7          14.3
Bad debt reserves                  6.0          14.9
Computer leasing transactions      3.1           7.6
Other accruals                    33.6          28.8
                                ------        ------
  Gross deferred tax assets      163.0         149.6
                                ------        ------
Valuation allowances             (14.4)        (25.8)
                                ------        ------
  Net deferred tax assets       $120.3        $ 86.5
                                ======        ======

At December 27, 1997, the company had a domestic capital loss carryforward of $40.7 million and foreign net operating loss carryforwards of $61.2 million. The capital loss carryforward expires in 2001. Of the total net operating loss carryforwards, $48.9 million expire at various dates from 1998 to 2005, while the remainder have unlimited lives. During 1997, the company recognized net benefits of $6.4 million related to foreign net operating loss carryforwards. Repatriation of foreign earnings would not result in a significant incremental cost to the company. At December 27, 1997, and December 28, 1996, the company had valuation allowances against certain deferred tax assets totaling $14.4 million and $25.8 million, respectively. These valuation allowances relate to tax assets in jurisdictions where it is management's best estimate that there is not a greater than 50 percent probability that the benefit of the assets will be realized in the associated tax returns. The likelihood of realizing the benefit of deferred tax assets is assessed on an ongoing basis. Consequently, future material changes in the valuation allowance are possible.

The company paid income taxes in 1997, 1996, and 1995, of $50.5 million, $76.5 million, and $75.2 million, respectively.
For periods prior to the Distribution when the company's domestic operations were included in Premark's U.S. tax returns, income tax payments were made only by foreign subsidiaries of the company.

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

Net pension expense included the following components:

(In millions)
                        1997        1996          1995
                     ---------    --------      --------
Service cost on
 benefits earned
 during the year       $ 4.4        $ 5.2         $ 4.8
Interest cost on
 benefits earned
 in prior years          5.0          5.4           5.8
Return on plan assets:
  Actual gain           (5.0)        (4.2)         (6.7)
  Deferred gain          1.7          0.8           3.2
                       -----        -----         -----
    Net gain recognized (3.3)        (3.4)         (3.5)
Net amortization         0.6          0.8           0.8
                       -----        -----         -----
     Net pension
      expense          $ 6.7        $ 8.0         $ 7.9
                       =====        =====         =====

The assumed long-term rates of return on assets used in determining net pension expense were: U.S. plan -- 9.0 percent; foreign plans -- various rates from 4.0 percent to
9.0 percent. The assumed discount rates used in determining the actuarial present value of the projected benefit obligations were: U.S. plan -- 7.25 percent at December
27, 1997, and December 30, 1995; and 7.75 percent at December 28, 1996; foreign plans -- various rates from 3.5 percent to 8.0 percent. The assumed rates of increase in future compensation levels were: U.S. plan -- 6.0 percent; foreign plans -- various rates from 2.0 percent to 5.0 percent.

The funded status of the plans was as follows:

(In millions)
                              U.S. Plans         Foreign Plans
                          ------------------  ------------------
                            1997      1996      1997      1996
                          --------  --------  --------  --------
Actuarial present
 value of benefit
 obligations:
  Vested benefits          $ 22.6    $ 20.3    $ 42.7    $ 49.2
  Nonvested benefits          0.1       1.0       7.0       5.6
                           ------    ------    ------    ------
Accumulated benefit
 obligation                  22.7      21.3      49.7      54.8
Effect of projected
 future salary
 increases                    3.0       3.0      10.8      13.4
                           ------    ------    ------    ------
Projected benefit
 obligations                 25.7      24.3      60.5      68.2
Plan assets at fair
 value -- primarily
 equity securities
 and corporate and
 government bonds            23.1      21.7      27.3      29.4
                           ------    ------    ------    ------
Plan assets less
 than projected
 benefit obligations         (2.6)     (2.6)    (33.2)    (38.8)
Unrecognized prior
 service cost                 --        --        0.1       0.1
Unrecognized net
 (gain) loss                 (1.3)     (0.5)      2.6       7.4
Unrecognized net
 transition (assets)
 obligations                 (0.3)     (0.4)      2.5       3.2
                           ------    ------    ------    ------
  Accrued pension cost     $ (4.2)   $ (3.5)   $(28.0)   $(28.1)
                           ======    ======   =======    ======

At December 27, 1997, and December 28, 1996, the accumulated benefit obligations of certain foreign plans exceeded plan assets. For those plans, the accumulated benefit obligations were $40.3 million and $45.0 million and the projected benefit obligations were $48.2 million and $54.7 million for 1997 and 1996, respectively. The fair values of those plans' assets at the end of 1997 and 1996 were $15.9 million and $17.5 million, respectively.

The company also has several savings, thrift, and profit-sharing plans. Its contributions to these plans are based upon various levels of employee participation. The total cost of these plans was $4.9 million in 1997, $3.5 million in 1996, and $2.8 million in 1995.

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

The net periodic postretirement benefit costs for 1997, 1996, and 1995 were:

(In millions)
                         1997        1996          1995
                      ---------    --------      --------
Service cost            $ 0.3       $ 0.5         $ 0.3
Interest on
 accumulated
 postretirement
 benefit obligation       2.7         2.8           3.0
Net amortization         (0.2)       (0.1)         (0.2)
                        -----       -----         -----
  Total                 $ 2.8       $ 3.2         $ 3.1
                        =====       =====         =====

The projected liabilities, which are not funded, are reconciled with the amounts recognized in the company's consolidated balance sheet, as follows:

(In millions)
                         1997       1996
                     ----------  ----------
Accumulated
 postretirement
 benefit
 obligations:
   Retirees             $34.8       $34.4
   Other fully
    eligible
    participants          0.1         0.1
   Other active
    participants          3.2         3.9
                        -----       -----
                         38.1        38.4
Unrecognized prior
 service benefit          2.0         2.1
Unrecognized loss
 (gain)                   0.2        (1.2)
                        -----       -----
Accrued
 postretirement
 benefit cost            40.3        39.3
Less current portion      2.3         2.4
                        -----       -----
  Total long-term
   accrued
   postretirement
   benefit cost         $38.0       $36.9
                        =====       =====

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25 percent at December 27, 1997 and December 30, 1995, and 7.75 percent at December 28, 1996. The assumed health care cost trend rate is 9 percent for the pre-65 plan and 6 percent for the post-65 plan for 1997. The pre-65 plan rate is assumed to decrease by one percentage point per year until an ultimate level of 6 percent is reached. For the post-65 plan the rate is assumed to remain at 6 percent. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 27, 1997, by $3.6 million. The effect of a one percentage point increase on the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1997 would be $0.3 million.

Note 9: Incentive Compensation Plans

Certain officers and other key employees of the company participate in the Tupperware Corporation 1996 Incentive Plan
(the Incentive Plan). Annual and long-term performance awards and awards of options to purchase Tupperware shares and of restricted stock are made under the Incentive Plan.

Performance Awards

Earned performance awards of $7.5 million, $19.3 million, and $12.9 million are included in the consolidated statement of income for 1997, 1996, and 1995, respectively.

Stock Awards

The total number of shares initially available for grant under the Incentive Plan was 6,100,000; however, that amount has been increased to 7,600,000 (7,584,000 as of December
27, 1997) as a result of company repurchases of shares. Of the total number of shares available for grant, up to 300,000
may be used for restricted stock awards.   As of December 27,
1997, shares available for award under the Incentive Plan totaled 3,812,236 of which 134,604 could be granted in the form of restricted stock.

In connection with the Distribution, options to purchase Premark shares and restricted shares of Premark stock that were held by Tupperware officers and employees were cancelled and reissued under the Incentive Plan as options to purchase Tupperware shares and restricted shares of Tupperware stock. The reissuances were in amounts and at exercise prices that maintained the amount of unrealized stock appreciation. The vesting dates and exercise periods of these options and restricted shares were not affected by the cancellation and reissuance. The exercise prices of all outstanding options that were granted prior to 1997 have been set at the fair market value of the shares on the date of grant.

In 1997, options to purchase 684,500 shares were granted with exercise prices equal to the grant-date market value of the shares. For the remaining 405,500 of options granted in 1997, the exercise price is 10 percent greater than the grant-date market value of the shares. Under the options outstanding as of December 27, 1997, 59,191 shares may be purchased at prices less than $10.00 per share; 618,176 shares at prices between $10.01 and $20.00 per share; 1,352,641 shares at prices between $20.01 and $30.00 per share;
672,812 shares at prices between $30.01 and $40.00 per share; and 644,050 shares at prices greater than $40.00 per share. All outstanding options that have exercise prices equal to grant-date market value have vesting dates that are three years from the date of grant. Options that have exercise prices in excess of the grant-date market price will vest in three equal tranches if the price of the company's stock exceeds $32.05, $36.05, and $40.05 per share for 45 of 60 consecutive trading days over the five-year period beginning on the date of grant.

All outstanding options have exercise periods that are 10 years from the date of grant. Outstanding restricted shares have initial vesting periods ranging from 1 to 5 years. Options outstanding as of December 27, 1997, will expire during the period 1999 through 2007, and have a weighted-average remaining life of 7.6 years. As of December 27, 1997, options to purchase 1,308,544 shares were exercisable.

No compensation expense has been reflected in the consolidated income statement under the company's accounting policy. As required by FASB Statement 123, "Accounting for Stock-Based Compensation," the company has estimated the fair value of its option grants beginning with 1995. If these fair value estimates had been used to record compensation expense in the consolidated income statement, net income/pro forma net income would have been reduced by $2.5 million, $1.6 million, and $0.1 million to $79.5 million, $168.8 million, and $161.0 million, or $1.29, $2.69, and $2.56 per diluted common share ($1.30, $2.72, and 2.60 per basic share) in 1997, 1996, and 1995, respectively.

The fair value of the stock option grants were estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2.0 percent for all years; expected volatility of 35.0 percent for 1997 and
30.0 percent for 1996 and 1995; risk-free interest rates of
5.8 percent for 1997 and 1995, and 6.4 percent for 1996;
and expected lives of 5 years for all years. Compensation expense associated with restricted stock grants is equal to the fair market value of the shares on the date of grant and is recognized ratably over the required holding period. Compensation expense associated with restricted stock grants was not significant.

Under the Tupperware Corporation Director Stock Plan (Director
Plan), non-employee directors may elect to receive their annual retainers in the form of stock or stock options. Options granted to directors become exercisable on the last day of the fiscal year in which they are granted, have a term of 10 years, and have an exercise price that compensates for the foregone cash retainer. This amount and the value of stock grants on the date of award have been recognized as an expense by the company. The number of shares initially available for grant under the Director Plan and the number of shares available as of December 27, 1997, were 300,000 and 238,994, respectively. As of December 27, 1997, options to purchase 56,508 shares were exercisable.

For Tupperware directors with options under the Premark Director Stock Option Plan (Premark Plan) who were Premark directors prior to the Distribution, the options were cancelled and reissued in a manner similar to employee awards. For outside Tupperware directors who continued as Premark directors as of the date of the Distribution, one-half of the unvested options under the Premark plan were cancelled and reissued and the other half remained as Premark stock options.

Stock option and restricted stock activity for the Incentive
Plan and the Director Plan is summarized below:

                                                  Average
                               Shares subject   option price
        Stock Options           to option        per share
----------------------------   --------------   ------------
Balance at December 30, 1995        --                --
 Options granted to replace
  Premark options                2,006,566          $22.60
 Options granted                   685,500           42.22
 Options cancelled                 (19,737)          33.57
 Options exercised                (235,186)          13.45
                                 ---------
Balance at December 28, 1996     2,437,143           28.91

 Options granted                 1,090,000           25.24
 Options cancelled                 (96,748)          36.98
 Options exercised                 (83,525)          15.91
                                 ---------
Balance at December 27, 1997     3,346,870           27.81
                                 =========

                                                 Shares
                                   Shares       available
     Restricted Stock            outstanding   for issuance
----------------------------   --------------  ------------
Balance at December 30, 1995           --             --
 Increase in shares available
  due to adoption of Incentive
  Plan                                 --         300,000
 Shares awarded to replace
   Premark shares                   61,311        (61,311)
 Shares awarded                     87,000        (87,000)
                                   -------        -------
Balance at December 28, 1996       148,311        151,689
 Shares awarded                     20,329        (20,329)
 Shares cancelled                   (3,244)         3,244
 Shares vested                     (38,055)           --
                                   -------        -------
Balance at December 27, 1997       127,341        134,604
                                   =======        =======

Note 10:  Geographic Information

The company operates worldwide in one business segment: the manufacture and distribution, through independent direct sales forces, of plastic food storage and serving containers, microwave cookware, and educational toys.

(In millions)
                        1997        1996         1995
                     ---------    --------     --------
Net sales:
 Europe              $  546.6     $  581.7     $  595.1
 Asia Pacific           279.0        338.0        355.1
 Latin America          247.2        268.5        200.6
 United States          156.5        181.1        208.6
                     --------     --------     --------
   Total net sales   $1,229.3     $1,369.3     $1,359.4
                     ========     ========     ========
Operating profit:
 Europe               $ 144.6     $  153.0     $  156.8
 Asia Pacific            37.2         61.0         59.4
 Latin America           (5.7)<F1>    43.3         19.4
 United States          (29.5)<F1>    10.4         10.3
                      -------     --------     --------
   Total operating
    profit              146.6        267.7        245.9
                      -------     --------     --------
Unallocated expenses    (18.0)<F1>   (16.1)       (22.9)
Costs associated with
 becoming an
 independent company      --          (9.1)         --
Interest (expense)
 income, net             (17.8)       (8.0)         1.9
                      --------     -------     --------
  Income before
   income taxes       $  110.8    $  234.5     $  224.9
                      ========    ========     ========
Identifiable assets:
 Europe               $  287.1    $  315.6     $  327.7
 Asia Pacific            144.9       198.5        187.9
 Latin America           170.2       181.1        115.6
 United States           157.1       176.3        159.1
 Corporate                87.9       107.0        153.7
                      ---------   --------     --------
   Total identifiable
    assets            $  847.2    $  978.5     $  944.0
                      ========    ========    =========

<F1>Includes a fourth quarter pretax charge totaling $42.4 million
($31.3 million after tax): $22.2 million in Latin America, primarily for bad debts in Brazil; $16.0 million in the United States, primarily for inventory obsolescence; and $4.2 million in unallocated, primarily for corporate downsizing.

Sales to a single customer did not exceed 10 percent of total sales. Export sales were insignificant. Unallocated expenses are corporate expenses and other items not directly related to the operations of any particular geographic area. Corporate assets consist of cash and assets maintained for general corporate purposes. As of December 27, 1997, and December 28, 1996, the company's net investment in international operations was $210.0 million and $316.9 million, respectively. The company is subject to the usual economic risks associated with international operations; however, these risks are partially mitigated by the broad geographic dispersion of the company's operations.

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

Note 12: Quarterly Financial Summary (Unaudited)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 27, 1997, and December 28, 1996.

(In millions, except per share amounts)
                                First  Second   Third    Fourth
                               quarter quarter  quarter  quarter
                               ------- ------- -------- --------
Year ended December 27, 1997:
  Net sales                     $315.3  $342.5   $251.4   $320.1
  Cost of products sold          114.0   131.1     95.7    133.1
  Net income                      24.9    38.0      3.4     15.7
  Net income per common share:
    Basic                         0.40    0.62     0.06     0.26
    Diluted                       0.40    0.61     0.06     0.25
  Dividends declared per share    0.22    0.22     0.22     0.22
  Composite stock price range:
     High                       54 1/2  40 5/8  38 9/16  28 9/16
     Low                        33 5/8  29 7/8  26  5/8  22  1/2
     Close                      33 3/4  37 1/4  27 3/16  27  3/8

Year ended December 28, 1996:
  Net sales                     $329.0  $379.0   $290.6   $370.7
  Cost of products sold          120.4   134.3    104.6    128.0
  Net income                      31.6    50.6     18.1     74.4
  Net income per share
  (first and second
   quarters pro forma):
    Basic                         0.47    0.79     0.29     1.20
    Diluted                       0.46    0.78     0.29     1.18
  Dividends declared per share     --      --      0.22     0.22
  Composite stock price range:
    High                           N/A  46 3/8   49 7/8   55 1/2
    Low                            N/A  38 3/4   38 1/4   45 7/8
    Close                          N/A  42 1/4   49       54 3/8

The fourth quarter of 1997 includes a pretax charge totaling
$42.4 million ($31.3 million after tax), primarily for provisions for bad debts in Brazil, inventory obsolecence in the United States, and, to a lesser extent, corporate downsizing.

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

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Tupperware Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Tupperware Corporation and its subsidiaries at December 27, 1997 and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Tupperware Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Orlando, Florida
February 20, 1998

REPORT OF MANAGEMENT

The management of Tupperware is responsible for the preparation of the financial statements and other information contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles and include amounts that are based upon management's best estimate and judgements, as appropriate. Price Waterhouse LLP has audited these financial statements and has expressed an independent opinion thereon.

The company maintains internal control systems, policies, and procedures designed to provide reasonable assurances that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of financial information. There are inherent limitations in all internal controls systems based on the fact that the cost of such systems should not exceed the benefits derived. Management believes that the company's systems provide the appropriate balance of costs and benefits. The company also maintains an internal auditing function that evaluates and reports on the adequacy and effectiveness of internal accounting controls, policies, and procedures.

The Audit and Corporate Responsibility Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically and independently with management, the internal auditors, and Price Waterhouse LLP to discuss the company's internal accounting controls, auditing, and financial reporting matters. The internal auditors and Price Waterhouse LLP have unrestricted access to the Audit and Corporate Responsibility Committee.

Management recognizes its responsibility for conducting the company's affairs in a manner that is responsive to the interest of its shareholders and its employees. This responsibility is characterized in the Code of Conduct, which provides that the company will fully comply with laws, rules and regulations of every country in which it operates and will observe the rules of ethical business conduct. Employees of the company are expected and directed to manage the business of the company accordingly.


Rick Goings                        Thomas P. O'Neill, Jr.
Chairman of the Board              Senior Vice President
  and Chief Executive Officer        and Chief Financial Officer