Form 10-K, Exhibit 13
period 1998-12-26
TUPPERWARE CORP
filed 1999-03-24
CIK 1008654


Selected Financial Data
                         1998        1997         1996       1995      1994
                       --------    --------     --------   --------  --------
(Dollars in millions,
except per share amounts)

Operating results
Net sales:
 Europe                $  518.7    $ 546.6     $  581.7    $ 595.1   $  540.1
 Asia Pacific             211.5      279.0        338.0      355.1      329.3
 Latin America            186.8      247.2        268.5      200.6      176.4
 United States            165.8      156.5        181.1      208.6      228.8
                       --------    -------     --------   --------   --------
  Total net sales      $1,082.8   $1,229.3     $1,369.3   $1,359.4   $1,274.6
                       ========   ========     ========   ========   ========
Operating profit (loss):
 Europe                $  123.9  $   144.6     $  153.0      156.8      125.0
 Asia Pacific              20.2       37.2         61.0       59.4       46.3
 Latin America            (16.4)      (5.7)<Fa>    43.3       19.4       15.7
 United States              4.0      (29.5)<Fa>    10.4       10.3       16.0
                       --------   --------     --------   --------   --------
  Total operating
    profit                131.7      146.6        267.7      245.9      203.0
                       --------   --------     --------   --------   --------
Unallocated expenses      (17.5)     (18.0)<Fa>   (16.1)     (22.9)     (12.0)
Costs associated
 with becoming an
 independent company        --         --          (9.1)       --         --
Interest (expense)
 Income                   (22.7)     (17.8)        (8.0)       1.9        0.2
                       --------   --------     --------   --------   --------
Income before
 income taxes and
 cumulative effect
 of accounting changes     91.5      110.8<Fa>    234.5      224.9      191.2
Provision for
 income taxes              22.4       28.8         59.8       53.5       42.0
                       --------   --------     --------   --------   --------
Income before
 cumulative effect of
 accounting changes    $   69.1   $   82.0<Fa>  $ 174.7   $  171.4   $  149.2
                       ========   ========      =======   ========   ========
Net income (pre-1997
 pro forma)            $   69.1   $   82.0<Fa>  $ 170.4   $  161.1
                       ========   ========      =======   ========
Earnings per common
 share (pre-1997
 pro forma):<Fc>,<Fd>

 Basic                 $   1.19   $   1.34      $  2.75   $   2.60
                       ========   ========      =======   ========
 Diluted               $   1.18   $   1.32      $  2.71   $   2.57
                       ========   ========      =======   ========




Selected Financial Data

                                   1993          1992
                                 --------      --------
(Dollars in millions)

Operating results
Net sales:
 Europe                         $  505.1      $  490.7
 Asia Pacific                      286.9         268.3
 Latin America                     154.4         138.7
 United States                     225.4         207.1
                                --------      --------
  Total net sales               $1,171.8      $1,104.8
                                ========      ========

Operating profit (loss):
 Europe                            110.3      $   92.4
 Asia Pacific                       40.3          32.9
 Latin America                      15.7           5.9
 United States                      12.5        (139.6)
                                --------      --------
  Total operating
    profit (loss)                  178.8          (8.4)<Fb>
                                --------      --------
Unallocated expenses               (17.8)        (24.1)
Costs associated with
 becoming an
 independent company                --             --
Interest (expense)
 income, net                       (12.6)         (9.3)
                                --------      --------
Income (loss) before
 income taxes and
 cumulative effect
 of accounting changes             148.4         (41.8)<Fb>
Provision for
 income taxes                       30.5           1.9
                                --------      --------
Income (loss) before
 cumulative effect of
 accounting changes             $  117.9      $  (43.7)<Fb>
                                ========      ========

<Fa> Includes a $42.4 million fourth quarter pretax charge ($31.3 million after tax): $22.2 million in Latin America, primarily for bad debts in Brazil; $16.0 million in the United States, primarily for inventory obsolescence; and $4.2 million in unallocated expenses, primarily for corporate downsizing.
<Fb> Includes a $136.7 million pretax charge ($111.4 million after tax) primarily related to consolidation of manufacturing capacity and restructuring the U.S. distribution system.
<Fc> Pro forma net income is based on historical net income adjusted for pro forma interest expense related to the increase in borrowings incurred in connection with the distribution of the Company's equity to Premark International, Inc.'s. shareholders in May 1996. See also Note 1 to the consolidated financial statements.
Information is not applicable prior to 1995.
<Fd> For all periods prior to the Distribution, the number of shares used was the 62.0 million (basic) and 62.8 million
(diluted) shares as of the date of the Distribution.

Selected Financial Data
                            1998     1997    1996    1995     1994
                 		 	      ------   ------  ------  ------   ------
(Dollars in millions, except
per share amounts)
Profitability ratios
Operating profit as a
  percent of sales:
   Europe          	      	23.9%    26.5%   26.3%    26.3%    23.1%
   Asia Pacific    		       9.5     13.3    18.0     16.7     14.1
   Latin America             nm       nm    16.1      9.7      8.9
   United States   		       2.4       nm     5.7      4.9      7.0

     Total operating
      profit       		      12.2     11.9    19.5     18.1     15.9

Return on average
  equity<Fe),<Ff>	 		      47.5     30.5    65.0
Return on average
  invested
  capital<Fe>,<Ff> 		      17.6     17.1    32.6

Financial Condition
Working capital          $ 95.5   $103.3  $156.2    $88.1    $72.9
Property, plant, and
  equipment, net          271.0    293.0   331.0    317.7    310.2
Total assets              823.4    847.2   978.5    944.0    882.6
Short-term borrowings
  and current portion
  of long-term debt        18.7      -      25.3     83.8     58.3
Long-term debt            300.1    236.7   215.3      0.4      0.5
Shareholders' equity      135.8    214.2   305.5    415.6    395.1
Current ratio              1.33     1.34    1.43     1.20     1.18
Long-term debt-
  to-equity<Fe>           221.0%   110.5%   70.5%
Total debt-
  to-capital<Fe>           70.1%    52.5%   44.1%

Other Data
Net cash provided by
  operating activities   $118.1   $161.8  $150.5   $179.2   $142.7
Capital expenditures       46.2     67.5    96.0     69.3     72.9
Depreciation       		      64.0     66.1    65.3     61.3     55.7

Common Stock Data<Fe>
Dividends declared
  per share      		      $ 0.88    $0.88   $0.44<Fh>
Dividend payout
  ratio<Fh>                74.6%    66.7%   32.5%
Average common
  shares outstanding
  (thousands):
   Basic                 58,235   61,334  62,016
   Diluted               58,736   61,827  62,806

Year-end book value
  per share              $ 2.36   $ 3.51  $ 4.90
Year-end price/
  earnings ratio           13.6     20.7    20.1
Year-end market/
  book ratio             		 6.8      7.8    11.1
Year-end shareholders
  (thousands) 		           15.6     20.5    21.6

Selected Financial Data

                                    1993     1992
                                   ------   ------
(Dollars in millions, except
per share amounts)
Profitability ratios
Operating profit as a
  percent of sales:
   Europe                           21.8%     18.8%
   Asia Pacific                     14.1      12.3
   Latin America                    10.2       4.3
   United States                     5.6        nm

     Total operating
      Profit                        15.3        nm

Return on average
  equity<Fe>,<Ff>
Return on average
  invested capital<Fe>,<Ff>

Financial Condition
Working capital                   $(49.6)   $(11.3)
Property, plant, and
  equipment, net                   277.2     250.8
Total assets                       785.1     661.1
Short-term borrowings
  and current portion
  of long-term debt                139.9<Fg>  19.3
Long-term debt                      45.6     153.3
Shareholders' equity               163.3      68.2
Current ratio                       0.90      0.97
Long-term debt-
  to-equity<Fe>
Total debt-
  to-capital<Fe>

Other Data
Net cash provided by
  operating activities            $150.3    $152.0
Capital expenditures                85.6      80.0
Depreciation                        44.7      50.1

Common Stock Data<Fe>
Dividends declared
  per share
Dividend payout ratio<Fh>
Average common shares
  outstanding (thousands):
   Basic
   Diluted

Year-end book value
  per share
Year-end price/
  earnings ratio
Year-end market/
  book ratio
Year-end shareholders
  (thousands)


<Fe> Due to the change in the Company's capital structure in connection with the Distribution, this information is not applicable or not meaningful for the omitted periods.
<Ff> Returns on average equity and invested capital are
calculated using net income or pro forma net income and the monthly balances of equity and invested capital beginning at the date of the Distribution. Invested capital equals equity plus debt.
<Fg> Includes $105.0 million of the $150.0 million of 8.375
percent notes that were called at par on February 1, 1994.
<Fh> The Company initiated regular quarterly dividends of $0.22 per share beginning in the third quarter of 1996. The dividend payout ratio is dividends declared per share divided by diluted earnings per share. 1996 assumes four quarterly dividend declarations.
nm - Not meaningful.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the results of operations for 1998 compared with 1997, and of 1997 compared with 1996, and changes in financial condition during 1998. This information should be read in conjunction with the consolidated financial information provided on pages 28 to 46 of this Annual Report.

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

Results of Operations

Net Sales and Net Income

Net sales in 1998 of $1.1 billion were 12 percent lower than 1997 net sales, reflecting decreases from operations in all areas except the United States, which had a modest improvement. In addition, foreign exchange had a significant negative impact on the comparison of $63.5 million, or 5 percentage points.
In 1997, sales decreased 10 percent to $1.2 billion compared with 1996 sales of $1.4 billion, reflecting a modest increase from operations in Europe and decreases in the other areas of the world. Foreign exchange had a $105.2 million, or 7 percentage point, negative impact on the comparison.

Net income of $69.1 million in 1998 was $12.9 million, or 16 percent, lower than 1997 net income of $82.0 million. The 1997 results include a fourth quarter pretax charge totaling $42.4 million ($31.3 million after tax), primarily for provisions for bad debts in Brazil, inventory obsolescence in the United States, and to a lesser extent, corporate downsizing. Only a small portion of the charge involved cash outlays by the Company. Excluding the 1997 charge, net income decreased $44.2 million, or 39 percent. As with sales, all areas other than the United States reported worse results. Foreign exchange had a negative impact of $9.2 million, or 11 percentage points, on the 1998 versus 1997 comparison. If year-end 1998 exchange rates were to be in effect throughout 1999, then the 1999 foreign exchange impact on the comparison with 1998 will be favorable.

Net income decreased 52 percent to $82.0 million in 1997 from pro forma 1996 net income of $170.4 million, including the impact of the 1997 charge. Excluding the impact of the charge, net income decreased 34 percent to $113.3 million. Europe had a strong improvement in operating profit before the impact of foreign exchange, but the other three areas had significantly lower results and foreign exchange had a negative impact of $20.9 million, or 7 percentage points, on the comparison.

Unallocated corporate expenses decreased to $17.5 million in 1998 from $18.0 million, which included $4.2 million of the 1997 charge. This provision was primarily for severance costs associated with corporate downsizing. The 1998 increase, excluding the charge, reflects the addition of a corporate president and spending on development of marketing initiatives. Unallocated corporate expenses increased $1.9 million in 1997 compared with 1996, primarily reflecting the amount recorded as part of the 1997 charge, which was offset by lower provisions for annual executive incentive payments. Additionally, during 1996, the Company incurred $9.1 million of pretax costs associated with becoming an independent company. In 1998 and 1997, respectively, 85 percent and 87 percent of sales, and 97 percent and 100 percent of the Company's operating profit were generated by international operations.

Costs and Expenses

The cost of products sold in relation to sales was 37.5 percent, 38.6 percent, and 35.6 percent in 1998, 1997, and 1996, respectively. The improvement in the ratio in 1998 reflects lower costs from higher production and sales in the United States, as well as the sale of a greater proportion of high-margin products, and the absence of the 1997 charge. Partially offsetting these factors was the impact of lower capacity utilization in certain plants in Latin America.
The higher ratio in 1997 compared with 1996 reflects lower manufacturing capacity utilization, along with the inventory obsolescence provision recorded in the United States in the fourth quarter. Delivery, sales, and administrative expense as a percentage of sales was 51.9 percent, 50.5 percent, and
45.8 percent in 1998, 1997, and 1996, respectively. Expenses in 1998 and 1997 decreased, but not to as great an extent as sales. The ratio rose in 1997 compared with 1996 in large part due to the bad debt provision recorded in Brazil in the fourth quarter.

Tax Rate

The effective tax rate for 1998, 1997, and 1996, was 24.5 percent, 26.0 percent, and 25.5 percent, respectively. The 1998 rate decreased from the 1997 rate as the benefit of a much lower foreign effective rate was only partially offset by the absence of a reduction in a valuation allowance against federal deferred tax assets. The 1997 rate did not change significantly from the 1996 rate as the impact of a higher foreign effective tax rate and the absence of the 1996 benefit of a capital loss carryforward was largely offset by the impact of lower pretax income and the generation of a higher level of foreign tax credits.


Net Interest

The Company had $22.7 million of net interest expense in 1998, compared with $17.8 million in 1997, and $8.0 million in 1996. The 1998 increase resulted from a higher level of borrowing to fund the repurchase of 5 million of the Company's shares in 1997 and the first half of 1998, which was only partially offset by lower 1998 interest rates on variable-rate borrowing. Until immediately before the Distribution, the Company was capitalized primarily through Premark's net investment. No interest was charged to the Company for this funding, which was the reason for the significantly lower net interest expense in 1996.

Regional Results
1998 vs. 1997
                                        Increase                   Negative  Percent
                                       (decrease)    Restated<Fa>  foreign   of total
                                     ---------------  increase     exchange  ----------
                  1998     1997      Dollar  Percent (decrease)    impact    1998  1997
                -------  -------     ------- ------- ----------    --------  ----  ----
(Dollars in millions)
Sales
 Europe         $  518.7 $  546.6     $ (27.9)  (5)%    (3)%       $ (11.6)   48%   44%
 Asia Pacific      211.5    279.0       (67.5)  (24)    (8)          (49.4)   20    23
 Latin America     186.8    247.2       (60.4)  (24)   (24)           (2.5)   17    20
 United States     165.8    156.5         9.3     6      6              -     15    13
                -------- --------     -------                      -------   ---   ---
                $1,082.8 $1,229.3     $(146.5)  (12)%   (7)%       $ (63.5)  100% 100%
                ======== ========     =======                      =======   ===  ===
Operating Profit (Loss)
 Europe         $  123.9 $  144.6     $ (20.7)  (14)%  (13)%       $ (1.8)    94%  99%
 Asia Pacific       20.2     37.2       (17.0)  (46)   (25)         (10.3)    15   25
 Latin America     (16.4)    (5.7)<Fb>  (10.7)    -      -           (0.2)    nm   nm
 United States       4.0    (29.5)<Fb>   33.5    nm     nm             -       3   nm
                -------- --------     -------                     -------    ---  ---
                $  131.7 $  146.6     $ (14.9)  (10)%    (2)%     $ (12.3)    nm   nm
                ======== ========     =======                     =======    ===  ===

<Fa>   1998 actual compared with 1997 translated at 1998 exchange rates.
<Fb> Includes charge: $22.2 million in Latin America, primarily for bad debt expense in Brazil; and $16.0 million in the United States, primarily for inventory obsolescence.
nm - Not meaningful.

Europe

Europe's sales decrease was primarily the result of lower volume in Germany. Italy and Scandinavia also had lower sales volume, while several of the smaller markets had increases. During the second half Germany continued to face the impact of a smaller active sales force following an ineffective recruiting promotion in the second quarter; however, the year-over-year gap in the active sales force decreased through the fourth quarter. The German market is the Company's largest with sales of $241.2 million in 1998 and $260.8 million in 1997. Foreign exchange had a $3.3 million negative impact on the comparison. The German market also accounts for a substantial portion of Europe's operating profit. The decrease in the area's operating profit primarily reflected the lower sales level along with a slightly lower gross margin percentage and slightly higher operating expenses, although the area's profitability benefited from improvements in the United
Kingdom and France as spending in these markets was reduced in 1998 while sales were about even with 1997.

Asia Pacific

Excluding the negative impact of foreign exchange that related to currencies throughout the region, the sales decline in Asia Pacific was primarily due to lower volume in Japan and Korea. Difficult economic conditions seriously curtailed consumers' purchasing power in the Asian markets. The Philippines had a strong sales increase resulting from good recruiting results and success in increasing the activity level of the sales force. The emerging markets of Indonesia and India had sharply higher sales off of low bases. Throughout the region, other than in Japan, 1998 sales force recruiting was very strong, which is a key focus in struggling economies where the Tupperware earnings opportunity is particularly appealing. The decrease in operating profit was attributable to the lower sales along with operating expenses running at a higher percentage of sales in 1998 than in 1997. While the dollar amount of operating expense decreased, since a portion of these costs do not vary directly with sales volume, they decreased at a lower rate than sales.

Latin America

Latin America's decrease in sales was attributable to significantly lower volume in Brazil and Argentina, along with the impact of the weakening Mexican peso. Sales in local currency in Mexico increased modestly for the year.
The fall off in sales in Brazil and Argentina reflected the impact of a much smaller sales force than in 1997. Early in the year, the number of distributors in these markets was reduced about 30 percent, which led to the decrease in the sales force. This action was taken to strengthen the remaining distributors to provide a base for future growth. Progress has been made in Brazil with programs to better train the sales force in the fundamentals of the group demonstration, but this process is taking longer in Argentina than had been expected.

The 1998 operating loss versus the $16.5 million operating profit in 1997 before the charge reflects the impact of the lower sales volume, along with a lower gross margin from a lower level of production, and the impact of the Mexican peso devaluation. Through the end of 1998, the Company was accounting for the operations of Mexico as hyperinflationary. Consequently, the translation of balance sheet items impacted the income statement. Additionally, local currency sales were translated at less favorable rates, but the cost of the product sold was translated at rates in effect when the product was manufactured. Due to the relatively low inflation rate in Mexico over the past three years, as of the beginning of 1999, Mexico will no longer be accounted for as hyperinflationary.

United States

Sales in 1998 increased in spite of a smaller sales force as volume rose due to a significant sales force productivity improvement. The Company is continuing to address the gap in the size of the sales force, which began to narrow in the second half of the year, with new initiatives in sales force compensation and by updating the demonstration. The 1998 operating profit versus the 1997 operating loss of $13.5 million before the charge reflected the impact of the higher sales; improvement in the gross margin percentage due to less sales discounting and higher plant capacity utilization; and lower operating expenses resulting from cost containment efforts.

Regional Results
1997 vs. 1996
                                                               Negative Percent of
                                    Decrease      Restated<Fa> foreign    total
                                 ---------------  increase     exchange ----------
                1997     1996    Dollar  Percent (decrease)    impact   1997 1996
              -------  --------  ------- ------- ----------   --------  ---- ----
(Dollars in millions)
Sales
 Europe      $  546.6  $  581.7  $ (35.1)    (6)%      7%     $ (68.8)    44%  42%
 Asia Pacific   279.0     338.0    (59.0)   (18)      (8)       (35.6)    23   25
 Latin America  247.2     268.5    (21.3)    (8)      (8)        (0.8)    20   20
 United States  156.5     181.1    (24.6)   (14)     (14)           -     13   13
              -------  --------  -------                      -------    ---  ---
             $1,229.3  $1,369.3  $(140.0)   (10)%     (3)%    $(105.2)   100% 100%
             ========  ========  =======                      =======    ===  ===

Operating Profit (Loss)
 Europe      $  144.6  $  153.0  $  (8.4)    (6)%      8%     $ (19.3)   99%  57%
 Asia Pacific    37.2      61.0    (23.8)   (39)     (28)        (9.2)   25   23
 Latin America   (5.7)<Fb> 43.3    (49.0)    nm       nm         (0.2)   nm   16
 United States  (29.5)<Fb> 10.4    (39.9)    nm       nm           -     nm    4
             --------  --------  -------                       ------   ---  ---
             $  146.6  $  267.7  $(121.1)   (45)%    (39)%     $(28.7)   nm  100%
             ========  ========  =======                       ======   ===  ===

<Fa> 1997 actual compared with 1996 translated at 1997 exchange rates.
<Fb> Includes charge: $22.2 million in Latin America,
primarily for bad debt expense in Brazil; and $16.0 million in the United States, primarily for inventory obsolescence.
nm - Not meaningful.

Europe

The 1997 sales improvement before the impact of foreign exchange was attributable to higher volume in Germany and Italy, along with the sale of a better mix of product in South Africa. Partially offsetting these factors were decreases in the United Kingdom and France due to lower volume. In Germany, higher volume resulted from successful recruiting programs that led to a larger sales force, as 1997 sales rose to $260.8 million compared with 1996 sales of $239.9 million translated at 1997 exchange rates. For 1996, reported German sales were $275.4 million. Italy's sales force also increased due to better recruiting results. In the United Kingdom, the reduced volume reflected the inability to recruit a dynamic sales organization, while the shortfall in France resulted from the difficult consumer market and recruiting environment given the country's social welfare system, which can encourage people to stay out of the work force.

The 1997 operating profit increase before the impact of foreign exchange reflected the net improvement in sales volume along with more efficient promotional spending, which were partially offset by other higher operating expenses throughout the area. The negative impact of foreign exchange on both sales and operating profit related to currencies throughout the region.

Asia Pacific

Excluding the negative impact of foreign exchange, which was due to the dollar's strength against currencies throughout the region, sales decreased primarily due to lower volume in Japan and the Philippines. In both countries, the number of demonstrations fell, reflecting smaller sales forces. Operating profit fell more significantly due to higher per unit manufacturing costs, in addition to the lower sales volume, which was only partially offset by a volume-related decline in promotional spending.

Latin America

The 1997 results reflected significant sales decreases due to lower volume in Brazil and Argentina, which were partially offset by higher volume in Mexico. The decreases in Brazil and Argentina were due to significantly lower sales force productivity and activity levels, which reflected the need for additional training of distributors and the sales forces in direct selling fundamentals and by refocusing on group demonstration versus one-on-one selling. In Mexico, the number of sellers increased substantially. The operating profit decrease resulted from the impact of the net sales decline, along with $22.2 million of the fourth quarter charge, which was primarily for bad debt reserves in Brazil. The higher reserve position became necessary in the fourth quarter due to sales and past due receivables levels and due to a decision to significantly reduce the number of distributors. This action was taken after promotional programs and programs to refocus on party plan direct selling fundamentals were not as effective as expected, and as a result of the negative general economic conditions in the Brazilian market.

United States

The 1997 U.S. sales decline resulted from implementation of higher sales force standards in the latter half of 1996.
The new standards led to a smaller active sales force compared with 1996, although fourth quarter sales exceeded those of 1996 as a result of an improvement in sales force productivity. New programs, including a two-tiered vehicle program, were implemented to increase recruiting and activity. Excluding the $16.0 million of the fourth quarter charge that relates to the United States, the operating loss was $13.5 million, or $23.9 million worse than 1996, reflecting the lower sales volume and higher per unit manufacturing costs due to lower production volume. These factors were only partially offset by a reduction in operating expenses that reflected the effort to improve profitability. The fourth quarter charge was primarily for inventory obsolescence, due to a decision to undertake a rationalization of the product line after exhausting opportunities to reduce inventories through normal channels. Also having an impact was a decision to change the focus of the demonstration more toward education rather than selling product at a discount.

Financial Condition

Liquidity and Capital Resources

Working capital decreased to $95.5 million as of December
26, 1998, compared with $103.3 million as of December 27, 1997, and $156.2 million as of December 28, 1996. The current ratio was 1.3 to 1 at the end of 1998 and 1997, and 1.4 to 1 at the end of 1996. In 1998, working capital decreased from a lower level of net inventories reflecting the Company's reduction initiatives, as well as provisions for obsolescence, and a higher accounts payable balance. Also, whereas only a portion of the Company's borrowings that were current by their terms were classified as long-term debt as of the end of 1998, due to the Company's ability and intent to have them outstanding throughout the following year, at the end of 1997 all such borrowings were classified as long-term debt. These factors were offset primarily due to an increase in deferred tax assets as temporary differences grew, and lower taxes payable as a result of lower pretax earnings.

The 1997 decrease in working capital resulted primarily from a lower level of inventories reflecting the Company's reduction initiative. Other significant factors contributing to the decrease were a lower cash balance resulting from efforts to reduce overseas deposits, and a reduction in accounts receivable reflecting lower sales and higher reserves for doubtful accounts. Partially offsetting these factors were lower accounts payable and accrual balances, due to lower levels of production, employee incentives earned, and promotional awards earned by the sales forces. Also, the classification of only a portion of current borrowings as long-term in 1996 versus the classification of all such borrowings as long-term in 1997, offset a portion of the 1997 decrease in working capital. In addition, working capital decreased from the impact of a stronger U.S. dollar versus foreign currencies at the end of 1997 compared with the end of 1996.

The Company had significant allowances for uncollectible trade accounts receivable at the end of both 1998 and 1997.
These amounts were determined based on the Company's best estimate of the amounts that will ultimately be collected based on available information that includes historical collection patterns and the profitability of distributors.
The net decrease in the allowances in 1998 compared with 1997 reflects the write-off of certain accounts for which it was determined that no further collection efforts were warranted.

The Company has a $300 million unsecured multicurrency credit facility that matures on August 8, 2002. The total debt-to-capital ratio at the end of 1998 was 70.1 percent compared with 52.5 percent at the end of 1997. As of December 26, 1998, the Company had $220.0 million available under the multicurrency credit facility. The multicurrency credit facility, along with $216.9 million of foreign uncommitted lines of credit, and cash generated by operating activities, are expected to be adequate to finance any additional working capital needs and capital expenditures.

On November 30, 1998, the Company made a non-recourse, non-interest bearing loan of $7.7 million (the loan) to its chairman and chief executive officer (chairman), the proceeds of which were used by the chairman to buy in the open market 400,000 shares of the Company's common stock (the shares).
The shares are pledged to secure the repayment of the loan.
The loan has been recorded as a subscription receivable and is due November 12, 2006, with voluntary prepayments permitted subsequent to November 12, 2002. Ten percent of any annual cash bonus award will be applied against the balance of the loan. As the loan is reduced by voluntary payments after November 12, 2002, the lien against the shares will be reduced. The subscription receivable will be reduced as payments are received.

Operating Activities

Cash provided by operating activities was $118.1 million in 1998, compared with $161.8 million in 1997, and $150.5 million in 1996. The 1998 decrease in cash flow reflects lower earnings, a smaller decrease in working capital and cash taxes in excess of the effective tax rate to a larger extent than in 1997. In 1997, the benefit of improved working capital management was only partially offset by the decrease in net income.

Investing Activities

For 1998, 1997, and 1996, respectively, capital expenditures totaled $46.2 million, $67.5 million, and $96.0 million.
The most significant individual component of capital spending was new molds. The steadily decreasing level of overall expenditures reflects lower spending on plant and equipment in light of the Company's sales decreases. The higher 1996 expenditures, compared with 1997, primarily related to the increase of manufacturing capacity in Latin America and higher spending on molds. Capital expenditures are expected to be between $50 million and $60 million in 1999.

In 1998, the Company sold its Halls, Tennessee distribution center for $10.6 million in notes receivable. The notes are due in 1999 through 2004, with the majority due under a balloon payment to be received in the final year. There was no significant income statement impact from the sale.

Dividends

Quarterly dividends were initiated in August 1996 at $0.22 per share. During 1998, 1997, and 1996, the Company declared dividends of $0.88, $0.88, and $0.44 per share of common stock.

Share Repurchases

In November 1996, the Company announced it would repurchase up to 5 million shares of its common stock, with volume and timing to depend on market conditions. In 1998 and 1997, respectively, the Company repurchased 3.5 million and 1.5 million shares in the open market, completing the program, for a total cost of $150.2 million, or an average of $30 per share.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation of the hedge exposure. Depending on how the hedge is used and the designation, the gain or loss due to changes in the fair value is reported either in earnings or in other comprehensive income. Adoption of the statement, which is required for the Company's year 2000 financial statements, will have no significant impact on the accounting treatment related to the hedging programs the Company has undertaken.

The American Institute of Certified Public Accountants adopted Statement of Position (SOP) 98-1, "Accounting for the
Costs of Computer Software Developed or Obtained for Internal Use" in March 1998. The SOP provides that software development costs, including external direct costs, internal payroll and related costs, and interest costs be capitalized and amortized over their useful lives. The financial statement impact of adopting the SOP was not material.

In June 1997, the FASB adopted two standards, SFAS Nos. 130 and 131, "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information," respectively. Both of these new standards relate to the display of financial information rather than impacting the computation of net income or earnings per share, and both are effective for the Company beginning in 1998. SFAS 130 requires that companies display "comprehensive income," which in addition to the current definition of net income includes certain amounts recorded directly in equity. For the Company the only such item is foreign currency translation adjustments. The new standard has been adopted by adding a column, which shows comprehensive income, to the statement of changes in shareholders' equity.

SFAS 131 mandates the management approach to identifying business segments. Under the management approach, segments are defined as the organizational units that have been established for internal performance evaluation purposes.
In adopting this standard, the Company has defined the four regions in which it operates to be its business segments.
Since this information was already displayed as geographic information in the Company's prior years' financial statements, and the information included in management's discussion and analysis of results of operations was also organized in this manner, adoption of this standard did not have a significant impact on the Company's financial statements.

Year 2000 Issues

The Company has studied the "Year 2000" issues affecting its information technology and non-information technology systems and has prepared and implemented a plan to address them. The issues are not expected to have a material adverse effect on the Company's operations. Although it believes that its remediation plan has addressed all of its Year 2000 issues, the Company has developed a contingency plan for business critical systems in the event that it has not remediated all issues. The Company estimates that the cost of addressing its Year 2000 issues was $5.3 million. These costs have not had a material effect on the Company's financial position or results of operations in any one period in part because they represent the re-deployment of existing information technology resources, and because they would have been incurred as part of normal software upgrades and replacements.

The Company has initiated formal communications with significant suppliers and other third party companies doing business with the Company to determine the extent to which the Company's systems and operations are vulnerable to those third parties' failure to remediate their Year 2000 issues. Based on the information received from these third parties, the Company is not aware of any Year 2000 issues of third parties expected to have a material adverse effect on its operations; however, there can be no guarantee that the systems of these other companies will be converted before the turn of the century or that their failure to do so would not have a material adverse effect on the Company. Due to the Company's extensive foreign operations, it is exposed to Year 2000 issues related to the infrastructures of the countries where these operations are located; however, the Company is not aware of any specific issues that have not been addressed through implementation of its plan.

Euro Implementation

On January 1, 1999, several European countries that are members of the European Monetary Union replaced their respective currencies with one common currency - the euro.
The Company has studied the euro implementation issues affecting its operations and has formed a task force to address them from both a business and systems point of view. Plans have been implemented to deal with both types of issues. To date there has been no significant impact from the adoption of the euro, and none is expected. The incremental cost to the Company of addressing the euro conversion has not been and is not expected to be material.

Impact of Inflation

Inflation as measured by consumer price indices has continued at a low level in most of the countries in which the Company operates.

Market Risk

One of the Company's market risks is its exposure to the impact of interest rate changes. The Company has elected to manage this risk through the maturity structure of its borrowings. Under its present policy, the Company has set a target of having approximately half of its borrowings with extended terms.

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

Another economic risk of the Company, which is associated with its operating internationally, is the exposure to fluctuations in foreign currency exchange rates on the earnings, cash flows, and financial position of the Company's international operations. The Company is not able to project in any meaningful way the possible effect of these fluctuations on translated amounts or future earnings. This is due to the Company's constantly changing exposure to various currencies, the fact that all foreign currencies do not react in the same manner in relation to the U.S. dollar, and the large number of currencies involved, although the Company's most significant exposure is to the euro.

Although this currency risk is partially mitigated by the natural hedge arising from the Company's local manufacturing in many markets, a strengthening U.S. dollar generally has a negative impact on the Company. In response to this fact, the Company uses financial instruments, such as cross-currency interest rate swaps and forward contracts, to hedge its exposure to certain foreign exchange risks associated with a portion of its investment in international operations.
In addition to hedging against the balance sheet impact of changes in exchange rates, the hedge of investments in international operations also has the effect of hedging a portion of the cash flows from those operations. The Company also hedges with these instruments certain other exposures to various currencies arising from non-permanent intercompany loans and firm purchase commitments.

Following is a listing of the Company outstanding derivative financial instruments as of December 26, 1998, and December 27,
1997:
Forward Contracts
                                   1998                     1997
                         ----------------------   -------------------------
                                       Weighted                   Weighted
                                       average                    average
                                       contract                   contract
                                       rate of                    rate of
(Dollars in millions)     Buy   Sell   exchange    Buy     Sell   exchange
                        ------ ------ ---------   ------  ------  ---------
Belgian francs
 with U.S. dollars      $ 82.0          33.8132   $ 31.6          36.5482
French francs
 with U.S. dollars        36.0           5.4611     31.9           5.9278
Swiss francs
 with U.S. dollars        20.8           1.3254     10.9           1.4343
Portuguese escudos
 with U.S. dollars        17.9         167.9783      7.6         180.6614
Philippine pesos
 with U.S. dollars        12.7          39.4400      8.1          40.2700
Austrian shillings
 with U.S. dollars         8.7          11.6527      7.2          12.4690
Italian lira
 with U.S. dollars         7.2        1,635.250      7.5        1,741.340
Netherlands guilders
 with U.S. dollars         6.6           1.8462      5.7           1.9948
Australian dollars
 with U.S. dollars         6.1           1.6054
British pounds
 with U.S. dollars                                  13.5           0.6044
Belgian francs
 for U.S. dollars              $ 29.8   36.0269          $ 41.0   35.1055
German marks
 for U.S. dollars                19.1    1.6565
Swiss francs
 for U.S. dollars                18.4    1.3620             7.2    1.3849
French francs
 for U.S. dollars                16.3    5.9456            19.2    5.7896
Spanish pesetas
 for U.S. dollars                13.7  140.3850            10.9  150.0700
Japanese yen
 for U.S. dollars                10.1  116.6352
Portuguese escudos
 for U.S. dollars                 7.5  181.2634             8.9  175.4878
Hong Kong dollars
 for U.S. dollars                 5.5    7.7551
Argentine pesos
 for U.S. dollars                                          20.6    1.0090
Other currencies           7.2    9.5   various     14.3    7.5   various
                        ------ ------             ------ ------
  Total                 $205.2 $129.9             $138.3 $115.3
                        ====== ======             ====== ======


Cross-Currency Interest Rate Swaps

(Dollars in millions)
                                               1998<Fa>
                                     -----------------------------
                                                  Weighted average
                                     Amount at    contract rate of
Currency owed                        inception        exchange
-------------                        ---------    ----------------
Belgian francs                       $ 44.2          33.9250
French francs                          27.2           5.5075
Japanese yen                           14.2         141.3300
Portuguese escudos                     11.9         168.3600
Swiss francs                           11.1           1.3539
Netherlands guilders                    5.4           1.8550
                                     ------
   Total                             $114.0
                                     ======

<Fa> The Company had no cross-currency interest rate swaps
at the end of 1997.



The Company's derivative financial instruments at December 26, 1998, and December 27, 1997, consisted solely of the financial instruments summarized above. All of the contracts mature within 12 months with the exception of the Japanese yen cross-currency interest rate swap, which matures in July, 2000. Related to the forward contracts, the "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, all translated at the year-end market exchange rates for the U.S. dollar. The Company's open forward contracts as of December 28, 1998, include approximately $60 million of contracts to sell foreign currencies, which were initially entered into to hedge a portion of the Company's foreign net investments. The Company began instead to hedge these net investment positions with the cross-currency interest rate swaps shown above, and as a consequence it entered into offsetting forward contracts to buy an equivalent amount of local currencies. All other forward contracts are hedging cross-currency intercompany loans that are not permanent in nature or firm purchase commitments. As of the end of fiscal 1998, under the cross-currency interest rate swaps, the Company was to receive interest at a weighted average rate of 5.0 percent and was obligated to pay interest at a weighted average rate of 3.0 percent.

Forward-Looking Statements

Statements contained in this report that are not based on historical facts are forward-looking statements involving risks and uncertainties, including sales force recruiting and activity levels, success of new products and promotional programs, economic and market conditions generally and foreign exchange risk in particular, and other risks detailed in the Company's Securities and Exchange Commission filings. These risks and uncertainties may cause actual results to differ materially from those projected in forward-looking statements.


                        TUPPERWARE CORPORATION
                   CONSOLIDATED STATEMENT OF INCOME
                                       Year Ended
                         ------------------------------------
                           Dec. 26,     Dec. 27,     Dec. 28,
                             1998         1997         1996
                          ---------     --------     --------
(In millions, except per share amounts)
Net sales                  $1,082.8     $1,229.3     $1,369.3
                           --------     --------     --------
Costs and expenses:
 Cost of products sold        406.3        473.9        487.3
 Delivery, sales, and
  administrative expense      562.3        620.7        627.2
 Interest expense              24.8         24.1         13.2
 Interest income               (2.1)        (6.3)        (5.2)
 Costs associated with
  becoming an
  independent company           --           --           9.1
 Other expense, net             --           6.1          3.2
                           --------     --------     --------
   Total costs
    and expenses              991.3      1,118.5      1,134.8
                           --------     --------     --------
Income before
 income taxes                  91.5        110.8        234.5
Provision for
 income taxes                  22.4         28.8         59.8
                           --------     --------     --------
Net income                 $   69.1     $   82.0     $  174.7
                           ========     ========     ========
Net income
 per common share
 (1996 pro forma
 and unaudited):

   Basic                   $   1.19     $   1.34     $   2.75
                           ========     ========     ========
   Diluted                 $   1.18     $   1.32     $   2.71
                           ========     ========     ========






See Notes to the Consolidated Financial Statements.


                            TUPPERWARE CORPORATION
                          CONSOLIDATED BALANCE SHEET
                                       Dec. 26,      Dec. 27,
                                        1998          1997
                                      --------      --------
(Dollars in millions, except per share amounts)
Assets
Cash and cash equivalents              $  23.0      $  22.1
Accounts receivable,
 less allowances of $32.7
 in 1998 and $40.4 in 1997                92.3         97.0
Inventories                              157.1        184.2
Deferred income
 tax benefits                             55.5         44.4
Prepaid expenses
 and other                                57.7         55.4
                                       -------       ------
  Total current assets                   385.6        403.1
                                       -------       ------
Deferred income tax benefits              84.7         82.7
Property, plant, and
 equipment, net                          271.0        293.0
Long-term receivables,
 net of allowances of $41.4
 in 1998 and $39.3 in 1997                40.3         36.4
Other assets                              41.8         32.0
                                       -------      -------
  Total assets                         $ 823.4      $ 847.2
                                       =======      =======

Liabilities and
 shareholders' equity

Accounts payable                       $  85.3      $  75.4
Short-term borrowings
 and current portion of
 long-term debt                           18.7          --
Accrued liabilities                      186.1        224.4
                                       -------      -------
  Total current
   liabilities                           290.1        299.8
                                       -------      -------
Long-term debt                           300.1        236.7
Accrued post-retirement
 benefit cost                             38.4         38.0
Other liabilities                         59.0         58.5
Shareholders' equity:
  Preferred stock,
   $0.01 par value,
   200,000,000 shares
   authorized; none issued                 --           --
  Common stock, $0.01
   par value, 600,000,000
   shares authorized;
   62,367,289 shares issued                0.6          0.6
  Capital surplus                         19.5         19.5
  Subscription receivable                 (7.7)         --
  Retained earnings                      457.2        441.4
  Treasury stock, 4,753,287 and
   1,400,207 shares at cost in
   1998, and 1997, respectively         (142.0)       (54.0)
  Unearned portion of
   restricted stock issued
   for future service                     (1.4)        (2.4)
  Accumulated other
   comprehensive income                 (190.4)      (190.9)
                                       -------      -------
    Total shareholders'
     equity                              135.8        214.2
                                       -------      -------
    Total liabilities
     and shareholders'
     equity                            $ 823.4      $ 847.2
                                       =======      =======






See Notes to the Consolidated Financial Statements.




                          TUPPERWARE CORPORATION
             CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                                                    Accumulated
                                            Net                      other
                                           Investment                compre-    Compre-
              Common stock   Treasury stock  by     Capital Retained hensive    hensive
              Shares Dollars Shares Dollars Premark surplus earnings income<Fa> income
              ------ ------- ------ ------- ------- ------- -------- --------   -------
(In millions, except per share amounts)
December 30,
 1995            --      --    --      --   $ 533.5     --      --   $(117.9)
 Net income                                    31.6         $ 143.1             $174.7
 Other compre-
  hensive
  income-foreign
  currency
  translation
  adjustments,
  net of tax
  provision of
  $2.3 million                                                         (10.6)    (10.6)
                                                                                ------
 Comprehensive
  Income                                                                        $164.1
                                                                                ======
 Shares issued
  to Premark    62.1 $   0.6                   (0.6)
 Net transactions
  with Premark
  other than
  special dividend                             31.7
 Special dividend
  to Premark                                 (293.7) $  8.8
 Distribution of
  equity of the
  Company to
  Premark's
  Shareholders                               (302.5)          302.5
 Cash dividends
  declared
  ($0.44
  per share)                                                  (27.4)
 Stock issued for
  incentive plans
  and related
  tax benefits   0.3     --                            10.3
                ----    ----    ----  ----  -------   -----  ------   ------     -----
December 28,
  1996          62.4     0.6     --    --      --      19.1   418.2   (128.5)

 Net income                                                    82.0             $ 82.0
 Other comprehensive
  income-foreign
  currency transla-
  tion adjustments,
  net of tax provision
  of $5.0 million                                                      (62.4)    (62.4)
                                                                                 -----
 Comprehensive
  Income                                                                       $  19.6
                                                                                 =====
 Distribution of
  equity of the
  Company to
  Premark's
  shareholders                                                 (2.7)
 Cash dividends
  declared
  ($0.88 per share)                                           (53.9)
 Purchase of
  treasury stock               1.5  $(57.6)
 Stock issued for
  incentive plans
  and related tax
  benefits                    (0.1)    3.6              0.4    (2.2)
                ----    ---- -----  ------   ------  ------  ------  -------
December 27,
  1997          62.4   $ 0.6   1.4  $(54.0)     --   $ 19.5  $441.4  $(190.9)

Net income                                                     69.1  $  69.1
 Other comprehensive
  income-foreign
  currency translation
  adjustments, net of
  tax benefit of
  $3.7 million                                                  0.5      0.5
                                                                      ------
 Comprehensive
  Income                                                              $ 69.6
                                                                      ======
 Cash dividends
  declared
  ($0.88 per share)                                           (50.9)
 Purchase of
  treasury stock               3.5   (93.1)
 Stock issued for
  incentive plans
  and related tax
  benefits                    (0.1)    5.1                     (2.4)
                ----    ----  ---- -------  -------  ------  ------  -------
December 26,
  1998          62.4    $0.6   4.8 $(142.0)     --   $ 19.5  $457.2  $(190.4)
                ====    ====  ==== =======  =======  ======  ======  =======

<Fa> Represents foreign currency translation adjustments.

See Notes to the Consolidated Financial Statements.


                               TUPPERWARE CORPORATION
                        CONSOLIDATED STATEMENT OF CASH FLOWS


                                           Year Ended
                             ---------------------------------------
                             Dec. 26,       Dec. 27,       Dec. 28,
                               1998           1997           1996
                             --------       --------     ----------
(In millions)
Cash flows from
 operating activities:

Net income                    $ 69.1         $ 82.0        $ 174.7
Adjustments to
 reconcile net
 income to net
 cash provided
 by operating
 activities:
  Depreciation                  64.0           66.1           65.3
  Loss on sale
   of assets                     3.4            2.7            5.2
  Foreign exchange
   (gain) loss, net             (0.6)           1.2            1.3
Changes in assets
 and liabilities:
  Decrease (increase)
   in accounts and
   notes receivable              2.2           15.5          (14.1)
  Decrease (increase)
   in inventories               29.8           44.7          (54.0)
 (Decrease) increase
   in accounts payable
   and accrued
   liabilities                  (1.8)         (13.6)           2.0
 (Decrease) increase
   in income taxes
   payable                     (27.9)           5.1            0.6
  Increase in net
   deferred income
   taxes                       (15.1)         (33.2)         (16.3)
  Other, net                    (5.0)          (8.7)         (14.2)
                              ------        -------        -------
   Net cash provided
    by operating
    activities                 118.1          161.8          150.5
                              ------        -------        -------
Cash flows from
 investing activities:
Capital expenditures           (46.2)         (67.5)         (96.0)
                              ------        -------        -------
Cash flows from
 financing activities:
Special dividend
 to Premark                      --             --          (284.9)
Net transactions with
 Premark other than
 special dividend                --             --            37.6
Dividend payments
 to shareholders               (51.6)         (54.2)         (13.7)
Payments to acquire
 treasury stock                (93.1)         (57.1)           --
Proceeds from
 exercise of
 stock options                   1.4            3.4            6.3
Issuance of subscription
 receivable                     (7.7)           --             --
Net increase
 (decrease) in
 short-term debt                80.9          (14.8)         (54.1)
Proceeds from
 issuance of
 long-term debt                  --            15.0          315.5
Repayment of
 long-term debt                  --             --          (100.6)
                              ------        -------        -------
   Net cash used
    in financing
    activities                 (70.1)        (107.7)         (93.9)
                              ------        -------        -------
Effect of exchange
 rate changes on cash
 and cash equivalents           (0.9)         (17.5)          (4.9)
                              ------         ------        -------
Net increase (decrease)
 in cash and
 cash equivalents                0.9          (30.9)         (44.3)
Cash and cash
 equivalents at
 beginning of year              22.1           53.0           97.3
                              ------         ------        -------
Cash and cash
 equivalents at
 end of year                  $ 23.0         $ 22.1        $  53.0
                              ======         ======        =======


See Notes to the Consolidated Financial Statements.


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

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 26, 1998, and December 27, 1997, $6.8 million and $13.5 million, respectively, of the cash and cash equivalents included on the consolidated balance sheet were held in the form of time deposits or certificates of deposit.

Inventories

Inventories are valued at the lower of cost or market.
Inventory cost includes cost of raw material, labor, and overhead. Domestic inventories, approximately 16 percent and 15 percent of total inventories, at December 26, 1998, and December 27, 1997, respectively, are valued on the last-in, first-out (LIFO) cost method. The first-in, first-out (FIFO) cost method is generally used for the remaining inventories. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $13.7 million higher at the end of 1998 and $16.0 million higher at the end of 1997.

Internal Use Software Development Costs

As of the beginning of 1998, the Company adopted American Institute of Certified Public Accountants Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In accordance with the provisions of the SOP, the Company capitalizes internal use software development costs as they are incurred and then amortizes such costs over their three-year useful lives beginning when the software is placed in service. The impact of adopting the SOP was not material to the Company's financial statements.


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


Subscription Receivable

On November 30, 1998, the Company made a non-recourse, non-interest bearing loan of $7.7 million (the loan) to its chairman and chief executive officer (chairman), the proceeds of which were used by the chairman to buy in the open market 400,000 shares of the Company's common stock (the shares). The shares are pledged to secure the repayment of the loan. The loan has been recorded as a subscription receivable and is due November 12, 2006, with voluntary prepayments permitted subsequent to November 12, 2002. Ten percent of any annual cash bonus award to the chairman will be applied against the balance of the loan. As the loan is reduced by voluntary payments after November 12, 2002, the lien against the shares will be reduced. The subscription receivable will be reduced as payments are received.

Revenue Recognition

Revenue is recognized when product is shipped.


Advertising and Research and Development Costs

Advertising and research and development costs are charged to expense as incurred. Advertising expense totaled $7.2 million, $6.2 million, and $7.3 million in 1998, 1997, and 1996, respectively. Research and development costs totaled $11.5 million, $12.8 million, and $7.2 million, in 1998, 1997, and 1996, respectively.

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

The results of the Company's domestic operations were included in Premark International, Inc.'s (Premark) consolidated U.S. federal tax return through May 31, 1996, the date of the Distribution. The provision for income taxes included in these financial statements for the period prior to the Distribution is the Company's allocated share of Premark's domestic income tax expense, representing the expense that the Company would have incurred on a separate return basis, and the actual income tax provisions of its foreign subsidiaries. As part of the plan of Distribution, Tupperware and Premark entered into a tax-sharing agreement. This agreement generally provides that for periods prior to the Distribution, the two companies will retain the liability for any unpaid taxes attributable to their respective operations.


Net Income Per Common Share

These financial statements include "basic" and "diluted" per share information for all periods presented. Basic per share information is calculated by dividing net income by the weighted average number of shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock on both net income and the weighted average number of shares outstanding. The weighted average number of shares used in the basic earnings per share computations were 58.2 million, 61.3 million, and 62.0 million, in 1998, 1997, and 1996, respectively. The only difference in the computation of basic and diluted earnings per share is the inclusion of 0.5 million in 1998 and 0.5 million in 1997 and 0.8 million in 1996, of shares of potential common stock. The Company's potential common stock consists of employee and director stock options and restricted stock.

Pro forma unaudited net income per common share is calculated for the period prior to the Distribution as if the Distribution had occurred at the beginning of fiscal 1995. The pro forma amounts assume that the Company used $25.0 million of available cash and $271.9 million of additional borrowings to fund a special dividend payment to Premark of $284.9 million, and $12.0 million for the amount that the Company paid in July
1996 related to the quarterly dividend declared on Premark's common stock on May 1, 1996. Pro forma net income in 1996 is based on the Company's historical net income adjusted for $7.0 million of additional pro forma interest expense, net of $2.7 million of tax benefits, related to the increase in borrowings at an assumed weighted average interest rate of
6.2 percent. Pro forma net income per share includes pro forma net income divided by an assumed average common shares of 62.0 million for basic and 62.8 million for diluted, for the period prior to the Distribution and actual net income per share for the period subsequent to the Distribution.

Comprehensive Income

In 1998 the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS 130 requires that companies display "comprehensive income," which in addition to net income includes all other changes in shareholders' equity except those resulting from investments by owners and distributions to them. For all years presented, the Company's comprehensive income, which encompasses net income and foreign currency translation adjustments, is displayed in the consolidated statement of shareholders' equity.


Derivative Financial Instruments

The Company uses derivative financial instruments, principally cross-currency interest rate swaps and over-the-counter forward exchange contracts with major international financial institutions, to offset the effects of exchange rate changes on net investments in certain foreign subsidiaries, firm purchase commitments, and certain intercompany loan transactions. Gains and losses on instruments designated as hedges of net investments in a foreign subsidiary or intercompany transactions that are permanent in nature are accrued as exchange rates change, and are recognized in shareholders' equity, along with any points on forward exchange contracts, as foreign currency translation adjustments. The net interest differential on cross-currency interest rate swaps is included within interest expense.
Gains and losses on contracts designated as hedges of intercompany transactions that are not permanent in nature are accrued as exchange rates change and are recognized in income. Gains and losses on contracts designated as hedges of identifiable foreign currency firm commitments are deferred and included in the measurement of the related foreign currency transaction. Contracts hedging non-permanent intercompany transactions and identifiable foreign currency firm commitments are held to maturity.


Fair Value of Financial Instruments

Due to their short maturity or their insignificance, the carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities, short-term borrowings, and outstanding forward exchange contracts approximated their fair values at December 26, 1998, and December 27, 1997. The approximate fair value of the Company's $100 million of 7.25 percent notes due in 2006, determined through reference to market yields, was $104.3 million and $105.5 million as of December 26, 1998, and December 27, 1997, respectively. The fair value of the remaining long-term debt approximated its book value at the end of 1998 and 1997.

Foreign Currency Translation

Results of operations for foreign subsidiaries are translated into U.S. dollars using the average exchange rates during the year. The assets and liabilities of those subsidiaries, other than those of operations in highly inflationary countries, are translated into U.S. dollars using the exchange rates at the balance sheet date. The related translation adjustments are "Accumulated other comprehensive income." Foreign currency transaction gains and losses, as well as translation of financial statements of subsidiaries in highly inflationary countries, are included in income.


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

Under a Distribution Agreement with Premark dated May 24,
1996, Dart Industries Inc. (Dart), which is now a wholly-owned subsidiary of Tupperware, paid a $284.9 million special dividend (the Dividend Payment) to Premark. Dart funded the Dividend Payment with new bank borrowings and available cash. In addition, the Company paid Premark $12.0 million in July 1996 to fund a portion of the quarterly dividend on Premark's common stock declared in May 1996. Included in the consolidated statement of income is an allocation of general corporate expenses related to services provided for the Company by Premark in the amount of $4.4 million for 1996 through the date of the Distribution. This allocation was based on an estimate of the proportion of corporate expenses related to the Company for the period presented and, in the opinion of management, has been made on a reasonable basis and approximates the incremental costs that would have been incurred had the Company been operating on a stand-alone basis.

Prior to the Distribution, there were no material intercompany purchase or sale transactions between Premark and the Company. Under Premark's centralized cash management system, short-term advances from Premark and excess cash sent to Premark were reflected as "Net transactions with Premark" during the period prior to the Distribution. No interest was charged or otherwise allocated by Premark to the Company.


Note 3:  Inventories

(In millions)
                                  1998       1997
                                -------    -------
Finished goods                   $ 74.5     $ 86.2
Work in process                    31.7       43.3
Raw materials and supplies         50.9       54.7
                                 ------     ------
 Total inventories                157.1     $184.2
                                 ======     ======


Note 4: Property, Plant, and Equipment

(In millions)
                                  1998       1997
                                -------    -------
Land                            $  12.5    $  11.8
Buildings and improvements        182.9      172.2
Machinery and equipment           773.6      738.2
Construction in progress            3.9       21.8
                                -------    -------
  Total property, plant,
   and equipment                  972.9      944.0
Less accumulated depreciation    (701.9)    (651.0)
                                -------    -------
  Property, plant,
   and equipment, net           $ 271.0    $ 293.0
                                =======    =======

In 1998, the Company sold its Halls, Tennessee distribution center for $10.6 million in notes receivable. The notes are due in 1999 through 2004, with the majority due under a balloon payment to be received in the final year. There was no significant income statement impact from the sale.


Note 5:  Accrued Liabilities

(In millions)
                                  1998       1997
                                -------    -------
Compensation and
 employee benefits              $  51.3    $  52.7
Advertising and promotion          31.1       36.5
Taxes other than income taxes      22.0       34.2
Income taxes                        1.9       27.3
Other                              79.8       73.7
                                -------    -------
  Total accrued liabilities     $ 186.1    $ 224.4
                                =======    =======


Note 6:  Financing Arrangements
Short-term Borrowings

(Dollars in millions)
                                  1998       1997       1996
                                --------   --------   --------
Total short-term
 borrowings at year-end         $ 187.3     $105.0     $123.7
Weighted average
 interest rate at year-end          4.7%       6.4%       5.3%
Average borrowings
 during the year                $ 197.2     $166.2     $186.4
Weighted average
 interest rate
 for the year                       5.7%       5.5%       5.0%
Maximum borrowings
 during the year                $ 240.8     $212.5     $316.6

The average borrowings and weighted average interest rates were determined using month-end borrowings and the interest rates applicable to them. Of total year-end borrowings at December 26, 1998, $80.0 million was under the Company's
$300 million multicurrency financing facility with a group of banks, and $22.2 million was through outstanding commercial paper. The remaining $85.1 million of short-term borrowings was from several banks, with $31.9 million payable in Swiss francs, $13.1 million in Japanese yen, $10.6 million in German marks, and $10.0 million in Belgian francs. As of December 26, 1998, $168.6 million of the Company's outstanding borrowings that were due within one year by their terms were classified as non-current due to the Company's ability and intent that those borrowings be outstanding throughout 1999.

Operating Leases

Rental expense for operating leases totaled $36.7 million in 1998, $40.5 million in 1997, and $32.8 million in 1996.
Approximate minimum rental commitments under noncancelable operating leases in effect at December 26, 1998, were: 1999 -- $6.7 million; 2000 -- $6.7 million; 2001 -- $3.6 million;
2002 -- $2.1 million; 2003 -- $1.8 million; and after 2003 --
$0.7 million.

Long-term Debt

(In millions)
                                   1998       1997
                                --------   --------
6.84% Series Notes due 2000      $ 15.0     $ 15.0
7.05% Series Notes due 2003        15.0       15.0
7.25% Notes due 2006              100.0      100.0
Short-term borrowings
 classified as non-current        168.6      105.0
Other                               1.5        1.7
                                 ------     ------
  Total long-term debt           $300.1     $236.7
                                 ======     ======


As of December 26, 1998, the Company had $436.9 million of unused lines of credit, including $220.0 million under the $300.0 million unsecured multicurrency facility that was entered into in May 1996 and amended in August 1997. This facility supports the Company's commercial paper borrowing capability and expires in August 2002. Interest paid on total debt in 1998, 1997 and 1996, was $26.2 million, $23.7 million, and $10.8 million, respectively.


Derivative Financial Instruments

The following is a listing of the Company's outstanding derivative financial instruments as of December 26, 1998, and December 27, 1997:

Forward Contracts                 1998                     1997
                         ----------------------   -------------------------
                                       Weighted                   Weighted
                                       average                    average
                                       contract                   contract
                                       rate of                    rate of
(Dollars in millions)    Buy    Sell   exchange    Buy     Sell   exchange
                        ------ ------ ---------   ------  ------  --------
Belgian francs
 with U.S. dollars      $ 82.0          33.8132   $ 31.6           36.5482
French francs
 with U.S. dollars        36.0           5.4611     31.9            5.9278
Swiss francs
 with U.S. dollars        20.8           1.3254     10.9            1.4343
Portuguese escudos
 with U.S. dollars        17.9         167.9783      7.6          180.6614
Philippine pesos
 with U.S. dollars        12.7          39.4400      8.1            40.2700
Austrian shillings
 with U.S. dollars         8.7          11.6527      7.2           12.4690
Italian lira
 with U.S. dollars         7.2        1,635.250      7.5         1,741.340
Netherlands guilders
 with U.S. dollars         6.6           1.8462      5.7            1.9948
Australian dollars
 with U.S. dollars         6.1           1.6054
British pounds
 with U.S. dollars                                  13.5            0.6044
Belgian francs
 for U.S. dollars              $ 29.8   36.0269          $ 41.0    35.1055
German marks
 for U.S. dollars                19.1    1.6565
Swiss francs
 for U.S. dollars                18.4    1.3620             7.2     1.3849
French francs
 for U.S. dollars                16.3    5.9456            19.2     5.7896
Spanish pesetas
 for U.S. dollars                13.7  140.3850            10.9   150.0700
Japanese yen
 for U.S. dollars                10.1  116.6352
Portuguese escudos
 for U.S. dollars                 7.5  181.2634             8.9   175.4878
Hong Kong dollars
 for U.S. dollars                 5.5    7.7551
Argentine pesos
 for U.S. dollars                                          20.6     1.0090
Other currencies           7.2    9.5   various     14.3    7.5    various
                        ------ ------             ------ ------
  Total                 $205.2 $129.9             $138.3 $115.3
                        ====== ======             ====== ======


Cross-Currency Interest Rate Swaps

(Dollars in millions)
                                              1998<Fa>
                                     ----------------------------
                                                 Weighted average
                                     Amount at   contract rate of
Currency owed                        inception       exchange
-------------                        ---------   ----------------
Belgian francs                       $ 44.2         33.9250
French francs                          27.2          5.5075
Japanese yen                           14.2        141.3300
Portuguese escudos                     11.9        168.3600
Swiss francs                           11.1          1.3539
Netherlands guilders                    5.4          1.8550
                                     ------
   Total                             $114.0
                                     ======

<Fa> The Company had no cross-currency interest rate swaps
at the end of 1997.

The Company's derivative financial instruments at December
26, 1998, and December 27, 1997, consisted solely of the financial instruments summarized above. All of the contracts mature within 12 months with the exception of the Japanese yen cross-currency interest rate swap, which matures in July 2000. Related to the forward contracts, the "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, all translated at the year-end market exchange rates for the U.S. dollar. The Company's open forward contracts as of December 28, 1998, include approximately $60 million of contracts to sell foreign currencies, which were initially entered into to hedge a portion of the Company's foreign net investments. The Company began instead to hedge these net investment positions with the cross-currency interest rate swaps shown above, and as a consequence it entered into offsetting forward contracts to buy an equivalent amount of local currencies.
All other forward contracts are hedging cross-currency intercompany loans that are not permanent in nature or firm purchase commitments. As of the end of fiscal 1998, under the cross-currency interest rate swaps, the Company was to receive interest at a weighted average rate of 5.0 percent and to pay interest at a weighted average rate of 3.0 percent.

The Company's theoretical credit risk for each derivative instrument is its replacement cost, but management believes that the risk of incurring credit losses is remote and that such losses, if any, would not be material. The Company also is exposed to market risk on its derivative instruments due to potential changes in foreign exchange rates; however, such market risk would be substantially offset by changes in the valuation of the underlying items being hedged. For all outstanding derivative instruments, at December 26, 1998, the net accrued loss was $7.5 million, and at December 27, 1997, the net accrued gain was $1.6 million. The aggregate impact of all foreign currency transactions was not material to the Company's income.

Note 7: Income Taxes

For income tax purposes, the domestic and foreign components of income before taxes were as follows:

(In millions)
                        1998        1997          1996
                     ---------    --------      --------
Domestic              $ 24.5       $ 59.9        $ 97.8
Foreign                 67.0         50.9         136.7
                      ------       ------        ------
  Total               $ 91.5       $110.8        $234.5
                      ======       ======        ======

The provision for income taxes was as follows:

(In millions)
                        1998        1997          1996
                     ---------    --------      --------
Current:
  Federal             $ (2.1)      $ (1.3)      $  7.7
  Foreign               43.9         55.1         63.3
  State                  1.4          2.8          3.4
                      ------       ------       ------
                        43.2         56.6         74.4
                      ------       ------       ------
Deferred:
  Federal              (10.3)       (10.5)        (6.8)
  Foreign               (9.3)       (16.1)        (6.6)
  State                 (1.2)        (1.2)        (1.2)
                      ------       ------       ------
                       (20.8)       (27.8)       (14.6)
                      ------       ------       ------
    Total             $ 22.4       $ 28.8       $ 59.8
                      ======       ======       ======

The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate were as follows:

(In millions)
                            1998        1997         1996
                         ---------    --------     --------
Amount computed using
 statutory rate           $ 32.0       $ 38.8      $  82.1
Increase (reduction)
 in taxes resulting
 from:
  Net benefit from
   repatriating
   foreign earnings        (22.0)       (22.7)        (6.8)
  Foreign income taxes      11.1         21.3          --
  Changes in valuation
   allowance for federal
   deferred tax assets       --         (10.0)        (9.9)
  Benefit of capital
   loss carryforward         --           --         (10.0)
  Other                      1.3          1.4          4.4
                          ------      -------       ------
                          $ 22.4       $ 28.8      $  59.8
                          ======      =======       ======

In 1998, 1997, and 1996, the Company recognized $0.6 million,
$0.3 million, and $3.1 million, respectively, of benefits for deductions associated with the exercise of employee stock options. These benefits were added directly to capital surplus, and are not reflected in the provision for income taxes.

Deferred tax assets (liabilities) are composed of the following:

(In millions)
                                  1998          1997
                               ----------   ----------
Depreciation                    $ (8.9)       $(16.8)
Deferred costs                    (0.4)         (2.2)
Other                             (3.4)         (9.3)
                                ------        ------
  Gross deferred
   tax liabilities               (12.7)        (28.3)
                                ------        ------
Credit carry forwards             62.2          42.4
Fixed assets basis differences    20.5          24.6
Employee benefits accruals        18.0          19.8
Post-retirement benefits          16.4          15.7
Inventory reserves                16.3          17.8
Bad debt reserves                  3.4           6.0
Computer leasing transactions      3.1           3.1
Other accruals                    34.5          33.6
                                ------        ------
  Gross deferred tax assets      174.4         163.0
                                ------        ------
Valuation allowances             (23.9)        (14.4)
                                ------        ------
  Net deferred tax assets       $137.8        $120.3
                                ======        ======

At December 26, 1998, the Company had a domestic capital loss carry forward of $40.7 million and foreign net operating loss carry forwards of $86.7 million. The capital loss carry forward expires in 2001. Of the total net operating loss carry forwards, $59.8 million expire at various dates from 1999 to 2005, while the remainder have unlimited lives. During 1998, the Company recognized net benefits of $6.2 million related to foreign net operating loss carry forwards. Repatriation of foreign earnings would not result in a significant incremental cost to the Company. At December 26, 1998 and December 27, 1997, the Company had valuation allowances against certain deferred tax assets totaling $23.9 million and $14.4 million, respectively. These valuation allowances relate to tax assets in jurisdictions where it is management's best estimate that there is not a greater than 50 percent probability that the benefit of the assets will be realized in the associated tax returns. The likelihood of realizing the benefit of deferred tax assets is assessed on an ongoing basis. Consequently, future material changes in the valuation allowance are possible.

The Company paid income taxes in 1998, 1997, and 1996, of $65.3 million, $50.5 million, and $76.5 million, respectively.
For the period prior to the Distribution when the Company's domestic operations were included in Premark's U.S. tax returns, income tax payments were made only by foreign subsidiaries of the Company.


Note 8: Retirement Benefit Plans

Pension Plans

The Company has various pension plans covering substantially all domestic employees and certain employees in other countries. In addition to providing pension benefits, the Company provides certain post-retirement healthcare and life insurance benefits for selected U.S. and Canadian employees. Most employees and retirees outside the United States are covered by government healthcare programs. Employees may become eligible for these benefits if they reach normal retirement age while working for the Company and satisfy certain years of service requirements. The medical plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features, such as deductibles and coinsurance. The medical plans include an allowance for Medicare for post-65 retirees. The Company has the right to modify or terminate these plans.

In 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and other Post-retirement Benefits." This Statement standardizes the disclosure for pensions and other post-retirement benefits. Prior years' information has been restated to conform with the requirements of the statement.

(In millions)
                                        U.S. plans          Foreign plans
                              ----------------------------- -------------
                                 Pension    Post-retirement    Pension
                                benefits       benefits       benefits
                              ------------- --------------- -------------
                               1998   1997   1998   1997     1998   1997
                              ------ ------ ------ ------   ------ ------
Change in benefit
 obligations:
  Beginning balance           $ 25.7 $ 24.4 $ 38.1 $ 38.4   $ 57.0 $ 64.4
   Service cost                  1.1    0.9    0.3    0.3      3.0    3.3
   Interest cost                 1.8    1.8    2.7    2.7      2.9    3.0
   Actuarial loss (gain)         2.6    1.1    2.5   (1.3)      -    (3.9)
   Benefits paid                (1.3)  (2.5)  (2.6)  (2.0)    (4.6)  (1.9)
   Impact of exchange rates      --     --     --     --       5.8   (7.9)
                              ------ ------ ------ ------   ------ ------
  Ending balance                29.9   25.7   41.0   38.1     64.1   57.0
                              ------ ------ ------ ------   ------ ------
Change in plan assets
 at fair value:
  Beginning balance             23.1   21.7    --     --      23.7   25.2
   Actual return on
    plan assets                  3.2    3.9    --     --       1.2    1.2
   Company contributions         0.3    --     2.6    2.0      4.2    2.3
   Plan participant
    contributions                --     --     --     --       0.2    0.2
   Benefits paid                (1.3)  (2.5)  (2.6)  (2.0)    (4.6)  (1.9)
   Impact of exchange rates      --     --     --     --       2.7   (3.3)
                              ------ ------ ------ ------   ------ ------
  Ending balance                25.3   23.1    --     --      27.4   23.7
                              ------ ------ ------ ------   ------ ------
Funded status of the plan       (4.6)  (2.6) (41.0) (38.1)   (36.7) (33.3)
 Unrecognized actuarial
 (gain) loss                     --    (1.4)   2.1   (0.2)     1.8    2.3
 Unrecognized prior service
  benefit                       (0.1)   --    (1.8)  (2.0)      -      -
 Unrecognized net transition
  (asset) liability             (0.2)  (0.3)   --     --       2.0    2.4
 Impact of exchange rates    	   --     --     --     --       0.6   (0.4)
                              ------ ------ ------ ------   ------ ------
     Accrued benefit cost     $ (4.9)$ (4.3)$(40.7)$(40.3)  $(32.3)$(29.0)
                              ====== ====== ====== ======   ====== ======
Weighted average assumptions:
 Discount rate                   6.8%   7.3%   6.8%   7.3%     4.7%   5.2%
 Return on plan assets           9.0    9.0    n/a    n/a      5.2    5.3
 Salary growth rate              6.0    6.0    n/a    n/a      2.6    3.4

Plan assets consist primarily of equity securities and corporate and government bonds. At December 26, 1998, and December 27, 1997, the accumulated benefit obligations of certain pension plans exceeded those plans' assets. For those plans, the accumulated benefit obligations were $70.7 million and $38.8 million, and the fair value of those plans' assets as of December 26, 1998, and December 27, 1997, were $42.5 million and $15.0 million, respectively.

(In millions)
                                   Pension benefits    Post-retirement benefits
                                 --------------------  ------------------------
                                  1998   1997   1996      1998   1997   1996
                                 ------ ------ ------    ------ ------ ------
Components of net periodic
 benefit cost:
  Service cost                   $  4.1 $  4.2 $  5.0    $  0.3 $  0.3 $  0.5
  Interest cost                     4.7    4.8    5.2       2.7    2.7    2.8
  Actual return on plan assets     (2.3)  (3.1)  (3.1)       --     --     --
  Net amortization and (deferral)  (0.3)   0.7    0.8      (0.2)  (0.2)  (0.1)
                                 ------ ------ ------    ------ ------ ------
   Net periodic benefit cost     $  6.2 $  6.6 $  7.9    $  2.8 $  2.8 $  3.2
                                 ====== ====== ======    ====== ====== ======

The assumed healthcare cost trend rate was 8 percent for the pre-65 plan and 6 percent for the post-65 plan for 1998. The pre-65 plan rate is assumed to decrease by one percentage point per year until an ultimate level of 6 percent is reached. For the post-65 plan the rate is assumed to remain at 6 percent. The healthcare cost trend rate assumption has a significant effect on the amounts reported. A one percentage point change in the assumed healthcare cost trend rates would have the following effects:

                                  One percentage point
                                  Increase    Decrease
                                  --------    --------
(In millions)
Effect on total of service
 and interest cost components      $  0.3      $ (0.3)
Effect on post-retirement
 benefit obligation                   3.6        (2.8)

The Company also has several savings, thrift, and profit-sharing plans. Its contributions to these plans are based upon various levels of employee participation. The total cost of these plans was $4.5 million in 1998, $4.9 million in 1997, and $3.5 million in 1996.

Note 9: Incentive Compensation Plans

Certain officers and other key employees of the Company participate in the Tupperware Corporation 1996 Incentive Plan
(the Incentive Plan). Annual and long-term performance awards and awards of options to purchase Tupperware shares and of restricted stock are made under the Incentive Plan.


Performance Awards

Earned performance awards of $9.6 million, $7.5 million, and $19.3 million are included in the consolidated statement of income for 1998, 1997, and 1996, respectively.


Stock Awards

The total number of shares initially available for grant under the Incentive Plan was 6,100,000; however, that amount was increased to 7,600,000 as a result of Company repurchases of shares. Of the total number of shares available for grant, up
to 300,000 may be used for restricted stock awards.   As of
December 26, 1998, shares available for award under the Incentive Plan totaled 1,978,817, of which 81,844 could be granted in the form of restricted stock.

Other than for options on 405,500 shares granted in 1997, for which the exercise price is 10 percent greater than the grant-date market value of the shares, all options' exercise prices are equal to the underlying shares' grant-date market values. Under the options outstanding as of December 26, 1998, 55,135 shares may be purchased at prices less than $10.00 per share; 2,357,710 shares at prices between $10.01 and $20.00 per share; 1,337,495 shares at prices between $20.01 and $30.00 per share; 614,215 shares at prices between $30.01 and $40.00 per share; and 588,400 shares at prices greater than $40.00 per share. Outstanding options granted in 1997 and earlier, that have exercise prices equal to the underlying shares' grant-date market value and options granted in 1998 on 339,000 shares, have vesting dates that are three years from the date of grant. The remainder of the options granted in 1998 vest ratably from the second through fifth anniversaries of the date of grant. Options that have exercise prices in excess of the grant-date market price will vest in three equal tranches if the price of the Company's stock exceeds $32.05, $36.05, and $40.05 per share for 45 of 60 consecutive trading days over the five-year period beginning on the date of grant.

All outstanding options have exercise periods that are 10 years from the date of grant. Outstanding restricted shares have initial vesting periods ranging from 1 to 5 years. Options outstanding as of December 26, 1998, will expire during the period 1999 through 2008, and have a weighted-average remaining life of 8.0 years. As of December 26, 1998, options to purchase 1,402,105 shares were exercisable.

No compensation expense has been reflected in the consolidated statement of income under the Company's accounting policy. As required by SFAS 123, "Accounting for Stock-Based Compensation," the Company has estimated the fair value of its option grants beginning with 1995. If these fair value estimates had been used to record compensation expense in the consolidated statement of income, net income/pro forma net income would have been reduced by $3.7 million, $2.5 million, and $1.6 million, to $65.3 million, $79.5 million, and $168.8 million, or $1.11, $1.29, and $2.69 per diluted common share ($1.12, $1.30, and $2.72 per basic common share) in 1998, 1997, and 1996, respectively.

The fair value of the stock option grants were estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 3.0 percent for 1998 grants and 2.0 percent for previous grants; expected volatility of 40.0 percent for 1998 grants, 35.0 percent for 1997 grants, and 30.0 percent for previous grants; risk-free interest rates of 4.5 percent for 1998, 5.8 percent for 1997 and 1995, and 6.4 percent for 1996; and expected lives of 5 years for all grants. Compensation expense associated with restricted stock grants is equal to the fair market value of the shares on the date of grant and is recognized ratably over the required holding period. Compensation expense associated with restricted stock grants was not significant.

Under the Tupperware Corporation Director Stock Plan (Director
Plan), non-employee directors may elect to receive their annual retainers in the form of stock or stock options. Options granted to directors become exercisable on the last day of the fiscal year in which they are granted, have a term of 10 years, and have an exercise price that compensates for the foregone cash retainer. This amount and the value of stock grants on the date of award have been recognized as an expense by the Company. The number of shares initially available for grant under the Director Plan and the number of shares available as of December 26, 1998, were 300,000 and 220,169, respectively. As of December 26, 1998, options to purchase 69,258 shares were exercisable.

Stock option and restricted stock activity for the Incentive
Plan and the Director Plan is summarized below:

                                                   Average
                                Shares subject   option price
Stock options                     to option       per share
-----------------------------   --------------   ------------
Balance at December 28, 1996      2,437,143         $ 28.91
 Options granted                  1,090,000           25.24
 Options canceled                   (96,748)          36.98
 Options exercised                  (83,525)          15.91
                                  ---------
Balance at December 27, 1997      3,346,870           27.81
 Options granted                  1,975,402           19.43
 Options canceled                  (174,646)          32.84
 Options exercised                 (125,413)          11.65
                                  ---------
Balance at December 26, 1998	     5,022,213           24.75
                                  =========


                                                   Shares
                                  Shares          available
Restricted stock                 outstanding     for issuance
----------------------------    -------------    ------------
Balance at December 28, 1996       148,311          151,689
 Shares awarded                     20,329          (20,329)
 Shares canceled                    (3,244)           3,244
 Shares vested                     (38,055)             --
                                   -------          -------

Balance at December 27, 1997       127,341          134,604
 Shares awarded                     59,760          (59,760)
 Shares canceled                    (7,000)           7,000
 Shares vested                     (29,728)            --
                                   -------          -------
Balance at December 26, 1998       150,373           81,844
                                   =======          =======

Note 10:  Segment Information

The Company operates worldwide in one line of business: the manufacture and distribution, through independent direct sales forces, of plastic food storage and serving containers, microwave cookware, and educational toys. Its operations are organized into the four geographic segments included in the following table.

(In millions)
                          1998        1997         1996
                       ---------    --------     --------
Net sales:
 Europe                $  518.7     $  546.6     $  581.7
 Asia Pacific             211.5        279.0        338.0
 Latin America            186.8        247.2        268.5
 United States            165.8        156.5        181.1
                       --------     --------     --------
   Total net sales     $1,082.8     $1,229.3     $1,369.3
                       ========     ========     ========
Operating profit(loss):
 Europe                $  123.9     $  144.6     $  153.0
 Asia Pacific              20.2         37.2         61.0
 Latin America            (16.4)        (5.7)<Fa>    43.3
 United States              4.0        (29.5)<Fa>    10.4
                        -------     --------     --------
   Total operating
    profit                131.7        146.6        267.7

Unallocated expenses      (17.5)       (18.0)<Fa>   (16.1)
Costs associated with
 becoming an
 independent company        --           --          (9.1)
Interest expense, net     (22.7)       (17.8)        (8.0)
                        -------      -------     --------
  Income before
   income taxes         $  91.5     $  110.8     $  234.5
                        =======     ========     ========
Depreciation:
 Europe                 $  25.7     $   26.5     $   29.2
 Asia Pacific              12.0         14.4         15.9
 Latin America             12.5         10.5          7.9
 United States             11.7         12.8         10.3
 Corporate                  2.1          1.9          2.0
                        -------     --------     --------
  Total depreciation    $  64.0     $   66.1     $   65.3
                        =======     ========     ========

Capital expenditures:
 Europe                 $  13.1     $   15.5     $   22.7
 Asia Pacific               5.6          9.8         20.2
 Latin America             13.6         17.0         35.2
 United States              9.0         16.4         11.2
 Corporate                  4.9          8.8          6.7
                       --------     --------     --------
  Total capital        $   46.2     $   67.5     $   96.0
    Expenditures       ========     ========     ========

Identifiable assets:
 Europe                 $  260.7    $  287.1     $  315.6
 Asia Pacific              148.4       144.9        198.5
 Latin America             165.1       170.2        181.1
 United States             151.7       157.1        176.3
 Corporate                  97.5        87.9        107.0
                        --------    --------     --------
   Total identifiable
    assets              $  823.4    $  847.2     $  978.5
                        ========    ========     ========

<Fa> Includes a fourth quarter pretax charge totaling $42.4
million ($31.3 million after tax): $22.2 million in Latin America, primarily for bad debts in Brazil; $16.0 million in the United States, primarily for inventory obsolescence; and $4.2 million in unallocated expenses, primarily for corporate downsizing.

Sales and operating profit in the preceding table are from transactions with customers. Inter-area transfers of inventory are accounted for at cost. Sales to a single customer did not exceed 10 percent of total sales. Export sales were insignificant. Sales to customers in Germany were $241.2 million, $260.8 million, and $275.4 million in 1998, 1997, and 1996, respectively ($257.5 million and $238.4 million in 1997 and 1996, respectively, at 1998 exchange rates). No other foreign country's sales exceeded 10 percent of the Company's total sales. Unallocated expenses are corporate expenses and other items not directly related to the operations of any particular geographic segment.

Corporate assets consist of cash and assets maintained for general corporate purposes. The United States was the only country with long-lived assets greater than 10 percent of the Company's total assets at December 26, 1998. As of the end of 1998, 1997, and 1996, respectively, long-lived assets in the United States were $110.3 million, $112.5 million, and $100.4 million.

As of December 26, 1998, and December 27, 1997, the Company's net investment in international operations was $212.2 million and $210.0 million, respectively. The Company is subject to the usual economic risks associated with international operations; however, these risks are partially mitigated by the broad geographic dispersion of the Company's operations.


Note 11: Contingencies

The Company and certain subsidiaries are involved in litigation and various legal matters that are being defended and handled in the ordinary course of business. Included among these matters are environmental issues. None of the Company's contingencies are expected to have a material adverse effect on its financial position, results of operations, or cash flow.

Kraft Foods, Inc., which was formerly affiliated with Premark and Tupperware, has assumed any liabilities arising out of any legal proceedings in connection with certain divested or discontinued businesses. The liabilities assumed include matters alleging product liability and environmental liability, and infringement of patents.


Note 12: Quarterly Financial Summary (Unaudited)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 26, 1998, and December 27, 1997.

(In millions, except per share amounts)

                                First   Second    Third     Fourth
                               quarter  quarter   quarter   quarter
                               -------  -------   -------   -------
Year ended December 26, 1998:
  Net sales                    $ 268.8  $ 282.9   $ 217.4   $  313.7
  Cost of products sold           96.3    108.4      90.6      111.0
  Net income (loss)               15.4     23.0      (6.5)      37.2
  Net income (loss) per share:
    Basic                         0.26     0.40     (0.11)      0.64
    Diluted                       0.26     0.39     (0.11)      0.64
  Dividends declared per share    0.22     0.22      0.22       0.22
  Composite stock price range:
    High                       28 9/16  29         28 3/4    20
    Low                        24  1/4  24 13/16   12 7/8    11 7/16
    Close                      26 9/16  27  1/16   12 7/8    16

Year ended December 27, 1997:
  Net sales                    $ 315.3  $ 342.5   $ 251.4    $ 320.1
  Cost of products sold          114.0    131.1      95.7      133.1
  Net income                      24.9     38.0       3.4       15.7
  Net income per common share:
    Basic                         0.40     0.62      0.06       0.26
    Diluted                       0.40     0.61      0.06       0.25
  Dividends declared per share    0.22     0.22      0.22       0.22
  Composite stock price range:
    High                        54 1/2   40 5/8   38 9/16    28 9/16
    Low                         33 5/8   29 7/8   26 5/8     22 1/2
    Close                       33 3/4   37 1/4   27 3/16    27 3/8


The fourth quarter of 1997 includes a pretax charge totaling $42.4 million ($31.3 million after tax), primarily for provisions for bad debts in Brazil, inventory obsolescence in the United States, and, to a lesser extent, corporate downsizing.


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


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Tupperware Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of share-holders' equity and of cash flows present fairly, in all material respects, the financial position of Tupperware Corporation and its subsidiaries at December 26, 1998 and December 27, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 26, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Tupperware Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Orlando, Florida
February 19, 1999


REPORT OF MANAGEMENT

The management of Tupperware is responsible for the preparation of the financial statements and other information contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles and include amounts that are based upon management's best estimate and judgments, as appropriate. PricewaterhouseCoopers LLP has audited these financial statements and has expressed an independent opinion thereon.

The Company maintains internal control systems, policies, and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of financial information. There are inherent limitations in all internal controls systems based on the fact that the cost of such systems should not exceed the benefits derived. Management believes that the Company's systems provide the appropriate balance of costs and benefits. The Company also maintains an internal auditing function that evaluates and reports on the adequacy and effectiveness of internal accounting controls, policies, and procedures.

The Audit and Corporate Responsibility Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically and independently with management, the vice president of internal audit, and PricewaterhouseCoopers LLP to discuss the Company's internal accounting controls, auditing, and financial reporting matters. The vice president of internal audit and PricewaterhouseCoopers LLP have unrestricted access to the Audit and Corporate Responsibility Committee.

Management recognizes its responsibility for conducting the Company's affairs in a manner that is responsive to the interests of its shareholders and its employees. This responsibility is characterized in the Code of Conduct, which provides that the Company will fully comply with laws, rules, and regulations of every country in which it operates and will observe the rules of ethical business conduct. Employees of the Company are expected and directed to manage the business of the Company accordingly.



Rick Goings                            Thomas P. O'Neill, Jr.
Chairman                               Senior Vice President
  and Chief Executive Officer            and Chief Financial Officer