Form 10-K, Exhibit 13
period 1999-12-25
TUPPERWARE CORP
filed 2000-03-17
CIK 1008654

                                                                     Exhibit 13

               SELECTED PAGES FROM ANNUAL REPORT TO SHAREHOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the results of operations for 1999 compared with 1998, and of 1998 compared with 1997, and changes in financial condition during 1999. This information should be read in conjunction with the consolidated financial information provided on pages 34 to 54 of the Annual Report.

RESULTS OF OPERATIONS

NET SALES AND NET INCOME. Net sales in 1999 of $1.0 billion were 4 percent lower than 1998 net sales, reflecting decreases from operations in all areas except Asia Pacific, which had a significant improvement. In addition, foreign exchange had a negative impact on the comparison of $19.7 million, or 2 percentage points. Net sales in 1998 of $1.1 billion were 12 percent lower than 1997 net sales, reflecting decreases from operations in all areas except the United States, which had a modest improvement. In addition, foreign exchange had a significant negative impact on the comparison of $63.5 million, or 5 percentage points.

For 1999, net income increased 14 percent to $79.0 million from $69.1 million in 1998. Included in the 1999 results were $16.1 million ($12.3 million after tax) of re-engineering costs related to the three-year program announced in July 1999. The re-engineering charge of $15.1 million provides for severance and other exit costs associated with the decision to close manufacturing plants in Spain and Argentina, and to restructure manufacturing operations in Japan and the headquarters for Europe and Asia Pacific. The additional $1.0 million expense incurred was for internal and external consulting costs to design and execute the re-engineering actions. The cash portion of the 1999 re-engineering costs is $12.0 million. The re-engineering project is designed to increase operating profit return on sales by improving organizational alignment, increasing the gross margin percentage, and reducing operating expenses. The 1999 results included approximately $10.0 million of pretax benefits associated with re-engineering actions taken, about half of which related to an improved gross margin percentage. Total one-time costs to be incurred through 2001 in implementing the program are projected to be between $50 million and $75 million, mainly for severance, information technology expenditures, and plant closure costs. The annual benefit of the actions when they are fully implemented is expected to be approximately $40 million to $50 million. Excluding the re-engineering costs, net income increased to $91.3 million, or 32 percent. All areas except Europe reported improved earnings. Foreign exchange did not have an impact on the net income comparison.

Net income of $69.1 million in 1998 was $12.9 million, or 16 percent, lower than 1997 net income of $82.0 million. The 1997 results include a pretax charge totaling $42.4 million ($31.3 million after tax), primarily for provisions for bad debts in Brazil, inventory obsolescence in the United States, and to a lesser extent, corporate downsizing. Only a small portion of the charge involved cash outlays by the Company. Excluding the 1997 charge, net income decreased $44.2 million, or 39 percent. As with sales, all areas other than the United States reported worse results. Foreign exchange had a negative impact of $9.2 million, or 11 percentage points, on the 1998 versus 1997 comparison.

In 1999, unallocated corporate expenses increased to $23.1 million from $17.5 million in 1998. The increase was primarily due to accruals for bonuses, which programs, and the inclusion of the costs for the re-engineering program. Unallocated corporate expenses decreased to $17.5 million in 1998 from $18.0 million, which included $4.2 million of the 1997 fourth quarter charge. The 1997 charge was primarily for severance costs associated with corporate downsizing. The 1998 increase, excluding the charge, reflects the addition of a corporate president and spending on development of marketing initiatives.

In both 1999 and 1998, 85 percent of sales, and 97 percent of the Company's operating profit was generated by international operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

COSTS AND EXPENSES. The cost of products sold in relation to sales was 35.0 percent, 37.5 percent, and 38.6 percent in 1999, 1998, and 1997, respectively. All areas reported improved ratios in 1999 primarily due to the sale of a greater proportion of high-margin products, and lower manufacturing costs. Europe's cost of products sold improved only slightly due to lower sales volumes in Germany. The improvement in the ratio in 1998 reflects lower costs from higher production and sales in the United States, as well as the sale of a greater proportion of high-margin products, and the absence of the 1997 charge. Partially offsetting these factors was the impact of lower capacity utilization in certain plants in Latin America. Delivery, sales, and administrative expense as a percentage of sales was 51.4 percent, 51.9 percent, and 50.5 percent in 1999, 1998, and 1997, respectively. The decrease in 1999 expenses exceeded the sales decrease, while the expenses in 1998 decreased from 1997, but not to as great an extent as sales.

TAX RATE. The effective tax rate for 1999, 1998, and 1997, was 23.5 percent,
24.5 percent, and 26.0 percent, respectively. The 1999 and 1998 rate decreases are the result of the benefit of much lower foreign effective rates only partially offset by the absence of a reduction in a valuation allowance against federal deferred tax assets.

NET INTEREST. The Company had $20.9 million of net interest expense in 1999, compared with $22.7 million in 1998, and $17.8 million in 1997. The 1999 decrease resulted from carrying a higher proportion of debt offshore, and from shifting the offshore debt to lower cost countries. The 1998 increase resulted from a higher level of borrowing to fund the repurchase of 5 million of the Company's shares in 1997 and the first half of 1998, which was only partially offset by lower 1998 interest rates on variable-rate borrowing.


REGIONAL RESULTS 1999 VS. 1998

                                                                                                     Positive
                                                                     Increase                      (negative)
                                                                    (decrease)        Restated(a)     foreign     Percent of total
                                                                -----------------       increase     exchange     ----------------
(Dollars in millions)                 1999           1998        Dollar   Percent      (decrease)      impact      1999      1998
------------------------------------------      ---------       -------   -------     -----------  ----------     ------    ------
Sales
  Europe                         $   489.1      $   518.7       $ (29.6)       (6)%        (1)%       $ (23.9)       47%       48%
  Asia Pacific                       242.3          211.5          30.8        15           4            20.8        23        20
  Latin America                      154.2          186.8         (32.6)      (18)         (9)          (16.6)       15        17
  United States                      158.2          165.8          (7.6)       (5)         (5)             na        15        15
                                 ---------      ---------       -------                               -------       ---       ---
                                 $ 1,043.8      $ 1,082.8       $ (39.0)       (4)%        (2)%       $ (19.7)      100%      100%
                                 =========      =========       =======                     =         =======       ===       ===

Operating profit (loss)
  Europe                         $   110.7      $   123.9       $ (13.2)      (11)%        (7)%       $  (5.2)       68%       94%
  Asia Pacific                        35.0           20.2          14.8        73          49             3.3        22        15
  Latin America                       12.0          (16.4)         28.4        nm          nm             1.7         7        nm
  United States                        4.7            4.0           0.7        17          17              na         3         3
                                 ---------      ---------       -------                               -------       ---       ---
                                 $   162.4      $   131.7       $  30.7        23%         23%        $  (0.2)      100%       nm
                                 =========      =========       =======                               =======       ===       ===

a. 1999 actual compared with 1998 translated at 1999 exchange rates.

nm - Not meaningful.

na - Not applicable.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

EUROPE

The sales decline in Europe was primarily due to lower sales volume in Germany, which was driven by the impact of new social security tax legislation. The United Kingdom and Scandinavia also had lower sales volumes. Offsetting these declines was a significant sales increase in France in addition to improvement in Italy. The German market had sequential sales improvements in the fourth quarter, due primarily to recruiting programs that had a positive impact on the sales force trends. The Company expects the impact of this legislation to have been mitigated by the end of the first half of 2000. Germany is the Company's largest market with sales of $209.2 million in 1999 compared with $241.2 million in 1998. Foreign exchange had a $9.4 million negative impact on the comparison. The German market also accounts for a substantial portion of Europe's operating profit. The decrease in the area's operating profit primarily reflected the lower sales level along with higher operating expense partially offset by a slightly higher gross margin percentage. Operating expenses in Germany increased in 1999 due to the reimbursement of a portion of the social security tax, as well as higher promotion expenses to stimulate sales growth.

ASIA PACIFIC

Asia Pacific led the areas with a 4-percent increase in sales and a 49-percent increase in operating profit, excluding the favorable impact of exchange rates. The sales increase was primarily due to improvements in Korea, Australia, Indonesia, the Philippines, and India, which was driven by an increase in the total sales force as a result of successful recruiting programs in addition to the economic recovery in Korea. Partially offsetting this improvement was a decline in Japan. Economic factors and a less active sales force contributed to the decline in Japan, although there was improvement in the fourth quarter. The improvement in the area's operating profit was due to the focus on cost reduction measures and higher sales volumes in addition to smaller losses in China and India. Currencies throughout the region strengthened in comparison with the U.S. dollar.

LATIN AMERICA

In local currency, Latin American sales decreased 9 percent as declines in Venezuela, Argentina, and Brazil offset improved performance in Mexico. These declines were due to a smaller sales force resulting mainly from the decision to significantly reduce the number of distributors in those markets in order to enhance the opportunity for profitability of those remaining. The improvement in Mexico was primarily due to price increases. Operating profits improved significantly to $12.0 million profit versus a $16.4 million operating loss. The increase was due to cost reductions, a higher gross margin percentage, and lower promotion expenses. The impact of foreign exchange on the sales comparisons reflects weakness in the Brazilian real as well as the Mexican peso.

UNITED STATES

The 5-percent sales decrease for the year was primarily the result of a smaller sales force reflecting the difficulty of recruiting and motivating consultants in a full employment environment. This factor was somewhat mitigated by further improvements in sales force productivity and by sales through the integrated direct access channels (IDA), which is a convergence of our core party plan business with kiosks, the Internet, television sales, and direct mail, which will begin later in 2000. In the fourth quarter, IDA, mainly kiosks, accounted for 7 percent of U.S. sales. The Company expects to continue to develop its IDA channels. Higher operating profit was primarily driven by improved gross margin percentages, reflecting a more favorable mix of sales and a modest price increase. A decrease in operating expenses partially offset by an increase in promotional spending associated with additional recruiting programs also contributed to the increase.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

REGIONAL RESULTS 1998 VS. 1997


                                                                 Increase                           Negative
                                                                (decrease)          Restated(a)      foreign     Percent of total
                                                          ---------------------       increase      exchange     ----------------
(Dollars in millions)            1998          1997         Dollar      Percent      (decrease)       impact     1998        1997
-------------------------------------     ---------       --------      -------     ----------     ---------     ----        ----
Sales
  Europe                    $   518.7     $   546.6       $  (27.9)          (5)%           (3)%     $ (11.6)      48%         44%
  Asia Pacific                  211.5         279.0          (67.5)         (24)            (8)        (49.4)      20          23
  Latin America                 186.8         247.2          (60.4)         (24)           (24)         (2.5)      17          20
  United States                 165.8         156.5            9.3            6              6            na       15          13
                            ---------     ---------       --------                                   -------      ---         ---
                            $ 1,082.8     $ 1,229.3       $ (146.5)         (12)%           (7)%     $ (63.5)     100%        100%
                            =========     =========       ========                                   =======      ---         ---

Operating profit (loss)
  Europe                    $   123.9     $   144.6       $  (20.7)         (14)%          (13)%     $  (1.8)      94%         99%
  Asia Pacific                   20.2          37.2          (17.0)         (46)           (25)        (10.3)      15          25
  Latin America                 (16.4)         (5.7)(b)      (10.7)          --             --          (0.2)      nm          nm
  United States                   4.0         (29.5)(b)       33.5           nm             nm            na        3          nm
                            ---------     ---------       --------                                   -------      ---         ---
                            $   131.7     $   146.6       $  (14.9)         (10)%           (2)%     $ (12.3)      nm          nm
                            =========     =========       ========                                   =======      ---         ---

a.       1998 actual compared with 1997 translated at 1998 exchange rates.

b. Includes charge: $22.2 million in Latin America, primarily for bad debt expense in Brazil; and $16.0 million in the United States, primarily for inventory obsolescence.

nm - Not meaningful.

na - Not applicable.



EUROPE

Europe's sales decrease was primarily the result of lower volume in Germany. Italy and Scandinavia also had lower sales volume, while several of the smaller markets had increases. During the second half, Germany continued to face the impact of a smaller active sales force following an ineffective recruiting promotion in the second quarter; however, the year-over-year gap in the active sales force decreased through the fourth quarter. German sales were $241.2 million in 1998 and $260.8 million in 1997. Foreign exchange had a $3.3 million negative impact on the comparison. The decrease in the area's operating profit primarily reflected the lower sales level along with a slightly lower gross margin percentage and slightly higher operating expenses. The area's profitability benefited from improvements in the United Kingdom and France as spending in these markets was reduced in 1998 while sales were about even with 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

ASIA PACIFIC

Excluding the negative impact of foreign exchange that related to currencies throughout the region, the sales decline in Asia Pacific was primarily due to lower volume in Japan and Korea. Difficult economic conditions seriously curtailed consumers' purchasing power in the Asian markets. The Philippines had a strong sales increase resulting from good recruiting results and success in increasing the activity level of the sales force. The emerging markets of Indonesia and India had sharply higher sales off of low bases. Throughout the region, other than in Japan, 1998 sales force recruiting was very strong, which is a key focus in struggling economies where the Tupperware earnings opportunity is particularly appealing. The decrease in operating profit was attributable to the lower sales along with operating expenses running at a higher percentage of sales in 1998 than in 1997. While the dollar amount of operating expense decreased, since a portion of these costs does not vary directly with sales volume, they decreased at a lower rate than sales.

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

The 1998 operating loss versus the $16.5 million operating profit in 1997 before the charge reflects the impact of the lower sales volume, along with a lower gross margin from a lower level of production, and the impact of the Mexican peso devaluation. Through the end of 1998, the Company was accounting for the operations of Mexico as hyperinflationary. Consequently, the translation of balance sheet items impacted the income statement. Additionally, local currency sales were translated at less favorable rates, but the cost of the product sold was translated at rates in effect when the product was manufactured. Due to the relatively low inflation rate in Mexico from 1996 to 1998, as of the beginning of 1999, Mexico was no longer accounted for as hyperinflationary.

UNITED STATES

Sales in 1998 increased in spite of a smaller sales force as volume rose due to a significant sales force productivity improvement. The Company addressed the gap in the size of the sales force, which began to narrow in the second half of the year, with new initiatives in the sales force compensation and by updating the party. The 1998 operating profit versus the 1997 operating loss of $13.5 million before the charge reflected the impact of the higher sales; improvement in the gross margin percentage due to less sales discounting and higher plant capacity utilization; and lower operating expenses resulting from cost containment efforts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES. Working capital decreased to $61.3 million as of December 25, 1999, compared with $95.5 million as of December 26, 1998, and $103.3 million as of December 27, 1997. The current ratio was 1.2 to 1 at the end of 1999, and 1.3 to 1 at the end of 1998 and 1997. In 1999, working capital decreased from a lower level of net inventories reflecting the Company's reduction initiatives and the impact of a stronger dollar, and a higher current portion of long-term debt, partially offset by an increase in accounts receivable, primarily reflecting higher December 1999 sales in Europe compared with December 1998.

In 1998, working capital decreased from a lower level of net inventories, again reflecting the Company's reduction initiatives, as well as provisions for obsolescence, and a higher accounts payable balance. Also, whereas only a portion of the Company's borrowings that were current by their terms were classified as long-term debt as of the end of 1998, due to the Company's ability and intent to have them outstanding throughout the following year, at the end of 1997 all such borrowings were classified as long-term debt. These factors were offset primarily due to an increase in deferred tax assets as temporary differences grew, and lower taxes payable as a result of lower pretax earnings.

The Company has a $300.0 million unsecured multicurrency credit facility that expires on August 8, 2002, and $280.0 million of foreign uncommitted lines of credit. As of December 25, 1999, the Company had $260.0 million available under the multicurrency credit facility and $211.0 million available under the foreign lines of credit. The multicurrency credit facility, the foreign uncommitted lines of credit, and cash generated by operating activities are expected to be adequate to finance any additional working capital needs and capital expenditures. The total debt-to-capital ratio at the end of 1999 was 66.8 percent compared with 70.1 percent at the end of 1998.

OPERATING ACTIVITIES. Cash provided by operating activities was $113.0 million in 1999, compared with $118.1 million in 1998, and $161.8 million in 1997. The 1999 decrease in cash flow reflects a smaller decrease in inventories, and an increase in accounts receivable, partially offset by an increase in net income and cash taxes in excess of the effective tax rate to a lower extent than in 1998. Cash flow in 1999 reflects the payment of $11.1 million of re-engineering costs. The 1998 decrease in cash flow reflects lower earnings, a smaller decrease in working capital, and cash taxes in excess of the effective tax rate to a larger extent than in 1997.

INVESTING ACTIVITIES. For 1999, 1998, and 1997, respectively, capital expenditures totaled $40.9 million, $46.2 million, and $67.5 million. The most significant individual component of capital spending was new molds. The steadily decreasing level of overall expenditures reflects lower spending on plant and equipment in light of the Company's sales decreases. Capital expenditures are expected to be between $45 million and $50 million in 2000.

In 1998, the Company sold its Halls, Tennessee, distribution center for $10.6 million in notes receivable. The notes are due through 2004, with the majority due under a balloon payment to be received in the final year. There was no significant income statement impact from the sale.

DIVIDENDS. During 1999, 1998, and 1997, the Company paid dividends of $0.88 per share of common stock totaling $50.7 million, $51.6 million, and $54.2 million, respectively.

SUBSCRIPTION RECEIVABLE. On November 30, 1998, the Company made a non-recourse, non-interest bearing loan of $7.7 million (the loan) to its chairman and chief executive officer (chairman), the proceeds of which were used by the chairman to buy in the open market 400,000 shares of the Company's common stock (the shares). The shares are pledged to secure the repayment of the loan. The loan has been recorded as a subscription receivable and is due November 12, 2006, with voluntary prepayments permitted subsequent to November 12, 2002. Ten percent of any annual cash bonus award will be applied against the balance of the loan. As the loan is reduced by voluntary payments after November 12, 2002, the lien against the shares will be reduced. The subscription receivable will be reduced as payments are received.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

SHARE REPURCHASES. In 1998 and 1997, respectively, the Company repurchased 3.5 million and 1.5 million shares in the open market, completing its share repurchase program announced in 1996, for a cost of $150.2 million, or an average of $30 per share.

YEAR 2000 ISSUES

The Company studied the "Year 2000" issues affecting its information technology systems, its non-information technology systems, and its issues with third-party companies and other significant suppliers, and implemented a plan to address them. Year 2000 issues have not had a material adverse effect on the Company's operations. The cost of addressing its Year 2000 issues was approximately $5.3 million. These costs have not had a material effect on the Company's financial position or results of operations in any one period in part because they represent the re-deployment of existing information technology resources, and because they would have been incurred as part of normal software upgrades and replacements.

Due to the Company's extensive foreign operations, it is exposed to Year 2000 issues related to the infrastructures of the countries where these operations are located; however, the Company is not aware of any specific issues that have not been addressed through implementation of its plan. Although the Company believes that it successfully avoided any significant disruption from the Year 2000 issue, it will continue to monitor all critical systems for the appearance of delayed complications or disruptions, problems relating to the leap year, and problems encountered through suppliers, customers, and other third parties with whom the Company deals.

EURO IMPLEMENTATION

On January 1, 1999, several European countries that are members of the European Monetary Union replaced their respective currencies with one common currency -- the euro. To date there has been no significant impact from the adoption of the euro, and none is expected. The incremental cost to the Company of addressing the euro conversion has not been material.

IMPACT OF INFLATION

Inflation as measured by consumer price indexes has continued at a low level in most of the countries in which the Company operates.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Following is a listing of the Company's outstanding derivative financial instruments as of December 25, 1999, and December 26, 1998:

FORWARD CONTRACTS                                         1999                                  1998
-----------------                            -------------------------------      ---------------------------------
                                                                    Weighted                               Weighted
                                                                     average                                average
                                                                    contract                               contract
                                                                     rate of                                rate of
(Dollars in millions)                             Buy     Sell      exchange          Buy        Sell      exchange
-----------------------------------------------------   ------     ---------      -------     -------     ---------
Euro with U.S. dollars                       $   70.2   $             1.0340      $           $
German marks with U.S. dollars                   24.4                 1.9333
Swiss francs with U.S. dollars                   21.1                 1.5677         20.8                    1.3254
Japanese yen with U.S. dollars                   19.2               101.3265
Mexican pesos with U.S. dollars                  17.5                 9.5463
Philippine pesos with U.S. dollars               13.6                40.9280         12.7                   39.4400
Australian dollars with U.S. dollars             12.7                 0.6457          6.1                    0.6229
Singapore dollars with U.S. dollars               4.8                 1.6688
Canadian dollars with U.S. dollars                3.9                 1.4718
Greek drachma with U.S. dollars                   3.1               324.9300
Austrian shillings with U.S. dollars              0.1                13.5885          8.7                   11.6527
Belgian francs with U.S. dollars                                                     82.0                   33.8132
French francs with U.S. dollars                                                      36.0                    5.4611
Portuguese escudos with U.S. dollars                                                 17.9                  167.9783
Italian lira with U.S. dollars                                                        7.2                1,635.2500
Netherlands guilders with U.S. dollars                                                6.6                    1.8462
Mexican pesos for U.S. dollars                            21.3       10.3200
Swiss francs for U.S. dollars                             19.3        1.5631                     18.4        1.3620
Japanese yen for U.S. dollars                             17.5      101.8794                     10.1      116.6352
Euro for U.S. dollars                                      4.6        1.0470
German marks for U.S. dollars                              4.2        1.9368                     19.1        1.6565
Belgian francs for U.S. dollars                                                                  29.8       36.0269
French francs for U.S. dollars                                                                   16.3        5.9456
Spanish pesetas for U.S. dollars                                                                 13.7      140.3850
Portuguese escudos for U.S. dollars                                                               7.5      181.2634
Hong Kong dollars for U.S. dollars                                                                5.5        7.7551
Other currencies                                 16.1      7.6       various          7.2         9.5       various
                                             --------   ------                    -------     -------
                                             $  206.7   $ 74.5                    $ 205.2     $ 129.9
                                             ========   ======                    =======     =======

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


CROSS-CURRENCY INTEREST RATE SWAPS              1999                              1998
----------------------------------    ---------------------------        -------------------------
(Dollars in millions)                                    Weighted                         Weighted
                                                          average                          average
                                      Amount at     contract rate        Amount at   contract rate
Currency owed                         inception       of exchange        inception     of exchange
-----------------------------------------------     -------------        ---------   -------------
Euro                                     $ 65.5            1.0650          $
Japanese yen                               14.2          141.3300             14.2        141.3300
Swiss francs                               10.0            1.5000             11.1          1.3539
Belgian francs                                                                44.2         33.9250
French francs                                                                 27.2          5.5075
Portuguese escudos                                                            11.9        168.3600
Netherlands guilders                                                           5.4          1.8550
                                         ------                            -------
   Total                                 $ 89.7                            $ 114.0
                                         ======                            =======


The Company's derivative financial instruments at December 25, 1999, and December 26, 1998, consisted solely of the financial instruments summarized above. All of the contracts mature within 12 months. Related to the forward contracts, the "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, all translated at the year-end market exchange rates for the U.S. dollar. The Company's open forward contracts as of December 26, 1998, included approximately $60 million of contracts to sell foreign currencies, which were initially entered into to hedge a portion of the Company's foreign net investments. All forward contracts open as of the end of 1999 are hedging cross-currency intercompany loans that are not permanent in nature or firm purchase commitments. As of the end of fiscal 1999, under the cross currency interest rate swaps, the Company was to receive interest at a weighted average rate of 5.9 percent and was obligated to pay interest at a weighted average rate of 2.4 percent.

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

CONSOLIDATED STATEMENT OF INCOME

                                                                                   Year Ended
                                                                  --------------------------------------------
(In millions, except per share amounts)                           Dec. 25, 1999   Dec. 26, 1998  Dec. 27, 1997
-------------------------------------------------------------------------------   -------------  -------------
Net sales                                                         $     1,043.8   $     1,082.8  $     1,229.3
                                                                  -------------   -------------  -------------
Costs and expenses:
  Cost of products sold                                                   365.1           406.3          473.9
  Delivery, sales, and administrative expense                             536.8           562.3          620.7
  Interest expense                                                         23.0            24.8           24.1
  Interest income                                                          (2.1)           (2.1)          (6.3)
  Re-engineering charge                                                    15.1              --             --
  Other expense, net                                                        2.6              --            6.1
                                                                  -------------   -------------  -------------
   Total costs and expenses                                               940.5           991.3        1,118.5
                                                                  -------------   -------------  -------------
Income before income taxes                                                103.3            91.5          110.8
Provision for income taxes                                                 24.3            22.4           28.8
                                                                  -------------   -------------  -------------
Net income                                                        $        79.0   $        69.1  $        82.0
                                                                  =============   =============  =============
Net income per common share:
  Basic                                                           $        1.37   $        1.19  $        1.34
                                                                  =============   =============  =============
  Diluted                                                         $        1.37   $        1.18  $        1.32
                                                                  =============   =============  =============

See Notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET


(Dollars in millions, except per share amounts)                                                    Dec. 25, 1999     Dec. 26, 1998
----------------------------------------------------------------------------------------------------------------     -------------
ASSETS
Cash and cash equivalents                                                                          $        24.4     $        23.0
Accounts receivable, less allowances of $22.5 million in 1999 and $32.7 million in 1998                    114.4              92.3
Inventories                                                                                                136.7             157.1
Deferred income tax benefits                                                                                48.5              55.5
Prepaid expenses and other                                                                                  46.5              57.7
                                                                                                   -------------     -------------
   Total current assets                                                                                    370.5             385.6
                                                                                                   -------------     -------------
Deferred income tax benefits                                                                               107.9              84.7
Property, plant, and equipment, net                                                                        242.9             271.0
Long-term receivables, net of allowances of $28.0 million in 1999 and $41.4 million in 1998                 34.2              40.3
Other assets                                                                                                40.6              41.8
                                                                                                   -------------     -------------
   Total assets                                                                                    $       796.1     $       823.4
                                                                                                   =============     =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                                                                   $        87.8     $        85.3
Short-term borrowings and current portion of long-term debt                                                 43.9              18.7
Accrued liabilities                                                                                        177.5             186.1
                                                                                                   -------------     -------------
   Total current liabilities                                                                               309.2             290.1
                                                                                                   =============     =============
Long-term debt                                                                                             248.5             300.1
Accrued post-retirement benefit cost                                                                        37.0              38.4
Other liabilities                                                                                           56.1              59.0
Commitments and contingencies (Note 11)
Shareholders' equity:
  Preferred stock, $0.01 par value, 200,000,000 shares authorized; none issued                                --                --
  Common stock, $0.01 par value, 600,000,000 shares authorized; 62,367,289 shares issued                     0.6               0.6
  Paid-in capital                                                                                           20.3              19.5
  Subscription receivable                                                                                   (7.7)             (7.7)
  Retained earnings                                                                                        484.0             457.2
  Treasury stock, 4,701,740 and 4,753,287 shares at cost in 1999, and 1998, respectively                  (140.2)           (142.0)
  Unearned portion of restricted stock issued for future service                                            (0.6)             (1.4)
  Accumulated other comprehensive loss                                                                    (211.1)           (190.4)
                                                                                                   -------------     -------------
   Total shareholders' equity                                                                              145.3             135.8
                                                                                                   =============     =============
   Total liabilities and shareholders' equity                                                      $       796.1     $       823.4
                                                                                                   =============     =============

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                                              Accumulated
                                                                                                                    other
                                                                                                                  compre-
(In millions, except per share amounts)    Common stock           Treasury stock                                  hensive    Compre-
--------------------------------------- -------------------     -------------------     Paid-in     Retained       income    hensive
                                        Shares      Dollars     Shares      Dollars     capital     earnings   (loss) (a)     income
                                        ------      -------     ------      -------     -------     --------   ----------    -------
December 28, 1996                         62.4      $  0.6          --      $   --      $ 19.1      $418.2      $(128.5)
Net income                                                                                            82.0                   $ 82.0
Other comprehensive loss:
  foreign currency translation
  adjustments, net of tax
  provision of $5.0 million                                                                                       (62.4)      (62.4)
                                                                                                                             ------
Comprehensive income                                                                                                         $ 19.6
                                                                                                                             ======
Distribution of equity of the
  Company to Premark's
  shareholders                                                                                        (2.7)
Cash dividends declared
  ($0.88 per share)                                                                                  (53.9)
Purchase of treasury stock                                         1.5       (57.6)
Stock issued for incentive
  plans and related tax benefits                                  (0.1)        3.6         0.4        (2.2)
                                        ------      ------      ------      ------      ------       -----      ------
December 27, 1997                         62.4         0.6         1.4       (54.0)       19.5       441.4      (190.9)
Net income                                                                                            69.1                   $ 69.1
Other comprehensive income:
  foreign currency translation
  adjustments, net of tax
  benefit of $3.7 million                                                                                          0.5          0.5
                                                                                                                             ------
Comprehensive income                                                                                                         $ 69.6
                                                                                                                             ======
Cash dividends declared
  ($0.88 per share)                                                                                  (50.9)
Purchase of treasury stock                                         3.5       (93.1)
Stock issued for incentive
  plans and related tax benefits                                  (0.1)        5.1                    (2.4)
                                        ------      ------      ------     -------      ------       ------    -------
December 26, 1998                         62.4         0.6         4.8      (142.0)       19.5       457.2      (190.4)
                                        ======      ======      ======     =======      ======       ======    =======

(continued on following page)

a. Represents foreign currency translation adjustments.

See Notes to the Consolidated Financial Statements.


                                                                                                              Accumulated
                                                                                                                    other
                                                                                                                  compre-
(In millions, except per share amounts)     Common stock          Treasury stock                                  hensive   Compre-
-----------------------------------------------------------     ------------------      Paid-in     Retained       income   hensive
                                        Shares      Dollars     Shares     Dollars      capital     earnings    (loss) (a)   income
                                        ------      -------     ------     -------      -------     --------  ------------  -------
Net income                                                                                            79.0                   $ 79.0
Other comprehensive loss:
  foreign currency translation
  adjustments, net of tax
  provision of $4.2 million                                                                                       (20.7)      (20.7)
                                                                                                                -------      ------
Comprehensive income                                                                                                         $ 58.3
                                                                                                                             ======
Cash dividends declared
  ($0.88 per share)                                                                                  (50.7)
Stock issued for incentive
  plans and related tax benefits                                  (0.1)        1.8         0.8        (1.5)
                                        ------      ------      ------     -------      ------      ------      -------
December 25, 1999                         62.4      $  0.6         4.7     $(140.2)     $ 20.3      $484.0      $(211.1)
                                        ======      ======      ======     =======      ======      ======      =======

a. Represents foreign currency translation adjustments.

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                                                      Year Ended
                                                                                      --------------------------------------------

(In millions)                                                                         Dec. 25, 1999  Dec. 26, 1998   Dec. 27, 1997
----------------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES:

Net income                                                                              $  79.0         $  69.1         $  82.0
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation                                                                             55.6            64.0            66.1
  Loss on sale of assets                                                                    3.3             3.4             2.7
  Foreign exchange loss (gain), net                                                         0.1            (0.6)            1.2
  Non-cash impact of re-engineering charge                                                  3.1              --              --
Changes in assets and liabilities:
  (Increase) decrease in accounts and notes receivable                                    (30.1)            2.2            15.5
  Decrease in inventories                                                                   9.1            29.8            44.7
  Increase (decrease) in accounts payable and accrued liabilities                           6.0            (1.8)          (13.6)
  Increase (decrease) in income taxes payable                                               0.6           (27.9)            5.1
  Increase in net deferred income taxes                                                   (17.7)          (15.1)          (33.2)
  Other, net                                                                                4.0            (5.0)           (8.7)
                                                                                        -------         -------         -------
  Net cash provided by operating activities                                               113.0           118.1           161.8

INVESTING ACTIVITIES:
Capital expenditures                                                                      (40.9)          (46.2)          (67.5)
                                                                                        -------         -------         -------

FINANCING ACTIVITIES:
Dividend payments to shareholders                                                         (50.7)          (51.6)          (54.2)
Payments to acquire treasury stock                                                           --           (93.1)          (57.1)
Proceeds from exercise of stock options                                                     0.6             1.4             3.4
Issuance of subscription receivable                                                          --            (7.7)             --
Net (decrease) increase in short-term debt                                                (23.2)           80.9           (14.8)
Proceeds from issuance of long-term debt                                                     --              --            15.0
                                                                                        -------         -------         -------
  Net cash used in financing activities                                                   (73.3)          (70.1)         (107.7)
                                                                                        -------         -------         -------
Effect of exchange rate changes on cash and cash equivalents                                2.6            (0.9)          (17.5)
                                                                                        -------         -------         -------
Net increase (decrease) in cash and cash equivalents                                        1.4             0.9           (30.9)
Cash and cash equivalents at beginning of year                                             23.0            22.1            53.0
                                                                                        -------         -------         -------
Cash and cash equivalents at end of year                                                $  24.4         $  23.0         $  22.1
                                                                                        =======         =======         =======

See Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Tupperware Corporation and all of its subsidiaries (Tupperware, the Company). All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on the last Saturday of December.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 25, 1999, and December 26, 1998, $8.3 million and $6.8 million, respectively, of the cash and cash equivalents included on the consolidated balance sheet were held in the form of time deposits or certificates of deposit.

INVENTORIES. Inventories are valued at the lower of cost or market. Inventory cost includes cost of raw material, labor, and overhead. Domestic inventories, approximately 17 percent and 16 percent of total inventories, at December 25, 1999, and December 26, 1998, respectively, are valued on the last-in, first-out (LIFO) cost method. The first-in, first-out (FIFO) cost method is generally used for the remaining inventories. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $11.9 million and $13.7 million higher at the end of 1999 and 1998, respectively.

INTERNAL USE SOFTWARE DEVELOPMENT COSTS. The Company capitalizes internal use software development costs as they are incurred and amortizes such costs over their estimated useful lives of three years beginning when the software is placed in service.

PROPERTY AND DEPRECIATION. Properties are initially stated at cost. Depreciation is determined on a straight-line basis over estimated useful lives. Generally, the estimated useful lives are 10 to 45 years for buildings and improvements and 3 to 20 years for machinery and equipment. Upon the sale or retirement of property, plant, and equipment, a gain or loss is recognized. If the carrying value of an asset, including associated intangibles, exceeds the sum of estimated undiscounted future cash flows, then an impairment loss is recognized for the difference between estimated fair value and carrying value. Expenditures for maintenance and repairs are charged to expense.

REVENUE RECOGNITION. Revenue is recognized when product is shipped.

ADVERTISING AND RESEARCH AND DEVELOPMENT COSTS. Advertising and research and development costs are charged to expense as incurred. Advertising expense totaled $8.7 million, $7.2 million, and $6.2 million in 1999, 1998, and 1997, respectively. Research and development costs totaled $12.3 million, $13.8 million, and $12.8 million, in 1999, 1998, and 1997, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company measures compensation expense for employee and director stock options as the aggregate difference between the market and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the purchase price are known. Compensation expense associated with restricted stock grants is equal to the market value of the shares on the date of grant and is recorded pro rata over the required holding period. Pro forma information relating to the fair value of stock-based compensation is presented in Note 9 to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS




INCOME TAXES. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets also are recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment includes anticipating future income.

NET INCOME PER COMMON SHARE. The financial statements include "basic" and "diluted" per share information. Basic per share information is calculated by dividing net income by the weighted average number of shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock on both net income and the weighted average number of shares outstanding. The weighted average number of shares used in the basic earnings per share computations were 57.5 million,58.2 million, and 61.3 million, in 1999, 1998, and 1997, respectively. The only difference in the computation of basic and diluted earnings per share is the inclusion of 0.4 million in 1999 and 0.5 million in 1998 and 1997 of shares of potential common stock. The Company's potential common stock consists of employee and director stock options and restricted stock.

DERIVATIVE FINANCIAL INSTRUMENTS. The Company uses derivative financial instruments, principally cross-currency interest rate swaps and over-the-counter forward exchange contracts with major international financial institutions, to offset the effects of exchange rate changes on net investments in certain foreign subsidiaries, certain firm purchase commitments, and certain inter-company loan transactions. Gains and losses on instruments designated as hedges of net investments in a foreign subsidiary or intercompany transactions that are permanent in nature are accrued as exchange rates change, and are recognized in shareholders' equity, along with any points on forward exchange contracts, as foreign currency translation adjustments. The net interest differential on cross-currency interest rate swaps is included within interest expense. Gains and losses on contracts designated as hedges of intercompany transactions that are not permanent in nature are accrued as exchange rates change and are recognized in income. Gains and losses on contracts designated as hedges of identifiable foreign currency firm commitments are deferred and included in the measurement of the related foreign currency transaction. Contracts hedging non-permanent intercompany transactions and identifiable foreign currency firm commitments are held to maturity.

In 1999, the Financial Accounting Standards Board (FASB) amended the effective date for Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities" to fiscal years beginning after June 30, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation of the hedge exposure. Depending on how the hedge is used and the designation, the gain or loss due to changes in the fair value is reported either in earnings or in other comprehensive income. Adoption of the statement, which is required for the Company's year 2001 financial statements, will have no significant impact on the accounting treatment related to the hedging programs the Company has undertaken.

FOREIGN CURRENCY TRANSLATION. Results of operations for foreign subsidiaries are translated into U.S. dollars using the average exchange rates during the year. The assets and liabilities of those subsidiaries, other than those of operations in highly inflationary countries, are translated into U.S. dollars using the exchange rates at the balance sheet date. The related translation adjustments are "Accumulated other comprehensive income." Foreign currency transaction gains and losses, as well as translation of financial statements of subsidiaries in highly inflationary countries, are included in income.

SUBSCRIPTION RECEIVABLE. On November 30, 1998, the Company made a non-recourse, non-interest bearing loan of $7.7 million (the loan) to its chairman and chief executive officer (chairman), the proceeds of which were used by the chairman to buy in the open market 400,000 shares of the Company's common stock (the shares). The shares are pledged to secure the repayment of the loan. The loan has been recorded as a subscription receivable and is due November 12, 2006, with voluntary prepayments permitted subsequent to November 12, 2002. Ten percent of any annual cash bonus award to the chairman will be applied against the balance of the loan. As the loan is reduced by voluntary payments after November 12, 2002, the lien against the shares will be reduced. The subscription receivable will be reduced as payments are received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 2: RE-ENGINEERING PROGRAM

In July 1999, the Company announced a re-engineering program designed to improve operating profit return on sales over three years through improved organizational alignment, a higher gross margin percentage, and reduced operating expenses. In conjunction with implementing the first phase of this program, the Company recorded a $15.1 million pretax charge in the second quarter. In the fourth quarter, the Company also incurred $1.0 million of internal and external consulting costs associated with designing and executing the re-engineering projects, which are classified as "Delivery, sales, and administrative expense." The total cost was $12.3 million after tax.

The re-engineering charge falls in the following categories of expenditures and relates to activities in the Company's geographic segments as indicated below (in millions):

                                                          Severance         $   9.0        Europe            $   7.1
                                                          Asset write down      3.1        Asia Pacific          4.0
                                                          Other                 3.0        Latin America         4.0
                                                                            -------                          -------
                                                             Total          $  15.1            Total         $  15.1
                                                                            =======                          =======

The severance costs relate primarily to the approximately 200 employees whose positions are being eliminated as a result of the decision to close the Spanish and Argentine manufacturing plants and to restructure the Japanese manufacturing operation and the area headquarters in Europe and Asia Pacific. The asset write downs relate primarily to the plant closures. The expenses included in the other category are primarily for non-asset write down costs of exiting facilities and professional fees associated with accomplishing the re-engineering actions.

The liability balance as of December 25, 1999, was as follows (in millions):

Balance at December 26, 1998                                                                                  $    --
  Provision                                                                                                      15.1
  Cash expenditures:
    Severance                                                                                                    (9.0)
    Other                                                                                                        (2.1)
  Non-cash write downs                                                                                           (3.1)
                                                                                                              -------
Balance at December 25, 1999                                                                                  $   0.9
                                                                                                              =======




NOTE 3: INVENTORIES

(In millions)                                                                                      1999           1998
---------------------------------------------------------------------------------------------------------       --------
Finished goods                                                                                   $   66.0       $   74.5
Work in process                                                                                      27.9           31.7
Raw materials and supplies                                                                           42.8           50.9
                                                                                                 --------       --------
    Total inventories                                                                            $  136.7       $  157.1
                                                                                                 ========       ========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: PROPERTY, PLANT, AND EQUIPMENT

(In millions)                                           1999         1998
--------------------------------------------------------------     --------
Land                                                  $   12.5     $   12.5
Buildings and improvements                               173.2        182.9
Machinery and equipment                                  758.1        773.6
Construction in progress                                  10.3          3.9
                                                      --------     --------
  Total property, plant, and equipment                   954.1        972.9
Less accumulated depreciation                           (711.2)      (701.9)
                                                      --------     --------
  Property, plant, and equipment, net                 $  242.9     $  271.0
                                                      ========     ========


In 1998, the Company sold its Halls, Tennessee, distribution center for $10.6 million in notes receivable. As of December 25, 1999, the outstanding receivable notes were $10.3 million. The notes are due through 2004, with the majority due under a balloon payment to be received in the final year. There was no significant income statement impact from the sale.

NOTE 5: ACCRUED LIABILITIES

(In millions)                                           1999         1998
--------------------------------------------------------------     --------
Compensation and employee benefits                    $   55.1     $   51.3
Advertising and promotion                                 33.8         31.1
Taxes other than income taxes                             18.3         22.0
Other                                                     70.3         81.7
                                                      --------     --------
  Total accrued liabilities                           $  177.5     $  186.1
                                                      ========     ========

NOTE 6: FINANCING ARRANGEMENTS

DEBT

Debt consists of the following:

(In millions)                                           1999         1998
--------------------------------------------------------------     --------
6.84% Series Notes due 2000                           $   15.0     $   15.0
7.05% Series Notes due 2003                               15.0         15.0
7.25% Notes due 2006                                     100.0        100.0
Short-term borrowings                                    161.9        187.3
Other                                                      0.5          1.5
                                                      --------     --------
                                                         292.4        318.8
Less current portion                                     (43.9)       (18.7)
                                                      --------     --------
  Long-term debt                                      $  248.5     $  300.1
                                                      ========     ========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars In millions)                                   1999         1998
---------------------------------------------------------------------------
Total short-term borrowings at year-end               $  161.9     $  187.3
Weighted average interest rate at year-end                 5.3%         4.7%
Average short-term borrowings during the year         $  217.6     $  197.2
Weighted average interest rate for the year                4.6%         5.7%
Maximum short-term borrowings during the year         $  258.5     $  240.8


The average borrowings and weighted average interest rates were determined using month-end borrowings and the interest rates applicable to them. Of total year-end borrowings at December 25, 1999, $40.0 million was under the Company's $300.0 million multicurrency financing facility (the $300 Million Facility) with a group of banks, and $52.9 million was through outstanding commercial paper. The remaining $69.0 million of short-term borrowings was from several banks, with $27.7 million in German marks, $15.7 million in Japanese yen, $14.5 million in Belgian francs, and $11.1 million in various other currencies. As of December 25, 1999, $133.0 million of the Company's outstanding borrowings that were due within one year by their terms were classified as non-current due to the Company's ability and intent that those borrowings be outstanding throughout 2000.

As of December 25, 1999, the Company had $471.0 million of unused lines of credit, including $260.0 million under the $300 Million Facility and $211.0 million available under $280.0 million of foreign uncommitted lines of credit. The $300 Million Facility supports the Company's commercial paper borrowing capability and expires on August 8, 2002. Interest paid on total debt in 1999, 1998, and 1997, was $21.6 million, $26.2 million, and $23.7 million, respectively.

The Company's debt agreements contain covenants that require the Company, among other things, to maintain liquidity amounts, net worth, and fixed charge coverage ratios, and limit debt to capital ratios.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short maturity or their insignificance, the carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities, short-term borrowings, and outstanding forward exchange contracts approximated their fair values at December 25, 1999, and December 26, 1998. The approximate fair value of the Company's $100.0 million of 7.25 percent notes due in 2006, determined through reference to market yields, was $92.5 million and $104.3 million as of December 25, 1999, and December 26, 1998, respectively. The fair value of the remaining long-term debt approximated its book value at the end of 1999 and 1998.

OPERATING LEASES

Rental expense for operating leases totaled $37.0 million in 1999, $36.7 million in 1998, and $40.5 million in 1997. Approximate minimum rental commitments under noncancelable operating leases with initial terms of more than one year, in effect at December 25, 1999, were: 2000 - $6.0 million; 2001 -
$4.0 million; 2002 - $3.3 million; 2003 - $2.5 million; 2004 - $0.6 million;
and after 2004 - $0.2 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DERIVATIVE FINANCIAL INSTRUMENTS

Following is a listing of the Company's outstanding derivative financial instruments as of December 25, 1999, and December 26, 1998:

FORWARD CONTRACTS                                                      1999                              1998
-----------------                                        -------------------------------    ----------------------------------
                                                                               Weighted                               Weighted
                                                                                average                                average
                                                                               contract                               contract
                                                                                rate of                                rate of
(Dollars in millions)                                        Buy       Sell    exchange        Buy       Sell         exchange
----------------------------------------------------------------   --------   ---------     ------    -------       ----------
Euro with U.S. dollars                                   $  70.2   $             1.0340     $         $
German marks with U.S. dollars                              24.4                 1.9333
Swiss francs with U.S. dollars                              21.1                 1.5677       20.8                      1.3254
Japanese yen with U.S. dollars                              19.2               101.3265
Mexican pesos with U.S. dollars                             17.5                 9.5463
Philippine pesos with U.S. dollars                          13.6                40.9280       12.7                     39.4400
Australian dollars with U.S. dollars                        12.7                 0.6457        6.1                      0.6229
Singapore dollars with U.S. dollars                          4.8                 1.6688
Canadian dollars with U.S. dollars                           3.9                 1.4718
Greek drachma with U.S. dollars                              3.1               324.9300
Austrian shillings with U.S. dollars                         0.1                13.5885        8.7                     11.6527
Belgian francs with U.S. dollars                                                              82.0                     33.8132
French francs with U.S. dollars                                                               36.0                      5.4611
Portuguese escudos with U.S. dollars                                                          17.9                    167.9783
Italian lira with U.S. dollars                                                                 7.2                  1,635.2500
Netherlands guilders with U.S. dollars                                                         6.6                      1.8462
Mexican pesos for U.S. dollars                                         21.3     10.3200
Swiss francs for U.S. dollars                                          19.3      1.5631                  18.4           1.3620
Japanese yen for U.S. dollars                                          17.5    101.8794                  10.1         116.6352
Euro for U.S. dollars                                                   4.6      1.0470
German marks for U.S. dollars                                           4.2      1.9368                  19.1           1.6565
Belgian francs for U.S. dollars                                                                          29.8          36.0269
French francs for U.S. dollars                                                                           16.3           5.9456
Spanish pesetas for U.S. dollars                                                                         13.7         140.3850
Portuguese escudos for U.S. dollars                                                                       7.5         181.2634
Hong Kong dollars for U.S. dollars                                                                        5.5           7.7551
Other currencies                                            16.1        7.6     various        7.2        9.5          various
                                                         -------   --------                -------    -------
                                                         $ 206.7   $   74.5                $ 205.2    $ 129.9
                                                         =======   ========                =======    =======

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CROSS-CURRENCY INTEREST RATE SWAPS                                 1999                               1998
----------------------------------                      ---------------------------        ---------------------------
(Dollars in millions)                                                      Weighted                           Weighted
                                                                            average                            average
                                                        Amount at     contract rate        Amount at     contract rate
Currency owed                                           inception       of exchange        inception       of exchange
-----------------------------------------------------------------     -------------        ----------    -------------
Euro                                                    $   65.6         1.0650            $
Japanese yen                                                14.2       141.3300                14.2          141.3300
Swiss francs                                                10.0         1.5000                11.1            1.3539
Belgian francs                                                                                 44.2           33.9250
French francs                                                                                  27.2            5.5075
Portuguese escudos                                                                             11.9          168.3600
Netherlands guilders                                                                            5.4            1.8550
                                                        --------                           --------
   Total                                                $   89.7                           $  114.0
                                                        ========                           ========


The Company's derivative financial instruments at December 25, 1999, and December 26, 1998, consisted solely of the financial instruments summarized above. All of the contracts mature within 12 months. Related to the forward contracts, the "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, all translated at the year-end market exchange rates for the U.S. dollar. The Company's open forward contracts as of December 26, 1998, included approximately $60 million of contracts to sell foreign currencies, which were initially entered into to hedge a portion of the Company's foreign net investments. All forward contracts open as of the end of 1999 are hedging cross-currency intercompany loans that are not permanent in nature or firm purchase commitments. As of the end of fiscal 1999, under the cross currency interest rate swaps, the Company was to receive interest at a weighted average rate of 5.9 percent and was obligated to pay interest at a weighted average rate of 2.4 percent.

The Company's theoretical credit risk for each derivative instrument is its replacement cost, but management believes that the risk of incurring credit losses is remote and that such losses, if any, would not be material. The Company also is exposed to market risk on its derivative instruments due to potential changes in foreign exchange rates; however, such market risk would be substantially offset by changes in the valuation of the underlying items being hedged. For all outstanding derivative instruments, the net accrued loss was $3.3 million and $7.5 million, at December 25, 1999 and December 26, 1998, respectively. The aggregate impact of all foreign currency transactions was not material to the Company's income.

NOTE 7: INCOME TAXES

For income tax purposes, the domestic and foreign components of income (loss) before taxes were as follows:

(In millions)                                                                               1999        1998         1997
------------------------------------------------------------------------------------------------    --------     --------
Domestic                                                                               $  (15.7)    $   24.5     $   59.9
Foreign                                                                                   119.0         67.0         50.9
                                                                                       --------     --------     --------
  Total                                                                                $  103.3     $   91.5     $  110.8
                                                                                       ========     ========     ========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The provision for income taxes was as follows:

(In millions)                                                                                       1999         1998        1997
--------------------------------------------------------------------------------------------------------        -----       -----
Current:
  Federal                                                                                          $ 8.7        $(2.1)      $(1.3)
  Foreign                                                                                           26.1         43.9        55.1
  State                                                                                              3.5          1.4         2.8
                                                                                                   -----        -----       -----
                                                                                                    38.3         43.2        56.6
                                                                                                   =====        =====       =====
Deferred:
  Federal                                                                                          (15.9)       (10.3)      (10.5)
  Foreign                                                                                            3.7         (9.3)      (16.1)
  State                                                                                             (1.8)        (1.2)       (1.2)
                                                                                                   -----        -----       -----
                                                                                                   (14.0)       (20.8)      (27.8)
                                                                                                   -----        -----       -----
  Total                                                                                            $24.3        $22.4       $28.8
                                                                                                   =====        =====       =====


The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate were as follows:

(In millions)                                                                                       1999         1998        1997
--------------------------------------------------------------------------------------------------------        -----       -----
Amount computed using statutory rate                                                               $36.1        $32.0       $38.8
Increase (reduction) in taxes resulting from:
  Net benefit from repatriating foreign earnings                                                    (0.3)       (22.0)      (22.7)
  Foreign income taxes                                                                             (11.5)        11.1        21.3
  Changes in valuation allowance for federal deferred tax assets                                      --           --       (10.0)
  Other                                                                                               --          1.3         1.4
                                                                                                   -----        -----       -----
   Total                                                                                           $24.3        $22.4       $28.8
                                                                                                   =====        =====       =====


In 1999, 1998, and 1997, the Company recognized $0.2 million, $0.6 million, and $0.3 million, respectively, of benefits for deductions associated with the exercise of employee stock options. These benefits were added directly to paid-in capital, and are not reflected in the provision for income taxes.

Deferred tax assets (liabilities) are composed of the following:

(In millions)                                                                                                    1999        1998
---------------------------------------------------------------------------------------------------------------------      ------
Depreciation                                                                                                   $ (8.7)     $ (8.9)
Deferred costs                                                                                                     --        (0.4)
Other                                                                                                            (2.9)       (3.4)
                                                                                                               ------      ------
  Gross deferred tax liabilities                                                                                (11.6)      (12.7)
                                                                                                               ------      ------
Credit carry forwards                                                                                            42.6        62.2
Fixed assets basis differences                                                                                   60.5        20.5
Employee benefits accruals                                                                                       21.0        18.0
Post-retirement benefits                                                                                         15.8        16.4
Inventory reserves                                                                                               17.3        16.3
Bad debt reserves                                                                                                 3.2         3.4
Computer leasing transactions                                                                                      --         3.1
Other accruals                                                                                                   33.8        34.5
                                                                                                               ------      ------
  Gross deferred tax assets                                                                                     194.2       174.4
                                                                                                               ======      ======
Valuation allowances                                                                                            (30.8)      (23.9)
                                                                                                               ------      ------
  Net deferred tax assets                                                                                      $151.8      $137.8
                                                                                                               ======      ======


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



At December 25, 1999, the Company had foreign net operating loss carry forwards of $113.2 million. Of the total net operating loss carry forwards, $60.7 million expire at various dates from 2000 to 2006, while the remainder have unlimited lives. During 1999, the Company recognized net benefits of $3.0 million related to foreign net operating loss carry forwards. Repatriation of foreign earnings would not result in a significant incremental cost to the Company. At December 25, 1999, and December 26, 1998, the Company had valuation allowances against certain deferred tax assets totaling $30.8 million and $23.9 million, respectively. These valuation allowances relate to tax assets in jurisdictions where it is management's best estimate that there is not a greater than 50 percent probability that the benefit of the assets will be realized in the associated tax returns. The likelihood of realizing the benefit of deferred tax assets is assessed on an ongoing basis. Consequently, future material changes in the valuation allowance are possible. The Company paid income taxes in 1999, 1998, and 1997, of $47.7 million, $65.3 million, and $50.5 million, respectively.

NOTE 8: RETIREMENT BENEFIT PLANS

PENSION PLANS. The Company has various pension plans covering substantially all domestic employees and certain employees in other countries. In addition to providing pension benefits, the Company provides certain post-retirement healthcare and life insurance benefits for selected U.S. and Canadian employees. Most employees and retirees outside the United States are covered by government healthcare programs. Employees may become eligible for these benefits if they reach normal retirement age while working for the Company and satisfy certain years of service requirements. The medical plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features, such as deductibles and coinsurance. The medical plans include an allowance for Medicare for post-65 retirees. The Company has the right to modify or terminate these plans.

The funded status of the plans was as follows:

                                                                        U.S. plans                            Foreign plans
                                                        ----------------------------------------------    --------------------
                                                         Pension benefits     Post-retirement benefits     Pension benefits
                                                        -----------------     ------------------------    --------------------
(In millions)                                           1999         1998         1999         1998         1999         1998
------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligations:
Beginning balance                                     $  29.9      $  25.7      $  41.0      $  38.1      $  64.1      $  57.0
  Service cost                                            1.2          1.1          0.4          0.3          2.7          3.0
  Interest cost                                           1.9          1.8          2.6          2.7          2.5          2.9
  Actuarial (gain) loss                                  (4.8)         2.6         (4.0)         2.5         (4.4)          --
  Benefits paid                                          (1.9)        (1.3)        (3.5)        (2.6)        (4.8)        (4.6)
  Impact of exchange rates                                 --           --           --           --         (1.5)         5.8
                                                      -------      -------      -------      -------      -------      -------
Ending balance                                           26.3         29.9         36.5         41.0         58.6         64.1
                                                      -------      -------      -------      -------      -------      -------
Change in plan assets at fair value:
Beginning balance                                        25.3         23.1           --           --         27.4         23.7
  Actual return on plan assets                            3.6          3.2           --           --          4.9          1.2
  Company contributions                                    --          0.3          3.5          2.8          2.1          4.2
  Plan participant contributions                           --           --           --           --          0.2          0.2
  Benefits paid                                          (1.8)        (1.3)        (3.5)        (2.6)        (4.8)        (4.6)
  Impact of exchange rates                                 --           --           --           --           --          2.7
                                                      -------      -------      -------      -------      -------      -------
Ending balance                                           27.1         25.3           --           --         29.8         27.4
                                                      -------      -------      -------      -------      -------      -------
Funded status of the plan                                 0.8         (4.6)       (36.5)       (41.0)       (28.8)       (36.7)
  Unrecognized actuarial (gain) loss                     (6.6)          --         (1.9)         2.1         (5.7)         1.8
  Unrecognized prior service benefit                     (0.1)        (0.1)        (1.7)        (1.8)        (0.2)          --
  Unrecognized net transaction (asset) liability         (0.1)        (0.2)          --           --          1.5          2.0
  Impact of exchange rates                                 --           --           --           --          0.5          0.6
                                                      -------      -------      -------      -------      -------      -------
Accrued benefit cost                                  $  (6.0)     $  (4.9)     $ (40.1)     $ (40.7)     $ (32.7)     $ (32.3)
                                                      =======      =======      =======      =======      =======      =======
Weighted average assumptions:
  Discount rate                                           7.8%         6.8%         7.8%         6.8%         4.5%         4.7%
  Return on plan assets                                   9.0          9.0          n/a          n/a          5.3          5.2
  Salary growth rate                                      6.0          6.0          n/a          n/a          2.5          2.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Plan assets consist primarily of equity securities and corporate and government bonds. At December 25, 1999, and December 26, 1998, the accumulated benefit obligations of certain pension plans exceeded those plans' assets. For those plans, the accumulated benefit obligations were $41.0 million and $70.7 million, and the fair value of those plans' assets as of December 25, 1999, and December 26, 1998, were $18.2 million and $42.5 million, respectively.

The costs associated with the plans were as follows:


(In millions)                                            Pension benefits                Post-retirement benefits
--------------------------------------------------------------------------------      ------------------------------
                                                   1999        1998        1997        1999        1998        1997
                                                  ------      ------      ------      ------      ------      ------
Components of net periodic benefit cost:
   Service cost                                   $  4.0      $  4.1      $  4.2      $  0.4      $  0.3      $  0.3
   Interest cost                                     4.5         4.7         4.8         2.6         2.7         2.7
   Actual return on plan assets                     (5.2)       (2.3)       (3.1)         --          --          --
   Net amortization and (deferral)                   2.4        (0.3)        0.7        (0.1)       (0.2)       (0.2)
                                                  ------      ------      ------      ------      ------      ------
     Net periodic benefit cost                    $  5.7      $  6.2      $  6.6      $  2.9      $  2.8      $  2.8
                                                  ======      ======      ======      ======      ======      ======

The assumed healthcare cost trend rate was 7 percent for the pre-65 plan and 6 percent for the post-65 plan for 1999. The pre-65 plan rate is assumed to decrease by one percentage point in 2000 when an ultimate level of 6 percent will be reached. For the post-65 plan the rate is assumed to remain at 6 percent. The healthcare cost trend rate assumption has a significant effect on the amounts reported. A one percentage point change in the assumed healthcare cost trend rates would have the following effects:

                                                                                 One percentage point
                                                                                ----------------------
(In millions)                                                                   Increase      Decrease
------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components                          $  0.3        $ (0.2)
Effect on post-retirement benefit obligation                                        3.3          (2.9)

The Company also has several savings, thrift, and profit-sharing plans. Contributions to these plans are based upon various levels of employee participation. The total cost of these plans was $3.8 million in 1999, $4.5 million in 1998, and $4.9 million in 1997.

NOTE 9: INCENTIVE COMPENSATION PLANS

INCENTIVE PLAN. Certain officers and other key employees of the Company participate in the Tupperware Corporation 1996 Incentive Plan (the Incentive
Plan). Annual and long-term performance awards and awards of options to purchase Tupperware shares and of restricted stock are made under the Incentive Plan. The total number of shares initially available for grant under the Incentive Plan was 6,100,000; however, that amount was increased to 7,600,000 as a result of Company repurchase of shares in 1997. Of the total number of shares available for grant, up to 300,000 may be used for restricted stock awards.

Other than for options on 405,500 shares granted in 1997, for which the exercise price is 10 percent greater than the grant-date market value of the shares, all options' exercise prices are equal to the underlying shares' grant-date market values. Outstanding options granted in 1997 and earlier and in 1999, which have exercise prices equal to the underlying shares' grant-date market value and options granted in 1998 on 339,000 shares, have vesting dates that are three years from the date of grant. The remainder of the options granted in 1998 vest ratably from the second through fifth anniversaries of the date of grant. Options that have exercise prices in excess of the grant-date market price will vest in three equal tranches if the price of the Company's stock exceeds $32.05, $36.05, and $40.05 per share for 45 of 60 consecutive trading days over the five-year period beginning on the date of grant. Outstanding restricted shares have initial vesting periods ranging from 1 to 5 years. All outstanding options have exercise periods that are 10 years from the date of grant. As of December 25, 1999, shares available for award under the Incentive Plan totaled 775,899, of which 70,844 could be granted in the form of restricted stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DIRECTOR PLAN. Under the Tupperware Corporation Director Stock Plan (Director
Plan), non-employee directors may elect to receive their annual retainers in the form of stock or stock options. Options granted to directors become exercisable on the last day of the fiscal year in which they are granted, have a term of 10 years, and have an exercise price that compensates for the foregone cash retainer. This amount and the value of stock grants on the date of award have been recognized as an expense by the Company. The number of shares initially available for grant under the Director Plan and the number of shares available as of December 25, 1999, were 300,000 and 205,076, respectively.

Earned performance awards of $9.3 million, $9.6 million, and $7.5 million are included in the consolidated statement of income for 1999, 1998, and 1997, respectively.

Stock option and restricted stock activity and information about stock options for the Incentive Plan and the Director Plan are summarized in the following tables:

                                                         Shares           Average
                                                     subject to      option price
Stock options                                            option         per share
----------------------------------------------------------------     ------------
Balance at December 28, 1996                           2,437,143       $    28.91
  Granted                                              1,090,000            25.24
  Canceled                                               (96,748)           36.98
  Exercised                                              (83,525)           15.91
                                                       ---------
Balance at December 27, 1997                           3,346,870            27.81
  Granted                                              1,975,402            19.43
  Canceled                                              (174,646)           32.84
  Exercised                                             (125,413)           11.65
                                                       ---------
Balance at December 26, 1998                           5,022,213            24.75
  Granted                                              1,434,650            18.62
  Canceled                                              (233,732)           29.78
  Exercised                                              (70,805)           11.42
                                                       ---------
Balance at December 25, 1999                           6,152,326            23.28
                                                       =========


                                                                           Shares
                                                          Shares    available for
Restricted stock                                     outstanding         issuance
----------------------------------------------------------------    -------------
Balance at December 28, 1996                             148,311          151,689
  Awarded                                                 20,329          (20,329)
  Canceled                                                (3,244)           3,244
  Vested                                                 (38,055)              --
                                                        --------          -------
Balance at December 27, 1997                             127,341          134,604
  Awarded                                                 59,760          (59,760)
  Canceled                                                (7,000)           7,000
  Vested                                                 (29,728)              --
                                                        --------          -------
Balance at December 26, 1998                             150,373           81,844
  Awarded                                                 11,000          (11,000)
  Canceled                                                    --               --
  Vested                                                (101,711)              --
                                                        --------          -------
Balance at December 25, 1999                              59,662           70,844
                                                        ========          =======

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTIONS OUTSTANDING
As of December 25, 1999

                                                Outstanding                              Exercisable
                                ------------------------------------------       ------------------------
                                                    Average        Average                        Average
                                                  remaining       exercise                       exercise
Exercise Price Range               Shares              life          price          Shares          price
-----------------------------------------         ---------       --------       ---------       --------
$ 4.84                             48,105               0.9       $   4.84          48,105        $  4.84
$ 9.53  -- $ 14.15                437,219               2.7          12.91         437,219          12.91
$ 14.50 -- $ 19.20              3,258,173               9.3          18.97          13,523          16.84
$ 20.00 -- $ 28.57              1,300,892               6.6          25.81         252,642          27.80
$ 30.25 -- $ 42.25              1,107,937               5.7          37.90       1,097,937          37.89
                                ---------                                        ---------
                                6,152,326               7.5          23.28       1,849,426          29.59
                                =========                                        =========

In addition, the Company granted an option on 150,000 shares in 1999 at the grant date market price of $18.75 per share under the Tupperware Corporation 2000 Incentive Plan (2000 Plan). This grant is subject to shareholder approval of the 2000 Plan at the Company's May 2000 annual meeting.

The Company uses the intrinsic value method of accounting for stock-based compensation. The Company has estimated the fair value of its option grants beginning with 1995. If these fair value estimates had been used to record compensation expense in the consolidated statement of income, net income would have been reduced by $4.5 million, $3.7 million, and $2.5 million, to $74.5 million, $65.3 million, and $79.5 million, or $1.29, $1.11, and $1.29 per diluted common share ($1.30, $1.12, and $1.30 per basic common share) in 1999, 1998, and 1997, respectively.

The fair value of the stock option grants was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 3.5 percent for 1999 grants, 3.0 percent for 1998 grants, and 2.0 percent for previous grants; expected volatility of 40.0 percent for 1999 and 1998 grants,
35.0 percent for 1997 grants, and 30.0 percent for previous grants; risk-free interest rates of 5.9 percent for 1999, 4.5 percent for 1998, 5.8 percent for 1997 and 1995, and 6.4 percent for 1996; and expected lives of 5 years for all grants. Compensation expense associated with restricted stock grants is equal to the fair market value of the shares on the date of grant and is recognized ratably over the required holding period. Compensation expense associated with restricted stock grants was not significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: SEGMENT INFORMATION

The Company operates worldwide in one line of business: the manufacture and distribution, primarily through independent direct sales forces, of plastic food storage and serving containers, microwave cookware, and educational toys. Its operations are organized into the four geographic segments included in the following table.


(In millions)                                            1999              1998           1997
-------------------------------------------------------------        ----------     ----------
Net sales:
  Europe                                           $    489.1        $    518.7     $    546.6
  Asia Pacific                                          242.3             211.5          279.0
  Latin America                                         154.2             186.8          247.2
  United States                                         158.2             165.8          156.5
                                                   ----------        ----------     ----------
    Total net sales                                $  1,043.8        $  1,082.8     $  1,229.3
                                                   ==========        ==========     ==========
Operating profit (loss):
  Europe                                           $    110.7        $    123.9     $    144.6
  Asia Pacific                                           35.0              20.2           37.2
  Latin America                                          12.0             (16.4)          (5.7)(b)
  United States                                           4.7               4.0          (29.5)(b)
                                                   ----------        ----------     ----------
    Total operating profit                              162.4             131.7          146.6
Unallocated expenses                                    (23.1)(a)         (17.5)         (18.0)(b)
Re-engineering charge                                   (15.1)(a)            --             --
Interest expense, net                                   (20.9)            (22.7)         (17.8)
                                                   ----------        ----------     ----------
  Income before income taxes                       $    103.3(a)     $     91.5     $    110.8(b)
                                                   ----------        ----------     ----------
Depreciation:
  Europe                                           $     22.0        $     25.7     $     26.5
  Asia Pacific                                           11.5              12.0           14.4
  Latin America                                          10.0              12.5           10.5
  United States                                          10.3              11.7           12.8
  Corporate                                               1.8               2.1            1.9
                                                   ----------        ----------     ----------
    Total depreciation                             $     55.6        $     64.0     $     66.1
                                                   ==========        ==========     ==========
Capital expenditures:
  Europe                                           $     14.1        $     13.1     $     15.5
  Asia Pacific                                            2.6               5.6            9.8
  Latin America                                          11.5              13.6           17.0
  United States                                          11.5               9.0           16.4
  Corporate                                               1.2               4.9            8.8
                                                   ----------        ----------     ----------
    Total capital expenditures                     $     40.9        $     46.2     $     67.5
                                                   ==========        ==========     ==========
Identifiable assets:
  Europe                                           $    237.6        $    260.7     $    287.1
  Asia Pacific                                          139.1             148.4          144.9
  Latin America                                         148.7             165.1          170.2
  United States                                         153.4             151.7          157.1
  Corporate                                             117.3              97.5           87.9
                                                   ----------        ----------     ----------
    Total identifiable assets                      $    796.1        $    823.4     $    847.2
                                                   ==========        ==========     ==========

a. The Company announced a three-year re-engineering program in July 1999. The re-engineering charge line provides for severance and other exit costs. In addition, 1999 unallocated expenses include $1.0 million for internal and external consulting costs incurred in connection with the program. Together, the after-tax impact of these costs was $12.3 million. See Note 2.

b. Includes a pretax charge totaling $42.4 million ($31.4 million after tax):
   $22.2 million in Latin America, primarily for bad debts in Brazil; $16.0 million in the United States, primarily for inventory obsolescence; and $4.2 million in unallocated expenses, primarily for corporate downsizing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sales and operating profit in the preceding table are from transactions with customers. Inter-area transfers of inventory are accounted for at cost. Sales to a single customer did not exceed 10 percent of total sales. Export sales were insignificant. Sales to customers in Germany were $209.2 million, $241.2 million, and $260.8 million in 1999, 1998, and 1997, respectively ($231.8 million and $247.0 million in 1998 and 1997, respectively, at 1999 exchange rates). No other foreign country's sales were material to the Company's total sales. Unallocated expenses are corporate expenses and other items not directly related to the operations of any particular geographic segment.

Corporate assets consist of cash and assets maintained for general corporate purposes. The United States was the only country with long-lived assets greater than 10 percent of the Company's total assets at December 25, 1999. As of the end of 1999 and 1998, respectively, long-lived assets in the United States were $109.0 million and $110.3 million.

As of December 25, 1999, and December 26, 1998, the Company's net investment in international operations was $223.7 million and $212.2 million, respectively. The Company is subject to the usual economic risks associated with international operations; however, these risks are partially mitigated by the broad geographic dispersion of the Company's operations.

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company and certain subsidiaries are involved in litigation and various legal matters that are being defended and handled in the ordinary course of business. Included among these matters are environmental issues. None of the Company's contingencies are expected to have a material adverse effect on its financial position, results of operations, or cash flow.

Kraft Foods, Inc., which was formerly affiliated with Premark International, Inc. and Tupperware, has assumed any liabilities arising out of any legal proceedings in connection with certain divested or discontinued businesses. The liabilities assumed include matters alleging product liability, environmental liability, and infringement of patents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 25, 1999, and December 26, 1998.

                                                First         Second            Third        Fourth
(In millions, except per share amounts)       quarter        quarter          quarter       quarter
-----------------------------------------------------        -------          -------       -------
Year ended December 25, 1999:
  Net sales                                   $ 250.9        $ 271.3          $ 211.9       $ 309.7
  Cost of product sold                           84.1           93.1             79.1         108.8
  Net income                                     17.8           14.3(a)           3.5          43.4(a)
  Net income per share:
    Basic                                        0.31           0.25(a)          0.06          0.75(a)
    Diluted                                      0.31           0.25(a)          0.06          0.75(a)
  Dividends declared per share                   0.22           0.22             0.22          0.22
  Composite stock price range:
    High                                           21 7/16        24 1/16          25 1/2        21 1/8
    Low                                            15 1/16        17               19 1/8        16
    Close                                          19 1/16        20 7/16          19 3/4        16 7/8
Year ended December 26, 1998:
  Net sales                                   $ 268.8        $ 282.9          $ 217.4       $ 313.7
  Cost of product sold                           96.3          108.4             90.6         111.0
  Net income (loss)                              15.4           23.0             (6.5)         37.2
  Net income (loss) per share:
    Basic                                        0.26           0.40            (0.11)         0.64
    Diluted                                      0.26           0.39            (0.11)         0.64
  Dividends declared per share                   0.22           0.22             0.22          0.22
  Composite stock price range:
    High                                           28 9/16        29               28 3/4        20
    Low                                            24 1/4         24 13/16         12 7/8        11 7/16
    Close                                          26 9/16        27 1/16          12 7/8        16

a. Includes pretax re-engineering costs of $15.1 million in the second quarter and $1.0 million in the fourth quarter (after-tax $11.5 million, and $0.7 million) for the program announced in July 1999. See Note 2.

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

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Tupperware Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Tupperware Corporation and its subsidiaries at December 25, 1999 and December 26, 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Tupperware Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Orlando, Florida
February 18, 2000


REPORT OF MANAGEMENT

The management of Tupperware is responsible for the preparation of the financial statements and other information contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles and include amounts that are based upon management's best estimate and judgments, as appropriate. PricewaterhouseCoopers LLP has audited these financial statements and has expressed an independent opinion thereon. The Company maintains internal control systems, policies, and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of financial information. There are inherent limitations in all internal control systems based on the fact that the cost of such systems should not exceed the benefits derived. Management believes that the Company's systems provide the appropriate balance of costs and benefits. The Company also maintains an internal auditing function that evaluates and reports on the adequacy and effectiveness of internal accounting controls, policies, and procedures. The Audit and Corporate Responsibility Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically and independently with management, the vice president of internal audit, and PricewaterhouseCoopers LLP to discuss the Company's internal accounting controls, auditing, and financial reporting matters. The vice president of internal audit and PricewaterhouseCoopers LLP have unrestricted access to the Audit and Corporate Responsibility Committee. Management recognizes its responsibility for conducting the Company's affairs in a manner that is responsive to the interests of its shareholders and its employees. This responsibility is characterized in the Code of Conduct, which provides that the Company will fully comply with laws, rules, and regulations of every country in which it operates and will observe the rules of ethical business conduct. Employees of the Company are expected and directed to manage the business of the Company accordingly.


/s/ Rick Goings                              /s/ Paul B. Van Sickle
Rick Goings                                  Paul B. Van Sickle
Chairman and Chief                           Executive Vice President
Executive Officer                            and Chief Financial Officer