Form 10-K, Exhibit 13
period 2000-12-30
TUPPERWARE CORP
filed 2001-03-28
CIK 1008654

                                                                      EXHIBIT 13



                                     [LOGO]



                             TUPPERWARE CORPORATION
                               2000 ANNUAL REPORT

                                                       Tupperware Corporation  1


DEAR SHAREHOLDERS,

Strong Results For the Year

I am pleased to report another good year for Tupperware. Once again we succeeded by building on the fundamental strengths of our Company: our brand, our direct selling channel, our global beachheads and our cash flow.

In 2000, we achieved strong, double-digit growth in local currency earnings, excluding re-engineering costs, and a solid gain in sales. Our string of local currency income increases now has been extended to eight quarters. We continue on our strategic march toward becoming the world's premier direct selling company.

We made no changes in direction in 2000. Rather, all of the performance gains resulted from a sharp focus on capitalizing on our three primary strategic growth levers: expanding the number of sellers in our system, developing our integrated direct access channels and adding new products and categories.

More Sales Consultants

We ended 2000, compared with 1999, with a larger sales force in every region. A highlight was the 10-percent improvement in the United States, our first year-over-year gain in several years, even in the midst of a full employment economy. The gain clearly demonstrates how our integrated direct access strategies are helping to build our core business. At the close of 2000, our worldwide sales force numbered 1.1 million, up 5 percent from the preceding year. Importantly, the active sales force was up as well, 2 percent in total.

More Selling Channels - Integrated Direct Access

The development of multiple sales channels has been the key initiative driving the revitalization of Tupperware over the past couple of years. We are pleased that our plan is working to accelerate revenue growth by reaching consumers who are not in contact with a member of our sales force, while at the same time strengthening our core party plan channel.

The program, which we call "integrated direct access," makes our direct sales force a vital partner in each of our new platforms: showcases, Internet selling and television shopping. The essence of this effort has been integrating all of these channels, initially in the United States and now throughout the world, so that they work in harmony and build the revenue potential for both the members of our direct sales force and the Company.


                                                               Chairman's Letter

2  Tupperware Corporation


In 2000, we dramatically expanded our major new selling platform - showcases - adding locations in the United States and in multiple markets within each of our international regions. Showcases give customers more choice in how they interact with Tupperware and purchase our products, and they create expanded horizons for our sales force. Millions of shoppers visit malls throughout the year in the United States alone, presenting an outstanding opportunity for introduction to or reconnection with Tupperware.

The showcase channel is fully integrated with our core direct selling channel. Our distributors operate the showcases using the independent sales force they have trained. The sales consultants, in turn, make incremental sales and generate a growing number of party dating and recruiting leads from this new channel.

In April 2000, we began offering U.S. sales consultants their own personalized web sites, which provide their customers with the ability to purchase Tupperware(R) products conveniently and instantly on a 24-hour basis. The Internet is a revolutionary communication and sales tool, and in the United States now reaches more than half of all households. The Internet brings Tupperware(R) products to people who do not have the opportunity or the desire to attend a Tupperware home party. It also gives customers who are geographically distant from their consultants or who are just looking to fill in their collection of Tupperware(R) the opportunity to purchase our products with great convenience, and gives the Company a younger, more modern, image.

As with our showcase development, our direct sales force is totally integrated into our Internet strategy. For every sale made over the Internet, sales consultants earn a commission at a level commensurate with their net earnings from their party plan sales, and are provided with strong incentives to utilize the Internet to expand their businesses and streamline their administrative tasks.

We further enriched our multiple channel strategy last year by doubling the number of Tupperware television shows to 12 on the Home Shopping Network. Television has proved a potent vehicle for promoting our products and increasing brand awareness among consumers. These shows highlight the benefits of attending and hosting our Tupperware parties, and also portray the attractive opportunities for viewers to begin direct selling careers with Tupperware.

Our integrated direct access channels accounted for 8 percent of U.S. sales in 2000, up from 4 percent in 1999.


Chairman's Letter

                                                       Tupperware Corporation  3


More Products and More Product Categories

We continued to emphasize product innovation in 2000 and again met our goal of obtaining more than 20 percent of our total revenues from products introduced in the preceding two years. Our ability to perceive and predict market needs and rapidly design and introduce new products to meet those needs is a cornerstone of our long-term growth strategy.

Equally significant, we are creating global branded products in addition to products tailored for a specific culture or market. For example, our breakthrough food storage product, FridgeSmart(TM), developed in conjunction with the University of Florida, was successfully introduced worldwide over the course of 2000. The same was true of our popular salad spinner and E-Series(TM) knives. Previously, it took five years or more of phased launches to distribute a new product across all of our world markets.

We have expanded our categories as well as our products. Tupperware products outside of our traditional areas of food storage, food preparation and food serving categories, such as children's, microwave, cookware, kitchen gadgets and knives, now account for over 20 percent of total revenues. A decade ago these categories contributed virtually none of our revenues.

BeautiControl Acquisition

We added another leg to our growth strategy with the acquisition in October of BeautiControl, Inc., a 20-year-old company whose vision is to be the premier direct seller of cosmetics and skin care products. This acquisition gives us a new, attractive product category in an industry that we know well. In addition, BeautiControl's marketing structure is built much like Tupperware's, and its North American direct sales force, numbering approximately 47,000 at the end of 2000, is one of the best trained in the industry.

BeautiControl represents an ideal strategic expansion for Tupperware. Beauty and skin care is the largest single category in the direct selling industry. In Latin America, for example, the overall market for personal care products is estimated to be $18 billion annually, compared with less than $1 billion for Tupperware product categories. Plus, most beauty and skin care products in Latin America are sold through the direct channel. BeautiControl adds not only a new product category, but also a valuable line of consumable products that must be replaced as used. Tupperware products, by contrast, are long lasting and seldom need replacing.

BeautiControl is now profitable in North America, and will continue to be led by its co-founders, Jinger and Dick Heath. We plan to grow BeautiControl by increasing its North American sales force and by drawing upon Tupperware's extensive international direct selling experience and operational capabilities. We plan to launch the BeautiControl line in Mexico in the second quarter of 2001, and then will move into Brazil. In addition, we foresee excellent future opportunities in Asia Pacific. We warmly welcome BeautiControl's employees and independent sales force to the Tupperware family.


                                                               Chairman's Letter

4  Tupperware Corporation


Stock Purchase by Tupperware Executives

In October we announced that a group of 33 senior executives would participate in a voluntary plan to purchase 847,000 shares of the Company's stock. Executives were given the opportunity to borrow money from the Company for these purchases, with their loans secured by the stock. These share purchases involve a substantial financial commitment on the part of the executives. Participation in the program reflects to a strong degree the management team's confidence in the Company's future and the value of its stock. This plan enabled our management team to raise its stock ownership significantly and increase its incentive for improving Tupperware's performance. In conjunction with this plan, we repurchased 800,000 shares of our stock in the fourth quarter of 2000 at a total cost of $14.4 million, or an average price of $18 per share.

In Memoriam

We were saddened by the unexpected and untimely loss of William E. Spears, senior vice president in charge of worldwide integrated direct access programs. Bill was a colleague and friend who inspired everyone who had the privilege of working with him. We will miss his vision and leadership. We offer our deepest condolences to his family.

Management Change

Robert W. Williams, who has been president of our Asia Pacific business since 1995, has decided to retire as of the end of March 2001. Bob has made tremendous contributions to our business, for which we are grateful. We wish him the best in his retirement. Taking over for Bob as president of our Asia Pacific region is Steven R. Kroos, currently president of Tupperware Japan. Steve has been successful in running our Japanese business, and before that our operations in Korea, and we are confident that he will do very well with his new responsibilities.

New Board Member

In August, we welcomed M. Anne Szostak to the Company's board of directors. Anne is an executive vice president and corporate director of human resources for FleetBoston Financial, the nation's seventh largest bank holding company. We look forward to significant contributions from Anne.

In Conclusion

We believe that we have "cracked the code," creating the template of the future for direct selling by Tupperware. The convergence of the party plan with showcases, Internet selling and television shopping, and the new opportunities from the BeautiControl acquisition will bring increasing value to our stockholders. On behalf of Tupperware, we thank you for your continuing support.



RICK GOINGS                                         /s/ Rick Goings
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FEBRUARY 28, 2001


Chairman's Letter

                              [TUPPERWARE GRAPHIC]

6  Tupperware Corporation


BUSINESS OVERVIEW

Overall Performance

As a result of progress made on a number of our initiatives during the year, net income in 2000 increased by 9 percent to $99.1 million, or $1.71 per share, up from $91.3 million, or $1.58 per share in 1999, excluding re-engineering costs. Weak currencies, especially the euro, again impacted our results significantly, reducing earnings per share by 25 cents. Excluding the impact of foreign exchange and re-engineering costs, net income increased 30 percent.

Revenues showed good growth for the year, increasing by 8 percent to $1.1 billion, excluding the negative impact of foreign exchange. Sales of BeautiControl products contributed to results beginning with its acquisition in October. A change in the distribution model in some Latin American countries, under which product is now sold directly to the sales force, also contributed positively.

Cash flow from operations, after capital expenditures but before re-engineering, was $53 million for 2000. We have averaged $72 million in annual cash flow each year for the past five years, a level that supports our dividend and the funding of business needs.

We continued to be financially strong. Our total debt-to-capital ratio was 76 percent at the end of 2000, after the $56 million of borrowings to fund the BeautiControl acquisition and the $14 million expended for the share repurchase. We plan to use the growing cash flow generated by the business to reduce debt, with the expectation of lowering our debt-to-capital ratio to the 45-percent range by the end of 2002.

Our 2000 pretax interest coverage was 8 times, equaling our 1999 coverage. This important measure of financial strength places us in the upper third of Standard & Poor's 500 companies with similar credit ratings.

We invested $46 million in capital expenditures in our business in 2000, approximately 40 percent of which was used for new molds to support the manufacture of new products.


Business Overview

                                                       Tupperware Corporation  7


Dividends of $0.88 per share were declared during 2000, unchanged from the previous year. The dividend yield was 4.3 percent, based on Tupperware's year-end closing price. The dividend is well protected by our cash flow. Management's goal is to restore the dividend payout ratio to the targeted 35-percent level through future earnings growth.

We completed the second year of our three-year re-engineering program. We estimate that the re-engineering initiatives will produce recurring benefits of $40 to $50 million each year, beginning in 2002. We are well on target toward meeting this objective and restoring our return on sales to the highly attractive 19 to 20 percent range last realized in 1996. Return on sales was 16 percent in 2000, before re-engineering costs and the inclusion of BeautiControl, up from 12 percent just two years ago.

Phase I of the re-engineering program, which involved rationalizing our manufacturing operations and resizing and realigning some of our regional offices, was completed in 1999. Phase II of the program, which began in 2000, is still proceeding. In this phase, we are centralizing our information technology operations, greatly standardizing our software systems and implementing shared service centers for appropriate functions and regions. Further, we are implementing an importer-distributor model in our smaller Latin American markets
- outside of Mexico and Brazil. Also part of Phase II is the formation of eight purchasing councils to coordinate our worldwide procurement of several commodities, ranging from raw materials to printed matter to services. Benefits of $25 million were realized in 2000, which include $10 million of annual benefits first realized in 1999. Costs incurred in 2000 totaled $27 million, and program-to-date costs have been $43 million. Total costs for the program are now expected to run from $50 to $60 million, as the high end of the spending range has been trimmed by $15 million from the original forecast made in 1999.


                                                               Business Overview

8  Tupperware Corporation


Regional Review - Europe

Europe, which continues to be the most significant regional contributor to revenues and income, performed well in 2000, achieving increases in sales and profits in local currency in spite of the dampened consumer-spending environment caused by the weak euro. By contrast, most other direct selling companies experienced sales declines, many by double-digit percentages.

The difficulties experienced in 1999 by all direct sellers in Germany as a result of government-imposed social security regulations on part-time workers were successfully addressed. We developed a program that provided assistance to our sales force to help them comply with these regulations, and, as a result, enjoyed increases in both our sales and the size of our sales force in Germany, which is our largest European market.

Sales improved in France through the year after a slow start related to terrible storms there in late December 1999 and January 2000. We grew in the middle-size markets of Austria and Scandinavia, where we are expanding our opportunities as a result of more aggressive recruiting of sales consultants. We made nice progress in the emerging Russian market as well, where we approached profitability. Late in 2000, we entered Morocco and Egypt, two countries with expanding middle classes. Based on our success in similar countries in the region, we are optimistic about the future of these new Tupperware markets.

We continue to strengthen our competitive position each year in Europe and are encouraged about our longer-term prospects for modest sales growth in this region with a strong, mid-20-percent return on sales.


Regional Review

                                                       Tupperware Corporation  9


Regional Review - Asia Pacific

Strong gains were achieved in 2000 in Asia Pacific, with local currency operating profit up 35 percent over 1999 on a small gain in sales, the result of aggressive recruiting in recent years, a steady flow of new product introductions and the one-time benefit of a use-tax abatement incentive. Asia Pacific's performance was led by continued improvement in Japan, the second largest economy in the world, where we grew our sales force through record recruiting, and where we have profited over the past two years from the increased efficiency of our restructured manufacturing operation and cost control. Our price points are higher in Japan than elsewhere in the region, and we have been successful with a number of new high-end products specifically designed for this market. We achieved these favorable results in spite of a Japanese economy that remains extremely sluggish.

A number of other markets in the area also performed well in 2000, including Korea, where we finished the year with another improvement in the size of the sales force. The economy of the Philippines, the other of the three large markets in the region, suffered throughout the year from political upheaval and the resulting social unrest.

The key emerging markets of Indonesia, India and China, which account for almost half of the world's population, finished the year with rising sales. Although all three markets are currently relatively small for Tupperware, they are growing nicely and we see great potential for the future. Indonesia improved its profitability, and India and China both became profitable for the first time in 2000.


                                                                 Regional Review

10  Tupperware Corporation


Regional Review - Latin America

Latin America showed substantial improvement in 2000, reflecting continuing strong growth in our lead market in the region, Mexico, and the positive impact on sales of a new distribution model in Brazil. By improving distributor profitability through centralized order processing and distribution, we have succeeded in re-focusing distributors' efforts on the key sales drivers of recruiting, training and motivating their sales forces.

As a result of these factors, the region achieved a double-digit increase in local currency sales, before the positive impact of the new distribution model, and a profit increase over 1999 of more than 20 percent, excluding re-engineering costs. In January 2001, we announced our decision to move to an importer-distributor model for all of the region's markets, except for Mexico and Brazil. We expect this change to significantly improve the profitability in these smaller markets by removing company overhead and stimulating the entrepreneurial spirit of the importer distributors.

Regional Review - United States

Nowhere has the revitalization of Tupperware taken hold more strongly than in our home market, which benefited from a larger, more productive sales force, and the successful expansion of distribution channels as a result of our integrated direct access strategy. We achieved a double-digit sales increase and a tripling of operating profit, along with an outstanding 10-percent year-end 2000 sales force size advantage. This was the first such year-over-year sales force increase since 1995. The increase was achieved in the midst of the worst recruiting environment in a generation, as a result of an extremely strong economy and a low unemployment rate.

Another initiative under way is a new business model for our sales force. This model includes an Internet ordering capability for our sales force's party plan orders. We believe using this capability will reduce costs for the sales force and us, and will free up the sales force's time, allowing them to devote more effort to productive selling activities.


Regional Review

                     Integrated Direct Access... TUPPERWARE - ANYWHERE, ANYTIME.

                          [CIRCLE GRAPHIC CONTAINING:]


                                    INTERNET

                                    SHOWCASES

                              CORE DIRECT SELLING

                                   TELEVISION
                                    SHOPPING

                                    ALLIANCES

                                                      Tupperware Corporation  13


Showcases, the Internet and Home Shopping Network television blossomed in the past year as new Tupperware sales channels, making our products accessible to a vastly larger audience and helping build our core party plan business.

Integrated direct access has been one of the most successful new initiatives in Tupperware's history. It has launched dramatic new income opportunities for our sales force and brought new and former participants into the party plan business, and helped us to retain people in our sales force by creating new party dating and consultant recruitment opportunities.

Designing new sales channels that do not weaken traditional channels has been a challenge for many companies. Tupperware, however, has met that challenge with great success. We have developed a multiple channel network of showcase, e-commerce and television that actually enhances our existing sales force rather than competes with it.

The use of multiple channels not only allows us to reach new customers and accelerate our revenue growth, but also to strengthen and lift the performance of our direct sales force, which participates financially in sales from every channel.


                                                        Integrated Direct Access

14  Tupperware Corporation


The showcase program began on a test basis in 1998. Its overwhelmingly positive reception by consumers and our distributors led us to expand the program during the holiday season to more than 250 malls across the United States in 1999, and more than 450 malls in 2000. Over 90 percent of our U.S. distributors participated in showcases in 2000.

Showcases were opened as well in more than a dozen countries in Europe, Latin America and Asia Pacific in 2000, based on the U.S. model. Our goal over the next 3 to 5 years is to open, along with our sales force partners, 1,000 year-round showcases in the United States, and year-round and seasonal showcases in as many of our international markets as local laws and culture permit.

The Internet is our second major new integrated direct access channel. We launched our e-commerce program in the United States in August 1999, with a complete redesign of our web site, Tupperware.com, and our first offering of products for sale via the Internet. The content of the site was designed to support our direct sales force and promote our brand, which it has done very effectively.


Integrated Direct Access

                                                      Tupperware Corporation  15


We began with an immediate advantage enjoyed by very few e-commerce companies. We already had in place a sophisticated and efficient order fulfillment system. This system, developed to serve our direct sales force, was easily modified to fulfill Internet orders and continues to function very efficiently, delivering most orders in 2 to 3 days from receipt.

We have been successful in driving traffic to our web site, and last year enhanced its attractiveness by offering personalized web sites to all of our U.S. sales force. This initiative creates sales force sites that sit on top of, and act as a gateway to, Tupperware.com. These sites allow for personalization and the ability of customers to buy Tupperware(R) products through the web for the credit of their sales consultant, further harmonizing our Internet strategy with the interests of our sales force partners. In fact, the sales force is now earning commissions for orders placed through Tupperware.com as well.


                                                        Integrated Direct Access

16  Tupperware Corporation


We have created additional incentives for our sales people and their customers to embrace this initiative. More than 10,000 members of the U.S. sales force now have their own web sites. We look forward to an increasing percentage of our 80,000-plus U.S. sales people operating their Tupperware-sponsored personal sites.

Finally, we expanded our Home Shopping Network commitment to 12 one-hour shows in 2000, double the number in 1999. Our own sales consultants demonstrate Tupperware(R) products on these shows, providing valuable exposure to our brand, our products, the party plan and the Tupperware consultant earnings opportunity.


Integrated Direct Access

                       Expanding the Marketplace...OUR 40-YEAR GLOBAL TRADITION.

                       [GRAPHIC WITH NAMES OF COUNTRIES]

                                                      Tupperware Corporation  19


Consumers can purchase Tupperware(R) products in more than 100 countries representing every type of economy in the world. We continue to enter new markets and succeed across a broad cultural spectrum. Our opportunities for expansion are unlimited.

We have sold Tupperware(R) products in international markets for more than 40 years. Some Tupperware(R) products are tailored for consumers in highly developed countries, others for consumers in emerging economies and still others for consumers worldwide. For example, high price-point air and water purifiers succeed in Japan, as does low price-point melamine tableware in the Philippines. Our Rock `N Serve(TM) microwave products are popular in all of our geographic regions, while the OvenWorks(TM) high-end products, which can go from microwave to conventional oven then to refrigerator and freezer, are enthusiastically received by consumers in the United States and Europe.

In the latter part of the 1990s and in 2000, we developed a presence in a number of new markets throughout the world, including China, the Czech Republic, India, Indonesia, Poland, the Slovak Republic, Slovenia, Turkey and Russia.


                                                       Expanding the Marketplace

20  Tupperware Corporation


We re-entered the market in Mainland China two years ago through a combination of storefronts and other channels, and are continuing to add sales personnel and increase sales. China, with its large population, strong family tradition and relatively undeveloped retail infrastructure, is a country with obvious long-term potential for Tupperware.

In India, the country with the second largest population in the world, we reached profitability in 2000, only four years after our market entry. We opened a manufacturing plant there in the spring of 2000 to meet our growing needs in that important country.

Our solid position throughout the world is built on the strength of our more than 1 million sales consultants and the global strength of our brands. In addition, quality products that meet the different cultural and lifestyle needs of consumers throughout the world support our growing market power. Our international strength is built also on the basic social need of all people to interact with and learn from their fellow human beings, a key underpinning of the entire direct selling industry.


Expanding the Marketplace

                         Growing the Product Line...CREATING FOR CONSUMER NEEDS.

                          [CIRCLE GRAPHIC CONTAINING:]


                                      HOME
                                  ORGANIZATION

                                     BEAUTY

                                    KNIVES &
                                    CUTLERY

                                    COOKWARE

                                   AIR/WATER
                                  PURIFICATION

                                 TABLE SERVICE
                                       AND
                                   DECORATION

                                 NEW CHILDREN'S
                                      LINES

                                      CORE
                                 FOOD STORAGE,
                                   PREPARATION
                                   AND SERVING

                                                      Tupperware Corporation  23


We added the exciting new product categories of premium beauty and skin care last year through the acquisition of BeautiControl, opening new opportunities for leveraging Tupperware's direct selling channel and international market strength. We also introduced many new Tupperware products in 2000, again meeting the goal of obtaining 20 percent of sales from new products introduced in the past two years.

Our new product strategy is first of all to support and extend our core product lines of food storage, food preparation and food serving, and then to expand into new categories that complement these core product lines. Examples of such new categories opened by Tupperware in recent years include cookware, home organization and environment, candles and accessories, bath organization, cutlery and knives, and table service and decoration. Expansion into these categories has broadened our growth horizons substantially, none more so than Beauticontrol, which brings us consumable cosmetics and skin care lines.


                                                        Growing the Product Line

Tupperware Corporation  24


Beauticontrol's line of high quality skin care products and cosmetics are formulated for different skin colors and types and matched to a client's needs with the assistance of Beauticontrol's exclusive "Skin Sensors" analysis system. This system enables Beauticontrol's sales consultants to recommend a customized skin care regimen for each client.

People have become more aware of the need to treat sun-damaged skin, protect their skin from environmental elements and keep their skin clean and free of harmful toxins. Beauticontrol's research institute has developed a number of advanced products to address these issues of beauty and health.

One of Beauticontrol's best-selling skin care products is the Regeneration(R) Gold Line. This treatment utilizes alpha hydroxy acids and tissue stimulation compounds to help firm, tighten and smooth skin and minimize lines and wrinkles. Beauticontrol holds one of only two patents in the world on an alpha hydroxy skin care product.


Growing the Product Line

                                                      Tupperware Corporation  25


We expanded our core lines as well in 2000, including product extensions for the revolutionary Fridgesmart(TM) food storage systems that double the life of fresh produce in a refrigerator. The Fridgesmart(TM) line, developed in conjunction with the University of Florida, is now being sold very successfully throughout the world.

Solving consumer problems is an important part of Tupperware's value, and the drip-less straw seal introduced in 2000 is a prime example. This seal enables children and adults to transport beverages from one location to another without spills. Several new, beautiful and cleverly designed food preparation products help with kitchen tasks, including our new egg slicer, horizontal peeler, whisk, zester, silicone spatulas and "On The Dot" timer. All incorporate exceptional Tupperware quality throughout. The peeler, for example, is incredibly sharp and fitted to the hand for perfect control.


                                                        Growing the Product Line

26  Tupperware Corporation


A wide range of the storage, preparation, microwave, cooking, serving and home decoration products that were introduced during the year are shown in the following product showcase. One relatively new and very successful category among this group is our children's line, which in 2000 added a "Mini Expressions" toy set, Tupperware baby bottle, divided feeding bowl, toddler's meal set, "Winnie the Pooh"(*) canteen and "Toy Story 2"(*) line of products. As the latter two examples illustrate, we have been successful in licensing names and images that are popular with children for use in our products, including characters licensed from the Walt Disney Company, as well as Pokemon(R), Barbie(R) and Barney(R) characters.


Growing the Product Line

                         [GRAPHIC SHOWING STRIPED BARS]

Product Showcase

A Tupperware party started every two seconds somewhere in the world in 2000. Our parties were attended by 100 million people, who were attracted by the color, quality of materials, design and utility of our products. Whether they came to us through parties, showcases, the Internet or television, consumers were treated to a dazzling array of new Tupperware and BeautiControl products in 2000, some of which are shown on the following pages.

                        [PICTURE OF IMPRESSIONS PITCHER]


                                               TUPPERWARE(R) IMPRESSIONS PITCHER

                      [PICTURE OF FRIDGESMART COLLECTION]

                      [PICTURE OF FRIDGESMART COLLECTION]


                                                      FRIDGESMART(TM) COLLECTION

                        [GRAPHIC OF LEGACY RICE SERVER]

                        [PICTURE OF LEGACY RICE SERVER]


                                                              LEGACY RICE SERVER

                   [PICTURE OF CARVING FORK AND CHEESE KNIFE]

                   [PICTURE OF CARVING FORK AND CHEESE KNIFE]


                                      E-SERIES(TM) CARVING FORK AND CHEESE KNIFE

                            [PICTURE OF SPICE LINE]

                             [PICTURE OF SPICE LINE]


                                                              PREMIUM SPICE LINE

                      [PICTURE OF BAKING ESSENTIALS LINE]

                      [PICTURE OF BAKING ESSENTIALS LINE]


                                                          BAKING ESSENTIALS LINE

                            [PICTURE OF CAKE SERVER]

                            [PICTURE OF CAKE SERVER]


                                           TUPPERWARE(R) EXPRESSIONS CAKE SERVER

                            [PICTURE OF ICING BALL]


ICING BALL

                      [PICTURE OF KEEP 'N HEAT CONTAINER]


                                                      KEEP `N HEAT(TM) CONTAINER

                        [PICTURE OF SALT & PEPPER SHAKER]

                        [PICTURE OF SALT & PEPPER SHAKER]


                               TUPPERWARE(R) EXPRESSIONS SALT AND PEPPER SHAKERS

                          [PICTURE OF PRESSURE COOKER]


PERFECT KITCHEN(TM) PRESSURE COOKER

                               [PICTURE OF TIMER]


                                                                ON THE DOT TIMER

                              [PICTURE OF LOTION]


SKINLOGICS(R) CLEANSING LOTION

                          [PICTURE OF GOLD EYE REPAIR]


                                                 REGENERATION(R) GOLD EYE REPAIR

                       [PICTURE OF NAILOGICS(R) NAIL COLOR]

                       [PICTURE OF NAILOGICS(R) NAIL COLOR]


                                                         NAILOGICS(R) NAIL COLOR

                       [PICTURE OF FREEZESMART CONTAINER]

                       [PICTURE OF FREEZESMART CONTAINER]


                                                FREEZESMART(TM) WITH DATING DIAL

                      [PICTURE OF REFRIGERATOR CONTAINER]

                      [PICTURE OF REFRIGERATOR CONTAINER]

                                       FORGET-ME-NOT(TM) REFRIGERATOR CONTAINERS

                           [PICTURE OF SPIN 'N SAVE]


SPIN `N SAVE(TM) SALAD SPINNER

                                                      Tupperware Corporation  57


FINANCIAL TABLE OF CONTENTS

SELECTED FINANCIAL DATA                                   58
MANAGEMENT'S DISCUSSION AND ANALYSIS                      62
CONSOLIDATED STATEMENTS OF INCOME                         76
CONSOLIDATED BALANCE SHEETS                               77
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY           78
CONSOLIDATED STATEMENTS OF CASH FLOWS                     80
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS            81
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS       101
REPORT OF MANAGEMENT                                     102
OFFICERS AND BOARD OF DIRECTORS                          103
CORPORATE INFORMATION                                    104

58  Tupperware Corporation


SELECTED FINANCIAL DATA

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                        2000                1999
-----------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales: (a)
 Europe                                                             $   424.1            $   489.1
 Asia Pacific                                                           242.0                242.3
 Latin America                                                          193.0                154.2
 United States                                                          201.8                178.2
 BeautiControl (b)                                                       12.2                   --
-----------------------------------------------------------------------------------------------------
   Total net sales                                                  $ 1,073.1            $ 1,063.8
=====================================================================================================
Operating profit (loss):
 Europe                                                             $    94.1            $   110.7
 Asia Pacific                                                            44.8                 35.0
 Latin America                                                            8.0 (c)             12.0
 United States                                                           15.6                  4.7
 BeautiControl (b)                                                        0.1                   --
-----------------------------------------------------------------------------------------------------
   Total operating profit (loss)                                        162.6                162.4
-----------------------------------------------------------------------------------------------------
Unallocated expenses                                                    (27.9)(c)            (23.1)(c)
Costs associated with becoming an independent company                      --                   --
Re-engineering and impairment charge                                    (12.5)(c)            (15.1)(c)
Interest (expense) income, net                                          (21.1)               (20.9)
-----------------------------------------------------------------------------------------------------
Income (loss) before income taxes and cumulative effect of
   accounting changes                                                   101.1 (c)            103.3 (c)
-----------------------------------------------------------------------------------------------------
Provision for income taxes                                               26.2                 24.3
-----------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of accounting changes        $    74.9 (c)        $    79.0 (c)
=====================================================================================================

Net income (pre-1997 pro forma)                                     $    74.9 (c)        $    79.0 (c)
=====================================================================================================
Earnings per common share (pre-1997 pro forma):(f)
   Basic                                                            $    1.30 (c)        $    1.37 (c)
=====================================================================================================
   Diluted                                                          $    1.29 (c)        $    1.37 (c)
=====================================================================================================

a. In October 2000, the Emerging Issues Task Force issued EITF 00-10, "Accounting for Shipping and Handling Revenues and Costs", which requires fees billed to customers associated with shipping and handling to be classified as revenue. Accordingly, Tupperware Corporation (Tupperware, the Company) has reclassified the revenue related to shipping and handling fees billed to customers from delivery expense to net sales for all periods presented.

b. In October 2000, the Company purchased all of the outstanding shares of BeautiControl, Inc. (BeautiControl), and its results of operations have been included since the date of acquisition.

c. In 1999, the Company announced a three-year re-engineering program. The re-engineering and impairment charge line provides for severance and other exit costs. In addition, unallocated expenses include $7.9 million and $1.0 million for internal and external consulting costs incurred in connection with the program in 2000 and 1999, respectively. Also in 2000, $6.3 million was recorded as a reduction to Latin America's operating profit related to the write-down of inventory and receivables associated with adopting an importing distributor model for certain countries. Total after-tax impact of these costs was $24.2 million and $12.3 million in 2000 and 1999, respectively. See Note 3 to the financial statements.

                                                      Tupperware Corporation  59


    1998           1997              1996           1995           1994           1993           1992
---------------------------------------------------------------------------------------------------------
$  518.7       $  546.6          $  581.7       $  595.1       $  540.1       $  505.1       $  490.7
   211.5          279.0             338.0          355.1          329.3          286.9          268.3
   186.8          247.2             268.5          200.6          176.4          154.4          138.7
   186.9          176.7             200.5          227.0          247.5          245.8          225.9
      --             --                --             --             --             --             --
---------------------------------------------------------------------------------------------------------
$1,103.9       $1,249.5          $1,388.7       $1,377.8       $1,293.3       $1,192.2       $1,123.6
=========================================================================================================
$  123.9       $  144.6          $  153.0       $  156.8       $  125.0       $  110.3       $   92.4
    20.2           37.2              61.0           59.4           46.3           40.3           32.9
   (16.4)          (5.7)(d)          43.3           19.4           15.7           15.7            5.9
     4.0          (29.5)(d)          10.4           10.3           16.0           12.5         (139.6)
      --             --                --             --             --             --             --
---------------------------------------------------------------------------------------------------------
   131.7          146.6             267.7          245.9          203.0          178.8           (8.4)(e)
---------------------------------------------------------------------------------------------------------
   (17.5)         (18.0)(d)         (16.1)         (22.9)         (12.0)         (17.8)         (24.1)
      --             --              (9.1)            --             --             --             --
      --             --                --             --             --             --             --
   (22.7)         (17.8)             (8.0)           1.9            0.2          (12.6)          (9.3)
---------------------------------------------------------------------------------------------------------

    91.5          110.8 (d)         234.5          224.9          191.2          148.4          (41.8)(e)
    22.4           28.8              59.8           53.5           42.0           30.5            1.9
---------------------------------------------------------------------------------------------------------
$   69.1       $   82.0 (d)      $  174.7       $  171.4       $  149.2       $  117.9       $  (43.7)(e)
=========================================================================================================
$   69.1       $   82.0 (d)      $  170.4       $  161.1
========================================================

$   1.19       $   1.34 (d)      $   2.75       $   2.60
========================================================
$   1.18       $   1.32 (d)      $   2.71       $   2.57
========================================================

d. Includes a $42.4 million pretax charge ($31.3 million after tax): $22.2 million in Latin America, primarily for bad debts in Brazil; $16.0 million in the United States, primarily for inventory obsolescence; and $4.2 million in unallocated expenses, primarily for corporate downsizing.

e. Includes a $136.7 million pretax charge ($111.4 million after tax) primarily related to consolidation of manufacturing capacity and restructuring the U.S. distribution system.

f. In May 1996, the Company became an independent company through the distribution by Premark International, Inc. (Premark) to its shareholders of the equity of the Company (the Distribution). The Distribution was effected through a 1-for-1 distribution of stock. Pro forma net income is based on historical net income adjusted for pro forma interest expense related to the increase in borrowings incurred in connection with the Distribution. Information is not applicable prior to 1995.

60  Tupperware Corporation

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                        2000            1999
--------------------------------------------------------------------------------------------
PROFITABILITY RATIOS
Operating profit as a percent of sales:
 Europe                                                                22.2%           22.6%
 Asia Pacific                                                          18.5            14.4
 Latin America                                                          4.1             7.8
 United States                                                          7.8             2.6
 BeautiControl (b)                                                      1.1              --
   Total operating profit                                              15.2            15.3

Return on average equity (g,h)                                         52.6            60.5
Return on average invested capital (g,h)                               17.8            19.5

FINANCIAL CONDITION
Working capital                                                     $  96.6         $  61.3
Property, plant and equipment, net                                    233.1           242.9
Total assets                                                          849.4           796.1
Short-term borrowings and current portion of long-term debt            26.9            43.9
Long-term debt                                                        358.1           248.5
Shareholders' equity                                                  123.9           145.3
Current ratio                                                          1.35            1.20
Long-term debt-to-equity (g)                                          289.0%          171.0%
Total debt-to-capital (g)                                              75.6%           66.8%

OTHER DATA

Net cash provided by operating activities                           $  86.1         $ 113.0
Capital expenditures                                                   46.3            40.9
Depreciation                                                           52.1            55.6

COMMON STOCK DATA (g)
Dividends declared per share                                        $  0.88         $  0.88
Dividend payout ratio (j)                                              68.2%           64.2%
Average common shares outstanding (thousands):
 Basic                                                               57,692          57,519
 Diluted                                                             57,974          57,870
Year-end book value per share                                       $  2.14         $  2.52
Year-end price/earnings ratio                                          15.8            12.3
Year-end market/book ratio                                              9.5             6.7
Year-end shareholders (thousands)                                      12.7            14.1

g. Due to the change in the Company's capital structure in connection with the Distribution, this information is not applicable or not meaningful for the omitted periods.

h. Returns on average equity and invested capital are calculated using net income (pre-1997 pro forma net income) and the monthly balances of equity and invested capital beginning at the date of the Distribution. Invested capital equals equity plus debt.

i. Includes $105.0 million of the $150.0 million of 8.375 percent notes that were called at par on February 1, 1994.

                                                      Tupperware Corporation  61


   1998          1997          1996          1995          1994          1993             1992
-----------------------------------------------------------------------------------------------
   23.9%         26.5%         26.3%         26.3%         23.1%         21.8%            18.8%
    9.5          13.3          18.0          16.7          14.1          14.1             12.3
     nm            nm          16.1           9.7           8.9          10.2              4.3
    2.1            nm           5.2           4.5           6.5           5.1               nm
     --            --            --            --            --            --               --
   11.9          11.7          19.3          17.8          15.7          15.0               nm
   47.5          30.5          65.0
   17.6          17.1          32.6

$  95.5       $ 103.3       $ 156.2       $  88.1       $  72.9       $ (49.6)         $ (11.3)
  271.0         293.0         331.0         317.7         310.2         277.2            250.8
  823.4         847.2         978.5         944.0         882.6         785.1            661.1
   18.7            --          25.3          83.8          58.3         139.9(i)          19.3
  300.1         236.7         215.3           0.4           0.5          45.6            153.3
  135.8         214.2         305.5         415.6         395.1         163.3             68.2
   1.33          1.34          1.43          1.20          1.18          0.90             0.97
  221.0%        110.5%         70.5%
   70.1%         52.5%         44.1%

$ 118.1       $ 161.8       $ 150.5       $ 179.2       $ 142.7       $ 150.3          $ 152.0
   46.2          67.5          96.0          69.3          72.9          85.6             80.0
   64.0          66.1          65.3          61.3          55.7          44.7             50.1

$  0.88       $  0.88       $  0.44(j)
   74.6%         66.7%         32.5%

 58,235        61,334        62,016
 58,736        61,827        62,806
$  2.36       $  3.51       $  4.90
   13.6          20.7          20.1
    6.8           7.8          11.1
   15.6          20.5          21.6

j. The Company initiated regular quarterly dividends of $0.22 per share beginning in the third quarter of 1996. The dividend payout ratio is dividends declared per share divided by diluted earnings per share. 1996 assumes four quarterly dividend declarations.

nm - Not meaningful.

62  Tupperware Corporation


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


The following is a discussion of the results of operations for 2000 compared with 1999 and 1999 compared with 1998, and changes in financial condition during 2000. The Company's fiscal year ends on the last Saturday of December. Fiscal 2000 consisted of 53 weeks compared with 52 weeks in 1999. This information should be read in conjunction with the consolidated financial information provided on pages 76 to 102 of this Annual Report.

In October 2000, the Emerging Issues Task Force issued EITF 00-10, "Accounting for Shipping and Handling Revenues and Costs", which requires fees billed to customers associated with shipping and handling to be classified as revenue. Accordingly, the Company has reclassified the revenue related to the shipping and handling fees billed to customers from delivery expense to net sales for all periods presented and restated sales and percent of sales information where appropriate in the following tables and discussion.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements", which provided guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB No. 101 was effective for the Company's fourth quarter 2000. The Company is in compliance with the provisions of SAB No. 101, and adoption of the provisions did not have an impact on the consolidated financial statements.

RESULTS OF OPERATIONS

NET SALES AND NET INCOME. Net sales in 2000 were $1,073.1 million, an increase of $9.3 million, or 1 percent, from $1,063.8 million in 1999. Excluding a $72.8 million negative impact of foreign exchange, net sales increased 8 percent over 1999. In local currency, all areas reported improved sales. Included in 2000 are the results of BeautiControl, Inc. (BeautiControl), since the acquisition in October 2000. Also impacting sales is a modification in the distribution model for three countries in Latin America. In these countries, sales are now made directly to the sales force with distributors compensated through commission payments. This model results in sales being recorded at an amount that includes the margin that previously was realized by the distributors, although there is no impact on operating profit. Excluding the impact of this new model, the BeautiControl sales and the impact of foreign exchange, net sales increased 5 percent over 1999.

In 2000, net income decreased 5 percent to $74.9 million from $79.0 million in 1999. Included in the 2000 results were $26.7 million ($24.2 million after tax) of re-engineering and impairment costs related to the three-year program announced in 1999. The re-engineering and impairment charge of $12.5 million, in addition to $6.3 million of operating expense, provides for severance and other exit costs primarily related to the decision to begin operating the Latin America businesses, other than Mexico and Brazil, under an importing distributor model. This change is expected to improve the Company and distributor value chains while retaining a structure for growth. In addition, $7.9 million was incurred for internal and external consulting costs to design and execute the re-engineering actions. Foreign exchange had a $14.2 million negative impact on the comparison. Excluding re-engineering and impairment costs in both years and the impact of foreign exchange, net income increased 30 percent, with improvements coming from all areas.

Net sales in 1999 of $1,063.8 million were 4 percent lower than 1998 net sales, reflecting decreases from operations in all areas except Asia Pacific, which had a significant improvement. Excluding the $19.7 million negative foreign exchange impact, 1999 sales decreased 2 percent.

In 1999, net income increased 14 percent to $79.0 million from $69.1 million in 1998. Included in the 1999 results were $16.1 million ($12.3 million after tax) of re-engineering costs. The re-engineering

                                                      Tupperware Corporation  63


and impairment charge of $15.1 million provided for severance and other exit costs associated with the decision to close manufacturing plants in Spain and Argentina, and to restructure manufacturing operations in Japan and the headquarters for Europe and Asia Pacific. The additional $1.0 million expense incurred was for internal and external consulting costs to design and execute the re-engineering actions. Excluding the re-engineering costs, net income increased to $91.3 million, or 32 percent. All areas except Europe reported improved earnings. The decline in Europe was primarily due to higher expenses related to addressing a change in German social security legislation and higher promotion expense incurred to stimulate sales growth. Foreign exchange did not have an impact on net income.

The re-engineering project is designed to increase operating profit return on sales by improving organizational alignment, increasing the gross margin percentage and reducing operating expenses. Re-engineering costs incurred to date total $42.9 million. The annual benefit of the actions when they are fully implemented is expected to be approximately $40 million to $50 million. Total one-time costs to be incurred through 2001 in implementing the program are projected to be between $50 million and $60 million, mainly for severance, plant closure costs and other costs.

In 2000, unallocated corporate expenses increased to $27.9 million from $23.1 million in 1999. The increase was due to the inclusion of more internal and external consulting costs for the re-engineering program. In 1999,unallocated corporate expenses increased to $23.1 million from $17.5 million in 1998. The increase was primarily due to accrual for bonuses, which were not incurred in 1998, higher expenses for integrated direct access programs and the inclusion of the costs for the re-engineering program.

In 2000, 80 percent of sales and 90 percent of the Company's operating profit was generated by international operations. In 1999, 83 percent of sales and 97 percent of the operating profit was generated by international operations.

COSTS AND EXPENSES. The cost of products sold in relation to sales was 33.3 percent, 34.3 percent and 36.8 percent, in 2000, 1999 and 1998, respectively. All areas reported improved margins in 2000 primarily due to the sale of a greater proportion of high-margin products and lower manufacturing costs. The lower manufacturing costs were a result of the savings generated from the re-engineering efforts, and were partially offset by higher raw material prices and a weaker euro. All areas reported improved margins in 1999, also primarily due to the sale of a greater proportion of high-margin products, and lower manufacturing costs. Europe's cost of products sold improved only slightly due to lower sales volumes in Germany. Delivery, sales and administrative expense as a percentage of sales was 53.9 percent, 52.3 percent and 52.8 percent, in 2000, 1999 and 1998, respectively. The increase in cost in 2000 was due to higher operating expenses from the implementation of the new distribution center model in Latin America, as well as higher internal and external consulting costs for re-engineering. The decrease in the 1999 expenses compared with 1998 as a percent of sales was due to lower operating expenses partially offset by higher promotion expense.

TAX RATE. The effective tax rate for 2000, 1999 and 1998, was 25.9 percent, 23.5 percent and 24.5 percent, respectively. The 2000 rate increase reflects the impact from the re-engineering and impairment costs. Excluding the impact of re-engineering and impairment costs for which no tax benefit was recognized, the effective tax rate was 22.5 percent. The 2000 and 1999 effective rate decreases were the result of the benefit of much lower foreign effective rates only partially offset in 1999 by the absence of a reduction in a valuation allowance against federal deferred tax assets.

NET INTEREST. The Company had $21.1 million of net interest expense in 2000, compared with $20.9 million in 1999 and $22.7 million in 1998. The 2000 increase resulted from higher borrowing levels due to the acquisition of BeautiControl and the repurchase of common shares in the fourth quarter. The 2000 increase was partially offset by lower interest rates from carrying a higher proportion of debt offshore, and also from shifting the offshore debt to lower cost countries with lower interest rates, which also accounted for the decrease in 1999 compared with 1998.

64  Tupperware Corporation


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


REGIONAL RESULTS 2000 VS. 1999

(Dollars in millions)                          2000               1999
----------------------------------------------------------------------
Net sales:
 Europe                                    $  424.1           $  489.1
 Asia Pacific                                 242.0              242.3
 Latin America                                193.0              154.2
 United States                                201.8              178.2
 BeautiControl                                 12.2                 --
----------------------------------------------------------------------
   Total net sales                         $1,073.1           $1,063.8
======================================================================
Operating profit:
 Europe                                    $   94.1           $  110.7
 Asia Pacific                                  44.8               35.0
 Latin America                                  8.0(b)            12.0
 United States                                 15.6                4.7
 BeautiControl                                  0.1                 --
----------------------------------------------------------------------
   Total operating profit                  $  162.6           $  162.4
======================================================================

a.   2000 actual compared with 1999 translated at 2000 exchange rates.

b. Includes $6.3 million of costs associated with the write-down of inventory and receivables related to adopting an importing distributor model for certain countries.

nm - Not meaningful.

na - Not applicable.

                                                      Tupperware Corporation  65


       INCREASE                           NEGATIVE
      (DECREASE)            RESTATED(A)    FOREIGN          PERCENT OF TOTAL
----------------------       INCREASE     EXCHANGE         ------------------
 DOLLAR       PERCENT       (DECREASE)     IMPACT          2000         1999
-----------------------------------------------------------------------------
$(65.0)         (13)%           1%         $(68.2)          39%          46%
  (0.3)          --             1            (2.9)          23           23
  38.8           25            27            (1.7)          18           14
  23.6           13            13              na           19           17
  12.2           na            na              na            1           na
-----------------------------------------------------------------------------
$  9.3            1%            8%         $(72.8)         100%         100%
=============================================================================

$(16.6)         (15)%           1%         $(17.3)          58%          68%
   9.8           28            35            (1.7)          27           22
  (4.0)         (33)          (32)           (0.2)           5            7
  10.9           nm            nm              na           10            3
   0.1           na            na              na           --           na
-----------------------------------------------------------------------------
$  0.2           --%           14%         $(19.2)         100%         100%
=============================================================================

66  Tupperware Corporation


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


EUROPE

Excluding the impact of weaker currencies, the sales increase for 2000 was due to increases in Germany and Scandinavia, driven by larger sales forces and improved productivity. Also contributing to the sales increase was growth in the emerging Russian market. These increases were partially offset by declines in Switzerland, Belgium and Greece due to smaller active sales forces. In 1999, Germany, the region's largest market, experienced a decline in sales due to the impact of legislation that imposes a tax on certain part-time workers. The Company held meetings in 1999 with the German sales force to explain the impact of the new legislation, as well as to offer financial assistance in addressing this issue to members of the sales force who remain with the Company for a specified period. As a result of these actions, and effective recruiting programs, Germany's sales were $184.8 million in 2000, an increase of 3 percent in local currency. In 1999, restated for the negative foreign exchange impact of $30.3 million, sales were $178.9 million. The Company does not expect the legislation to impact Germany's 2001 results. The German market also accounts for a substantial portion of Europe's operating profit. In local currency, operating profit improved slightly over 1999 due to improvements in Germany and Scandinavia, partially offset by declines in Switzerland, Spain and the United Kingdom. The increase was the result of the higher sales levels, as well as a slightly higher gross margin percentage, partially offset by higher operating expenses.

ASIA PACIFIC

Japan was the main contributor to the sales increase in 2000, in addition to improvements in Australia, Thailand and the new market of India. These increases were driven by promotional programs, as well as larger, more productive sales forces. Offsetting these improvements was a decline in the Philippines, due to the economic and political situation that continued throughout 2000. The significant improvement in operating profit was driven by higher gross margins, primarily due to an increase in Japan, as well as the focus on cost reductions. Also contributing to the area's increase was a benefit of a use tax incentive of $4.7 million, which resulted from a change in legal structure. A weaker Philippine peso and Australian dollar were primarily responsible for the negative impact of foreign exchange on sales and operating profit comparisons.

                                                      Tupperware Corporation  67


LATIN AMERICA

Beginning in the first quarter of 2000, the distribution model for Brazil, Argentina and Venezuela was modified. In these markets, sales are now made directly to the sales force with distributors compensated through commission payments. Although there is no impact on operating profit, this model results in sales being recorded at an amount that includes the margin that previously was realized by the distributors. This change increases distributor profitability and enables them to focus less on administrative tasks and more on recruiting, training and motivating their sales forces. Excluding the impact of the change in the distribution center model and foreign exchange, net sales increased 14 percent due to increases in Mexico and Brazil. Mexico's increase was due to strong promotional programs and higher sales force productivity. In Brazil, the number of distributors has significantly increased, leading to a larger sales force and increased sales. The impact of foreign exchange on the sales comparison reflected the weakening of Central American currencies.

In the fourth quarter of 2000, the Company decided to begin operating the Latin America businesses, other than Mexico and Brazil, under an importing distributor model. This change is expected to improve the Company and distributor value chains while retaining a structure for growth. The decrease in operating profit in 2000 is due to a $6.3 million charge for the related write-down of inventory and accounts receivable, operating expenses in Brazil incurred to implement the new distribution center model and a decline in Argentina due to lower sales volumes and higher costs.

UNITED STATES

The 13-percent sales increase for the year was attributable to a more productive sales force and the integrated direct access (IDA) initiatives, which are a convergence of the core party plan business with showcases, the Internet and television sales. The IDA initiatives directly contributed approximately 35 percent of the sales increase, and represented 8 percent of total sales. Despite difficulty in recruiting and motivating consultants in a full employment environment, the total sales force grew 10 percent over 1999, reflecting the success of recruiting initiatives and benefits of the IDA channels. Operating profit more than tripled in 2000 primarily driven by the increase in sales volume and the related increase in gross profits. The gross margin percentage increased slightly over 1999, and operating expenses decreased as a percent of sales.

BEAUTICONTROL

In October 2000, the Company completed the acquisition of BeautiControl, a party plan direct seller that markets premium cosmetics and skin care products through a highly trained independent sales force. On a pro forma basis, comparing all of October through December 2000 with the same 1999 period, sales were 10 percent higher and profit was up substantially. Subsequent to the acquisition, the Company announced the closure of BeautiControl's Taiwan and Hong Kong subsidiaries and discontinued its Eventus nutritional supplement product line. In 2001, the Company will focus on enhancing the North American beauty business, and starting operations in Latin America. By late second quarter of 2001, the Company expects to launch operations in Mexico.

68  Tupperware Corporation


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


REGIONAL RESULTS 1999 VS. 1998

(DOLLARS IN MILLIONS)                             1999            1998
------------------------------------------------------------------------
Net sales:
 Europe                                         $  489.1        $  518.7
 Asia Pacific                                      242.3           211.5
 Latin America                                     154.2           186.8
 United States                                     178.2           186.9
------------------------------------------------------------------------
   Total net sales                              $1,063.8        $1,103.9
========================================================================

Operating profit (loss):
 Europe                                         $  110.7        $  123.9
 Asia Pacific                                       35.0            20.2
 Latin America                                      12.0           (16.4)
 United States                                       4.7             4.0
------------------------------------------------------------------------
   Total operating profit (loss)                $  162.4        $  131.7
========================================================================

a. 1999 actual compared with 1998 translated at 1999 exchange rates. nm - Not meaningful.
na - Not applicable


EUROPE

The sales decline in Europe was primarily due to lower volume in Germany, which was driven by the impact of new social security tax legislation. The United Kingdom and Scandinavia also had lower sales volumes. Offsetting these declines was a significant sales increase in France in addition to improvement in Italy. The German market had a sequential sales improvement, comparing fourth quarter 1999 with fourth quarter 1998, due primarily to recruiting programs that had a positive impact on the sales force trends. Germany had sales of $209.2 million in 1999 compared with $241.2 million in 1998. Foreign exchange had a $9.4 million negative impact on the comparison. The decrease in the area's operating profit primarily reflected the lower sales level along with higher operating expense partially offset by a slightly higher gross margin percentage. Operating expenses in Germany increased in 1999 due to the reimbursement of a portion of the social security tax, as well as higher promotion expenses incurred to stimulate sales growth.

ASIA PACIFIC

Asia Pacific led the areas with a 4-percent increase in sales and a 49-percent increase in operating profit, excluding the favorable impact of exchange rates. The sales increase was primarily due to improvements in Korea, Australia, Indonesia, the Philippines and India, and was driven by the economic recovery in Korea in addition to an increase in the total sales force as a result of successful recruiting programs. Partially offsetting this improvement was a decline in Japan. Difficulties in the local economy and a less active sales force contributed to the decline in Japan, although there was improvement in the fourth quarter. The improvement in area's operating profit was due to the focus on cost reduction measures and higher sales volumes, in addition to smaller losses in China and India. Currencies throughout the region strengthened in comparison with the U.S. dollar.

                                                     Tupperware Corporation   69


                                          POSITIVE
      INCREASE                           (NEGATIVE)
      DECREASE           RESTATED(A)      FOREIGN        PERCENT OF TOTAL
--------------------      INCREASE        EXCHANGE      -----------------
 DOLLAR      PERCENT     (DECREASE)        IMPACT         1999       1998
-------------------------------------------------------------------------
$(29.6)        (6)%         (1)%          $(23.9)         46%         47%
  30.8         15            4              20.8          23          19
 (32.6)       (18)          (9)            (16.6)         14          17
  (8.7)        (5)          (5)               na          17          17
-------------------------------------------------------------------------
$(40.1)        (4)%         (2)%          $(19.7)        100%        100%
=========================================================================

$(13.2)       (11)%         (7)%          $ (5.2)         68%         94%
  14.8         73           49               3.3          22          15
  28.4         nm           nm               1.7           7          nm
   0.7         17           17                na           3           3
-------------------------------------------------------------------------
$ 30.7         23%          23%           $ (0.2)        100%         nm
=========================================================================

LATIN AMERICA

In local currency, Latin American sales decreased 9 percent as declines in Venezuela, Argentina and Brazil offset improved performance in Mexico. These declines were due to a smaller sales force resulting mainly from the decision to significantly reduce the number of distributors in those markets in order to enhance the opportunity for profitability of those remaining. The improvement in Mexico was primarily due to price increases. Operating profits improved significantly to $12.0 million profit versus a $16.4 million operating loss. The increase was due to cost reductions, a higher gross margin percentage and lower promotion expenses. The impact of foreign exchange on the sales comparisons reflected weakness in the Brazilian real and the Mexican peso.

UNITED STATES

The 5-percent sales decrease for the year was primarily the result of a smaller sales force reflecting the difficulty of recruiting and motivating consultants in a full employment environment. This factor was somewhat mitigated by further improvements in sales force productivity and by sales through the integrated direct access channels. In the fourth quarter, IDA, mainly showcases, accounted for 7 percent of U.S. sales. Higher operating profit is primarily being driven by improved gross margin percentages, reflecting a more favorable mix of sales and a modest price increase. A decrease in operating expenses partially offset by an increase in promotional spending associated with additional recruiting programs also contributed to the operating profit increase.

70  Tupperware Corporation


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES. Working capital increased to $96.6 million as of December 30, 2000 compared with $61.3 million as of December 25, 1999 and $95.5 million as of December 26, 1998. The current ratio was 1.4 to 1 at the end of 2000 compared with 1.2 to 1 at the end of 1999 and 1.3 to 1 at the end of 1998. In 2000, working capital increased from a higher level of net inventories and cash, as well as lower accrued liabilities and current portion of long-term debt. The increase in inventory has a seasonal component, and reflects higher sales levels and a modest increase in raw material inventory in light of increasing prices. The level of short-term borrowings reflects the Company's classification of a portion of its outstanding borrowings that are due within one year by their terms as non-current due to its ability and intent that they remain outstanding throughout the succeeding twelve months. Based on the timing of the Company's cash inflows during the year, as well as the overall level of short-term borrowings at the end of each period, a higher amount was classified as current at the end of 1999 than at the end of 2000.

In 1999, working capital decreased from a lower level of net inventories reflecting the Company's reduction initiatives, partially offset by an increase in accounts receivable, primarily reflecting higher December 1999 sales in Europe compared with December 1998, and a higher current portion of long-term debt.

The Company has a $300.0 million unsecured multicurrency credit facility that expires on August 8, 2002, and $280.0 million of foreign uncommitted lines of credit. As of December 30, 2000, the Company had $129.9 million available under the multicurrency credit facility and $204.0 million available under the foreign lines of credit. The multicurrency credit facility, the foreign uncommitted lines of credit and cash generated by operating activities are expected to be adequate to finance working capital needs and capital expenditures. The total debt-to-capital ratio at the end of 2000 was 75.6 percent compared with 66.8 percent at the end of 1999. The increase in debt primarily reflects the borrowings in the fourth quarter of 2000 associated with the acquisition of BeautiControl, the increase in working capital and the common stock repurchase.

                                                      Tupperware Corporation  71


OPERATING ACTIVITIES. Cash provided by operating activities was $86.1 million in 2000, compared with $113.0 million in 1999 and $118.1 million in 1998. The 2000 decrease in cash flow reflects a decrease in accrued liabilities versus an increase in 1999, as well as an increase in net inventories in 2000 versus a decrease in 1999. This impact was partially offset by a smaller increase in accounts receivable. The 1999 decrease in cash flow reflects a smaller decrease in inventories, and an increase in accounts receivable, partially offset by an increase in net income and cash taxes in excess of the effective tax rate to a lower extent than in 1998. Cash flow reflects the payment of $11.4 million and $11.1 million of re-engineering and impairment costs in 2000 and 1999, respectively.

INVESTING ACTIVITIES. For 2000, 1999 and 1998, respectively, capital expenditures totaled $46.3 million, $40.9 million and $46.2 million. The most significant individual component of capital spending was new molds. The increase in capital spending in 2000 was due to the purchase of an operating software system, partially offset by the steadily decreasing level of spending on plant and equipment in light of the Company's manufacturing productivity improvements. Capital expenditures are expected to be between $45 million and $50 million in 2001.

In October 2000, the Company completed the acquisition of BeautiControl, purchasing all of the 7,231,448 common shares for $7 per share. The purchase price, net of cash acquired, was $56.3 million and included the shares acquired, the settlement of in-the-money stock options as well as transaction costs.

DIVIDENDS. During 2000, 1999 and 1998, the Company declared dividends of $0.88 per share of common stock totaling $50.9 million, $50.7 million and $51.6 million, respectively.

SUBSCRIPTIONS RECEIVABLE. In 1998, the Company made a non-recourse, non-interest bearing loan of $7.7 million (the loan) to its chairman and chief executive officer (chairman), the proceeds of which were used by the chairman to buy in the open market 400,000 shares of the Company's common stock (the shares). The shares are pledged to secure the repayment of the loan. The loan has been recorded as a subscription receivable and is due November 12, 2006, with voluntary prepayments permitted subsequent to November 12, 2002. Ten percent of any annual cash bonus awards are being applied against the balance of the loan. As the loan is reduced by voluntary payments after November 12, 2002, the lien against the shares will be reduced. The subscription receivable is being reduced as payments are received. As of December 30, 2000, the loan balance was $7.6 million.

In October 2000, a subsidiary of the Company adopted a Management Stock Purchase Plan (the MSPP), which provides for eligible executives to purchase Company stock. Under the MSPP, subsidiaries of the Company have issued full recourse loans for $13.6 million to 33 senior executives to purchase 847,000 common shares from treasury stock.

SHARE REPURCHASES. In conjunction with the MSPP, in order to minimize the increase in the number of shares outstanding, the Company repurchased in the open market 800,000 shares of common stock in the fourth quarter of 2000 for $14.4 million, or an average of $18 per share.

In 1998, the Company repurchased 3.5 million shares in the open market, completing a 5.0 million share repurchase program announced in 1996. Share repurchases in 1998 cost $93.1 million, or an average of $27 per share.

72  Tupperware Corporation


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


YEAR 2000 ISSUES

The Company studied the "Year 2000" issues affecting its information technology, non-information technology systems and the issues with third party companies and other significant suppliers, and implemented a plan to address them. Year 2000 issues have not had a material adverse effect on the Company's operations. The cost of addressing its Year 2000 issues was approximately $5.3 million. These costs did not have a material effect on the Company's financial position or results of operations in any one period in part because they represented the re-deployment of existing information technology resources, and because they would have been incurred as part of normal software upgrades and replacements.

Due to the Company's extensive foreign operations, it is exposed to Year 2000 issues related to the infrastructures of the countries where these operations are located; however, the Company is not aware of any specific issues that have not been addressed through implementation of its plan. Although the Company believes that it successfully avoided any significant disruption from the Year 2000 issue, it will continue to monitor all critical systems for the appearance of delayed complications or disruptions, problems relating to the leap year and problems encountered through suppliers, customers and other third parties with whom the Company deals.

EURO IMPLEMENTATION

On January 1, 1999, several European countries that are members of the European Monetary Union adopted one common currency - the euro. To date there has been no significant impact from the adoption of the euro, and none is expected. The incremental cost to the Company of addressing the euro conversion has not been material.

IMPACT OF INFLATION

Inflation as measured by consumer price indices has continued at a low level in most of the countries in which the Company operates.

                                                      Tupperware Corporation  73


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

Another economic risk of the Company, which is associated with its operating internationally, is the exposure to fluctuations in foreign currency exchange rates on the earnings, cash flows and financial position of the Company's international operations. The Company is not able to project in any meaningful way the possible effect of these fluctuations on translated amounts or future earnings. This is due to the Company's constantly changing exposure to various currencies, the fact that all foreign currencies do not react in the same manner in relation to the U.S. dollar and the large number of currencies involved, although the Company's most significant exposure is to the euro.

Although this currency risk is partially mitigated by the natural hedge arising from the Company's local manufacturing in many markets, a strengthening U.S. dollar generally has a negative impact on the Company. In response to this fact, the Company uses financial instruments, such as cross-currency interest rate swaps, forward contracts and local currency borrowings to hedge its exposure to certain foreign exchange risks associated with a portion of its investment in international operations. In addition to hedging against the balance sheet impact of changes in exchange rates, the hedge of investments in international operations also has the effect of hedging a portion of the cash flows from those operations. The Company also hedges with forward contracts and currency options certain other exposures to various currencies arising from non-permanent intercompany loans and forecasted purchase commitments.

NEW PRONOUNCEMENTS

The Company is required to adopt the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities", as of the beginning of its 2001 fiscal year. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation of the hedge exposure. Depending on how the hedge is used and the designation, the gain or loss due to changes in fair value is reported either in earnings or in other comprehensive income. Adoption of the statements will have no significant impact on the accounting treatment and financial results related to the hedging programs the Company has undertaken.

74  Tupperware Corporation


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


The following is a listing of the Company's outstanding derivative financial instruments as of December 30, 2000 and December 25, 1999.

FORWARD CONTRACTS                                        2000                                     1999
------------------------------------------------------------------------------------------------------------------------
                                                                        WEIGHTED                                WEIGHTED
                                                                         AVERAGE                                 AVERAGE
                                                                        CONTRACT                                CONTRACT
                                                                         RATE OF                                 RATE OF
(DOLLARS IN MILLIONS)                        BUY         SELL           EXCHANGE        BUY       SELL          EXCHANGE
------------------------------------------------------------------------------------------------------------------------
Euro with U.S. dollars                      $ 90.2                        0.9091       $70.2                      1.0340
Japanese yen with U.S. dollars                49.2                      109.0744        19.2                    101.3265
Mexican pesos with U.S. dollars               33.9                        9.8267        17.5                      9.5463
Australian dollars with U.S. dollars          13.3                        0.5559        12.7                      0.6457
Philippine pesos with U.S. dollars             9.5                       51.8567        13.6                     40.9280
Swiss francs with U.S. dollars                 8.3                        1.6488        21.1                      1.5677
Singapore dollars with U.S. dollars            4.6                        1.7139         4.8                      1.6688
Greek drachma with U.S. dollars                4.4                      370.5800         3.1                    324.9300
Danish krona with U.S. dollars                 3.2                        8.1195
Canadian dollars with U.S. dollars             1.4                        1.5086         3.9                      1.4718
German marks with U.S. dollars                                                          24.4                      1.9333
Euro for U.S. dollars                                    $40.0            0.9103                  $ 4.6           1.0470
Swiss francs for U.S. dollars                             11.8            1.6508                   19.3           1.5631
Mexican pesos for U.S. dollars                             9.7            9.8156                   21.3          10.3200
Japanese yen for U.S. dollars                              8.0          107.0402                   17.5         101.8794
British pounds for U.S. dollars                            4.5            1.4763
South Korean won for U.S. dollars                          1.5        1,130.5000
Philippine pesos for U.S. dollars                          1.2           51.8500
German marks for U.S. dollars                                                                       4.2           1.9368
Other currencies                               4.2         4.4           various        16.2        7.6          various
------------------------------------------------------------------------------------------------------------------------
 Total                                      $222.2       $81.1                        $206.7     $ 74.5
========================================================================================================================

                                                      Tupperware Corporation  75


CROSS CURRENCY INTEREST RATE SWAPS                    1999
---------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                                              WEIGHTED
                                                                    AVERAGE
                                       AMOUNT AT              CONTRACT RATE
CURRENCY OWED                          INCEPTION                OF EXCHANGE
---------------------------------------------------------------------------
Euro                                     $65.5                       1.0650
Japanese yen                              14.2                     141.3300
Swiss francs                              10.0                       1.5000
---------------------------------------------------------------------------
   Total                                 $89.7
===========================================================================

The Company's derivative financial instruments at December 30, 2000 and December 25, 1999, consisted solely of the financial instruments summarized above. All of the contracts mature within 12 months. Related to the forward contracts, the "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, all translated at the year-end market exchange rates for the U.S. dollar. All forward contracts are hedging cross-currency intercompany loans that are not permanent in nature, balance sheet exposures or forcasted purchase commitments. As of the end of fiscal 2000, the Company had no cross currency interest rate swaps.

FORWARD-LOOKING STATEMENTS

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this report, other reports, filings with the Securities and Exchange Commission, press releases, conferences or otherwise, are "forward-looking statements" within the meaning of the Private Securities Litigation Report Reform Act of 1995 ("the Act"). Investors should also be aware that while the Company does, from time to time, communicate with securities analysts, it is against the Company's policy to disclose to them any material nonpublic information or other confidential commercial information. Accordingly, shareholders should not assume that the Company agrees with any statement or report issued by any analyst irrespective of the content of the confirming financial forecasts or projections issued by others.

Statements contained in this report that are not based on historical facts are forward-looking statements involving risks and uncertainties, including sales force recruiting and activity levels, success of new products and promotional programs, integration of the BeautiControl business, expansion of the BeautiControl business into foreign markets, expansion of the Company's integrated direct access initiatives into foreign markets, economic and market conditions generally and foreign exchange risk in particular and other risks detailed in the Company's Securities and Exchange Commission filings. These risks and uncertainties may cause actual results to differ materially from those projected in forward-looking statements.

76  Tupperware Corporation


CONSOLIDATED STATEMENTS OF INCOME


                                                                        YEAR ENDED
                                                    ------------------------------------------------------
(In millions, except per share amounts)             DEC. 30, 2000       DEC. 25, 1999        DEC. 26, 1998
----------------------------------------------------------------------------------------------------------
Net sales                                              $ 1,073.1           $ 1,063.8           $ 1,103.9
----------------------------------------------------------------------------------------------------------
Costs and expenses:
 Cost of products sold                                     358.4               365.1               406.3
 Delivery, sales and administrative expense                578.4               556.8               583.4
 Interest expense                                           22.9                23.0                24.8
 Interest income                                            (1.9)               (2.1)               (2.1)
 Re-engineering and impairment charge                       12.5                15.1                  --
 Other expense, net                                          1.7                 2.6                  --
----------------------------------------------------------------------------------------------------------
   Total costs and expenses                                972.0               960.5             1,012.4
----------------------------------------------------------------------------------------------------------
Income before income taxes                                 101.1               103.3                91.5
Provision for income taxes                                  26.2                24.3                22.4
----------------------------------------------------------------------------------------------------------
Net income                                             $    74.9           $    79.0           $    69.1
==========================================================================================================
Net income per common share:
   Basic                                               $    1.30           $    1.37           $    1.19
==========================================================================================================
   Diluted                                             $    1.29           $    1.37           $    1.18
==========================================================================================================

See Notes to the Consolidated Financial Statements.

                                                      Tupperware Corporation  77


                                                     CONSOLIDATED BALANCE SHEETS

(Dollars in millions, except per share amounts)                                  DEC. 30, 2000     DEC. 25, 1999
----------------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                                            $  32.6           $  24.4
Accounts receivable, less allowances of $27.7 million in 2000
 and $22.5 million in 1999                                                             112.5             114.4
Inventories                                                                            144.1             136.7
Deferred income tax benefits                                                            47.1              48.5
Prepaid expenses and other                                                              36.1              46.5
----------------------------------------------------------------------------------------------------------------
   Total current assets                                                                372.4             370.5
----------------------------------------------------------------------------------------------------------------
Deferred income tax benefits                                                           123.2             107.9
Property, plant and equipment, net                                                     233.1             242.9
Long-term receivables, net of allowances of $28.4 million in 2000
 and $28.0 million in 1999                                                              31.2              34.2
Goodwill, net of amortization of $0.2 million in 2000                                   57.7               2.9
Other assets                                                                            31.8              37.7
----------------------------------------------------------------------------------------------------------------
   Total assets                                                                      $ 849.4           $ 796.1
================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable                                                                     $  88.6           $  87.8
Short-term borrowings and current portion of long-term debt                             26.9              43.9
Accrued liabilities                                                                    160.3             177.5
----------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                           275.8             309.2
----------------------------------------------------------------------------------------------------------------
Long-term debt                                                                         358.1             248.5
Accrued post-retirement benefit cost                                                    37.4              37.0
Other liabilities                                                                       54.2              56.1

Commitments and contingencies (Note 13)
Shareholders' equity:
 Preferred stock, $0.01 par value, 200,000,000 shares authorized;
   none issued                                                                            --                --
 Common stock, $0.01 par value, 600,000,000 shares authorized;
   62,367,289 shares issued                                                              0.6               0.6
 Paid-in capital                                                                        21.7              20.3
 Subscriptions receivable                                                              (21.2)             (7.7)
 Retained earnings                                                                     493.7             484.0
 Treasury stock, 4,483,151 and 4,701,740 shares at cost in 2000
   and 1999, respectively                                                             (125.5)           (140.2)
 Unearned portion of restricted stock issued for future service                         (0.4)             (0.6)
 Accumulated other comprehensive loss                                                 (245.0)           (211.1)
----------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                          123.9             145.3
----------------------------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                                        $ 849.4           $ 796.1
================================================================================================================

See Notes to the Consolidated Financial Statements.

78  Tupperware Corporation


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                    COMMON STOCK              TREASURY STOCK
                                                 ----------------------------------------------
(In millions, except per share amounts)          SHARES     DOLLARS          SHARES    DOLLARS
-----------------------------------------------------------------------------------------------
December 27, 1997                                 62.4       $0.6              1.4     $ (54.0)
Net income
Other comprehensive income:
 Foreign currency translation
 adjustments, net of tax
 benefit of $3.7 million
Comprehensive income
Cash dividends declared ($0.88 per share)
Stock issued for note receivable
Purchase of treasury stock                                                     3.5       (93.1)
Earned restricted stock, net
Stock issued for incentive
 plans and related tax benefits                                               (0.1)        5.1
-----------------------------------------------------------------------------------------------
December 26, 1998                                 62.4        0.6              4.8      (142.0)
Net income
Other comprehensive loss:
 Foreign currency translation
 adjustments, net of tax
 provision of $4.2 million
Comprehensive income
Cash dividends declared ($0.88 per share)
Earned restricted stock, net
Stock issued for incentive
 plans and related tax benefits                                               (0.1)        1.8
-----------------------------------------------------------------------------------------------
December 25, 1999                                 62.4        0.6              4.7      (140.2)
Net income
Other comprehensive loss:
 Foreign currency translation adjustments,
 net of tax provision of $3.3 million
Comprehensive income
Cash dividends declared ($0.88 per share)
Acquisition of BeautiControl, Inc.
Stock sold under Management
 Stock Purchase Plan                                                          (0.8)       25.5
Purchase of treasury stock                                                     0.8       (14.4)
Payment of subscription receivable
Earned restricted stock, net
Stock issued for incentive
 plans and related tax benefits                                               (0.2)        3.6
-----------------------------------------------------------------------------------------------
December 30, 2000                                 62.4       $0.6              4.5     $(125.5)
===============================================================================================

See Notes to the Consolidated Financial Statements.

                                                      Tupperware Corporation  79


                                                UNEARNED     ACCUMULATED
                                              PORTION OF           OTHER
                                        RESTRICTED STOCK   COMPREHENSIVE            TOTAL     COMPRE-
PAID-IN    SUBSCRIPTIONS     RETAINED         ISSUED FOR          INCOME    SHAREHOLDERS'     HENSIVE
CAPITAL       RECEIVABLE     EARNINGS     FUTURE SERVICE          (LOSS)           EQUITY      INCOME
-----------------------------------------------------------------------------------------------------
$ 19.5      $   --          $  441.4        $ (2.4)            $(190.9)         $ 214.2
                                69.1                                               69.1        $ 69.1

                                                                   0.5              0.5           0.5
                                                                                               ------
                                                                                               $ 69.6
                                                                                               ======
                               (50.9)                                             (50.9)
              (7.7)                                                                (7.7)
                                                                                  (93.1)
                                               1.0                                  1.0
                                (2.4)                                               2.7
---------------------------------------------------------------------------------------
  19.5        (7.7)            457.2          (1.4)             (190.4)           135.8
                                79.0                                               79.0        $  79.0

                                                                 (20.7)           (20.7)         (20.7)
                                                                                               -------
                                                                                               $  58.3
                                                                                               =======
                               (50.7)                                             (50.7)
                                               0.8                                  0.8
   0.8                          (1.5)                                               1.1
---------------------------------------------------------------------------------------
  20.3        (7.7)            484.0          (0.6)             (211.1)           145.3
                                74.9                                               74.9        $  74.9

                                                                 (33.9)           (33.9)         (33.9)
                                                                                               -------
                                                                                               $  41.0
                                                                                               =======
                               (50.9)                                             (50.9)
   1.0                                                                              1.0

             (13.6)            (11.8)                                               0.1
                                                                                  (14.4)
               0.1                                                                  0.1
                                               0.2                                  0.2
   0.4                          (2.5)                                               1.5
---------------------------------------------------------------------------------------
$ 21.7      $(21.2)          $ 493.7        $ (0.4)            $(245.0)         $ 123.9
=======================================================================================

80  Tupperware Corporation


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          YEAR ENDED
                                                                    ------------------------------------------------------
(In millions)                                                       DEC. 30, 2000       DEC. 25, 1999       DEC. 26, 1998
--------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:

Net income                                                            $    74.9           $    79.0           $    69.1
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation and amortization                                           52.1                55.6                64.0
   Loss on sale of assets                                                   3.3                 3.3                 3.4
   Foreign exchange loss (gain), net                                        0.3                 0.1                (0.6)
   Non-cash re-engineering and impairment costs                            13.2                 3.1                  --
Changes in assets and liabilities:
 (Increase) decrease in accounts and notes receivable                      (9.3)              (30.1)                2.2
 (Increase) decrease in inventories                                       (17.9)                9.1                29.8
 (Decrease) increase in accounts payable
   and accrued liabilities                                                (21.2)                6.0                (1.8)
 Increase (decrease) in income taxes payable                                2.7                 0.6               (27.9)
 Increase in net deferred income taxes                                    (13.8)              (17.7)              (15.1)
 Other, net                                                                 1.8                 4.0                (5.0)
--------------------------------------------------------------------------------------------------------------------------
 Net cash provided by operating activities                                 86.1               113.0               118.1
--------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:

Capital expenditures                                                      (46.3)              (40.9)              (46.2)
Purchase of BeautiControl, Inc., net of cash acquired                     (56.3)                 --                  --
--------------------------------------------------------------------------------------------------------------------------
 Net cash used in investing activities                                   (102.6)              (40.9)              (46.2)
--------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:

Dividend payments to shareholders                                         (50.8)              (50.7)              (51.6)
Payments to acquire treasury stock                                        (14.4)                 --               (93.1)
Payment of long-term debt                                                 (15.0)                 --                  --
Proceeds from exercise of stock options                                     1.0                 0.6                 1.4
Payment (issuance) of subscription receivable                               0.1                  --                (7.7)
Net increase (decrease) in short-term debt                                105.5               (23.2)               80.9
--------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) financing activities                       26.4               (73.3)              (70.1)
--------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash
 and cash equivalents                                                      (1.7)                2.6                (0.9)
--------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                   8.2                 1.4                 0.9
Cash and cash equivalents at beginning of year                             24.4                23.0                22.1
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $    32.6           $    24.4           $    23.0
==========================================================================================================================

SUPPLEMENTAL DISCLOSURE:

Treasury shares sold for notes receivable                             $    13.6           $      --           $      --
==========================================================================================================================

See Notes to the Consolidated Financial Statements.

                                                      Tupperware Corporation  81


                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Tupperware Corporation and all of its subsidiaries (Tupperware, the Company). All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on the last Saturday of December. Fiscal year 2000 consisted of 53 weeks compared with 52 weeks in 1999.

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

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 30, 2000 and December 25, 1999, $16.5 million and $8.3 million, respectively, of the cash and cash equivalents included on the consolidated balance sheets were held in the form of time deposits or certificates of deposit.

INVENTORIES. Inventories are valued at the lower of cost or market. Inventory cost includes cost of raw material, labor and overhead. Domestic Tupperware inventories, approximately 12 percent and 17 percent of total inventories, at December 30, 2000 and December 25, 1999, respectively, are valued on the last-in, first-out (LIFO) cost method. The first-in, first-out (FIFO) cost method is generally used for the remaining inventories. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $13.1 million and $11.9 million higher at the end of 2000 and 1999, respectively.

INTERNAL USE SOFTWARE DEVELOPMENT COSTS. The Company capitalizes internal use software development costs as they are incurred and amortizes such costs over their estimated useful lives of three to five years beginning when the software is placed in service.

PROPERTY, PLANT AND EQUIPMENT. Properties are initially stated at cost. Depreciation is determined on a straight-line basis over estimated useful lives. Generally, the estimated useful lives are 10 to 45 years for buildings and improvements and 3 to 20 years for machinery and equipment. Upon the sale or retirement of property, plant and equipment, a gain or loss is recognized. If the carrying value of an asset, including associated intangibles, exceeds the sum of estimated undiscounted future cash flows, then an impairment loss is recognized for the difference between estimated fair value and carrying value. Expenditures for maintenance and repairs are charged to expense.

GOODWILL. Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized over 40 years using the straight-line method.

REVENUE RECOGNITION. Revenue is recognized when product is shipped to customers.

82  Tupperware Corporation


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


SHIPPING AND HANDLING COSTS. In October 2000, the Emerging Issues Task Force issued EITF 00-10, "Accounting for Shipping and Handling Revenues and Costs", which requires fees billed to customers associated with shipping and handling to be classified as revenue, and costs associated with shipping and handling to be either classified as cost of sales or disclosed in the notes to the financial statements. Accordingly, the Company has reclassified the revenue related to the shipping and handling fees billed to customers, which was previously recorded as a reduction of delivery expense, to net sales for all periods presented. Costs associated with shipping and handling activities are comprised of outbound freight and associated direct labor costs and were $70.0 million, $69.0 million and $76.4 million for 2000, 1999 and 1998, respectively and were recorded in delivery, sales and administrative expense.

ADVERTISING AND RESEARCH AND DEVELOPMENT COSTS. Advertising and research and development costs are charged to expense as incurred. Advertising expense totaled $5.9 million, $8.7 million and $7.2 million in 2000, 1999 and 1998, respectively. Research and development costs totaled $12.8 million, $12.3 million and $13.8 million, in 2000, 1999 and 1998, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company measures compensation expense for employee and director stock options as the aggregate difference between the market and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the purchase price are known. Compensation expense associated with restricted stock grants is equal to the market value of the shares on the date of grant and is recorded pro rata over the required holding period. Pro forma information relating to the fair value of stock-based compensation is presented in Note 11 to the consolidated financial statements.

INCOME TAXES. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets also are recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates applicable to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment includes anticipating future income.

NET INCOME PER COMMON SHARE. The financial statements include "basic" and "diluted" per share information. Basic per share information is calculated by dividing net income by the weighted average number of shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock on both net income and the weighted average number of shares outstanding. The weighted average number of shares used in the basic earnings per share computations were 57.7 million, 57.5 million and 58.2 million, in 2000, 1999 and 1998, respectively. The only difference in the computation of basic and diluted earnings per share is the inclusion of potential common stock of 0.3 million in 2000, 0.4 million in 1999 and 0.5 million in 1998. Options to purchase 7.1 million, 2.4 million and 2.6 million shares of common stock in 2000, 1999 and 1998, respectively, were outstanding but not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares during the respective periods and, therefore, would have been anti-dilutive if included. The Company's potential common stock consists of employee and director stock options and restricted stock.

                                                      Tupperware Corporation  83


                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


DERIVATIVE FINANCIAL INSTRUMENTS. The Company uses derivative financial instruments, principally cross-currency interest rate swaps, over-the-counter forward exchange contracts and local currency options with major international financial institutions, to offset the effects of exchange rate changes on net investments in certain foreign subsidiaries, forecasted purchase commitments and certain intercompany loan transactions. Gains and losses on instruments designated as hedges of net investments in a foreign subsidies or intercompany transactions that are permanent in nature are accrued as exchange rates change, and are recognized in shareholders' equity, along with any points on forward exchange contracts, as foreign currency translation adjustments. The net interest differential on cross-currency interest rate swaps is included within interest expense. Gains and losses on contracts designated as hedges of intercompany transactions that are not permanent in nature are accrued as exchange rates change and are recognized in income. Gains and losses on contracts designated as hedges of identifiable foreign currency firm commitments are deferred and included in the measurement of the related foreign currency transaction. Contracts hedging nonpermanent intercompany transactions and identifiable foreign currency firm commitments are held to maturity.

The Company is required to adopt the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", as of the beginning of its 2001 fiscal year. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation of the hedge exposure. Depending on how the hedge is used and the designation, the gain or loss due to changes in fair value is reported either in earnings or in other comprehensive income. Adoption of the statements will have no significant impact on the accounting treatment and financial results related to the hedging programs the Company has undertaken.

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

RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform with the current year presentation.

84  Tupperware Corporation


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2:  ACQUISITION

In October 2000, the Company completed the acquisition of BeautiControl, Inc. (BeautiControl), by purchasing all of the 7,231,448 common shares outstanding for $7 per share. BeautiControl is a party plan direct seller that markets premium cosmetics and skin care products through a highly trained independent sales force in North America. The purchase price, net of cash acquired, was $56.3 million and included shares acquired, settlement of in-the-money stock options and other transaction costs. The Company also assumed $5.6 million of debt. The acquisition has been accounted for under the purchase method of accounting, and results of operations of BeautiControl have been included in the consolidated financial statements since October 18, 2000. The total cost of the acquisition was allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values. Subsequent to the acquisition, the Company has closed BeautiControl's Taiwan and Hong Kong subsidiaries, discontinued its Eventus nutritional supplement product line and recorded $5.0 million of associated costs. Goodwill recorded in connection with the transaction was $55.0 million and is being amortized over 40 years using the straight-line method. On a pro forma basis, if the acquisition would have occurred January 1, 1999, the results of BeautiControl would not have had a material impact on consolidated results in 1999 and 2000.

NOTE 3:  RE-ENGINEERING PROGRAM


In 1999, the Company announced a three-year re-engineering program designed to improve operating profit return on sales through improved organizational alignment, a higher gross margin percentage and reduced operating expenses.

In conjunction with implementing this program, the Company recorded a pretax re-engineering and impairment charge of $12.5 million in the fourth quarter of 2000 and $15.1 million in the second quarter of 1999.

The Company also incurred $7.9 million and $1.0 million in 2000 and 1999, respectively, of internal and external consulting costs associated with designing and executing the re-engineering projects, which are included in delivery, sales and administrative expense. As part of the organizational alignment, the Company decided in 2000 that all Latin American countries other than Mexico and Brazil will be operated under third party importer arrangements. This decision resulted in the write-down of inventory and accounts receivable totaling $6.3 million, as well as fixed asset write-downs and severance payments. The fixed asset write-downs and severance payments are classified as part of the re-engineering and impairment charge, while the inventory write-down is included in cost of sales, and the accounts receivable write-down is classified as delivery, sales and administrative expense. As a result of the importer arrangements, certain assets will be held for sale, and the fixed asset write-downs represent the book value in excess of fair market values less estimated selling expenses. The total after tax cost of the re-engineering program was $24.2 million in 2000 and $12.3 million in 1999.

                                                      Tupperware Corporation  85


                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The re-engineering charge includes the following categories of expenditures and relates to activities in the Company's geographic segments as indicated below (in millions):

                                 2000           1999                                   2000            1999
--------------------------------------------------------------------------------------------------------------
Severance                      $   3.1        $   9.0       Europe                   $   0.8         $   7.1
Fixed asset write-downs            3.7            3.1       Asia Pacific                 0.7             4.0
Other                              5.7            3.0       Latin America                8.7             4.0
                                                            United States                2.3              --
--------------------------------------------------------------------------------------------------------------
  Total                        $  12.5        $  15.1           Total                $  12.5         $  15.1
==============================================================================================================

In 2000, the severance costs relate primarily to the approximately 115 employees whose positions were eliminated as a result of the decision to close the Argentina distribution center. The fixed asset write-downs and other expenses relate primarily to the closure of certain Latin America offices associated with the new importer distribution method.

In 1999, the severance costs relate primarily to the approximately 200 employees whose positions were eliminated as a result of the decision to close the Spanish and Argentine manufacturing plants and to restructure the Japanese manufacturing operation and the area headquarters in Europe and Asia Pacific. The fixed asset write-downs relate primarily to the plant closures. The expenses included in the other category are primarily for non-asset write-down costs of exiting facilities and professional fees associated with accomplishing the re-engineering actions.

The liability balance as of December 30, 2000 and December 25, 1999 was as follows:

(In millions)                                                                          2000              1999
-------------                                                                        -------           -------
Beginning balance                                                                    $   0.9           $    --
 Provision                                                                              12.5              15.1
 Cash expenditures:
   Severance                                                                            (3.0)             (9.0)
   Other                                                                                (0.5)             (2.1)
 Non-cash write downs                                                                   (7.6)             (3.1)
--------------------------------------------------------------------------------------------------------------
Ending balance                                                                       $   2.3           $   0.9
==============================================================================================================

NOTE 4:  INVENTORIES

(In millions)                                                                          2000              1999
-------------                                                                        --------          --------
Finished goods                                                                       $   70.4          $   66.0
Work in process                                                                          25.5              27.9
Raw materials and supplies                                                               48.2              42.8
---------------------------------------------------------------------------------------------------------------
   Total inventories                                                                 $  144.1          $  136.7
===============================================================================================================

86  Tupperware Corporation


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5:  PROPERTY, PLANT AND EQUIPMENT

(In millions)                                                                          2000              1999
---------------------------------------------------------------------------------------------------------------
Land                                                                                 $   19.9          $   12.5
Buildings and improvements                                                              169.8             173.2
Machinery and equipment                                                                 746.2             758.1
Construction in progress                                                                 13.0              10.3
---------------------------------------------------------------------------------------------------------------
   Total property, plant and equipment                                                  948.9             954.1
Less accumulated depreciation                                                          (715.8)           (711.2)
---------------------------------------------------------------------------------------------------------------
   Property, plant and equipment, net                                                $  233.1          $  242.9
===============================================================================================================

NOTE 6:  ACCRUED LIABILITIES

(In millions)                                                                          2000              1999
---------------------------------------------------------------------------------------------------------------
Compensation and employee benefits                                                   $   51.3          $   55.1
Advertising and promotion                                                                18.9              33.8
Taxes other than income taxes                                                            17.8              18.3
Other                                                                                    72.3              70.3
---------------------------------------------------------------------------------------------------------------
   Total accrued liabilities                                                         $  160.3          $  177.5
===============================================================================================================

NOTE 7:  FINANCING ARRANGEMENTS

Debt

Debt consists of the following:

(In millions)                                                                          2000              1999
---------------------------------------------------------------------------------------------------------------
6.84% Series Notes due 2000                                                          $     --          $   15.0
7.05% Series Notes due 2003                                                              15.0              15.0
7.25% Notes due 2006                                                                    100.0             100.0
8.33% Mortgage Note                                                                       5.6                --
Short-term borrowings                                                                   264.0             161.9
Other                                                                                     0.4               0.5
---------------------------------------------------------------------------------------------------------------
                                                                                        385.0             292.4
Less current portion                                                                    (26.9)            (43.9)
---------------------------------------------------------------------------------------------------------------
   Long-term debt                                                                    $  358.1          $  248.5
===============================================================================================================

                                                      Tupperware Corporation  87


                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


(Dollars in millions)                                                                  2000              1999
---------------------                                                                --------          --------
Total short-term borrowings at year-end                                              $ 264.0           $ 161.9
Weighted average interest rate at year-end                                               5.8%              5.3%
Average short-term borrowings during the year                                        $ 242.3           $ 217.6
Weighted average interest rate for the year                                              5.9%              4.6%
Maximum short-term borrowings during the year                                        $ 300.3           $ 258.5

The average borrowings and weighted average interest rates were determined using month-end borrowings and the interest rates applicable to them. Of total short-term year-end borrowings at December 30, 2000, $170.1 million consisted of outstanding commercial paper. The remaining $93.9 million of short-term borrowings was loaned by several banks, with $57.1 million in Japanese yen, $15.3 million in German marks, $11.1 million in Belgian francs and $10.4 million in various other currencies. As of December 30, 2000, $237.1 million of the Company's outstanding borrowings that were due within one year by their terms were classified as non-current due to the Company's ability and intent that those borrowings be outstanding throughout 2001.

The mortgage note is a ten-year note amortized over a twenty-two year period with monthly payments of principal and interest of $47,988. The note is secured by certain real estate, and a balloon payment of $4.4 million is due to be paid June 1, 2009.

As of December 30, 2000, the Company had $333.9 million of unused lines of credit, including $129.9 million under the Company's $300.0 million multicurrency financing facility (the $300 Million Facility) and $204.0 million available under the $280.0 million foreign uncommitted lines of credit. The $300 Million Facility supports the Company's commercial paper borrowing capability and expires on August 8, 2002. Interest paid on total debt in 2000, 1999 and 1998 was $21.9 million, $21.6 million and $26.2 million, respectively.

Fair Value of Financial Instruments

Due to their short maturity or their insignificance, the carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities, short-term borrowings and outstanding forward exchange contracts approximated their fair values at December 30, 2000 and December 25, 1999. The approximate fair value of the Company's $100 million of 7.25 percent notes due in 2006, determined through reference to market yields, was $97.1 million and $92.5 million as of December 30, 2000 and December 25, 1999, respectively. The fair value of the remaining long-term debt approximated its book value at the end of 2000 and 1999.

88  Tupperware Corporation


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Derivative Financial Instruments

Following is a listing of the Company's outstanding derivative financial instruments as of December 30, 2000 and December 25, 1999:

FORWARD CONTRACTS                                          2000                                          1999
----------------------------------------------------------------------------------------------------------------------------
                                                                          WEIGHTED                                  WEIGHTED
                                                                           AVERAGE                                   AVERAGE
                                                                          CONTRACT                                  CONTRACT
                                                                           RATE OF                                   RATE OF
(Dollars in millions)                         BUY         SELL            EXCHANGE         BUY         SELL         EXCHANGE
----------------------------------------------------------------------------------------------------------------------------
Euro with U.S. dollars                     $  90.2                          0.9091       $  70.2                      1.0340
Japanese yen with U.S. dollars                49.2                        109.0744          19.2                    101.3265
Mexican pesos with U.S. dollars               33.9                          9.8267          17.5                      9.5463
Australian dollars with U.S. dollars          13.3                          0.5559          12.7                      0.6457
Philippine pesos with U.S. dollars             9.5                         51.8567          13.6                     40.9280
Swiss francs with U.S. dollars                 8.3                          1.6488          21.1                      1.5677
Singapore dollars with U.S. dollars            4.6                          1.7139           4.8                      1.6688
Greek drachma with U.S. dollars                4.4                        370.5800           3.1                    324.9300
Danish krona with U.S. dollars                 3.2                          8.1195
Canadian dollars with U.S. dollars             1.4                          1.5086           3.9                      1.4718
German marks with U.S. dollars                                                              24.4                      1.9333
Euro for U.S. dollars                                    $ 40.0             0.9103                    $  4.6          1.0470
Swiss francs for U.S. dollars                              11.8             1.6508                      19.3          1.5631
Mexican pesos for U.S. dollars                              9.7             9.8156                      21.3         10.3200
Japanese yen for U.S. dollars                               8.0           107.0402                      17.5        101.8794
British pounds for U.S. dollars                             4.5             1.4763
South Korean won for U.S. dollars                           1.5         1,130.5000
Philippine pesos for U.S. dollars                           1.2            51.8500
German marks for U.S. dollars                                                                            4.2          1.9368
Other currencies                               4.2          4.4            various          16.2         7.6         various
----------------------------------------------------------------------------------------------------------------------------
   Total                                   $ 222.2       $ 81.1                          $ 206.7      $ 74.5
============================================================================================================================

                                                      Tupperware Corporation  89


                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


CROSS-CURRENCY INTEREST RATE SWAPS                                                            1999
----------------------------------                                                 ---------------------------
(Dollars in millions)                                                                                 WEIGHTED
                                                                                                       AVERAGE
                                                                                   AMOUNT AT     CONTRACT RATE
Currency owed                                                                      INCEPTION       OF EXCHANGE
-------------                                                                      ---------     -------------
Euro                                                                                 $  65.5            1.0650
Japanese yen                                                                            14.2          141.3300
Swiss francs                                                                            10.0            1.5000
--------------------------------------------------------------------------------------------------------------
  Total                                                                              $  89.7
==============================================================================================================

The Company's derivative financial instruments at December 30, 2000 and December 25, 1999, consisted solely of the financial instruments summarized above. All of the contracts mature within 12 months. Related to the forward contracts, the "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, all translated at the year-end market exchange rates for the U.S. dollar. All forward contracts are hedging cross-currency intercompany loans that are not permanent in nature, balance sheet exposures or forecasted purchase commitments. As of the end of fiscal 2000, the Company had no cross currency interest rate swaps.

The Company's theoretical credit risk for each derivative instrument is its replacement cost, but management believes that the risk of incurring credit losses is remote and that such losses, if any, would not be material. The Company also is exposed to market risk on its derivative instruments due to potential changes in foreign exchange rates; however, such market risk would be substantially offset by changes in the valuation of the underlying items being hedged. For all outstanding derivative instruments, the net accrued loss was $0.8 million and $3.3 million, at December 30, 2000 and December 25, 1999, respectively. The aggregate impact of all foreign currency transactions was not material to the Company's income.

90  Tupperware Corporation


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8:  SUBSCRIPTIONS RECEIVABLE

In October 2000, a subsidiary of the Company adopted a Management Stock Purchase Plan (the MSPP), which provides for eligible executives to purchase Company stock. Under the MSPP, subsidiaries of the Company have issued full recourse loans for $13.6 million to 33 senior executives to purchase 847,000 common shares from treasury stock. The annual interest rate on the loans is 5.96 percent, and all dividends, while the loans are outstanding, will be applied toward interest due. Under the terms of the MSPP, at scheduled repayment dates, if the Company's stock price per share is below the executive's per share purchase price, and the associated loan remains outstanding, the Company will make cash bonus payments to be applied toward the repayment of the loan. The cash bonus payments are limited to not more than 25 percent of the outstanding principle on the loan then due. For each share purchased, a stock option on two shares of the Company's common stock was granted under the 2000 Incentive Plan. See Note 11 - Incentive Compensation. The loans have been recorded as subscriptions receivable, and are secured by the shares purchased. Principal amounts are due as follows: $3.4 million in 2005, $3.4 million in 2006 and $6.8 million in 2008.

On November 30, 1998, the Company made a non-recourse, non-interest bearing loan of $7.7 million (the loan) to its chairman and chief executive officer (chairman), the proceeds of which were used by the chairman to buy in the open market 400,000 shares of the Company's common stock (the shares). The shares are pledged to secure the repayment of the loan. The loan has been recorded as a subscription receivable and is due November 12, 2006, with voluntary prepayments permitted subsequent to November 12, 2002. Ten percent of any annual cash bonus awards to the chairman are being applied against the balance of the loan. As the loan is reduced by voluntary payments after November 12, 2002, the lien against the shares will be reduced. The subscription receivable is being reduced as payments are received. In late 2000, the loan and related agreements were assigned to a subsidiary of the Company.

                                                      Tupperware Corporation  91


                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9:  INCOME TAXES

For income tax purposes, the domestic and foreign components of income (loss) before taxes were as follows:

(In millions)                                                                     2000              1999               1998
----------------------------------------------------------------------------------------------------------------------------
Domestic                                                                        $   39.0          $  (15.7)          $  24.5
Foreign                                                                             62.1             119.0              67.0
----------------------------------------------------------------------------------------------------------------------------
   Total                                                                        $  101.1          $  103.3           $  91.5
=============================================================================================================================

The provision for income taxes was as follows:

(In millions)                                                                     2000              1999               1998
----------------------------------------------------------------------------------------------------------------------------
Current:
 Federal                                                                        $   10.8          $    8.7           $  (2.1)
 Foreign                                                                            25.4              26.1              43.9
 State                                                                               3.6               3.5               1.4
----------------------------------------------------------------------------------------------------------------------------
                                                                                    39.8              38.3              43.2
----------------------------------------------------------------------------------------------------------------------------
Deferred:
 Federal                                                                           (13.5)            (15.9)            (10.3)
 Foreign                                                                             0.8               3.7              (9.3)
 State                                                                              (0.9)             (1.8)             (1.2)
----------------------------------------------------------------------------------------------------------------------------
                                                                                   (13.6)            (14.0)            (20.8)
----------------------------------------------------------------------------------------------------------------------------
   Total                                                                        $   26.2          $   24.3           $  22.4
=============================================================================================================================

The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate were as follows:

(In millions)                                                                     2000              1999               1998
----------------------------------------------------------------------------------------------------------------------------
Amount computed using statutory rate                                            $   35.4          $   36.1           $  32.0
Increase (reduction) in taxes resulting from:
 Net benefit from repatriating foreign earnings                                    (18.8)             (0.3)            (22.0)
 Foreign income taxes                                                               10.3             (11.5)             11.1
 Other                                                                              (0.7)               --               1.3
----------------------------------------------------------------------------------------------------------------------------
  Total                                                                         $   26.2          $   24.3           $  22.4
=============================================================================================================================

92  Tupperware Corporation


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


In 2000, 1999 and 1998, the Company recognized $0.4 million, $0.2 million and $0.6 million, respectively, of benefits for deductions associated with the exercise of employee stock options. These benefits were added directly to capital surplus, and are not reflected in the provision for income taxes.

Deferred tax assets (liabilities) are composed of the following:

(In millions)                                                                          2000              1999
--------------------------------------------------------------------------------------------------------------
Depreciation                                                                         $  (4.3)          $  (4.2)
Other                                                                                   (2.6)             (2.9)
--------------------------------------------------------------------------------------------------------------
 Gross deferred tax liabilities                                                         (6.9)             (7.1)
--------------------------------------------------------------------------------------------------------------
Credit carry forwards                                                                   50.7              42.6
Fixed assets basis differences                                                          57.2              60.5
Employee benefits accruals                                                              13.7              21.0
Post-retirement benefits                                                                15.9              15.8
Inventory reserves                                                                      16.8              17.3
Bad debt reserves                                                                       10.7               3.2
Other accruals                                                                          39.3              29.3
--------------------------------------------------------------------------------------------------------------
 Gross deferred tax assets                                                             204.3             189.7
--------------------------------------------------------------------------------------------------------------
Valuation allowances                                                                   (31.8)            (30.8)
--------------------------------------------------------------------------------------------------------------
 Net deferred tax assets                                                             $ 165.6           $ 151.8
==============================================================================================================

At December 30, 2000, the Company has a domestic net operating loss carry forward of $7.7 million, which expires in 2018, and foreign net operating loss carry forwards of $119.9 million. Of the total net operating loss carry forwards, $62.1 million expire at various dates from 2001 to 2010, while the remainder have unlimited lives. During 2000, the Company recognized net benefits of $7.6 million related to foreign net operating loss carry forwards. Repatriation of foreign earnings would not result in a significant incremental cost to the Company. At December 30, 2000, the Company had a foreign tax credit carry forward of $3.6 million, which expires in 2005. At December 30, 2000 and December 25, 1999, the Company had valuation allowances against certain deferred tax assets totaling $31.8 million and $30.8 million, respectively. These valuation allowances relate to tax assets in jurisdictions where it is management's best estimate that there is not a greater than 50 percent probability that the benefit of the assets will be realized in the associated tax returns. The likelihood of realizing the benefit of deferred tax assets is assessed on an ongoing basis. Consequently, future material changes in the valuation allowance are possible. The Company paid income taxes in 2000, 1999 and 1998, of $35.5 million, $47.7 million and $65.3 million, respectively.

NOTE 10:  RETIREMENT BENEFIT PLANS

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

                                                      Tupperware Corporation  93


                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


requirements. The medical plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features, such as deductibles and coinsurance. The medical plans include an allowance for Medicare for post-65 retirees. The Company has the right to modify or terminate these plans.

The funded status of the plans was as follows:

                                                                U.S. plans                             Foreign plans
------------------------------------------------------------------------------------------------------------------------
                                               Pension benefits       Post-retirement benefits        Pension benefits
                                             -------------------      ------------------------     ---------------------
(In millions)                                 2000         1999         2000            1999         2000          1999
------------------------------------------------------------------------------------------------------------------------
Change in benefit obligations:
 Beginning balance                           $ 26.3       $ 29.9       $  36.5        $  41.0      $  58.6       $  64.1
   Service cost                                 1.2          1.2           0.4            0.4          2.4           2.7
   Interest cost                                2.2          1.9           2.8            2.6          2.5           2.5
   Actuarial loss (gain)                        3.4         (4.8)          2.7           (4.0)         2.7          (4.4)
   Benefits paid                               (2.2)        (1.9)         (3.1)          (3.5)        (6.9)         (4.8)
   Impact of exchange rates                      --           --            --             --         (5.7)         (1.5)
------------------------------------------------------------------------------------------------------------------------
 Ending balance                                30.9         26.3          39.3           36.5         53.6          58.6
------------------------------------------------------------------------------------------------------------------------
Change in plan assets at fair value:
   Beginning balance                           27.1         25.3            --             --         29.8          27.4
   Actual return on plan assets                 0.2          3.6            --             --          2.1           4.9
   Company contributions                        1.1           --           3.1            3.5          2.3           2.1
   Plan participant contributions                --           --            --             --          0.2           0.2
   Benefits paid                               (2.2)        (1.8)         (3.1)          (3.5)        (6.9)         (4.8)
   Impact of exchange rates                      --           --            --             --         (2.7)           --
------------------------------------------------------------------------------------------------------------------------
 Ending balance                                26.2         27.1            --             --         24.8          29.8
------------------------------------------------------------------------------------------------------------------------
Funded status of the plan                      (4.7)         0.8         (39.3)         (36.5)       (28.8)        (28.8)
   Unrecognized actuarial
    (gain) loss                                (1.3)        (6.6)          1.0           (1.9)        (2.1)         (5.7)
   Unrecognized prior
    service benefit                            (0.1)        (0.1)         (1.5)          (1.7)          --          (0.2)
   Unrecognized net transaction
    (asset) liability                            --         (0.1)           --             --          0.9           1.5
   Impact of exchange rates                      --           --            --             --         (0.1)          0.5
------------------------------------------------------------------------------------------------------------------------
 Accrued benefit cost                        $ (6.1)      $ (6.0)      $ (39.8)       $ (40.1)     $ (30.1)      $ (32.7)
========================================================================================================================
Weighted average assumptions:
 Discount rate                                  7.5%         7.8%          7.5%           7.8%         4.7%          4.5%
 Return on plan assets                          9.0          9.0           n/a            n/a          5.2           5.3
 Salary growth rate                             4.5          6.0           n/a            n/a          2.3           2.5

94  Tupperware Corporation


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Plan assets consist primarily of equity securities and corporate and government bonds. At December 30, 2000 and December 25, 1999, the accumulated benefit obligations of certain pension plans exceeded those plans' assets. For those plans, the accumulated benefit obligations were $65.7 million and $41.0 million, and the fair value of those plans' assets as of December 30, 2000 and December 25, 1999, were $41.3 million and $18.2 million, respectively.

The costs associated with the plans were as follows:

(In millions)                                              Pension benefits                   Post-retirement benefits
--------------------------------------------------------------------------------------------------------------------------
                                                    2000         1999         1998         2000         1999         1998
--------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
 Service cost                                     $   3.4      $   4.0      $   4.1      $   0.4      $   0.4      $   0.3
 Interest cost                                        4.7          4.5          4.7          2.8          2.6          2.7
 Actual return on plan assets                        (1.2)        (5.2)        (2.3)          --           --           --
 Net deferral and (amortization)                     (2.2)         2.4         (0.3)        (0.1)        (0.1)        (0.2)
--------------------------------------------------------------------------------------------------------------------------
   Net periodic benefit cost                      $   4.7      $   5.7      $   6.2      $   3.1      $   2.9      $   2.8
==========================================================================================================================

The assumed healthcare cost trend rate was 6 percent where it is expected to remain. The healthcare cost trend rate assumption has a significant effect on the amounts reported. A one percentage point change in the assumed healthcare cost trend rates would have the following effects:

(In millions)                                                                           One percentage point
---------------------------------------------------------------------------------------------------------------
                                                                                     Increase          Decrease
---------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components                              $   0.3           $  (0.3)
Effect on post-retirement benefit obligation                                             4.1              (3.5)

The Company also has several savings, thrift and profit-sharing plans. Its contributions to these plans are based upon various levels of employee participation. The total cost of these plans was $4.5 million in 2000, $3.8 million in 1999 and $4.5 million in 1998.

NOTE 11:  INCENTIVE COMPENSATION PLANS

INCENTIVE PLANS. Certain officers and other key employees of the Company participate in the Tupperware Corporation 2000 and 1996 Incentive Plans (the Incentive Plans). Annual and long-term performance awards and awards of options to purchase Tupperware shares and of restricted stock are made under the Incentive Plans. For the 2000 Incentive Plan, which was approved by the Company's shareholders in May 2000, the total number of shares initially available for grant was 4,000,000 and 200,000 shares may be used for restricted stock awards. For the 1996 Incentive Plan, the total number of shares initially available for grant was 7,600,000 and 300,000 shares may be used for restricted stock awards. As of December 30, 2000, shares available for award under the Incentive Plans totaled 1,454,393, of which 238,693 could be granted in the form of restricted stock. For options granted in 2000,approximately 1.7 million shares under option were granted in conjunction with the Management Stock Purchase Plan. See Note 8 - Subscriptions Receivable.

                                                      Tupperware Corporation  95


                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Other than the 157,118 options exchanged for certain BeautiControl options and issued below the grant date value, all options' exercise prices are equal to the underlying shares' grant date market values. Outstanding options granted in 1998 on 339,000 shares and options granted in 1999 have vesting dates that are three years from the date of grant. The remainder of the options granted in 1998 vest ratably from the second through fifth anniversaries of the date of grant. Options granted in conjunction with participation under the Management Stock Purchase Plan vest seven years after date of the grant; however, vesting may be accelerated beginning three years after the grant date if certain stock appreciation goals are attained. Other than 34,400 options that vest two years from the date of the grant, the remainder of the non-MSPP related options granted in 2000 vest three years from the date of the grant. Outstanding restricted shares have initial vesting periods ranging from 1 to 5 years. All outstanding options have exercise periods that are 10 years from the date of grant.

DIRECTOR PLAN. Under the Tupperware Corporation Director Stock Plan (Director
Plan), non-employee directors may elect to receive their annual retainers in the form of stock or stock options. Options granted to directors become exercisable on the last day of the fiscal year in which they are granted, have a term of 10 years and have an exercise price that compensates for the foregone cash retainer. This amount and the value of stock grants on the date of award have been recognized as an expense by the Company. The number of shares initially available for grant under the Director Plan and the number of shares available as of December 30, 2000, were 300,000 and 190,604, respectively.

Earned performance awards of $12.8 million, $9.3 million and $9.6 million are included in the consolidated statements of income for 2000, 1999 and 1998, respectively.

Stock option and restricted stock activity and information about stock options for the Incentive Plans and the Director Plan are summarized in the following tables:

                                          Shares subject     Average option
Stock options                                  to option    price per share
---------------------------------------------------------------------------
Balance at December 27, 1997                   3,346,870         $    27.81
 Granted                                       1,975,402              19.43
 Canceled                                       (174,646)             32.84
 Exercised                                      (125,413)             11.65
--------------------------------------------------------
Balance at December 26, 1998                   5,022,213              24.75
 Granted                                       1,434,650              18.62
 Canceled                                       (233,732)             29.78
 Exercised                                       (70,805)             11.42
--------------------------------------------------------
Balance at December 25, 1999                   6,152,326              23.28
 Granted                                       3,818,968              17.11
 Canceled                                       (485,262)             22.64
 Exercised                                      (115,707)              9.86
--------------------------------------------------------
Balance at December 30, 2000                   9,370,325         $    20.95
===========================================================================

96 Tupperware Corporation


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                  Shares   Shares available
Restricted stock                             outstanding       for issuance
---------------------------------------------------------------------------
Balance at December 27, 1997                     127,341            134,604
 Awarded                                          59,760            (59,760)
 Canceled                                         (7,000)             7,000
 Vested                                          (29,728)                --
---------------------------------------------------------------------------
Balance at December 26, 1998                     150,373             81,844
 Awarded                                          11,000            (11,000)
 Canceled                                             --                 --
 Vested                                         (101,711)                --
---------------------------------------------------------------------------
Balance at December 25, 1999                      59,662             70,844
 Increase in shares available due to
    adoption of 2000 Incentive Plan                                 200,000
 Shares transferred to 1996 Incentive Plan
    non-qualified status                                            (23,151)
 Awarded                                          15,000            (15,000)
 Canceled                                         (6,000)             6,000
 Vested                                           (3,662)                --
---------------------------------------------------------------------------
Balance at December 30, 2000                      65,000            238,693
===========================================================================

Stock options outstanding

As of December 30, 2000                      Outstanding                   Exercisable
---------------------------------------------------------------------------------------------------
                                         Average       Average                              Average
                                       remaining      exercise                             exercise
Exercise price range     Shares             life         price        Shares                  price
---------------------------------------------------------------------------------------------------
$ 8.40 - $11.84         127,015              3.9      $  10.95       127,015              $   10.95
 12.85 -  15.94       2,164,379              8.3         15.40       430,129                  13.30
 18.39 -  25.55       5,435,780              8.4         19.40     1,027,930                  21.95
 26.70 -  34.28       1,108,801              3.3         30.26       727,468                  32.08
 39.18 -  42.25         534,350              4.9         42.19       534,350                  42.19
-------------------------------                                    ---------
                      9,370,325              7.5     $   20.95     2,846,892              $   26.54
===================================================================================================

The Company uses the intrinsic value method of accounting for stock-based compensation. The Company has estimated the fair value of its option grants. If these fair value estimates had been used to record compensation expense in the consolidated statements of income, net income would have been reduced by $5.6 million, $4.5 million and $3.7 million, to $69.3 million, $74.5 million and $65.3 million, or $1.19, $1.29 and $1.11 per diluted common share ($1.20, $1.30 and $1.12 per basic common share) in 2000, 1999 and 1998, respectively.

The fair value of the stock option grants were estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 3.5 percent for 2000 and 1999 grants and 3.0 percent for 1998 grants; expected volatility of 40.0 percent for 2000, 1999 and 1998 grants; risk-free interest rates of 5.9 percent for 2000 and 1999 and 4.5 percent for 1998; and expected lives of 5 years for all grants. Compensation expense associated with restricted stock grants is equal to the fair market value of the shares on the date of grant and is recognized ratably over the required holding period. Compensation expense associated with restricted stock grants was not significant.

                                                       Tupperware Corporation 97

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12: SEGMENT INFORMATION

The Company manufactures and distributes products primarily through independent direct sales forces: (1) plastic food storage and serving containers, microwave cookware and educational toys marketed under the Tupperware brand worldwide, and organized into four geographic segments; and (2) premium cosmetics and skin care products marketed under the BeautiControl brand in North America.

(In millions)                                    2000               1999               1998
-------------------------------------------------------------------------------------------
Net sales:
 Europe                                      $  424.1           $  489.1           $  518.7
 Asia Pacific                                   242.0              242.3              211.5
 Latin America                                  193.0              154.2              186.8
 United States                                  201.8              178.2              186.9
 BeautiControl                                   12.2                 --                 --
-------------------------------------------------------------------------------------------
   Total net sales                           $1,073.1           $1,063.8           $1,103.9
===========================================================================================
Operating profit (loss):
 Europe                                      $   94.1           $  110.7           $  123.9
 Asia Pacific                                    44.8               35.0               20.2
 Latin America                                    8.0(a)            12.0              (16.4)(b)
 United States                                   15.6                4.7                4.0(b)
 BeautiControl                                    0.1                 --                 --
-------------------------------------------------------------------------------------------
   Total operating profit                       162.6              162.4              131.7
Unallocated expenses                            (27.9)(a)          (23.1)(a)          (17.5)(b)
Re-engineering and impairment charge            (12.5)(a)          (15.1)(a)             --
Interest expense, net                           (21.1)             (20.9)             (22.7)
-------------------------------------------------------------------------------------------
   Income before income taxes                $  101.1           $  103.3           $   91.5
===========================================================================================
Depreciation and amortization:
 Europe                                      $   17.0           $   22.0           $   25.7
 Asia Pacific                                    10.6               11.5               12.0
 Latin America                                    9.9               10.0               12.5
 United States                                   11.6               10.3               11.7
 BeautiControl                                    0.2                 --                 --
 Corporate                                        2.8                1.8                2.1
-------------------------------------------------------------------------------------------
   Total depreciation and amortization       $   52.1           $   55.6           $   64.0
===========================================================================================

a. The Company announced a three-year re-engineering program in 1999. The re-engineering and impairment charge line provides for severance and other exit costs. In addition, unallocated expenses include $7.9 million and $1.0 million for 2000 and 1999, respectively, for internal and external consulting costs incurred in connection with the program. Additionally, $6.3 million was recorded as a reduction to Latin America's operating profit related to the write-down of inventory and receivables associated with adopting an importing distribution model for certain countries. Together, the after-tax impact of these costs was $24.2 million and $12.3 million in 2000 and 1999, respectively. See
   Note 3 to the financial statements.

b. Includes a pretax charge totaling $42.4 million ($31.4 million after tax): $22.2 million in Latin America, primarily for bad debts in Brazil; $16.0 million in the United States, primarily for inventory obsolescence; and $4.2 million in unallocated expenses, primarily for corporate downsizing.

98 Tupperware Corporation


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


(In millions)                                2000                1999                1998
-----------------------------------------------------------------------------------------
Capital expenditures:
 Europe                             $        16.4       $        14.1       $        13.1
 Asia Pacific                                 7.2                 2.6                 5.6
 Latin America                                7.3                11.5                13.6
 United States                                6.5                11.5                 9.0
 BeautiControl                                 --                  --                  --
 Corporate                                    8.9                 1.2                 4.9
-----------------------------------------------------------------------------------------
   Total capital expenditures       $        46.3       $        40.9       $        46.2
=========================================================================================
Identifiable assets:
 Europe                             $       228.1       $       237.6       $       260.7
 Asia Pacific                               128.2               139.1               148.4
 Latin America                              130.8               148.7               165.1
 United States                              141.7               153.4               151.7
 BeautiControl                               24.4                  --                  --
 Corporate                                  196.2               117.3                97.5
-----------------------------------------------------------------------------------------
   Total identifiable assets        $       849.4       $       796.1       $       823.4
=========================================================================================

Sales and operating profit in the preceding table are from transactions with customers. Inter-area transfers of inventory are accounted for at cost. Sales generated by product line are not captured in the financial statements, and disclosure of the information is impractical. Sales to a single customer did not exceed 10 percent of total sales. Export sales were insignificant. Sales to customers in Germany were $184.8 million, $209.2 million and $241.2 million in 2000, 1999 and 1998, respectively ($178.9 million and $198.1 million in 1999 and 1998, respectively, at 2000 exchange rates). No other foreign country's sales were material to the Company's total sales. The accounting policies of the segments are the same as those described in Note 1 - Summary of Significant Accounting Policies. The Company evaluates the performance of its segments based on operating profit. Operating profit for each segment included promotion, distribution and other expenses directly attributable to the segment and excluded certain expenses managed outside the reportable segment. Unallocated expenses are corporate expenses and other items not directly related to the operations of any particular segment.

Corporate assets consist of cash, goodwill and assets maintained for general corporate purposes. The United States was the only country with long-lived assets greater than 10 percent of the Company's total assets at December 30, 2000. As of the end of 2000, 1999 and 1998, respectively, long-lived assets in the United States were $99.3 million, $109.0 million and $110.3 million.

As of December 30, 2000 and December 25, 1999, the Company's net investment in international operations was $190.8 million and $223.7 million, respectively. The Company is subject to the usual economic risks associated with international operations; however, these risks are partially mitigated by the broad geographic dispersion of the Company's operations.

NOTE 13: COMMITMENTS AND CONTINGENCIES

The Company and certain subsidiaries are involved in litigation and various legal matters that are being defended and handled in the ordinary course of business. Included among these matters are environmental issues. None of the Company's contingencies are expected to have a material adverse effect on its financial position, results of operations or cash flow.

                                                      Tupperware Corporation  99


                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Kraft Foods, Inc., which was formerly affiliated with Premark International, Inc., the Company's former parent, and Tupperware, has assumed any liabilities arising out of any legal proceedings in connection with certain divested or discontinued businesses. The liabilities assumed include matters alleging product liability, environmental liability and infringement of patents.

OPERATING LEASES. Net rental expense for operating leases totaled $35.0 million in 2000, $37.0 million in 1999 and $36.7 million in 1998. Approximate minimum rental commitments under non-cancelable operating leases in effect at December 30, 2000, were: 2001 - $14.5 million; 2002 - $8.3 million; 2003 - $2.7 million;
2004 - $1.0 million; 2005 - $0.7; and after 2005 - $0.3 million.

NOTE 14: QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 30, 2000 and December 25, 1999.

(In millions, except per share amounts)     First quarter        Second quarter       Third quarter       Fourth quarter
------------------------------------------------------------------------------------------------------------------------
Year ended December 30, 2000:
 Net sales                                    $  273.1(a)           $  278.4(a)         $  225.1(a)          $ 296.5
 Cost of products sold                            93.8                  93.5                74.8                96.3
 Net income                                       19.2(b)               29.1(b)              4.7(b)             21.9(b)
 Net income per share:
   Basic                                          0.33(b)               0.50(b)             0.09(b)             0.38(b)
   Diluted                                        0.33(b)               0.50(b)             0.08(b)             0.38(b)
 Dividends declared per share                     0.22                  0.22                0.22                0.22
 Composite stock price range:
   High                                          19.00                 24.50               23.13               20.62
   Low                                           14.56                 15.50               17.19               15.50
   Close                                         15.81                 22.02               18.00               20.44
Year ended December 25, 1999:
 Net sales                                    $  255.1(a)           $  276.9(a)         $  216.2(a)          $ 315.6(a)
 Cost of products sold                            84.1                  93.1                79.1               108.8
 Net income                                       17.8                  14.3(c)              3.5                43.4(c)
 Net income per share:
   Basic                                          0.31                  0.25(c)             0.06                0.75(c)
   Diluted                                        0.31                  0.25(c)             0.06                0.75(c)
 Dividends declared per share                     0.22                  0.22                0.22                0.22
 Composite stock price range:
   High                                          21.44                 24.06               25.50               21.13
   Low                                           15.06                 17.00               19.13               16.00
   Close                                         19.06                 20.44               19.38               16.88

a. In October 2000, the Emerging Issues Task Force issued EITF 00-10 "Accounting for Shipping and Handling Revenues and Costs", which requires fees billed to customers associated with shipping and handling to be classified as revenue. Accordingly, the Company has reclassified the revenue related to the shipping and handling fees billed to customers, which was previously recorded as a reduction of delivery expense, to net sales. For 2000, $4.5 million, $5.8 million and $4.9 million were reclassified in the first, second and third quarters, respectively. For 1999, $4.2 million, $5.6 million, $4.3 million and $5.9 million were reclassified in the first, second, third and fourth quarters, respectively.

b. Includes pretax re-engineering and impairment costs of $2.5 million ($1.9 million after tax), $2.1 million ($1.7 million after tax), $1.8 million ($1.3 million after tax) and $20.3 million ($19.3 million after tax) for the first, second, third and fourth quarter, respectively.

c. Includes pretax re-engineering costs of $15.1 million in the second quarter ($11.6 million after tax) and $1.0 million in the fourth quarter ($0.7 million after tax).

100  Tupperware Corporation


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15: RIGHTS AGREEMENT

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

                                                     Tupperware Corporation  101


                              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TUPPERWARE CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Tupperware Corporation and its subsidiaries at December 30, 2000 and December 25, 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Tupperware Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP
Orlando, Florida
February 20, 2001

102  Tupperware Corporation


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

The Company maintains internal control systems, policies and procedures designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and properly recorded and accounting records may be relied upon for the preparation of financial information. There are inherent limitations in all internal control systems based on the fact that the cost of such systems should not exceed the benefit derived. Management believes that the Company's systems provide the appropriate balance of costs and benefits. The Company also maintains an internal auditing function that evaluates and reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

The Audit and Corporate Responsibility Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically and independently with management, the vice president of internal audit and PricewaterhouseCoopers LLP to discuss the Company's internal accounting controls, auditing and financial reporting matters. The vice president of internal audit and PricewaterhouseCoopers LLP have unrestricted access to the Audit and Corporate Responsibility Committee.

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



/s/ Rick Goings                              /s/ Paul B. Van Sickle


Rick Goings                                  Paul B. Van Sickle
Chairman and Chief                           Executive Vice President
Executive Officer                            and Chief Financial Officer

                                                     Tupperware Corporation  103


                                                 OFFICERS AND BOARD OF DIRECTORS


OFFICERS


RICK GOINGS                                  MICHAEL S. POTESHMAN                JOE R. LEE(2,3)
Chairman of the Board and                    Vice President, Investor            Chairman and Chief Executive
Chief Executive Officer                      Relations and Treasurer             Officer,
                                                                                 Darden Restaurants, Inc.,
GERALD M. CROMPTON                           THOMAS M. ROEHLK                    Casual Dining Restaurants
Senior Vice President,                       Senior Vice President,
Product Marketing Worldwide                  General Counsel and                 BOB MARBUT(2(*),3)
                                             Secretary                           Chairman,
JUDY B. CURRY                                                                    Hearst-Argyle Television, Inc.,
Vice President and Controller                JAMES E. ROSE, JR.                  Television and
                                             Senior Vice President,              Communications
KAREL A. DEVYDT                              Taxes and Government Affairs
Vice President and Chief                                                         ANGEL R. MARTINEZ(2)
Information Officer                          HANS JOACHIM SCHWENZER              Executive Vice President and
                                             Senior Vice President,              Chief Marketing Officer,
R. GLENN DRAKE                               Tupperware Worldwide                Reebok International Ltd.,
President, Tupperware North                                                      Athletic Apparel
America                                      CHRISTIAN E. SKRODER
                                             Group President, Tupperware         DAVID R. PARKER(1(*),3)
LILLIAN D. GARCIA                            Europe, Africa and                  Managing Partner,
Senior Vice President,                       Middle East                         Interprise Technology
Human Resources                                                                  Partners, L.P.
                                             JOSE R. TIMMERMAN
DAVID T. HALVERSEN                           Senior Vice President,              ROBERT M. PRICE(1)
Senior Vice President,                       Worldwide Operations                President,
Business Development and                                                         PSV, Inc.,
Communications                               PAUL B. VAN SICKLE                  Technology Consulting
                                             Executive Vice President            Services
RICHARD W. HEATH                             and Chief Financial Officer
Senior Vice President,                                                           JOYCE M. ROCHE(1)
Beauty and Nutritional                       BOARD OF DIRECTORS                  President and
Products                                                                         Chief Executive Officer,
                                             RITA BORNSTEIN, PH.D.(1)            Girls Incorporated
CHARLES H.R. HENRY                           President, Rollins College
Vice President,                                                                  M. ANNE SZOSTAK(2)
Process Re-engineering                       RICK GOINGS(3(*))                   Executive Vice President and
                                             Chairman of the Board and           Corporate Director of
ALAN D. KENNEDY                              Chief Executive Officer,            Human Resources,
President                                    Tupperware Corporation              FleetBoston Financial,
                                                                                 Diversified Financial Company
STEVEN R. KROOS                              CLIFFORD J. GRUM(1)
President,                                   Chairman and Chief
Tupperware Asia Pacific                      Executive Officer, retired,
                                             Temple-Inland Inc.,
ANNE E. NAYLOR                               Packaging, Paperboard,
Vice President, Internal Audit               Building Products and
                                             Financial Services
GAYLIN L. OLSON
President, Tupperware                        BETSY D. HOLDEN(2)
Latin America                                President and
                                             Chief Executive Officer,
                                             Kraft Foods, Inc.,
                                             Food Products


Numbers denote committee
memberships:

1  Audit and Corporate Responsibility Committee

2  Compensation and Directors Committee

3  Executive Committee

(*) Chairperson

104  Tupperware Corporation


CORPORATE INFORMATION


CORPORATE OFFICE


Tupperware Corporation
P.O. Box 2353
Orlando, FL 32802-2353
(407) 826-5050

14901 S. Orange Blossom Trail
Orlando, FL 32837

TRANSFER AGENT AND REGISTRAR


Wells Fargo Bank Minnesota, N.A.
Shareholder inquiries should
be directed to the agent at:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075

or:

P.O. Box 64854
St. Paul, MN 55164-0854

Telephone: (800) 468-9716
or (651) 450-4064

Fax: (651) 450-4033
E-mail:
stocktransfer@wellsfargo.com

Notices regarding changes of address and inquiries regarding lost dividend checks, lost or stolen certificates and transfers of stock should be directed to the transfer agent.

COMMON STOCK


Listed in the United States on the New York Stock Exchange and traded under the symbol TUP.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Orlando, Florida

SEC FILINGS AND OTHER
INFORMATION

Copies of the Annual Report,
filings with the Securities and
Exchange Commission and
press releases maybe
obtained by writing to:

Tupperware Corporation
Investor Relations Department
P.O. Box 2353
Orlando, FL 32802-2353

or by calling: (800) 514-3081

via email:
finrel@tupperware.com

FINANCIAL RELATIONS

Michael S. Poteshman
Vice President,
Investor Relations and
Treasurer

(407) 826-4522

Website:
www.tupperware.com

ANNUAL MEETING


The Annual Meeting of
Shareholders will be held at
1:00 p.m. on Thursday, May 17,
2001, at The Hyatt Regency
Orlando International Airport
Hotel, 9300 Airport Boulevard,
Orlando, Florida.


Note: Except as indicated below, trademarks owned by the Company are (indicated by the use of (R) or (TM) throughout this report.

HSN is a service mark of the Home Shopping Network, Inc.

(*)(C) Disney

Pokemon is a registered trademark of
Nintendo of America, Inc.

Barbie is a registered trademark of
Mattel, Inc.

Barney is a registered trademark
of Lyons Partnership L.P.