Form 10-K, Exhibit 13
period 2003-12-27
TUPPERWARE CORP
filed 2004-03-10
CIK 1008654

Exhibit 13

Selected Financial Data

(Dollars in millions, except per share amounts)	2003	2002		2001	2000	1999

Operating results
Net sales[a]:
Europe	$538.5	$420.8		$400.4	$424.1	$489.1
Asia Pacific	220.2	209.5		213.4	242.0	242.3
Latin America[b]	102.6	130.9		182.6	176.2	134.8
North America[b,c]	222.6	268.4		254.2	218.6	197.6
BeautiControl North America[b,d]	90.9	73.9		63.8	12.2	—

Total net sales	$1,174.8	$1,103.5		$1,114.4	$1,073.1	$1,063.8

Segment profit (loss):
Europe	$110.0	$88.3	[e]	$74.8	$94.1	$110.7
Asia Pacific	17.6	35.7	[e]	28.5	44.8	35.0
Latin America[b]	3.1 [e]	6.2	[e]	15.4 [e]	7.0 [e]	10.0
North America[b]	(22.4)	30.4		32.9	16.6	6.7
BeautiControl North America[b,d]	5.1	5.9		0.5	0.1	—

Total segment profit	113.4	166.5		152.1	162.6	162.4

Unallocated expenses	(40.5)[f]	(20.9)[e,f]		(23.4)[e]	(27.9)[e]	(23.1)[e]
Other income	4.3 [f]	14.4	[e,f]	—	—	—
Re-engineering and impairment charges	(6.8)[e]	(20.8)[e]		(24.8)[e]	(12.5)[e]	(15.1)[e]
Interest expense, net	(13.8)	(21.8)		(21.7)	(21.1)	(20.9)

Income before income taxes	56.6	117.4		82.2	101.1	103.3
Provision for income taxes	8.7	27.3		20.7	26.2	24.3

Net income	$47.9	$90.1		$61.5	$74.9	$79.0

Earnings per common share:
Basic	$0.82	$1.55		$1.06	$1.30	$1.37

Diluted	$0.82	$1.54		$1.04	$1.29	$1.37

See footnote explanations on pages 16 and 17.

Tupperware Corporation Annual Report • 2003

Selected Financial Data (continued)

(Dollars in millions, except per share amounts)	2003	2002	2001	2000	1999

Profitability ratios
Segment profit as a percent of sales: [d,e]
Europe	20.4%	21.0%	18.7%	22.2%	22.6%
Asia Pacific	8.0	17.0	13.4	18.5	14.4
Latin America [b]	3.1	4.7	8.4	4.0	7.4
North America [b]	nm	11.3	13.0	7.6	3.4
BeautiControl North America [b,d]	5.6	8.0	0.9	1.1	—
Return on average equity [g]	24.1	61.0	50.2	52.6	60.5
Return on average invested capital [g]	10.9	19.4	14.1	17.8	19.5
Financial Condition
Working capital	$137.2	$77.1	$13.8	$96.6	$61.3
Property, plant and equipment, net	221.4	228.9	228.5	233.1	242.9
Total assets	889.9	830.6	845.7	849.4	796.1
Short-term borrowings and current portion of long-term debt	5.6	21.2	91.6	26.9	43.9
Long-term debt	263.5	265.1	276.1	358.1	248.5
Shareholders’ equity	228.2	177.5	126.6	123.9	145.3
Current ratio	1.50	1.27	1.04	1.35	1.20
Long-term debt-to-equity	115.5%	149.4%	218.1%	289.0%	171.0%
Total debt-to-capital [h]	54.1%	61.7%	74.4%	75.6%	66.8%
Net debt-to-capital [i]	49.5%	58.8%	73.4%	74.0%	64.8%
Other Data
Net cash provided by operating activities	$105.6	$128.2	$108.8	$86.1	$113.0
Net cash (used in) provided by investing activities	(30.6)	14.4	(54.8)	(102.6)	(40.9)
Net cash (used in) provided by financing activities	(64.7)	(132.1)	(66.9)	26.4	(73.3)
Capital expenditures	40.0	46.9	54.8	46.3	40.9
Depreciation and amortization	52.6	48.8	49.9	52.1	55.6
Common Stock Data
Dividends declared per share	$0.88	$0.88	$0.88	$0.88	$0.88
Dividend payout ratio [j]	107.3%	57.1%	84.6%	68.2%	64.2%
Average common shares outstanding (thousands):
Basic	58,382	58,242	57,957	57,692	57,519
Diluted	58,440	58,716	58,884	57,974	57,870
Year-end book value per share [k]	$3.90	$3.04	$2.18	$2.14	$2.52
Year-end price/earnings ratio [l]	20.6	9.8	18.7	15.8	12.3
Year-end market/book ratio [m]	4.3	4.9	8.9	9.5	6.7
Year-end shareholders (thousands)	9.4	10.1	11.7	12.7	14.1

See footnote explanations on pages 16 and 17.

a.	In October 2000, the Emerging Issues Task Force issued EITF 00-10, “Accounting for Shipping and Handling Revenues and Cost”, which requires fees billed to customers associated with shipping and handling to be classified as revenue. Accordingly, Tupperware Corporation (Tupperware, the Company) has reclassified the revenue related to shipping and handling fees billed to customers from delivery expense to net sales for 1999.

b.	As a result of a change in management reporting structures, effective with the beginning of the Company’s 2002 fiscal year, the Company has reported the United States and Canada as the Tupperware North America business segment and BeautiControl operations outside North America have been included in their respective geographic segments. Prior year amounts have been restated to reflect this change.

c.	Beginning in 2001, the United States Tupperware business began to transition its distributors to a new business model. Under this model, sales are made directly to the sales force with distributors compensated through commission payments. This model results in a higher company sales price that includes the margin previously realized by the distributors. The impact of this change on the comparison with prior year sales was approximately $27.0 million, $16.2 million and $4.5 million in 2003, 2002 and 2001, respectively.

d.	In October 2000, the Company purchased all of the outstanding shares of BeautiControl, Inc. (BeautiControl), and its results of operations have been included since the date of acquisition. In 2002, the Company adopted SFAS 142, “Goodwill and Other Intangible Assets”, which eliminated the amortization of goodwill. Goodwill amortization in the BeautiControl segment was $1.4 million and $0.2 million in 2001 and 2000, respectively.

e.	The re-engineering and impairment charges line provides for severance and other exit costs. Latin America 2003 segment profit was reduced by $0.1 million from an increase in reserves for receivables related to restructuring activities in Brazil. In addition, unallocated expenses included $0.1 million, $3.2 million, $7.9 million and $1.0 million for internal and external consulting costs incurred in connection with re-engineering activities in 2002, 2001, 2000 and 1999, respectively. In 2002, $1.6 million was recorded as a reduction of Europe segment profit related to the write-down of inventory and reserves for receivables as a result of restructuring the business model of the Company’s United Kingdom operations. Also, 2002 Asia Pacific segment profit was reduced by $2.7 million primarily related to costs associated with the closure of one of the Company’s Japanese manufacturing/distribution facilities. In addition, in 2002, $0.1 million was recorded as a reduction of Latin America segment profit primarily as a result of reserves for receivables as a result of a restructure of BeautiControl operations in Mexico. As part of re-engineering actions, in 2002, the Company sold its former Spanish manufacturing facility, its Convention Center complex in Orlando, Florida and one of its Japanese manufacturing/distribution facilities generating pretax gains of $21.9 million, $4.4 million and $13.1 million, respectively. The Spanish and Japanese gains were included in the Europe and Asia Pacific segments, respectively, and the Convention Center gain was recorded in other income in the preceding table. In 2001, $7.7 million was recorded as a reduction to Latin America segment profit primarily related to the write-down of inventory and reserves for receivables as a result of the restructuring of Brazilian sales and manufacturing operations. In 2000, $6.3 million was recorded as a reduction to Latin America segment profit related to the write-down of inventory and reserves for receivables related to changes in distributor operations. Total after-tax impact of these costs (gains) was $3.1 million, $(8.5) million, $32.5 million, $24.2 million and $12.3 million in 2003, 2002, 2001, 2000 and 1999, respectively. See Note 2 to the consolidated financial statements.

f.	In 2002, the Company began to sell land held for development near its Orlando, Florida headquarters. During 2003, pretax gains from these sales were $3.7 million and during 2002, pretax gains from these sales (which exclude the convention center gain noted above) were $10.0 million and were recorded in other income in the preceding table. Certain members of management, including senior officers, received incentive compensation totaling $0.2 million and $1.3 million in 2003 and 2002, respectively, based upon completion of performance goals related to real estate development. These costs were recorded in unallocated expenses.

Tupperware Corporation Annual Report • 2003

g.	Returns on average equity and invested capital are calculated by dividing net income by the average monthly balance of shareholders’ equity and invested capital. Invested capital equals shareholders’ equity plus debt.

h.	Capital is defined as total debt plus shareholders’ equity.

i.	Capital is defined as total debt less cash on hand plus shareholders’ equity.

j.	The dividend payout ratio is dividends declared per share divided by diluted earnings per share.

k.	Year-end book value per share is calculated as year-end shareholders’ equity divided by average diluted shares.

l.	Year-end price/earnings ratio is calculated as the year-end market price of the Company’s common stock divided by the full year diluted earnings per share.

m.	Year-end market/book ratio is calculated as the year-end market price of the Company’s common stock divided by the year-end book value per share.

nm—Not meaningful.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the results of operations for 2003 compared with 2002, 2002 compared with 2001 and changes in financial condition during 2003. The Company’s fiscal year ends on the last Saturday of December. This information should be read in conjunction with the consolidated financial information provided on pages 40 to 69 of this Annual Report.

The Company’s primary means of distributing its product is through independent sales organizations and individuals, who are also its customers. The majority of the Company’s products are in turn sold to end customers who are not members of the Company’s sales forces. The Company is largely dependent upon these independent sales organizations and individuals to reach end consumers and any significant disruption of this distribution network would have a negative financial impact on the Company and its ability to generate sales, earnings and operating cash flows. The Company’s primary business drivers are the size, activity and productivity of its independent sales organizations.

Overview

Overall, the Company’s 2003 performance reflected the strength of Europe that began building in the second half of 2002 and has resulted in strong sales force statistics that should provide a base for continued growth, albeit at a more moderate rate. In addition, the year saw a significant downturn in the U.S. Tupperware business, principally because of the Company’s late 2002 decision to expand its Target initiative into all of approximately 1,100 U.S. Target stores which had a negative impact on the sales force and direct selling channel. This result was not indicated by earlier testing. As a result, notwithstanding a favorable sell through of Tupperware products in the stores, the Company ended its relationship with Target in the third quarter and began the process of rebuilding the sales force. While this initiative clearly has had significant adverse consequences, it also provided valuable insight into the parameters required for success in the Company’s ongoing strategy of increasing contact with consumers. Performance in 2003 was further hindered by significant reductions in profitability in Asia Pacific and Latin American. The Company was able to moderate the declines toward the end of the year and Asia Pacific is expected to begin turning around in 2004 while Latin America is not expected to provide any meaningful contribution to Company sales or profit growth for the next couple of years while the Company works to expand its beauty business in the region. The comparison with 2002 results was also impacted by the absence of significant gains on asset disposals realized during 2002, primarily as a result of the sale of excess facilities.

Cost rationalization actions taken in the United States in 2003 are expected to provide $15 to $20 million of benefit to the Company in 2004 based on the elimination of certain costs incurred in 2003 and improved gross margins. The Company intends to utilize a portion of these funds to expand public relations campaigns in the United States and Europe to broaden awareness of the Company’s revitalized party programs which have met with early success. The Company also intends to invest in the expansion of its beauty line of business in Latin America in 2004 to take advantage of the consumable nature of the products and the significantly larger overall beauty market in Latin America as compared with that of the Company’s durable product offerings. It will also continue cost rationalization efforts for at least the next several years, particularly in its manufacturing operations, as it continues a strategy of reducing its dependence on internally produced product and relying more on outsourced product. This strategy includes both the traditional Tupperware product line as well as additional product categories that the Company markets through its direct selling sales channel. This strategy will reduce the Company’s required investments in plant and machinery, as well as help it better manage variations in production capacity requirements. All of these initiatives are expected to provide long-term benefits to both sales growth and return on sales.

Despite reduced profitability during 2003, the Company was able to continue to improve its balance sheet position and reduce its debt to total capital ratio to within its targeted range of 50 to 55 percent. Moving into 2004, the Company expects to be able to continue to strengthen its balance sheet by maintaining a stable working capital position, a modest program of capital investment and continuing to sell land held for development near the Company’s Orlando, Florida headquarters. Despite debt ratings downgrades just before and just after the end of 2003, as discussed in the liquidity and capital resources section, the Company

Tupperware Corporation Annual Report • 2003

is confident in its ability to continue to finance its ongoing operations, capital spending and dividend program through available financing sources.

Consolidated Results of Operations

Net Sales and Net Income. Net sales in 2003 increased 6 percent including an $87.1 million favorable impact resulting from a weaker U.S. dollar, primarily versus the euro. Excluding this impact, net sales for the year were down slightly. In local currency, Europe had a strong increase and BeautiControl North America showed significant growth. Offsetting these improvements, Asia

Pacific was down slightly while Latin America had a larger decline and North America declined significantly. Also impacting the current year’s sales levels was the continuation of the implementation of a modification in the distributor model in the United States. Under this model, sales are made directly to the sales force with distributors compensated through commission payments. This model results in a higher company sales price that includes the margin previously realized by the distributors. This change has no significant impact on profit but also benefits the Company as it includes payment with order in most cases and results in reduced receivables. At the end of 2003, the United States had completed its conversion program. While it is expected that this program will next be implemented in the Canadian distributor force, it is not expected to significantly impact sales going forward. At the end of 2002, approximately 70 percent of United States distributors had been converted. Excluding the approximately $27 million impact of this new model and the impact of foreign currency, total company net sales for 2003 declined 4 percent from 2002.

In 2003, net income declined significantly. This decline came from lower results in all segments except Europe as well as a significant reduction in gains on disposal of assets and a significant increase in unallocated corporate expenses. The Company allocates corporate operating expenses to its reporting segments based upon estimated time spent related to those segments where a direct relationship is present and based upon segment revenue for general expenses. The unallocated expenses reflect amounts unrelated to segment operations. Allocations are determined at the beginning of the year based upon estimated expenditures and are not adjusted. These items were partially offset by significant declines in re-engineering and impairment charges and net interest expense. Business segment results are discussed in the regional results section. Gains on disposal of assets declined primarily due to the absence of gains recognized in 2002 on the sales of facilities closed as part of re-engineering activities. Refer to re-engineering costs (gains) section for further details. The increase in unallocated expenses from $20.9 million in 2002 to $40.5 million in 2003 was due to a significant increase in foreign exchange losses of nearly $11 million from the Company’s program to hedge foreign cash flows as discussed below. Unallocated expenses also rose in 2003 due to an increase in worldwide research and product development costs, executive retirement compensation and a discretionary annual incentive award. Additionally, as discussed in the new pronouncements section, the Company prospectively adopted the fair-value-method of accounting for stock options in 2003. While this change had a minimal impact on 2003 results due to the timing of grants, which were largely awarded late in the year, it is expected to result in an incremental pretax impact of $2.0 to $2.5 million in 2004 and further increase in 2005 and 2006 as the cost is phased in over the vesting period and new grants are made. The Company also anticipates an increase in professional fees in 2004 to meet the requirements of the Sarbanes-Oxley Act. These increases are expected to be partially offset by a reduction in corporate departmental spending.

In 2002, the Company began a program to hedge, for the following twelve months, certain foreign cash flows related to the euro, Japanese yen, Korean won and Mexican peso in an effort to provide predictability in net earnings. In the fourth quarter of 2002, the Company elected to terminate the Mexican peso portion of this program as a result of significant declines in Mexican operations and the higher relative cost of the Mexican peso forward contracts, and as a result, recognized a $1.2 million pretax gain that had been deferred pending the completion of the related transactions. Additionally, as the cost of the remainder of the program increased, the Company determined that the cost of the program exceeded the benefit and no new contracts for the other currencies were entered with maturities subsequent to December 27, 2003. In this program, the Company utilized forward contracts coupled with high-grade U.S. dollar denominated securities. The program hedged foreign cash flows but also had the effect of largely mitigating the foreign exchange impact on the net income comparison between 2003 and 2002. During 2003, the Company incurred net foreign exchange losses of $15.8 million compared with net losses of $5.0 million in 2002, which were included in unallocated expenses in both periods.

Included in 2003 results were $3.7 million of pretax gains ($2.2 million after tax) on sales of property held for development near the Company’s Orlando, Florida headquarters. Also included in 2003 results were re-engineering and impairment charges totaling $6.8 million pretax ($3.1 million after tax) related to re-engineering actions taken primarily in the United States, Brazil and Argentina. Specifics of these costs as well as $20.8 million pretax costs incurred in 2002 are discussed in the re-engineering section following. In comparison, 2002 results included $14.1 million ($8.5 million after tax) of net gains from re-engineering actions made up of gains recognized on the sale of facilities closed as part of prior actions less costs incurred to design and implement the actions. Also included in 2002 results were pretax gains of $10.0 million for sales of Orlando property held for development. These gains exclude a $4.4 million gain on the sale of the Company’s Convention Center complex and $1.3 million of internal costs for management incentives directly related to the sales program (net after-tax gains of $5.4 million).

Net sales in 2002 decreased slightly from 2001. Excluding a $10.3 million favorable impact of foreign exchange, net sales decreased 2 percent from 2001. In local currency, Europe and North America had modest improvement while BeautiControl had significant improvement. Offsetting these improvements was a significant decline in Latin America and a slight decline in Asia Pacific. Also impacting sales was the modification in the distributor model for the United States noted above. At the end of 2002, nearly 70 percent of United States distributors were fully on the new business model that was phased in through 2003, compared with 25 percent at the end of 2001. Excluding the impact of this new model, $16.2 million, and the impact of foreign exchange, total company net sales declined 3 percent from 2001.

Net income increased significantly in 2002 compared with 2001. Included in the 2002 results were gains on property sales and related incentive costs discussed above. Included in 2001 were $35.7 million ($32.5 million after tax) of re-engineering costs which are discussed in the re-engineering section following.

In 2002, unallocated corporate expenses decreased to $20.9 million from $23.4 million in 2001. The decrease was primarily due to a reduction in costs related to re-engineering activities as well as the elimination of BeautiControl foreign market development costs. These costs were included in unallocated corporate expenses in 2001 as they were incurred to develop a model for the Company to enter foreign markets with its BeautiControl line of products, whereas all costs were included in the applicable reporting segment in 2002. Also contributing to the decline was a reduction in foreign tax consulting costs and the effect of re-engineering actions implemented in 2001. Partially offsetting these declines were the costs of the foreign cash flow hedging program discussed above as well as internal costs for management incentives directly related to the Company’s program to sell land held for development near its Orlando, Florida headquarters.

International operations accounted for 75 percent of the Company’s sales and all of its segment profit in 2003. In 2002 and 2001, international operations accounted for 70 percent and 79 percent of the Company’s sales, respectively, and 79 percent of its segment profit in both years.

Gross Margin. Gross margin as a percentage of sales declined to 65.3 percent in 2003 compared with 67.2 percent in 2002 and 66.4 percent in 2001. The impact of the change in the U.S. business model discussed above increased gross margin by about 1.6 percentage points in 2003 and 0.6 percentage points in 2002 with a negligible impact in 2001. The decline in 2003 compared with 2002 was due to slight reductions in Europe, Asia Pacific and BeautiControl; a large decline after considering the impact of the new business model in North America; and a large reduction in Latin America. Refer to the regional results section for discussion of the individual segments’ margin performance. On an overall basis, the reduction was largely related to unfavorable volume and its impact on manufacturing capacity utilization, inventory usage and product discounting requirements. The discounting impact was predominately in the United States.

The 2002 increase was primarily due to the change in U.S. business model noted above as it increased the sales base without impact to cost of products sold, as well as the absence of a $3.3 million Latin America inventory write-down in 2001. Within the segments, Europe had an improved margin in 2002 due to favorable raw material prices, reduced overhead spending and an improved mix of products. Latin America’s 2002 margin declined due primarily to an unfavorable mix of products and reduced prices due to product discounting in Mexico. The other segments were largely in line with 2001.

Tupperware Corporation Annual Report • 2003

Costs and Expenses. Delivery, sales and administrative expense as a percentage of sales was 57.7 percent, 56.7 percent and 54.8 percent, in 2003, 2002 and 2001, respectively. In 2003, the increase was primarily due to an increase in commission expense of about $20 million related to the business model change in the United States and the increased sales in BeautiControl North America. Also contributing to the increase were higher domestic pension and retiree medical expenses and the favorable resolution of a pre-acquisition contingency in BeautiControl North America in 2002. Partially offsetting these increases was reduced promotional spending in 2003, as 2002 included promotional investments made in Europe, Japan, Korea and Mexico in an effort to maintain sales force activity. While promotional spending in Europe returned to a more normal level in 2003, the elevated level continued in the other markets in 2003, although at a reduced level.

In 2002, the increase was primarily due to higher sales force commissions in the United States as more distributors were transitioned to the new business model discussed above in the net sales section, as well as increased promotional spending earlier in the year in an effort to maintain sales force activity in Europe, Japan, Korea and Mexico. Partially offsetting these increases were the elimination of BeautiControl goodwill amortization, the favorable resolution of a pre-acquisition contingency in BeautiControl and reduced re-engineering consulting costs. Also included in delivery, sales and administrative expenses were $0.1 million, $1.6 million and $4.4 million in 2003, 2002 and 2001, respectively, related to restructuring distribution models in certain countries and, in 2002, $1.7 million primarily related to costs associated with the closure and disposal of one of the Company’s manufacturing/ distribution facilities in Japan.

Re-engineering Costs (Gains). As the Company continuously evaluates its operating structure in light of current business conditions and strives to maintain the most efficient possible cost structure, it implements various actions designed to reduce costs and improve operating efficiency. These actions result in re-engineering costs related to facility downsizing and closure as well as related asset write downs necessary in light of the revised operating landscape. In addition, the Company may recognize gains upon disposal of closed facilities. Over the past three years, the Company has incurred such costs (gains) as detailed below that were included in the following income statement captions (in millions):

	2003	2002	2001
Re-engineering and impairment charges	$6.8	$20.8	$24.8
Cost of products sold	—	1.1	3.3
Delivery, sales and administrative expense	0.1	3.4	7.6
Gains on disposal of assets	—	(39.4)	—

Total pretax re-engineering costs (gains)	$6.9	$(14.1)	$35.7

Total after-tax re-engineering costs (gains)	$3.1	$(8.5)	$32.5

In 2003, the re-engineering and impairment charges included net severance costs of $2.0 million primarily related to downsizing North American and Brazilian operations and to a lesser degree, the Mexican and Corporate Headquarters staffs. In addition, it incurred impairment charges of $4.8 million primarily related to a write-down of the Company’s former Halls, Tennessee manufacturing facility as well a write down of its net investment in Argentina as a result of a decision to liquidate its legal entity and operate strictly under an importer model. The delivery, sales and administrative expense was for a charge for bad debts related to an adjustment to the Brazilian business model in connection with the downsizing.

Included in 2002 costs were re-engineering and impairment charges of $20.8 million that provided for severance and other exit costs related to the decision to consolidate certain European finance, marketing and information technology functions and the establishment of regional areas. Also included were severance and impairment charges related to the downsizing of European, Latin American and Japanese manufacturing operations as well as the downsizing of marketing operations in Mexico, Japan, the United Kingdom and BeautiControl. Included in operating expenses was $0.1 million incurred for internal and external consulting costs to design and execute the re-engineering actions as well as $3.4 million other operating expenses for the write-down of inventory and reserves for receivables as a result of marketing office restructuring. As part of the program, the Company sold its Spanish manufacturing facility, its Convention Center complex in Orlando, Florida and one of its manufacturing/distribution facilities in Japan and recognized pretax gains totaling $39.4 million.

Included in 2001 costs were re-engineering and impairment charges of $24.8 million that provided for severance and other exit costs primarily related to the decision to begin operating Brazil under a mega-distributor model as well as a corporate office restructuring. In addition, $10.9 million of operating expenses were incurred related to the write-down of inventory and reserves for receivables as a result of restructuring the Brazilian sales and manufacturing operations as well as internal and external consulting costs for designing and implementing re-engineering actions.

For further details of the re-engineering actions, refer to Note 2 to the consolidated financial statements.

In 2004, the Company expects to incur additional costs related to rationalizing worldwide manufacturing operations consistent with its strategy of moving to more third-party sourcing of both core and non-core products. These actions are expected to ultimately result in an improved return on sales.

Tax Rate. The effective tax rates for 2003, 2002 and 2001, were 15.3 percent, 23.3 percent and 25.2 percent, respectively. The rates reflected the impact of re-engineering actions and gains on sale of land for development. In addition, the 2003 rate reflected a significant tax benefit related to the liquidation of the Company’s Argentine legal entity. Excluding the impact of re-engineering and impairment costs, portions of which did not result in a tax benefit, and gains on sale of land for development which reflected a tax expense at a higher domestic tax rate, the effective tax rate was 18.5 percent, 19.5 percent and 20.3 percent in 2003, 2002 and 2001, respectively. The decrease from 2002 to 2003 was primarily due to a more favorable mix of income toward lower tax jurisdictions, as well as the establishment of deferred tax assets related to the expected future utilization of foreign income tax credits in the United States. The Company has recognized these deferred tax assets based upon its analysis of the likelihood of realizing the benefits inherent in them and has concluded that it is more likely than not that the benefits will be realized. This assessment was based upon expectations of improving domestic operating results as well as anticipated gains related to the Company’s sales of land held for development. In addition, certain tax planning transactions may be entered into to facilitate realization of these benefits. Refer to the critical accounting policies section for additional discussion of the Company’s methodology for evaluating deferred tax assets. The decrease from 2001 to 2002, reflected the utilization of additional foreign income tax credits in the United States. A tax rate of 21 to 22 percent is expected for 2004 based upon anticipated improvement in domestic operating results and the absence of the benefit from the Argentine legal entity liquidation.

Tupperware Corporation Annual Report • 2003

Net Interest. The Company incurred $13.8 million of net interest expense in 2003 compared with $21.8 million in 2002 and $21.7 million in 2001. The decline in 2003 was due to lower debt levels, the decision to discontinue the Company’s foreign cash flow hedging program as discussed in the net income section and net gains on a Japanese yen interest rate swap. Also contributing to the decline was a 2003 adjustment related to prior hedging activity and the benefit of lower short-term interest rates. On July 1, 2003, the Company entered into two interest rate swap agreements on a portion of its long-term debt which were effective September 29, 2003. The Company received premiums totaling approximately $0.8 million for both agreements. The swap agreements have a total notional amount of $150 million and expire in 2011. The Company receives semi-annual interest payments at 7.91 percent and makes floating rate interest payments based on the six-month LIBOR rate plus a spread of about 3.7 percentage points. As of the end of 2003, the Company carried about 47 percent of its debt in floating interest rates based upon the terms and the utilization of swap agreements.

The slight increase in 2002 interest was due to the benefit of lower borrowings coupled with lower short-term interest rates offset by increased costs due to the foreign cash flow hedging program discussed above. During the first part of 2002, the Company carried approximately 50 percent of its debt at variable interest rates, based either on its stated terms or through interest rate swap agreements. Effective July 30, 2002, the Company terminated two of its interest rate swap agreements representing notional amounts of $50 million and $75 million and generated gains of approximately $1.7 million and $3.3 million, respectively. These gains are being recognized as a reduction of net interest expense over the remaining lives of the related debt, approximately 3 and 8 years, respectively. In the fourth quarter of 2001, the Company terminated a swap agreement representing a notional amount of $75 million and generated a gain of approximately $5.4 million that is also being recognized as a reduction of net interest expense over the remaining life of the related debt, approximately 8 years. Reflecting current interest rates, debt rating agency downgrades, discussed in liquidity section, which are expected to increase borrowing costs approximately $0.7 million, and the 2003 inclusion of an adjustment related to prior hedging activity, the Company anticipates that 2004 net interest expense will increase to $15 to $16 million.

Regional Results 2003 vs. 2002

					Increase (decrease)		Restated[a] Increase (decrease)	Positive (negative) foreign exchange impact	Percent of total
(Dollars in millions)	2003		2002		Dollar	Percent			2003	2002

Sales
Europe	$538.5		$420.8		$117.7	28%	7%	$82.4	46%	38%
Asia Pacific	220.2		209.5		10.7	5	(2)	16.2	19	19
Latin America	102.6		130.9		(28.3)	(22)	(13)	(13.6)	8	12
North America	222.6		268.4		(45.8)	(17)	(18)	2.1	19	24
BeautiControl N.A.	90.9		73.9		17.0	23	23	—	8	7

	$1,174.8		$1,103.5		$71.3	6%	(1)%	$87.1	100%	100%

Segment profit (loss)
Europe	$110.0		$88.3	[b]	$21.7	25%	6%	$15.8	97%	53%
Asia Pacific	17.6		35.7	[c]	(18.1)	(51)	(55)	3.5	16	21
Latin America	3.1	[d]	6.2	[d]	(3.1)	(50)	(30)	(1.8)	3	4
North America	(22.4)		30.4		(52.8)	nm	nm	0.3	nm	18
BeautiControl N.A.	5.1		5.9		(0.8)	(14)	(14)	—	5	4

	$113.4		$166.5		$(53.1)	(32)%	(38)%	$17.8	nm	100%

a.	2003 actual compared with 2002 translated at 2003 exchange rates.
b.	Includes $1.6 million of costs, primarily for the write-down of inventory and reserves for receivables related to restructuring the business model of the Company’s United Kingdom operations and a $21.9 million gain from the sale of the Company’s former Spanish manufacturing facility.
c.	Includes a $13.1 million gain from the sale of one of the Company’s Japanese manufacturing/distribution facilities as well as $2.7 million of costs related to the closure and disposal of this facility.
d.	Includes $0.1 million in both 2003 and 2002, of costs for the write-down of inventory and reserves for receivables related to changes in distribution models in certain countries.

nm—Not meaningful.

Tupperware Corporation Annual Report • 2003

Europe

The significant increase in sales was primarily due to the strengthening of the euro during the year. The increase in sales beyond the favorable impact of foreign exchange was due to significant increases in Austria, Russia and Germany, the segment’s largest market. In 2003, German sales totaled $228.0 million compared with $208.0 million in 2002 translated at 2003 exchange rates. This increase was due to strong growth in total sales force over last year. The market ended the year with a double digit percentage sales force size advantage over 2002, which led to an increase in average active sales force over the course of the year. The increase also reflected improved sales force productivity. In Austria, most of the increase was due to a business-to-business transaction with a local grocery chain under which consumers could purchase a limited selection of Tupperware products at a discount if they purchased a prescribed amount of the chain’s products. While the Company actively pursues business-to-business sales, sales from this channel are based on reaching agreements with business partners and their product needs, and the Company only pursues arrangements that it expects to benefit its core party plan business. Consequently, activity in one period may not be indicative of future trends. The Company currently anticipates an overall reduction in business-to-business sales in 2004. During 2003, the segment had $13.8 million of such sales compared with approximately $11.6 million in 2002, translated at 2003 exchange rates. The Russian sales force size increased substantially during the year and the market was also able to generate strong improvement in sales force activity resulting in a nearly 90 percent increase in average active sales force. This improvement was due to the addition of new distributors and growth by existing distributors generated through strong promotional offerings and training initiatives oriented toward improving activity and productivity. The segment’s other major markets also increased sales to a lesser degree. Partially offsetting these increases were declines in Spain and the Central Mediterranean Countries as well as the impact of the Company’s decision at the end of last year to suspend its party plan business in the United Kingdom. Based on strong year end 2003 sales force statistics, continued growth is expected in 2004, although at a more moderate rate in light of more difficult comparisons and lower business-to-business sales.

The Company continued to expand integrated direct access (IDA) channel activity that began in 2001. The IDA channels are a convergence of the core party plan business with retail access points, Internet sales and television shopping. These channels, modeled after those developed in the United States, benefit the core party direct selling business through the generation of party and recruiting leads as well as allowing the Company to attract consumers who may not be reached through the traditional party plan. The Company had about 350 retail access points open in Europe at the end of 2003 compared with about 200 at the end of 2002. These efforts contributed to the significant sales force size advantage noted above. There is no Internet selling by the Company in this segment and television shopping has been limited to tests.

The significant increase in segment profit was driven by two primary factors: the stronger euro during the year and the significant sales gains discussed above. Partially offsetting these items and resulting in the modest local currency increase in 2003 was the 2002 recognition of a $21.9 million pretax gain on the sale of the Company’s former Spanish manufacturing facility. In addition, gross margin percentage improved during the year as production volume was up and overhead spending was down. These benefits were partially offset, however, by the sale of a relatively higher proportion of discounted product and the inability to offset through price increases the higher local currency cost of products in non-euro markets. Promotional spending as a percentage of sales was also down for the year as investments made in the first half of 2002 were not repeated. As is the case for sales, the German market accounts for a substantial portion of the segment’s profit.

Asia Pacific

Asia Pacific’s sales increased modestly due to the weaker U.S. dollar, primarily as it relates to the Australian dollar and the Japanese yen. Excluding the favorable currency impact, sales for the year were down slightly. The decline was primarily due to significant declines in Korea, the Philippines and Taiwan and a modest decline in Japan. Offsetting these items were substantial increases in Australia and India, a sharp increase in China and a strong increase in Malaysia. The Taiwan decline was due to the Company’s decision last year to convert the market to an importer. While sales declined, profitability has improved as a result of this change. Korea showed sequential improvement in the fourth quarter and continued to refine a new compensation plan implemented in the first quarter of 2003 to better attract recruits into the business and make the manager level more attractive to overcome the dramatic loss of highly productive managers that originally resulted from a change required by government regulatory actions aimed against the direct selling industry. Although recruiting has been successful, showing a substantial increase in the latter part of 2003, the market continued to face a challenge as a result of the significant reduction in sales force size. The Philippines also showed improvement in the fourth quarter and closed the year with a strong sales force size advantage. In Japan, an unfavorable mix of products as well as discounting some high-priced items was largely responsible for the decline. Australia’s increase was a result of increased volume generated by a more productive and slightly larger sales force. The emerging markets of India and China continued to progress as business expansion produced increased volume in both markets, particularly in China which had a substantial increase in the number of outlets open. In China, direct selling is prohibited by law, so the Company reaches consumers through independent store fronts. The Malaysian increase was due to a strong second half that included a business-to-business transaction. First half weakness was largely due to the SARS threat. The market finished the year with a modest increase in sales force size. This advantage, coupled with similar improvement in productivity yielded the volume increase that drove the full-year sales improvement.

While the weaker U.S. dollar versus the Australian dollar and Japanese yen improved the comparison slightly, segment profit for 2003 was down substantially primarily as a result of a $13.1 million gain recognized in 2002 from the sale of one of the Company’s Japanese manufacturing/distribution facilities, partially offset by $2.7 million of related closure costs. Excluding the impact of these items, Japanese profitability was down significantly due largely to an unfavorable mix of products that negatively impacted the gross margin realized. Also, Indonesia had a significant decline in profit for the year; also due to an unfavorable product mix as well as increased administrative expenses. The segment’s margin was further negatively impacted by increased inventory obsolescence charges, primarily in Korea, and increased mold costs. Offsetting these declines were sharp improvements in China and India, as small losses in 2002 compared with 2003 profit as the markets continued to grow and develop economies of scale necessary for sustained profitability. Australia and Malaysia were also up substantially during the year due to the improved sales noted above. In addition, Australia achieved an improved gross margin through the sale of a more favorable mix of products and lower discounting.

The IDA program, which began in the fourth quarter of 2001, continued to progress in Asia Pacific. In the fourth quarter of 2003, the segment had over 1,100 retail access points as compared with about 400 open during 2002’s fourth quarter. Most access points were in China which, as noted above, operates in independent store fronts due to local regulations.

In the third quarter of 2003, the Company’s direct selling license to operate in Indonesia expired. As a result of a continued delay in anticipated government business regulation, the Company is presently unable to renew its license under its current ownership structure and as a result, is operating without a license. The Company has been in contact with the appropriate Indonesian government officials, as well as other members of the direct selling industry similarly impacted, in an attempt to resolve the situation. However, until any resolution is final, it is possible that the government could order the Company to cease operations in Indonesia, which could materially impact the segment’s sales and profit. In such an event, the Company would seek a solution allowing operations to continue during a transition period. If that action proved unsuccessful, the Company would expect to be able to reorganize its operations in a slightly less favorable structure and begin operations again in a period of four to six months.

Tupperware Corporation Annual Report • 2003

Latin America

Sales were down significantly in 2003, largely due to a decline in Mexico, by far the segment’s largest market, that was due to a stronger U.S. dollar versus the Mexican peso and reduced volume. The volume reduction was largely due to a substantial decline in average active sellers during the year. Partially compensating for these impacts was better pricing as the heavy discounting of 2002 was not repeated in 2003 to the same level. However, for the first time since the second quarter of 2002, the market had a favorable sales comparison to the prior year in the fourth quarter of 2003. Also contributing was a substantial decline in Brazil due to reduced volume with a sales force that was about half the size it was at the end of 2002. Providing a partial offset was a significant increase in Venezuela as a substantial increase in active sellers led to improved volume.

Segment profit in 2003 was half what it was in the prior year, which was also driven by Mexican performance. The stronger U.S. dollar compared with the Mexican peso was partially responsible for the decline as was an unfavorable product mix in Mexico and significantly reduced capacity utilization, as a result of reduced sales volume noted above. Partially offsetting these negative impacts were substantial improvements in Brazil and Venezuela profitability. Despite the reduced sales in Brazil, the market reduced its loss with an improved gross margin due to a better mix of products. As noted earlier in the re-engineering section, the market has also undergone a headcount reduction in the fourth quarter of 2003 in an effort to better align costs with current sales levels. The improved sales in Venezuela noted above resulted in a significant improvement in profitability and the market achieved a profit in 2003 as compared with a loss last year.

Mexico continues work to grow its beauty product business and in 2003, beauty sales accounted for approximately 7 percent of the market’s sales. Moving into 2004, the Company anticipates making a continued investment in the beauty line in Mexico in an effort to accelerate the expansion of the beauty business. It is anticipated that it will take two to three years to get to a level of scale that will generate appreciable segment sales and profit growth.

North America

North America had a significant sales decline attributable to both the United States and Canada. The United States sales, as noted earlier, were impacted by the conversion to a new business model which resulted in higher company selling prices offset by increased commission payments. This conversion added approximately $27 million to the 2003 sales level as compared with 2002 and excluding this impact, sales would have been down 30 percent for the year. This decline was due to a significantly smaller total sales force as well as reduced activity and productivity during the year. The declines in these sales force statistics were partially due to the impact of the Company’s relationship with Target and its effect on the core party business. In the fourth quarter of 2002, the Company significantly expanded its relationship with Target Corporation and began selling in over 1,100 Target stores in the United States. Although the sales in this channel exceeded expectations, the scale and positioning of the expanded presence did not mesh well with the party plan business as it did not enhance the sales force’s ability to drive Tupperware parties and recruiting. As a consequence, the Company ended its relationship with Target effective September 1, 2003. While efforts to rebuild the sales force continue and yielded improved recruiting in the fourth quarter, a sales force size advantage is not expected until the fourth quarter of 2004. The Company introduced A Taste of Tupperware parties in 2003, which are intended to enhance the party experience by making it more fun and interactive. This is expected to improve party attendance and sales and to also make the training and recruiting of sellers easier. In an effort to accelerate acceptance and use of this format, the Company intends to make an increased investment in public relations in 2004 to expand consumer knowledge about the party experience. Experience-based parties have also been introduced in Australia, BeautiControl, France and other markets.

The Company will continue to focus on its non-Target IDA initiatives utilizing retail access points, TV shopping and the Internet to obtain access to more consumer groups, but will limit access to those activities where the sales force can have maximum involvement and interaction with the consumer to remind them of the benefits of the party. Another impact of the lower sales during the year was reduced distributor profitability. This negatively impacted the number of retail access points open in 2003 compared with 2002 as fewer distributors were able to take the financial risk. Additionally, higher mall rent during 2003 exacerbated the situation. The

Company intends to evaluate other, less expensive venues to allow for more affordable retail access point opportunities. During the year, IDA sales represented 11 percent of sales compared with 9 percent last year, excluding Target.

The North American segment loss resulted from the sales decline noted above as well as a significant reduction in gross margin percentage due to aggressive product discounting during 2003 and lower capacity utilization. As noted in the re-engineering section, the segment implemented a headcount reduction in the fourth quarter that, along with other planned actions is expected to improve the cost structure. This, along with a lower level of discounting, is expected to result in $15 to $20 million of improved profitability in 2004. Partially offsetting this improvement will be the investment in public relations noted above.

BeautiControl North America

BeautiControl had a significant sales increase for the year, and registered its highest sales year ever, as a strong increase in total sales force as well as improved productivity helped generate increased sales volume. The Company is also experiencing success with an updated group selling concept called Spa ESCAPE. This party format emphasizes a customer experience in addition to product demonstration. Further, it is emphasizing multiple ordering opportunities in more one-on-one selling situations to generate increased sales volume. Through continuation of its sales force leadership development program, the Company has improved recruiting by highlighting and incenting the available business opportunity for the sales force.

The decrease in segment profit during the year was due to 2002’s inclusion of a $2.3 million benefit from the favorable resolution of a pre-acquisition contingency. This impact coupled with a lower margin offset the benefit of the increased sales volume. The lower margin was due to a less favorable mix of products due to increased sales of items to support the Spa ESCAPE format and more entry kits to support the sales force increase. These items carry a lower margin than traditional product line sales items. The Company has taken actions to improve the margin realized on these types of sales and saw improvement in the latter half of 2003. Excluding the impact of the $2.3 million benefit noted above, the segment had an improved return on sales during 2003 and is expected to realize further improvement in 2004, excluding the impact of an expected $1.3 million first quarter charge related to an executive retirement.

Regional Results 2002 vs. 2001

					Increase (decrease)		Restated[a] Increase (decrease)	Positive (negative) foreign exchange impact	Percent of total
(Dollars in millions)	2002		2001		Dollar	Percent			2002	2001

Sales
Europe	$420.8		$400.4		$20.4	5%	(1)%	$23.2	38%	36%
Asia Pacific	209.5		213.4		(3.9)	(2)	(3)	1.9	19	19
Latin America	130.9		182.6		(51.7)	(28)	(22)	(14.7)	12	16
North America	268.4		254.2		14.2	6	6	(0.1)	24	23
BeautiControl N.A.	73.9		63.8		10.1	16	16	—	7	6

	$1,103.5		$1,114.4		$(10.9)	(1)%	(2)%	$10.3	100%	100%

Segment profit
Europe	$88.3	[b]	$74.8		$13.5	18%	9%	$5.9	53%	49%
Asia Pacific	35.7	[c]	28.5		7.2	26	20	1.1	21	19
Latin America	6.2	[d]	15.4	[d]	(9.2)	(60)	(59)	(0.4)	4	10
North America	30.4		32.9		(2.5)	(8)	(8)	—	18	22
BeautiControl N.A.	5.9		0.5		5.4	+	+	—	4	—

	$166.5		$152.1		$14.4	(10)%	5%	$6.6	100%	100%

Footnote explanations are on the following page.

Tupperware Corporation Annual Report • 2003

a.	2002 actual compared with 2001 translated at 2002 exchange rates.
b.	Includes $1.6 million of costs, primarily for the write-down of inventory and reserves for receivables related to restructuring the business model of the Company’s United Kingdom operations and a $21.9 million gain from the sale of the Company’s former Spanish manufacturing facility.
c.	Includes a $13.1 million gain from the sale of one of the Company’s Japanese manufacturing/ distribution facilities as well as $2.7 million of costs related to the closure and disposal of this facility.
d.	Includes $0.1 million and $7.7 million in 2002 and 2001, respectively, of costs primarily for the write-down of inventory and reserves for receivables related to changes in distribution models in certain countries.
+	Increase of more than 100%.

Europe

The modest increase in sales was due to the strengthening of the euro during 2002, particularly in the latter part of the year. In local currency, sales were down slightly. This decrease was due largely to declines in Germany and the Central Mediterranean Countries with lesser declines in France and the United Kingdom also contributing. All of these declines were due to less active sales forces that offset productivity gains and a lower level of initial promotional shipments in December 2002 for January 2003 programs compared with similar shipments in December 2001. In 2002, sales in Germany, the segment’s largest market, were $172.8 million versus $180.6 million in 2001 translated at 2002 exchange rates. Partially offsetting the impact of these markets were strong gains in Portugal and the Nordics, both of which had larger, more active and more productive sales forces. Additionally, the emerging markets of Turkey and Russia showed strong growth rates. Further offsetting the declines noted above were sales from business-to-business activities. European business-to-business sales totaled $9.7 million during 2002 as compared with no such sales in 2001. Overall, the slight reduction of European sales was primarily the result of a difficult economic environment in the first half of the year that the Company responded to with increased promotional spending to maintain sales force activity and retain market share. In addition, theCompany continued to expand IDA channel activity that began in 2001. These efforts contributed to a five-percent increase in total sales force at the end of 2002. In the fourth quarter of 2002, the Company had nearly 200 retail access points open in Europe as compared with approximately 100 during the fourth quarter of 2001.

The significant increase in segment profit was also due to the strengthening euro as well as to the gain on the sale of the Company’s former Spanish manufacturing facility of $21.9 million. This gain was partially offset by a reduction of $1.6 million for the write-down of inventory and reserves for receivables as a result of restructuring the business model of the Company’s United Kingdom operations. Excluding these items and the impact of foreign exchange, segment profit declined 16 percent for the year. This decline was due in large part to higher promotional expenses in the first half of the year which were partially offset by an insurance recovery for damaged inventory due to a minor equipment failure of approximately $2.2 million.

Asia Pacific

Asia Pacific’s sales were down slightly as strong gains in Australia and the emerging markets of China, India and Indonesia were offset by significant declines in Korea and the Philippines. In addition, in spite of a weak economy, a larger and more productive sales force led Japan, the Company’s largest market in the segment, to finish the year with a slight increase in sales. Japan was also buoyed by a better mix of products as a result of a stronger product line up that included more higher-priced items. Australia was strengthened by a sales force that grew more than 13 percent from the end of 2001, and also increased productivity. The emerging markets continued to expand and Indonesia in particular had a substantial increase in productivity. The challenge in Korea centered on government regulatory changes aimed at the direct selling industry, which required a move to an alternate structure and commission model. These changes proved to be very disruptive to the sales force and resulted in a dramatic loss of highly productive managers. A revised compensation program was launched in the first quarter of 2003. In the Philippines, the issue was a significantly lower sales force and the compounding effect of reduced activity. The Company addressed this issue with an expanded product line, focusing on consumable products to supplement the durable nature of the traditional Tupperware line of products. The Company also addressed this issue with efforts to expand the sales force size, activity and productivity.

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

The IDA program, which began in the fourth quarter of 2001, continued to progress in Asia Pacific. In the fourth quarter of 2002, the segment had nearly 400 retail access points with more than a third of distributors participating as compared with about 300 open during 2001’s fourth quarter. Approximately half of the segment’s access points related to China.

Latin America

Sales were down significantly both including and excluding the negative foreign exchange impact due to a stronger U.S. dollar versus the Mexican peso, Brazilian real, Venezuelan bolivar and Argentine peso. Contributing to the decline was a change in the distributor model for several markets in the segment as part of the restructuring activities. This change resulted in sales being recorded at a lower amount while also shifting some costs to the distributor resulting in no material impact to segment profit. Excluding this impact, approximately $9.2 million, and that of negative foreign exchange, sales for the segment were down 17 percent. The segment’s decline was primarily due to a weak consumer environment in Mexico. This situation led to challenges with recruiting, activity and productivity of the sales force. The total sales force in the segment was down 12 percent, primarily due to a decline in Mexico, and resulted in decreased sales volume compounded by increased discounting in an effort to maintain sales force activity and retain market share. The late year economic shut down in Venezuela due to the political environment dampened what had been a successful year in the market. Nonetheless, Venezuela had a significant sales increase during the year.

In profits, a significant decline in Mexico resulted in a similar decline for the segment as a whole. The impact of the Mexican drop off was somewhat mitigated by the $7.7 million of costs in 2001 related to the distribution model changes referred to above. Excluding that impact, segment profit was down 72 percent. The decline in Mexico was a result of the factors discussed above as well as increased promotional spending. The slight foreign exchange impact on profits was due primarily to the weaker Mexican peso partially offset by the impact of the weaker Brazilian real due to a loss recorded in Brazil in 2001. The Company reconfigured its expense base to minimize the negative profit impact of the macroeconomic and political environment of Latin America, particularly in Venezuela, Brazil and Argentina.

North America

North America had a modest sales increase during the year due to an increase in the United States. The increase was due to the modification of the distribution model discussed earlier. Excluding the $16.2 million impact of this change, North American sales were flat with 2001 as a one-percent increase in the United States was offset by a significant decline in Canada due to reduced volume from a smaller and less active sales force. A disruption to the U.S. business that began in the third quarter due to an unusually high number of distributors being transitioned to the new business model continued into the fourth quarter. As discussed previously, in October 2002, the Company significantly expanded its relationship with Target Corporation and began selling in all Target stores in the United States. This action increased the number of outlets carrying Tupperware products to over 1,100 as compared with 82 at the end of the third quarter. During 2002, the Company suspended a small pilot program using retail access points in Kroger and Fry’s grocery stores. Additionally, the business model change for United States distributors reduces distributor expenses and allowed the Company to expand the number of distributors. During the year, the United States had a six-percent net gain in distributors after many years with minimal increases or declining numbers.

The IDA program continued to grow in the United States and in 2002 represented 9 percent of total sales, excluding Target sales, compared with 6 percent

Tupperware Corporation Annual Report • 2003

in 2001. For the year, excluding the impact of the new business model change, United States traditional party plan sales were down slightly.

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

BeautiControl had a significant sales increase for the year. The increase was primarily a result of the strong sales force leadership development program initiated in 2001, along with successful merchandising programs. These programs provided the basis for improved sales force productivity as well as a larger total sales force, which increased 10 percent over 2001.

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

Financial Condition

Liquidity and Capital Resources.

Working capital increased to $137.2 million as of December 27, 2003 compared with $77.1 million as of December 28, 2002 and $13.8 million as of December 29, 2001. The current ratio was 1.5 to 1 at the end of 2003 compared with 1.3 to 1 at the end of 2002 and 1.0 to 1 at the end of 2001. The 2003 working capital increase was due to increases in cash, inventories, current deferred taxes and other current assets. The buildup of cash was from the cash generated by operations as well as proceeds from asset disposals, largely related to the Company’s sale of land for development in Orlando, Florida, and the fact that the majority of the Company’s remaining debt does not begin to mature until 2006. The increase in inventories was largely due to the impact of a weaker U.S. dollar, especially against the euro. Also contributing to the increase were increases in the United States, Mexico and BeautiControl. The U.S. and Mexican increases were due to sales falling short of production forecasts while the BeautiControl increase was due to stocking for January 2004 promotional programs. The increase in current deferred taxes reflected an increase in temporary differences generated by the recognition of domestic income for tax purposes. Other current assets increased primarily due to higher recoverable value added taxes in Europe due to a change in legal structure in one jurisdiction and the timing of receipts in others. Also contributing to the increase was higher vendor receivables related to sourcing agreements. The working capital increase was further influenced by declines in accounts payable and short-term debt. The slight decline in accounts payable reflected the offsetting impacts of the weaker U.S. dollar and local currency declines in Japan and the United States due to lower year-end purchases. The reduction in short-term debt reflected the payment of a $15 million medium-term note that was due in mid-2003.

In 2002, working capital increased due to reduced short-term borrowings and current portion of long-term debt. This reduction was due to debt payments made from operating cash flows as well as the proceeds from the sale of facilities closed as part of the Company’s re-engineering program and the sale of land held for development near the Company’s Orlando, Florida headquarters. Also contributing was an increase in cash which grew subsequent to the Company paying down all of its outstanding commercial paper borrowings. The impact of these items was partially offset by a significant decline in accounts receivable reflecting increased efforts to more effectively manage outstanding receivables as well as the fact that receivables in 2001 were unusually high which reflected sales from increased December orders in Europe in preparation for a significant promotional period in January of 2002, anticipation of the implementation of the euro currency and the expectation of inclement weather in some countries. These factors were partially offset by the impact of a weaker U.S. dollar.

In addition to an existing $150 million agreement, on April 30, 2002, the Company entered into a $100 million line of credit agreement to replace an expiring agreement. Of the $250 million total, $150 million expires April 29, 2005 and $100 million expires on April 27, 2004. Based upon its liquidity projections and negotiations with participating banks about fees and covenants, the Company will likely not seek to renew the facility expiring in 2004. The line of credit agreements require the Company to meet certain financial covenants and subject the Company to a net worth test that would restrict its ability to pay dividends and finance its operations if adjusted consolidated net worth were insufficient to meet the requirements of this test. As of December 27, 2003, the requirement was $123.7 million and the Company’s adjusted consolidated net worth was $163.3 million. The requirement is increased quarterly by 25 percent of the Company’s consolidated net income in that quarter. There is no adjustment for losses. The adjusted consolidated net worth is adjusted for results of operations, primarily with increases for net income and decreases for dividends paid. The covenants also subject the Company to an adjusted earnings to total borrowings ratio which could restrict the Company’s access to debt financing. Earnings are adjusted to exclude interest, taxes, depreciation and amortization, and any extraordinary, unusual or non-recurring gains and non-cash charges and are based on a four quarter rolling total. At the end of 2003, the Company had borrowings of $269.1 million compared with maximum borrowings permitted under the covenants of $363.8 million. The Company does not anticipate these covenants will restrict its ability to finance its operations.

On December 17, 2003, Standard and Poor’s, one of the Company’s debt rating agencies, downgraded the Company’s long-term corporate credit and senior unsecured debt ratings from BBB- to BB+ and its short-term corporate credit and commercial paper ratings from A3 to B. At the same time, the Company was removed from Credit Watch. This reduction followed a June 6, 2003 downgrade to the previous ratings. Also, on January 12, 2004, the Company’s other debt rating agency, Moody’s, downgraded the Company’s senior unsecured debt to Baa3 and its short-term credit and commercial paper rating to P3 with a stable outlook. As a result of the downgrades, the Company no longer sells commercial paper and satisfies most of its short term financing needs utilizing its revolving line of credit. As of December 27, 2003, the Company had $245.2 million available under the lines of credit and $145.0 million of foreign uncommitted lines of credit. The lines of credit, the foreign uncommitted lines of credit, cash generated by operating activities as well as proceeds from the Company’s program to sell land for development as discussed below are expected to be adequate to finance working capital needs and capital expenditures.

The Company’s major markets for its products are France, Germany, Mexico, Japan and the United States. A significant downturn in the economies of these markets would adversely impact the Company’s ability to generate operating cash flows. Operating cash flows would also be adversely impacted by significant difficulties in the recruitment, retention and activity of the Company’s independent sales force, as well as a lack of success of new products and promotional programs.

The total debt-to-capital ratio at the end of 2003 was 54.1 percent compared with 61.7 percent at the end of 2002, and the net debt-to-capital ratio was 49.5 percent at the end of 2003 compared with 58.8 percent at the end of 2002. The decreases reflected the payment of the medium-term note discussed above and an increase in equity primarily due to a decline in other comprehensive loss from a generally weaker U.S. dollar, and with respect to net debt-to-total capital, a higher cash balance generated through cash flow from operating activities net of cash outflow from investing activities and dividends paid. Based on debt maturity dates, the Company does not expect any meaningful debt reductions until at least 2006 and expects to have a higher cash balance at the end of 2004. As a result, it believes that the net debt-to-capital ratio presented above represents a more meaningful comparative measure of the Company’s cash flow management than total debt-to-capital. It is currently the Company’s expectation that it will maintain its current debt/equity mix and that it will seek to refinance, in 2006, all or a portion of the $100 million notes that are then due.

The following summarizes the Company’s contractual obligations at December 27, 2003, and the effect such obligations are expected to have on its liquidity and cash flow in future periods.

Tupperware Corporation Annual Report • 2003

Contractual Obligations

	Total	Less than 1 year	1 – 3 years	3 – 5 years	Over 5 years

Commercial paper borrowings	$—	$—	$—	$—	$—
Other borrowings	4.7	4.7	—	—	—
Long-term debt	263.9	0.9	103.4	3.0	156.6
Domestic pension funding	0.8	0.8	—	—	—
Non-cancelable operating lease obligations	34.5	18.8	12.0	3.5	0.2

Total contractual cash obligations	$303.9	$25.2	$115.4	$6.5	$156.8

Operating Activities. Cash provided by operating activities was $105.6 million in 2003 compared with $128.2 million in 2002 and $108.8 million in 2001. The 2003 decrease was a result of a lower decrease in accounts receivable following the significant improvement during 2002, a significant increase in net deferred income taxes as a result of temporary differences created by the recognition of domestic income for tax purposes as well as domestic credit carryforward amounts generated by the negative operating results in the United States. Also part of the decrease was a lowering of net value added taxes recoverable at the end of 2002 compared with an increase in the current year as well as the inclusion in 2002 of amounts received upon closing interest rate swap agreements (refer to Note 6 to the consolidated financial statements for a discussion of the swap agreement terminations). Partially offsetting these items was a significant increase in the net settlement of fair value hedge contracts primarily due to the appreciation of the euro relative to the U.S. dollar.

The 2002 increase was primarily due to a significant decrease in accounts receivable versus a significant increase in 2001. This impact was due to increased focus on receivables resulting in lower overdue accounts, more U.S. distributors on the new business model and late 2001 distributor orders in Europe which increased 2001 receivables, but did not recur in 2002 at the same level, as discussed earlier. Also contributing to the increase was an increase in other cash flows during 2002 due primarily to the recovery of import fees on molds in Latin America. Offsetting these amounts was an increase in inventories in 2002 versus a decline in 2001. This change was also due primarily to the impact of the late 2001 distributor orders in Europe which reduced inventories. Also, offsetting the increases was a decline in payables and accruals at the end of 2002 versus an increase at the end of 2001, which largely reflected the timing of accounts payable. Cash flow reflected the payment of $7.6 million, $20.3 million and $10.8 million of re-engineering costs in 2003, 2002 and 2001, respectively.

Investing Activities. For 2003, 2002 and 2001, respectively, capital expenditures totaled $40.0 million, $46.9 million and $54.8 million. The most significant individual component of capital spending was new molds. The decline in 2003 capital spending was due to a generally more conservative spending approach, as well as benefits of centralizing product development oversight at the corporate level and its favorable impact on mold spending. The decline in capital spending in 2002 was due to the inclusion in 2001 of expenditures related to the development of a European data center and shared service center. Capital expenditures are expected to be between $45 million and $50 million in 2004.

During 2002, as a result of re-engineering actions, the Company sold its former Spanish manufacturing facility, its Convention Center complex in Orlando, Florida and one of its Japanese manufacturing/distribution facilities. All of these facilities were closed as a result of re-engineering actions and generated combined proceeds of approximately $45 million. Also in 2002, the Company began to sell land held for development near its Orlando, Florida headquarters totaling approximately 500 acres. Sales during 2002 generated proceeds of approximately $13 million. During 2003, the Company continued to market this property and generated proceeds of approximately $5 million. Total proceeds from this program are expected to be between $80 and $90 million and the program should be complete by the end of 2006 or 2007. Much of the balance of proceeds from asset disposals relates to the rotation of fleet automobiles in markets where the Company finds it more economical to purchase rather than lease.

Dividends. During 2003, 2002 and 2001, the Company declared dividends of $0.88 per share of common stock totaling $51.4 million, $51.3 million and $51.1 million, respectively.

Subscriptions Receivable. In October 2000, a subsidiary of the Company adopted a Management Stock Purchase Plan (the MSPP), which provides for eligible executives to purchase Company stock using full recourse loans provided by the subsidiary. Under the MSPP, in 2000, the subsidiary issued full recourse loans for $13.6 million to 33 senior executives to purchase 847,000 shares. During 2003, there were no new participants to the program and one participant left the Company and sold, at the current market price, 30,100 shares to partially satisfy loans totaling $0.6 million with the balance of approximately $0.1 million settled with a cash payment from the participant. During 2002, there were no new participants to the program and 3 participants left the Company and sold, at the current market price, 78,000 shares to the Company to satisfy loans totaling $1.3 million. During 2001, under the MSPP, 9 senior executives purchased 74,500 shares of common shares from treasury stock using loans from the subsidiary. Total loan value for this group was $1.7 million. Also, during 2001, 2 participants left the Company and sold, at the current market price, 21,000 shares to the Company to satisfy loans totaling $0.3 million. Based upon the provisions of the Sarbanes-Oxley Act of 2002, no further loans under this plan will be permitted.

In 1998, the Company made a non-recourse, non-interest bearing loan of $7.7 million (the loan) to its chairman and chief executive officer (chairman), the proceeds of which were used by the chairman to buy in the open market 400,000 shares of the Company’s common stock (the shares). The shares are pledged to secure the repayment of the loan. The loan has been recorded as a subscription receivable and is due November 12, 2006, with voluntary prepayments permitted commencing on November 12, 2002. Ten percent of any annual cash bonus awards are being applied against the balance of the loan. As the loan is reduced by voluntary payments after November 12, 2002, the lien against the shares will be reduced. The subscription receivable is being reduced as payments are received. As of December 27, 2003 and December 28, 2002, the loan balance was $7.5 million.

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

Allowance for Doubtful Accounts. The Company maintains current and long-term receivable amounts with most of its independent distributors. The Company regularly monitors and assesses its risk of not collecting amounts owed to it by its customers. This evaluation is based upon an analysis of amounts currently and past due along with relevant history and facts particular to the customer. It is also based upon estimates of distributor business prospects, particularly related to the evaluation of the recoverability of long-term amounts due. This evaluation is performed market by market and account by account based upon historical experience, market penetration levels, access to alternative channels and similar factors. It also considers collateral of the customer that could be recovered to satisfy debts. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts.

Inventory valuation. The Company writes down its inventory for estimated obsolescence or unmarketable items equal to the difference between the cost of the inventory and the estimated market value based upon estimates of future demand. The demand is estimated based upon the historical success of product lines as well as the projected success of promotional programs, new product introductions and new markets or distribution channels. The Company prepares projections of demand on a product by product basis for all of its products. If the inventory on hand exceeds projected demand, the excess inventory is written down. However, if actual demand is less than projected by management, additional inventory write-downs may be required.

Tupperware Corporation Annual Report • 2003

Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets also are recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates applicable to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment requires estimates as to future operating results of as well as an evaluation of the effectiveness of the Company’s tax planning strategies. These estimates are made based upon the Company’s business plans and growth strategies in each market, and are made on an ongoing basis; consequently, future material changes in the valuation allowance are possible.

Promotional and Other Accruals. The Company frequently makes promotional offers to its independent sales force to encourage them to meet specific goals or targets for sales levels, party attendance, recruiting or other business critical activities. The awards offered are in the form of cash, product awards, special prizes or trips. The cost of these awards is recorded in delivery, sales and administrative expense during the period over which the sales force qualifies for the award. These accruals require estimates as to the cost of the awards based upon estimates of achievement and actual cost to be incurred. The Company makes these estimates on a market by market and program by program basis. It considers the historical success of similar programs, current market trends and perceived enthusiasm of the sales force when the program is launched. During the promotion qualification period, actual results are monitored and changes to the original estimates that are necessary are made when known. Like the promotional accruals, other accruals are recorded at a time when the liability is probable and the amount is reasonably estimable. Adjustments to amounts previously accrued are made when changes in the facts and circumstances that generated the accrual occur.

Valuation of Goodwill. The Company conducts an annual impairment test of its recorded goodwill in the second quarter of each year. Additionally, in the event of a change in circumstances that would lead the Company to believe that an impairment may have occurred, a test would be done at that time as well. The Company’s recorded goodwill almost exclusively relates to that generated by its acquisition of BeautiControl in October 2000. As such, the valuation of its goodwill is dependent upon the estimated fair market value of its BeautiControl operations both in North America and overseas. The Company estimates the fair value of its BeautiControl operations using discounted future cash flow estimates. Such a valuation requires the Company to make significant estimates regarding the future operations of BeautiControl and its ability to generate cash flows including projections of revenue, costs, utilization of assets and capital requirements. It also requires estimates in allocating the goodwill to the different segments that include BeautiControl operations, BeautiControl North America, Latin America and Asia Pacific. Lastly, it requires estimates as to the appropriate discounting rates to be used. The results of the 2003 review indicated fair values well in excess of the carrying values of the respective business operations. The most sensitive estimate in this evaluation is the projection of operating cash flows as these provide the basis for the fair market valuation. If operating cash flows were to be 20 percent worse than projected, the Company would still have no goodwill impairment in any segment. If operating cash flows were to be 30 percent worse than projected, the Company would need to calculate a potential impairment as it relates to BeautiControl operations in Latin America and a 50 percent decrement to operating cash flow projections would necessitate calculation of a potential impairment related to North American operations. A significant impairment would have an adverse impact on the Company’s net income and could result in a lack of compliance with the Company’s debt covenants.

Retirement Obligations. The Company’s employee pension and other post-employment benefits (health care) costs and obligations are dependent on its assumptions used by actuaries in calculating such amounts. These assumptions include health care cost trend rates, salary growth, long-term return on plan assets, discount rates and other factors and are determined by the Company’s management. The health care cost trend assumptions are based upon historical results, near-term outlook and an assessment of long-term trends. The salary growth assumptions reflect the Company’s historical experience and outlook. The long-term return on plan assets are based upon historical results of the plan and investment market overall as well as the Company’s belief as to the future returns to be earned over the life of the plans. This discount rate is based upon current yields of AA rated corporate long-term bond yields. These assumptions can have a material impact on the Company’s financial results. For example, a 1 percentage point increase in the Company’s health care cost trend rate would have resulted in a $0.5 million decrease in the Company’s pretax earnings for the year and a $5.6 million increase in its obligation. For each percentage point change in the domestic pension long-term rate of return assumption, pretax earnings would change by approximately $0.3 million. The Company’s key assumptions are indicated in Note 11 to the consolidated financial statements.

Impact of Inflation

Inflation as measured by consumer price indices has continued at a low level in most of the countries in which the Company operates.

Market Risk

One of the Company’s market risks is its exposure to the impact of interest rate changes. The Company has elected to manage this risk through the maturity structure of its borrowings, interest rate swaps and the currencies in which it borrows. If short-term interest rates varied by 10 percent, the Company’s interest expense for 2003 would have been impacted by approximately $0.6 million. The above calculation is based upon the Company’s 2003 debt mix. The Company has set a target, over time, of having approximately half of its borrowings with extended terms. The Company believes that this target gives it the best balance of cost certainty and the ability to take advantage of market conditions. To move back toward this target after closing previously entered swap agreements to take advantage of market conditions then existing, in mid-2003 the Company entered into the interest rate swap agreements discussed previously in the net interest section.

During 2002, the Company entered an interest rate swap agreement with a notional amount of 6.7 billion Japanese yen that matures on January 24, 2007. The Company pays a fixed rate payment of 0.63 percent semi annually and receives a Japanese yen floating rate based on the LIBOR rate which is determined two days before each interest payment date. This agreement converts the variable interest rate implicit in the Company’s rolling net equity hedges in Japan to a fixed rate. While the Company believes that this agreement provides a valuable economic hedge, it does not qualify for hedge accounting treatment under the terms of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. Accordingly, gains or losses resulting from this agreement are recorded as a component of net interest expense as incurred. Over the life of the swap, any cumulative gains or losses since the inception of the agreement will be reduced to zero. As of the end of 2003, the cumulative loss was approximately $0.7 million.

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

Although this currency risk is partially mitigated by the natural hedge arising from the Company’s local product sourcing in many markets, a strengthening U.S. dollar generally has a negative impact on the Company. In response to this fact, the Company uses financial instruments, such as forward contracts, to hedge its exposure to certain foreign exchange risks associated with a portion of its investment in international operations. In addition to hedging against the balance sheet impact of changes in exchange rates, the hedge of investments in international operations also has the effect of hedging a portion of the cash flows from those operations. The Company also hedges with these instruments certain other exposures to various currencies arising from non-permanent intercompany loans and firm purchase commitments. Further, beginning in the first quarter of 2002, the Company initiated a strategy to hedge the annual translation impact of foreign exchange fluctuations between the U.S. dollar and the euro, Japanese yen, Korean won and Mexican peso. This hedging program, which focused on certain cash flows in these currencies,

Tupperware Corporation Annual Report • 2003

also had the effect of making the impact of changes in exchange rates on the year-over-year comparison of net income more predictable, although it did not eliminate them. In the fourth quarter of 2002, the Company discontinued this program related to the Mexican peso as declines in the Company’s Mexican operations and increased relative interest costs resulted in the benefit of predictability offered by the program no longer outweighing the economic costs. The cessation resulted in immediately recognizing $1.2 million of gains previously deferred in other comprehensive income as hedged transactions were no longer going to occur. Also in consideration of increased cost, the Company discontinued this program with respect to the other currencies upon the maturity of all existing contracts at the end of 2003.

In order to hedge against the impact of a strengthening U.S. dollar in 2004, on January 19, 2004, the Company entered into ten option agreements to hedge a portion of its net equity investments denominated in euros. The options each have a strike price of approximately 1.18 U.S. dollars to the euro as compared with a market rate of 1.24 U.S. dollars to the euro when the options were contracted. The effect of these options is to protect the value of the Company’s euro net equity and the majority of its expected 2004 euro-denominated cash flows with a floor of 1.18 U.S. dollars to the euro by giving the Company the option to sell euros at that value. The options have a combined notional value of approximately $118 million and expire at various points during 2004. Should the rate stay above the strike price during the course of the year, the Company will allow the options to expire unexercised. At the end of each quarter, the Company will revalue the open options and record any change in the fair value as a component of other comprehensive income. The Company paid approximately $1.7 million for these options which will be recorded in other expenses during 2004 as part of the revaluation to market.

The Company’s program to sell land held for development is also exposed to the risks inherent in the real estate development process. Included among these risks are the ability to obtain all government approvals, the success of buyers in attracting tenants for commercial developments and general economic conditions such as interest rate increases in the Orlando real estate market.

New Pronouncements

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, as of the beginning of its 2001 fiscal year. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation of the hedge exposure. Depending on how the hedge is used and the designation, the gain or loss due to changes in fair value is reported either in earnings or in other comprehensive loss. Adoption of the statements had no significant impact on the accounting treatment and financial results related to the hedging programs the Company has undertaken. SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, issued in April 2003, was adopted without impact in 2003. The Company’s outstanding derivative financial instruments are identified in Note 6 to the consolidated financial statements.

In June 2001, the Board issued SFAS 143, “Asset Retirement Obligations”, to address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The Company adopted this pronouncement without impact.

In July 2001, the Board issued SFAS 142, “Goodwill and Other Intangible Assets”, which superseded Accounting Principles Board Opinion No. 17, “Intangible Assets”. This statement addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Beginning with fiscal year 2002, the Company no longer amortizes its goodwill, but evaluates it for impairment at least annually. The transition impairment review was completed in the second quarter of 2002 and no impairment charge was necessary. This date also serves as the Company’s period for annual impairment testing going forward and the conclusion of the review, completed in the second quarter of 2003, was also that no impairment charge was necessary. The Company has no other intangible assets impacted by this statement. Goodwill amortization totaled $1.4 million in 2001. Excluding the amortization, net income would have been $62.5 million, or $1.06 per diluted share, for 2001.

The Board also issued, in August 2001, SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement, which was effective for fiscal years beginning after December 15, 2001, addresses financial accounting and reporting for the impairment of long-lived assets, excluding goodwill and intangible assets, to be held and used or disposed of. The Company adopted this pronouncement in the first quarter of 2002 with no material impact.

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

In July 2002, the Board issued SFAS 146, “Accounting for Exit or Disposal Activities”, which addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal costs under EITF 94-3, “Accounting for Restructuring Charges”. SFAS 146 was effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted this standard relative to 2003 activities discussed in the re-engineering section earlier with minimal impact.

In November 2002, the Board issued FASB Interpretation No. (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS 5, 57 and 107 and Rescission of FASB Interpretation No. 34”. FIN 45 clarifies the requirements of SFAS 5, “Accounting for Contingencies”, relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. Disclosure provisions of FIN 45 were effective for interim or annual periods that ended after December 15, 2002. Provisions for initial recognition and measurement of a liability were effective on a prospective basis for guarantees that were issued or modified after December 31, 2002. The Company has adopted the disclosure and initial recognition and measurement provisions with no material impact.

In December 2002, the Board issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FAS 123” which amends SFAS 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement was effective for fiscal years ending after December 15, 2002 and was adopted by the Company in fiscal year 2002. The Company adopted the fair-value-based method of accounting for stock options under the provisions of SFAS 123, “Accounting for Stock-Based Compensation”, effective with fiscal year 2003. This change, which has been treated prospectively as permitted under SFAS 148, had a minimal impact on 2003 net income but is expected to grow to an annual impact of six to seven cents per share over three years as the cost is phased in over the vesting period and new grants are made.

In January 2003, the Board issued FIN 46, “Consolidation of Variable Interest Entities”. FIN 46 was issued to provide guidance in determining if consolidation is required under existing standards or whether the variable interest model under FIN 46 should be used to account for existing and new entities. A revised version, FIN 46R, was issued in December 2003. The revised standard is applicable to all special purpose entities (SPE’s) created prior to February 1, 2003 at the end of the first interim or annual period after December 15, 2003. It is applicable to all non-SPE’s created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has adopted the effective components of this standard without impact and does not anticipate any impact upon full adoption.

On May 31, 2003, the Board issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be accounted for as equity and requires that those

Tupperware Corporation Annual Report • 2003

instruments be classified as liabilities in statements of financial position. It was effective for all financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted the provisions of SFAS 150 without impact.

On December 17, 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 (SAB 104), “Revenue Recognition”, which superseded SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” which was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has adopted the provisions of SAB 104 without impact.

On December 23, 2003, the Board released a revised SFAS 132, “Employer’s Disclosure about Pensions and Other Postretirement Benefits”. The revised standard provides required disclosure for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. It also requires new interim disclosure regarding certain aspects of a company’s plans. The standard is effective for domestic plans for fiscal years ending after December 15, 2003 and for interim periods beginning after December 15, 2003. It is effective for foreign plans for fiscal years ending after June 15, 2004 and interim periods beginning after December 15, 2003. The Company has adopted the standard and has included the required disclosures in Note 11 to the consolidated financial statements related to its domestic plans and will adopt the standard’s disclosure requirements regarding foreign plans beginning in the first quarter of 2004.

On January 12, 2004, the Board released FASB Staff Position No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (FSP 106-1). SFAS 106, “Employers’ Accounting for Postretirement Benefits other than Pensions”, requires a company to consider current changes in applicable laws when measuring its postretirement benefit costs and accumulated postretirement benefit obligation. However, because uncertainties may exist for plan sponsors surrounding the effect of provisions of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) and certain accounting issues raised by the Act are not addressed by SFAS 106, FSP 106-1 allows plan sponsors to elect a one-time deferral of the accounting for the Act. If deferral is elected, it must remain in effect until the earlier of the issuance of guidance by the Board or the remeasurement of plan assets and obligations subsequent to January 31, 2004. The Company has elected the deferral option and required disclosures are included in Note 11 to the consolidated financial statements. For reasons noted in FSP 106-1, the Company is currently unable to reliably determine what, if any, impact the Act may have on its plan.

Forward-Looking Statements

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this report, other reports, filings with the Securities and Exchange Commission, press releases, conferences or otherwise are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements contained in this report that are not based on historical facts are forward-looking statements. Risks and uncertainties may cause actual results to differ materially from those projected in forward-looking statements. The risks and uncertainties include successful recruitment, retention and activity levels of the Company’s independent sales force; success of new products and promotional programs; the ability to obtain all government approvals on and generate profit from land development; the success of buyers in attracting tenants for commercial development; economic and political conditions generally and foreign exchange risk in particular; disruptions with the integrated direct access strategies; integration of cosmetics and other non-traditional product lines into Company operations; and other risks detailed in the Company’s report on Form 8-K dated April 10, 2001, as filed with the Securities and Exchange Commission.

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

Consolidated Statements of Income

	Year Ended
(In millions, except per share amounts)	December 27, 2003	December 28, 2002	December 29, 2001

Net sales	$1,174.8	$1,103.5	$1,114.4
Cost of products sold	408.0	362.6	374.0

Gross margin	766.8	740.9	740.4

Delivery, sales and administrative expense	677.4	625.2	610.4
Re-engineering and impairment charges	6.8	20.8	24.8
Gains on disposal of assets	3.7	49.4	—

Operating income	86.3	144.3	105.2

Interest income	1.8	2.2	2.9
Other income	0.6	—	0.6
Interest expense	15.6	24.0	24.6
Other expense	16.5	5.1	1.9

Income before income taxes	56.6	117.4	82.2
Provision for income taxes	8.7	27.3	20.7

Net income	$47.9	$90.1	$61.5

Net income per common share:
Basic	$0.82	$1.55	$1.06

Diluted	$0.82	$1.54	$1.04

See Notes to the Consolidated Financial Statements.

Tupperware Corporation Annual Report • 2003

Consolidated Balance Sheets

(Dollars in millions, except per share amounts)	December 27, 2003	December 28, 2002

ASSETS
Cash and cash equivalents	$45.0	$32.6
Accounts receivable, less allowances of $25.2 million in 2003 and $36.6 million in 2002	102.1	103.2
Inventories	160.5	148.2
Deferred income tax benefits, net	59.2	44.1
Prepaid expenses and other	44.6	32.0

Total current assets	411.4	360.1

Deferred income tax benefits, net	136.8	124.8
Property, plant and equipment, net	221.4	228.9
Long-term receivables, net of allowances of $26.8 million in 2003 and $12.4 million in 2002	45.4	39.6
Goodwill, net of accumulated amortization of $1.6 million in 2003 and 2002	56.2	56.2
Other assets, net	18.7	21.0

Total assets	$889.9	$830.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$86.0	$89.3
Short-term borrowings and current portion of long-term debt	5.6	21.2
Accrued liabilities	182.6	172.5

Total current liabilities	274.2	283.0

Long-term debt	263.5	265.1
Accrued postretirement benefit cost	36.4	35.7
Other liabilities	87.6	69.3
Commitments and contingencies (Note 14)

Shareholders’ equity:
Preferred stock, $0.01 par value, 200,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value, 600,000,000 shares authorized; 62,367,289 shares issued	0.6	0.6
Paid-in capital	23.1	22.8
Subscriptions receivable	(20.6)	(21.2)
Retained earnings	529.0	535.3
Treasury stock 3,850,343 and 4,006,381 shares in 2003 and 2002, respectively, at cost	(105.5)	(110.2)
Unearned portion of restricted stock issued for future service	(1.6)	(0.1)
Accumulated other comprehensive loss	(196.8)	(249.7)

Total shareholders’ equity	228.2	177.5

Total liabilities and shareholders’ equity	$889.9	$830.6

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

	Common stock		Treasury stock		Paid-in
(In millions, except per share amounts)	Shares	Dollars	Shares	Dollars	capital

December 30, 2000	62.4	$0.6	4.5	$(125.5)	$21.7
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
Comprehensive income
Cash dividends declared ($0.88 per share)
Payments of subscriptions receivable
Earned restricted stock, net
Stock issued for incentive plans and related tax benefits			(0.2)	6.9	0.8

December 28, 2002	62.4	$0.6	4.0	(110.2)	22.8
Net income
Other comprehensive income:
Foreign currency translation adjustments
Minimum pension liability, net of tax benefit of $0.3 million
Net equity hedge loss, net of tax benefit of $4.3 million
Net settlement of deferred losses on cash flow hedges
Comprehensive income
Cash dividends declared ($0.88 per share)
Payments of subscriptions receivable
Earned restricted stock, net
Stock issued for incentive plans and related tax benefits			(0.1)	4.7	0.3

December 27, 2003	62.4	$0.6	3.9	$(105.5)	$23.1

See Notes to the Consolidated Financial Statements.

Tupperware Corporation Annual Report • 2003

	Subscriptions receivable	Retained earnings	Unearned Portion of restricted stock issued for future service	Accumulated other comprehensive loss	Total shareholders’ equity	Comprehensive income

December 30, 2000	$(21.2)	$493.7	$(0.4)	$(245.0)	$123.9
Net income		61.5			61.5	$61.5
Other comprehensive loss:
Foreign currency translation adjustments				(15.7)	(15.7)	(15.7)
Net equity hedge gain, net of tax provision of $2.3 million				3.5	3.5	3.5

Comprehensive income						$49.3

Cash dividends declared ($0.88 per share)		(51.1)			(51.1)
Stock issued under Management Stock Purchase Plan	(1.7)	(0.3)			(0.5)
Payments of subscriptions receivable	0.4				0.4
Earned restricted stock, net			0.2		0.2
Stock issued for incentive plans and related tax benefits		(2.8)			4.4

December 29, 2001	(22.5)	501.0	(0.2)	(257.2)	126.6
Net income		90.1			90.1	$90.1
Other comprehensive income:
Foreign currency translation adjustments				17.4	17.4	17.4
Minimum pension liability, net of tax benefit of $2.2 million				(3.4)	(3.4)	(3.4)
Net equity hedge loss, net of tax benefit of $1.0 million				(1.6)	(1.6)	(1.6)
Deferred loss on cash flow hedges				(4.9)	(4.9)	(4.9)

Comprehensive income						$97.6

Cash dividends declared ($0.88 per share)		(51.3)			(51.3)
Payments of subscriptions receivable	1.3				1.3
Earned restricted stock, net			0.1		0.1
Stock issued for incentive plans and related tax benefits		(4.5)			3.2

December 28, 2002	(21.2)	535.3	(0.1)	(249.7)	177.5
Net income		47.9			47.9	$47.9
Other comprehensive income:
Foreign currency translation adjustments				55.9	55.9	55.9
Minimum pension liability, net of tax benefit of $0.3 million				(0.4)	(0.4)	(0.4)
Net equity hedge loss, net of tax benefit of $4.3 million				(6.8)	(6.8)	(6.8)
Net settlement of deferred losses on cash flow hedges				4.2	4.2	4.2

Comprehensive income						$100.8

Cash dividends declared ($0.88 per share)		(51.4)			(51.4)
Payments of subscriptions receivable	0.6				0.6
Earned restricted stock, net			(1.5)		(1.5)
Stock issued for incentive plans and related tax benefits		(2.8)			2.2

December 27, 2003	$(20.6)	$529.0	$(1.6)	$(196.8)	$228.2

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Year Ended
(in millions)	December 27, 2003	December 28, 2002	December 29, 2001

Operating activities:
Net income	$47.9	$90.1	$61.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52.6	48.8	49.9
(Gain) loss on sale of assets	(3.7)	(46.9)	0.9
Non-cash impact of re-engineering and impairment costs	1.4	1.6	16.1
Changes in assets and liabilities:
Decrease (increase) in accounts and notes receivable	13.3	34.0	(31.1)
Decrease (increase) in inventories	3.5	(6.6)	4.5
(Decrease) increase in accounts payable and accrued liabilities	(0.6)	(7.7)	10.5
(Decrease) increase in income taxes payable	(5.1)	(3.8)	7.8
(Increase) decrease in net deferred income taxes	(22.4)	7.3	(12.3)
Other, net	(6.5)	10.9	2.1
Net cash impact from fair value hedge activity	25.2	0.5	(1.1)

Net cash provided by operating activities	105.6	128.2	108.8

Investing activities:
Capital expenditures	(40.0)	(46.9)	(54.8)
Proceeds from disposal of property, plant and equipment	9.4	61.3	—

Net cash (used in) provided by investing activities	(30.6)	14.4	(54.8)

Financing activities:
Dividend payments to shareholders	(51.4)	(51.2)	(51.0)
Proceeds from private placement debt issuance	—	—	148.8
Proceeds from exercise of stock options	0.9	4.6	3.7
Proceeds from payments of subscriptions receivable	0.6	1.3	0.4
Net increase (decrease) in short-term debt	0.2	(86.8)	(168.8)
Payment of long-term debt	(15.0)	—	—

Net cash used in financing activities	(64.7)	(132.1)	(66.9)

Effect of exchange rate changes on cash and cash equivalents	2.1	3.7	(1.3)

Net increase (decrease) in cash and cash equivalents	12.4	14.2	(14.2)
Cash and cash equivalents at beginning of year	32.6	18.4	32.6

Cash and cash equivalents at end of year	$45.0	$32.6	$18.4

Supplemental disclosure:
Treasury shares sold for notes receivable	$—	$—	$1.7

See Notes to the Consolidated Financial Statements.

Tupperware Corporation Annual Report • 2003

Notes to the Consolidated Financial Statements

Note1: Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Tupperware Corporation and all of its subsidiaries (Tupperware, the Company). All significant intercompany accounts and transactions have been eliminated. The Company’s fiscal year ends on the last Saturday of December.

In January 2003, the Financial Accounting Standards Board (FASB, the Board) issued FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities”. FIN 46 was issued to provide guidance in determining if consolidation is required under existing standards or whether the variable interest model under FIN 46 should be used to account for existing and new entities. A revised version, FIN 46R, was issued in December 2003. The revised standard is applicable to all special purpose entities (SPE’s) created prior to February 1, 2003 at the end of the first interim or annual period after December 15, 2003. It is applicable to all non-SPE’s created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has adopted the effective components of this standard without impact and does not anticipate any impact upon full adoption.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 27, 2003 and December 28, 2002, $22.1 million and $8.4 million, respectively, of the cash and cash equivalents included on the consolidated balance sheets were held in the form of time deposits, certificates of deposit, high grade commercial paper, or similar instruments.

Allowance for Doubtful Accounts. The Company maintains current and long-term receivable amounts with most of its independent distributors. The Company regularly monitors and assesses its risk of not collecting amounts owed to it by customers. This evaluation is based upon an analysis of amounts currently and past due along with relevant history and facts particular to the customer. It is also based upon estimates of distributor business prospects, particularly related to the evaluation of the recoverability of long-term amounts due. This evaluation is performed market by market and account by account based upon historical experience, market penetration levels, access to alternative channels and similar factors. It also considers collateral of the customer that could be recovered to satisfy debts. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates and as such, changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. Bad debt expense totaled $7.6 million, $10.2 million and $13.4 million in 2003, 2002 and 2001, respectively.

Inventories. Inventories are valued at the lower of cost or market. Inventory cost includes cost of raw material, labor and overhead. Domestic Tupperware inventories, approximately 16 percent of consolidated inventories at December 27, 2003 and December 28, 2002, are valued on the last-in, first-out (LIFO) cost method. The first-in, first-out (FIFO) cost method is used for the remaining inventories. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $11.5 million and $10.7 million higher at the end of 2003 and 2002, respectively. The Company writes down its inventory for obsolescence or unmarketable items equal to the difference between the cost of the inventory and the estimated market value based upon future demand. The demand is estimated based upon the historical success of product lines as well as the projected success of promotional programs, new product introductions and new markets or distribution channels. The Company prepares projections of demand on a product by product basis. If the inventory on hand exceeds projected demand, the excess is written down to its net realizable value. However, if actual demand is less than projected by management, additional write-downs may be required.

Internal Use Software Development Costs. The Company capitalizes internal use software development costs as they are incurred and amortizes such costs over their estimated useful lives of three to five years beginning when the software is placed in service. These costs are included in property, plant and equipment. Net unamortized costs included in property, plant and equipment were $19.4 million and $9.3 million at December 27, 2003 and December 28, 2002, respectively. Amortization cost related to internal use software development costs totaled $4.2 million, $2.8 million and $2.3 million in 2003, 2002 and 2001, respectively.

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

In August 2001, the Board issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement, which was effective for fiscal year 2002, addresses financial accounting and reporting for the impairment of long-lived assets, excluding goodwill and intangible assets, to be held and used or disposed of. The Company adopted this pronouncement in the first quarter of 2002, with no material impact.

Goodwill. Goodwill represents the excess of cost over the fair value of net assets acquired.

In July 2001, the Board issued SFAS 142, “Goodwill and Other Intangible Assets”, which superseded Accounting Principles Board Opinion No. 17, “Intangible Assets”. This statement addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Beginning with fiscal year 2002, the Company no longer amortizes its goodwill, but evaluates it for impairment at least annually in the second quarter of each year. The Company’s recorded goodwill was predominantly generated by its acquisition of BeautiControl in October 2000. The Company uses discounted future cash flow estimates to determine the fair market value of its BeautiControl operations both in North America and overseas. The annual impairment review was completed in the second quarter of 2002 and 2003 and no impairment charge was necessary. The goodwill recorded on the Company’s balance sheet at December 27, 2003 was largely included in the BeautiControl North America segment, approximately $39 million, with smaller amounts included in the Latin America and Asia Pacific segments. The Company has no other intangible assets impacted by this statement. Goodwill amortization totaled $1.4 million in 2001. Excluding the amortization, net income would have been $62.5 million, or $1.06 per diluted share for 2001.

Promotional and Other Accruals. The Company frequently makes promotional offers to its independent sales force to encourage them to fulfill specific goals or targets for sales levels, party attendance, recruiting or other business-critical functions. The awards offered are in the form of cash, product awards, special prizes or trips. The costs of these awards are recorded in delivery, sales and administrative expense during the period over which the sales force qualifies for the award. These accruals require estimates as to the cost of the awards based upon estimates of achievement and actual cost to be incurred. During the qualification period, actual results are monitored and changes to the original estimates that are necessary are made when known.

Like promotional accruals, other accruals are recorded at the time when the liability is probable and the amount is reasonably estimable. Adjustments to amounts previously accrued are made when changes in the facts and circumstances that generated the accrual occur. Tupperware® brand products are guaranteed by Tupperware against chipping, cracking, breaking or peeling under normal non-commercial use for the lifetime of the product. The cost of replacing defective products is not material.

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

On December 17, 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 (SAB 104), “Revenue Recognition”, which superseded SAB 101, “Revenue

Tupperware Corporation Annual Report • 2003

Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” which was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has adopted the provisions of SAB 104 without impact.

Shipping and Handling Costs. Fees billed to customers associated with shipping and handling are classified as revenue, and related costs are classified as delivery, sales and administrative expense. Costs associated with shipping and handling activities, comprised of outbound freight and associated labor costs, were $65.9 million, $70.7 million and $69.6 million in 2003, 2002 and 2001, respectively.

Advertising and Research and Development Costs. Advertising and research and development costs are charged to expense as incurred. Advertising expense totaled $5.5 million, $5.3 million and $5.9 million in 2003, 2002 and 2001, respectively. Research and development costs totaled $13.6 million, $12.0 million and $13.2 million, in 2003, 2002 and 2001, respectively. Research and development expenses primarily include salaries, contractor costs and facility costs.

Accounting for Stock-Based Compensation. The Company has several stock-based employee and director compensation plans, which are described more fully in Note 12 to the consolidated financial statements. Through 2002, the Company accounted for those plans under the intrinsic value recognition and measurement principles of Accounting Principles Board Opinion No. 25,

“Accounting for Stock Issued to Employees”, and related Interpretations. Effective for fiscal 2003, the Company adopted the fair-value-based method of accounting for stock options under the provisions of SFAS 123, “Accounting for Stock-Based Compensation”, prospectively to all employee awards granted, modified, or settled after December 28, 2002 as permitted under the transition guidance of SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FAS 123”. Awards under the Company’s plans vest over periods up to seven years. Compensation cost for options that vest on a graduated schedule is recorded over that time period. Therefore, the cost related to the stock-based employee compensation included in the determination of net income for 2003 is less than that which would have been recognized if the fair-value-based method had been applied to all awards since the original effective date of SFAS 123. Compensation expense associated with restricted stock grants is equal to the market value of the shares on the date of grant and is recorded pro rata over the required holding period. Compensation expense associated with restricted stock grants was not significant. The following table illustrates the effect on net income and earnings per share if the fair-value-recognition provisions of SFAS 123, had been applied to stock-based compensation since its effective date.

The fair value of the stock option grants was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 5.9 percent for 2003 and 3.5 percent for 2002 and 2001 grants; expected volatility of 40 percent for 2003, 27.5 percent for 2002 and 40 percent for 2001; risk-free interest rates of 3.8 percent for 2003, 3.5 percent for 2002 and 4.2 percent for 2001; and expected lives of 8 years for 2003 and 2002 and 5 years for 2001.

	2003	2002	2001

Net Income, as reported	$47.9	90.1	$61.5
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	0.2	—	—
Deduct: Total stock-based compensation expense determined under fair-value-based method for all awards, net of related tax effects	(6.3)	(7.0)	(6.6)

Pro forma net income	$41.8	$83.1	$54.9

Earnings per share:
Basic—as reported	$0.82	$1.55	$1.06

Basic—pro forma	$0.72	$1.43	$0.95

Diluted—as reported	$0.82	$1.54	$1.04

Diluted—pro forma	$0.72	$1.42	$0.93

Accounting for Exit or Disposal Activities. In fiscal 2003, the Company adopted SFAS 146, “Accounting for Exit or Disposal Activities”, which addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal costs under EITF 94-3, “Accounting for Restructuring Changes”. This standard impacts the timing of recognition of any re-engineering or similar types of cost related to actions begun after adoption of this standard.

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

	2003	2002	2001

Weighted average number of shares used in the basic earnings per share computation	58.4	58.2	58.0

Differences in the computation of basic and diluted earnings per share:
Potential common stock included in diluted earnings per share	—	0.5	0.9

Potential common stock excluded in diluted earnings per share because inclusion would have been anti-dilutive	9.8	5.4	4.3

Tupperware Corporation Annual Report • 2003

Derivative Financial Instruments. The Company recognizes all derivative instruments as either assets or liabilities in the statement of financial position and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of a derivative accounted for as a hedge depends on the intended use of the derivative and the resulting designation of the hedge exposure. Depending on how the hedge is used and the designation, the gain or loss due to changes in fair value is reported either in earnings or in other comprehensive income. Gains or losses that are reported in other comprehensive income eventually are recognized in earnings; with the timing of this recognition governed by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, issued in April 2003, was adopted without impact in 2003.

The Company uses derivative financial instruments, principally over-the-counter forward exchange contracts and local currency options with major international financial institutions, to offset the effects of exchange rate changes on net investments in certain foreign subsidiaries, forecasted purchase commitments and certain intercompany loan transactions. Gains and losses on instruments designated as hedges of net investments in a foreign subsidiary or intercompany transactions that are permanent in nature are accrued as exchange rates change, and are recognized in shareholders’ equity, as foreign currency translation adjustments. Forward points associated with these net investment hedges are included in interest expense. Gains and losses on contracts designated as hedges of intercompany transactions that are not permanent in nature are accrued as exchange rates change and are recognized in income. Gains and losses on contracts designated as hedges of identifiable foreign currency firm commitments are deferred and included in the measurement of the related foreign currency transaction. Contracts hedging non-permanent intercompany transactions and identifiable foreign currency firm commitments are held to maturity. The Company also utilizes interest rate swap agreements to convert a portion of its fixed-rate U.S. dollar long-term debt to floating-rate U.S. dollar debt. Changes in the fair value of the swaps resulting from changes in market interest rates are recorded as a component of net income. See Note 6 to the consolidated financial statements.

Foreign Currency Translation. Results of operations for foreign subsidiaries are translated into U.S. dollars using average exchange rates during the year. The assets and liabilities of those subsidiaries, other than those of operations in highly-inflationary countries, are translated into U.S. dollars using exchange rates at the balance sheet date. The related translation adjustments are included in accumulated other comprehensive loss. Foreign currency transaction gains and losses, as well as remeasurement of financial statements of subsidiaries in highly-inflationary countries, are included in income.

Reclassifications. Certain prior year amounts have been reclassified on the consolidated financial statements to conform with current year classifications.

Note 2: Re-engineering Costs (Gains)

The Company continually reviews its business models and operating methods for opportunities to increase efficiencies and/or align costs with business performance. Pretax costs incurred in the re-engineering and impairment charges caption by category were as follows (in millions):

	2003	2002	2001

Severance	$2.0	$16.6	$6.6
Asset impairment	4.8	1.3	14.4
Other	—	2.9	3.8

Total re-engineering and impairment charges	$6.8	$20.8	$24.8

Severance costs related to approximately 170, 340 and 220 employees whose positions were eliminated in 2003, 2002 and 2001, respectively. Actions taken to eliminate these positions resulted from the following decisions: to downsize North American and Brazilian operations and to a lesser degree, the Mexican and Corporate Headquarters staffs in 2003; to consolidate certain European finance, marketing and information technology functions and the establishment of regional areas in 2002; to downsize European, Latin American, and Japanese manufacturing operations in 2002; to downsize marketing operations in Mexico, Japan, the United Kingdom and BeautiControl in 2002; to change distributor models in Latin America in 2001; and to downsize the corporate office and restructure Brazilian manufacturing and distribution operations in 2001.

The 2003 asset impairments were the result of a write-down of the Company’s former Halls, Tennessee manufacturing facility, as well as a write-down of its net investment in Argentina operations, comprised primarily of historical translation adjustments, to liquidate its legal entity and operate an importer model; downsizing Japanese marketing and manufacturing operations in 2002; and a decision to reduce the number of data centers and systems, primarily in Europe, in 2001, as well as Latin American distribution model conversion and plant and distribution center closures mainly in Brazil in 2001, as noted above. Total impairment write-downs are based on the excess of book value over the estimated fair market values of the assets impaired. Fair values were determined based on quoted market prices and discounted cash flows. Expenses included in the other category were primarily for non-asset impairment costs of exiting facilities and professional fees associated with accomplishing the re-engineering actions.

Pretax costs incurred (net gains realized) in connection with re-engineering activities included above and in other income statement captions by category were as follows:

(In millions)	2003	2002	2001

Re-engineering and impairment charge	$6.8	$20.8	$24.8
Cost of products sold	—	1.1	3.3
Delivery, sales and administrative expense	0.1	3.4	7.6
Gains on disposal of assets	—	(39.4)	—

Total pretax re-engineering costs (gains)	$6.9	$(14.1)	$35.7

Amounts included in cost of products sold, $1.1 million and $3.3 million in 2002 and 2001, respectively, related to inventory write-downs in the United Kingdom as a result of restructuring the Company’s marketing operations in 2002; in Japan as a result of the manufacturing/distribution facilities closed in 2002 and in Latin America as a result of the changes in distribution models in 2001.

These actions also resulted in increases in accounts receivable allowances for uncollectible accounts included in delivery, sales and administrative expense in the United Kingdom in 2002 and several Latin American markets, mainly in 2001. There was also a write-down of accounts receivable related to the sale of the Company’s Taiwan operation to an independent importer in 2002. In total, bad debt expense related to re-engineering of $0.1 million in 2003, $1.6 million in 2002 and $3.7 million in 2001, were recorded in delivery, sales and administrative expense. Also included in this caption were $1.5 million of other expenses related to the closing of the Japanese manufacturing/distribution facilities in 2002 and costs totaling $0.1 million and $3.9 million in 2002 and 2001, respectively, relating to internal and external consulting costs associated with designing and executing re-engineering projects and other cost saving initiatives.

Additionally, gains on disposal of assets included $39.4 million in 2002 recognized on the sale of the Company’s Spanish manufacturing facility, of its convention center located on its Orlando, Florida headquarters site, and one of its Japanese manufacturing/distribution facilities.

As part of the restructuring of Brazilian operations in 2001, the Company recorded a $3.2 million valuation allowance for certain deferred tax assets for which realization was no longer more likely than not.

The liability balance, included in accrued liabilities, related to re-engineering and impairment charges as of December 27, 2003 and December 28, 2002 was as follows:

(In millions)	2003	2002

Beginning balance	$8.8	$6.9
Provision	8.9	20.8
Accrual adjustments	(2.1)	—
Cash expenditures:
Severance	(6.0)	(14.0)
Other	(1.6)	(2.8)
Non-cash asset impairments	(4.8)	(1.3)
Translation impact	1.2	(0.8)

Ending Balance	$4.4	$8.8

During 2003, the Company’s estimate of total severance charges of $16.6 million to be incurred in the 2002 charge was reduced by $2.1 million as a result of an adjustment in the specific personnel to be impacted by the actions and adjustments to the costs estimated to be ultimately incurred in relation to others. The remaining accrual relates primarily to costs of eliminating positions and is expected to be paid out by the third quarter of 2004.

Tupperware Corporation Annual Report • 2003

Note 3: Inventories

(In millions)	2003	2002

Finished goods	$92.9	$81.3
Work in process	20.0	20.2
Raw materials and supplies	47.6	46.7

Total inventories	$160.5	$148.2

Note 4: Property, Plant and Equipment

(In millions)	2003	2002

Land	$20.9	$18.6
Buildings and improvements	160.1	148.0
Machinery and equipment	839.5	789.1
Capitalized software	32.1	17.2
Construction in progress	6.7	8.2

Total property, plant and equipment	1,059.3	981.1
Less accumulated depreciation	(837.9)	(752.2)

Property, plant and equipment, net	$221.4	$228.9

Note 5: Accrued Liabilities

(In millions)	2003	2002

Compensation and employee benefits	$54.0	$49.6
Advertising and promotion	27.7	21.3
Taxes other than income taxes	20.6	13.8
Other	80.3	87.8

Total accrued liabilities	$182.6	$172.5

Note 6: Financing Arrangements

Debt

Debt consisted of the following:

(In millions)	2003	2002

7.05% Series Notes due 2003	$—	$15.0
7.25% Notes due 2006	100.0	100.0
8.33% Mortgage Note due 2009	5.3	5.3
7.91% Notes due 2011	150.0	150.0
Short-term borrowings	4.7	4.4
Deferred gains on swap terminations	8.2	9.5
Other	0.9	2.1

	269.1	286.3
Less current portion	(5.6)	(21.2)

Long-term debt	$263.5	$265.1

(Dollars in millions)	2003	2002

Total short-term borrowings at year-end	$4.7	$4.4
Weighted average interest rate at year-end	1.4%	2.7%
Average short-term borrowings during the year	$53.5	$109.5
Weighted average interest rate for the year	1.8%	2.4%
Maximum short-term borrowings during the year	$119.8	$164.4

The average and maximum borrowings and weighted average interest rates were determined using month-end borrowings and the interest rates applicable to them. The total $4.7 million of short-term borrowings was loaned by several banks, with $1.5 million in U.S. dollars, $2.6 million in Japanese yen and $0.6 million in various other currencies.

The mortgage note is a 10-year note amortized over a 22-year period with monthly payments of principal and interest of $47,988. The note is collaterized by certain real estate having a carrying value of $6.3 million at December 27, 2003, and a balloon payment of $4.4 million is due to be paid June 1, 2009. The unsecured notes due in 2006 and 2011 require semiannual payments of interest only with the principal due upon maturity.

The Company has a $250 million revolving line of credit. Of the $250 million, $100 million expires on April 27, 2004 and the remaining $150 million expires on April 29,

2005. As of December 27, 2003, the Company had $390.2 million of unused lines of credit, including $245.2 million under the Company’s $250 million revolving line of credit and $145.0 million available under the $148.3 million foreign uncommitted lines of credit. The Company satisfies most of its short term financing needs utilizing its revolving line of credit. Based upon its liquidity projections and negotiations with participating banks about fees and covenants, the Company will likely not seek to renew its facility expiring in 2004. Interest paid on total debt in 2003, 2002 and 2001, was $15.8 million, $23.5 million and $19.5 million, respectively.

The Company’s debt agreements require it to meet certain financial covenants and subjects the Company to a net worth test that would restrict its ability to pay dividends and finance its operations if its adjusted consolidated net worth is insufficient to meet the requirements of this test. At December 27, 2003, the requirement was $123.7 million. The requirement is increased quarterly by 25 percent of the Company’s consolidated net income for the quarter. There is no adjustment for losses. The Company’s adjusted consolidated net worth balance at the end of 2003 was $163.3 million. The adjusted consolidated net worth balance is adjusted for results of operations, primarily with increases for net income and decreases for dividends paid. The covenants also subject the Company to an adjusted earnings to total borrowings ratio which could restrict the Company’s access to debt financing. Earnings are adjusted to exclude interest, taxes, depreciation and amortization, and any extraordinary, unusual or non-recurring gains and non-cash charges and are based on a four quarter rolling total. At the end of 2003, the Company had borrowings of $269.1 million compared with maximum borrowings permitted under the covenants of $363.8 million.

Fair Value of Financial Instruments

Due to their short maturities or their insignificance, the carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities and short-term borrowings approximated their fair values at December 27, 2003 and December 28, 2002. The approximate fair value of the Company’s $100 million of 7.25 percent notes due in 2006, determined through reference to market yields, was $108.4 million and $111.0 million as of December 27, 2003 and December 28, 2002, respectively. The fair value of the Company’s $150 million of 7.91% notes due in 2011, determined through reference to market yields, was $169.7 million and $174.4 million as of December 27, 2003 and December 28, 2002, respectively. Included in other debt is a $0.8 million fair value adjustment for changes in the fair value of the $150 million notes subsequent to the effective date of the interest rate swap agreements described on the following page. The fair value of the remaining long-term debt approximated its book value at the end of 2003 and 2002.

Derivative Financial Instruments

Following is a listing of the Company’s outstanding derivative financial instruments as of December 27, 2003 and December 28, 2002:

Tupperware Corporation Annual Report • 2003

Forward Contracts	2003			2002
(Dollars in millions)	Buy	Sell	Weighted average contract rate of exchange	Buy	Sell	Weighted average contract rate of exchange
Euros with U.S. dollars	$213.2		1.2396	$103.5		1.0257
Mexican pesos with U.S. dollars	51.5		11.3902	64.8		10.7596
Swiss francs with U.S. dollars	29.8		1.2509	69.6		1.4240
Canadian dollars with U.S. dollars	25.0		1.3462	—		—
Japanese yen with U.S. dollars	23.2		107.4769	24.6		121.0580
Australian dollars with U.S. dollars	21.8		0.7363	10.2		0.5646
South Korean won with U.S. dollars	13.8		1207.3320	17.4		1,229.5250
Danish krona with U.S. dollars	12.0		6.0139	7.0		7.2526
Singapore dollars with U.S. dollars	7.8		1.7060	7.4		1.7440
Philippine pesos with U.S. dollars	2.9		57.6392	—		—
Czech koruna with U.S. dollars	1.1		26.1750	—		—
Venezuelan bolivar with U.S. dollars	—		—	1.7		1,487.5000
Japanese yen for U.S. dollars		$71.9	110.3645		$60.0	120.1122
Swiss francs for U.S. dollars		47.5	1.2558		24.7	1.4258
Euros for U.S. dollars		41.2	1.1953		135.3	0.9785
Canadian dollars for U.S. dollars		26.2	1.3458		—	—
Mexican pesos for U.S. dollars		18.5	11.3840		28.6	10.1688
South African rand for U.S. dollars		2.1	6.5442		—	—
Australian dollars for U.S. dollars		1.5	0.6817		—	—
Russian ruble for U.S. dollars		1.4	29.2860		—	—
Swedish krona for U.S. dollars		1.2	7.3160		—	—
Indian rupee for U.S. dollars		1.1	46.0378		—	—
Norwegian krone for U.S. dollars		1.1	6.7365		—	—
South Korean won for U.S. dollars		—	—		5.0	1,286.6132
Philippine pesos for U.S. dollars		—	—		1.1	54.2833
Other currencies	8.6	8.3	Various	6.3	6.8	Various

	$410.7	$222.0		$312.5	$261.5

The Company markets its products in over 100 countries and is exposed to fluctuations in foreign currency exchange rates on the earnings, cash flows and financial position of its international operations. Although this currency risk is partially mitigated by the natural hedge arising from the Company’s local manufacturing in many markets, a strengthening U.S. dollar generally has a negative impact on the Company. In response to this fact, the Company uses financial instruments to hedge certain of its exposures and manage the foreign exchange impact to its financial statements. At its inception, a derivative financial instrument is designated as either a fair value, cash flow or net equity hedge.

Fair value hedges are entered into with financial instruments such as forward contracts with the objective of controlling exposure to certain foreign exchange risks primarily associated with accounts receivable, accounts payable and non-permanent intercompany transactions. In assessing hedge effectiveness, the Company excludes forward points. The Company has also entered into interest rate swap agreements to convert fixed-rate U.S. dollar long-term debt to floating-rate U.S. dollar debt and the impact is recorded as a component of net income.

On July 1, 2003, the Company entered into two swap agreements effective September 29, 2003 as a hedge of the fair value of its $150 million 7.91 percent debt due July 2011. Each swap agreement converts a portion of the borrowing from fixed to floating rate interest. The Company received premiums of approximately $0.8 million for both agreements. Changes in the fair value of the swaps resulting from changes in market interest rates are recorded as a component of net income along with the offsetting changes in the fair value of the related debt instrument to the extent that the hedge is effective. Ineffectiveness was insignificant in 2003 and is expected to remain so. The swap agreements both mature on July 15, 2011 and each has a notional amount of $75 million. Under the terms of the swaps, the Company will receive semi-annual interest payments coinciding with the interest payments on the underlying debt of 7.91% and will pay a variable rate based on the 6 month LIBOR rate plus a spread of about 3.7 percentage points. The Company entered two similar agreements during the second quarter of 2003 which the counterparties cancelled prior to becoming effective, and the $0.6 million premiums received by the Company were deemed to be ineffective and were recognized as other income in that quarter.

Effective July 30, 2002, the Company terminated two interest rate swap agreements having notional amounts of $50 million and $75 million and generating gains of approximately $1.7 million and $3.3 million, respectively. These gains were capitalized as a component of debt and are being recognized as a reduction of net interest expense over the remaining lives of the related debt, approximately 3 years and 8 years, respectively, as of the end of 2003. Additionally, in the fourth quarter of 2001, the Company terminated a swap agreement having a notional amount of $75 million and generating a net gain of $5.4 million. This gain was capitalized as a component of debt and is being recognized as a reduction of net interest expense over the remaining life of the debt of approximately 8 years as of the end of 2003.

The fair value hedging relationships the Company has entered into have been highly effective and the ineffectiveness recognized in other expense for the years 2003, 2002 and 2001 was immaterial.

During the first quarter of 2002, the Company entered into an interest rate swap agreement with a notional amount of 6.7 billion Japanese yen that matures on January 24, 2007. The Company pays a fixed rate payment of 0.63 percent semi annually and receives a Japanese yen floating rate based on the LIBOR rate. This agreement converts the variable interest rate implicit in the Company’s rolling net equity hedges in Japan to a fixed rate. While the Company believes that this agreement provides a valuable economic hedge against rising interest rates in Japan, it does not qualify for hedge accounting treatment under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. Accordingly, changes in the market value of the swap are recorded as a component of interest expense as incurred. Over the life of the swap, any cumulative gains or losses since the inception of the agreement will be reduced to zero. As of December 27, 2003, the cumulative loss was approximately $0.7 million. A net gain of $0.3 million and a net loss of $1.0 million was recorded in net interest expense for the years ended December 27, 2003 and December 28 2002, respectively.

The Company also uses derivative financial instruments to hedge foreign currency exposures resulting from firm purchase commitments or anticipated transactions, and classifies these as cash flow hedges. The Company generally enters into cash flow hedge contracts for periods ranging from three to twelve months. The effective portion of the gain or loss on the hedging instrument is recorded in other comprehensive loss, and is reclassified into earnings as the transactions being hedged are recorded. The associated asset or liability on the open hedge is recorded in other current assets or accrued liabilities as applicable. Approximately $15.8 million and $5.0 million was recorded in foreign exchange loss as a component of other expense in 2003 and 2002, respectively. The ineffective portion of the gain or loss on the hedging instrument is recorded in other expense. As of December 27, 2003 and December 28, 2002, the balance in other comprehensive loss was a $0.7 million and $4.9 million loss net of tax, respectively. The change in the balance in other comprehensive loss was a net $4.2 million gain and $4.9 million loss during the years ended December 27, 2003 and December 28, 2002, respectively. The ineffective portion in other expense was immaterial.

In addition to fair value and cash flow hedges, the Company uses financial instruments such as forward contracts to hedge a portion of its net equity investment in international operations, and classifies these as net equity hedges. For the years 2003, 2002 and 2001, the Company recorded pretax net (losses) gains associated with these hedges of $(11.0) million, $(2.6) million and $5.8 million, respectively, in other comprehensive loss. Due to the permanent nature of the investments, the Company does not anticipate reclassifying any portion of this amount to the income statement in the next 12 months.

The Company’s derivative financial instruments at December 27, 2003 and December 28, 2002 consisted solely of the financial instruments summarized above. All of the contracts, with the exception of the interest rate swaps, mature within 12 months. Related to the

Tupperware Corporation Annual Report • 2003

forward contracts, the “buy” amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the “sell” amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, all translated at the year-end market exchange rates for the U.S. dollar. All forward contracts are hedging net investments in certain foreign subsidiaries, cross-currency intercompany loans that are not permanent in nature, or firm purchase commitments.

The Company’s theoretical credit risk for each derivative instrument is its replacement cost, but management believes that the risk of incurring credit losses is remote and that such losses, if any, would not be material. The Company also is exposed to market risk on its derivative instruments due to potential changes in foreign exchange rates; however, such market risk would be substantially offset by changes in the valuation of the underlying items being hedged. For all outstanding derivative instruments, the net accrued loss was $4.4 million and $4.2 million, at December 27, 2003 and December 28, 2002, respectively, and was recorded either in accrued liabilities or other assets depending upon the net position of the individual contracts.

In order to hedge against the impact of a strengthening U.S. dollar in 2004, on January 19, 2004, the Company entered into ten option agreements to hedge a portion of its net equity investments denominated in euros. The options each have a strike price of approximately 1.18 U.S. dollars to the euro as compared with a market rate of about 1.24 U.S. dollars to the euro when the options were purchased. The effect of these options is to protect the value of the Company’s euro net equity and cash flows with a floor of 1.18 U.S. dollars to the euro by giving the Company the option to sell euros at the 1.18 value. The options have a combined notional value of approximately $118 million and expire at various points during 2004. Should the exchange rate stay above that point during the course of the year, the Company will allow the options to expire unexercised. At the end of each quarter, the Company will revalue the open options and record any change in the fair value as a component of other comprehensive income. The Company paid approximately $1.7 million for these options which will be recorded in other expenses during 2004 as part of the revaluation to market.

Note 7: Investments

In 2002, the Company began a program to hedge, for the following twelve months, certain foreign cash flows generated in euro, Japanese yen, Korean won and Mexican peso. In this program, the Company utilized forward contracts coupled with high-grade U.S. dollar denominated securities. The securities purchased were classified as available-for-sale with gains or losses on these securities recorded as a component of other comprehensive loss until maturity or sale, at which time any accumulated gains or losses were recorded as a component of net income. The forward contracts were considered cash flow hedges as discussed in Note 6 to the consolidated financial statements and gains or losses were recorded as a component of other comprehensive income until the securities were sold. These investment securities had maturities of less than three months and were recorded as a cash equivalent. At December 27, 2003 and December 28, 2002, the Company had no investments outstanding. During 2003 and 2002, the Company sold available-for-sale securities and generated $105.5 million and $106.7 million, respectively, of proceeds and recorded in other expense realized losses of $16.1 million and $6.2 million, respectively, based upon specific identification.

The program hedged foreign cash flows but also had the effect of largely mitigating the foreign exchange impact on the net income comparison between 2003 and 2002 and between 2002 and 2001. In the fourth quarter of 2002, the Company elected to terminate the Mexican peso portion of this program as a result of significant declines in Mexican operations and the higher relative cost of Mexican peso forward contracts and immediately recognized a $1.2 million gain in other expense which had been previously deferred. Additionally, as the cost of the program increased, the Company determined that the cost of the program exceeded the benefit and no new contracts for the other currencies were entered with maturities subsequent to December 27, 2003.

Note 8: Subscriptions Receivable

In October 2000, a subsidiary of the Company adopted a Management Stock Purchase Plan (the MSPP), which provides for eligible executives to purchase Company stock using full recourse loans provided by the subsidiary. Under the MSPP, the Company loaned approximately $13.6 million to 33 senior executives to purchase 847,000 common shares from treasury stock. The loans have annual interest rates of 5.21 percent to 5.96 percent, and all dividends, while the loans are outstanding, will be applied toward interest due. During 2003, one participant left the Company and sold, at current market price, 30,100 shares to the Company to satisfy loans totaling $0.6 million with the balance of approximately $0.1 million satisfied with a cash payment from the participant. During 2002, three participants left the Company and sold, at the current market price, 78,000 shares to the Company to satisfy loans totaling $1.3 million. During 2001, nine senior executives purchased 74,500 shares of common shares from treasury stock. Total loan value for this group was $1.7 million. During 2001, two participants left the Company and sold, at the current market price, 21,000 shares to the Company to satisfy loans totaling $0.3 million. Under the terms of the MSPP, if the Company’s stock price per share is below the market issue price at the scheduled principal repayment dates, the Company will make cash bonus payments, up to 25 percent of the outstanding principal on the loan then due. For each share purchased, an option on two shares was granted under the 2000 Incentive Plan. See Note 12 to the consolidated financial statements. The loans have been recorded as subscriptions receivable and are secured by the shares purchased. Principal amounts are due as follows: $2.9 million in 2005; $3.2 million in 2006; $0.3 million in 2007; $6.0 million in 2008 and $0.7 million in 2009. No further loans or sales of stock are being made under this Plan.

On November 30, 1998, the Company made a non-recourse, non-interest bearing loan of $7.7 million (the loan) to its chairman and chief executive officer (chairman), the proceeds of which were used by the chairman to buy in the open market 400,000 shares of the Company’s common stock (the shares) at an average price of $19.12 per share. The shares are pledged to secure the repayment of the loan. The loan has been recorded as a subscription receivable and is due November 12, 2006, with voluntary prepayments permitted commencing November 12, 2002. Ten percent of any annual incentive plan cash bonus award to the chairman is being applied against the balance of the loan. As the loan is reduced by voluntary payments after November 12, 2002, the lien against the shares will be reduced. The subscription receivable is reduced as payments are received. In 2000, the loan and related agreements were assigned to a subsidiary of the Company. The outstanding loan balance was $7.5 million at December 27, 2003 and December 28, 2002.

Note 9: Accumulated Other Comprehensive Loss

(In millions)	2003	2002

Foreign currency translation adjustments	(204.9)	(260.8)
Net equity hedge gains	12.6	19.4
Minimum pension liability	(3.8)	(3.4)
Deferred loss on cash flow hedges	(0.7)	(4.9)

Total	(196.8)	(249.7)

Note 10: Income Taxes

For income tax purposes, the domestic and foreign components of (loss) income before taxes were as follows:

(In millions)	2003	2002	2001

Domestic	(29.0)	$61.7	$37.6
Foreign	85.6	55.7	44.6

Total	$56.6	$117.4	$82.2

The (benefit) provision for income taxes was as follows:

(In millions)	2003	2002	2001

Current:
Federal	$(4.0)	$—	$13.6
Foreign	37.6	17.3	13.2
State	0.6	0.6	1.9

	34.2	17.9	28.7

Deferred:
Federal	(10.6)	5.0	(4.4)
Foreign	(13.7)	3.8	(3.1)
State	(1.2)	0.6	(0.5)

	(25.5)	9.4	(8.0)

Total	$8.7	$27.3	$20.7

Tupperware Corporation Annual Report  •  2003

The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate were as follows:

(In millions)	2003	2002	2001

Amount computed using statutory rate	$19.8	$41.1	$28.8
(Reduction) increase in taxes resulting from:
Net benefit from repatriating foreign earnings	(6.4)	(11.3)	(10.1)
Foreign income taxes	(7.5)	1.6	(14.1)
Change in valuation allowance for deferred tax assets	1.5	0.1	8.3
Re-engineering costs with no associated tax benefit	—	—	5.7
Other	1.3	(4.2)	2.1

Total	$8.7	$27.3	$20.7

In 2003, 2002 and 2001, the Company recognized less than $0.1 million, $0.8 million and $0.3 million, respectively, of benefits for deductions associated with the exercise of employee stock options. These benefits were added directly to paid-in capital, and are not reflected in the provision for income taxes.

Deferred tax assets (liabilities) are composed of the following:

(In millions)	2003	2002

Depreciation	$(3.3)	$(5.5)
Other	(0.8)	(4.4)

Gross deferred tax liabilities	(4.1)	(9.9)

Credit and net operating loss carry forwards	67.8	56.2
Fixed assets basis differences	47.2	51.7
Employee benefits accruals	15.9	15.5
Postretirement benefits	15.6	15.4
Inventory	22.0	8.8
Accounts receivable	8.3	9.3
Other accruals	46.4	46.0

Gross deferred tax assets	223.2	202.9

Valuation allowances	(32.4)	(31.8)

Net deferred tax assets	$186.7	$161.2

At December 27, 2003, the Company had foreign net operating loss carry forwards of $157.3 million. Of the total net operating loss carry forwards, $82.5 million expire at various dates from 2004 to 2013, while the remainder have unlimited lives. During 2003, the Company recognized net benefits of $2.4 million related to foreign net operating loss carry forwards. The Company has not provided for U.S. deferred income taxes on $170.8 million of undistributed earnings of international subsidiaries because of its intention to reinvest these earnings. At December 27, 2003, the Company had foreign tax credit carry forwards of $6.3 million, which expire in 2008. At December 27, 2003 and December 28, 2002, the Company had valuation allowances against certain deferred tax assets totaling $32.4 million and $31.8 million, respectively. These valuation allowances relate to tax assets in jurisdictions where it is management’s best estimate that there is not a greater than 50 percent probability that the benefit of the assets will be realized in the associated tax returns. The likelihood of realizing the benefit of deferred tax assets is assessed on an ongoing basis. Consequently, future material changes in the valuation allowance are possible. The Company paid income taxes in 2003, 2002 and 2001 of $35.7 million, $20.6 million and $26.7 million, respectively.

Note 11: Retirement Benefit Plans

Pension Plans. The Company has various defined benefit pension plans covering substantially all domestic employees, except those employed by BeautiControl, and certain employees in other countries. In addition to providing pension benefits, the Company provides certain postretirement healthcare and life insurance benefits for selected U.S. and Canadian employees. Most employees and retirees outside the United States are covered by government healthcare programs. Employees may become eligible for these benefits if they reach normal retirement age while working for the Company and satisfy certain years of service requirements. The medical plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features, such as deductibles and coinsurance. The medical plans include an allowance for Medicare for post-65 retirees. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act provides new prescription drug benefits under Medicare as well as providing for a federal subsidy to be paid to plans that are at least actuarially equivalent to

Medicare in their prescription drug plans. In accordance with the provisions of FASB Staff Position FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, the Company has elected to defer including the impact of the Act in its accumulated benefit obligation or net periodic postretirement benefit cost. The Company is unable to reliably determine any impact of the Act at this time. Detailed regulations defining actuarial equivalency as well as treatment for accounting recognition have not yet been issued. In addition, more time would be required to gather information regarding the number of Medicare-eligible retired plan participants who choose to continue using the Company sponsored plan for prescription benefits. As such, the following disclosures do not reflect the effects of the Act on the postretirement benefit plans.

The specific authoritative guidance on the accounting for the federal subsidy is pending and at such time that guidance is issued, the Company could be required to change previously reported information. On December 23, 2003, the Board released a revised SFAS 132, “Employer’s Disclosure about Pensions and Other Postretirement Benefits”. The additional disclosure required by the revised standard is included below. Disclosure related to estimated future benefit payments and disclosure of information about foreign plans is effective for fiscal years ending after June 15, 2004 and is not currently available.

The Company has the right to modify or terminate these plans. The Company uses a December 31 measurement date for the majority of its plans. The funded status of the plans was as follows:

	U.S. plans				Foreign plans
	Pension benefits		Postretirement benefits		Pension benefits
(In millions)	2003	2002	2003	2002	2003	2002

Change in benefit obligations:
Beginning balance	$35.9	$33.4	$51.5	$45.6	$52.3	$54.9
Service cost	1.6	1.3	0.8	0.5	2.2	2.1
Interest cost	2.4	2.3	3.9	3.4	2.5	2.3
Actuarial (gain) loss	3.3	2.0	13.1	5.5	0.5	(5.2)
Benefits paid	(2.9)	(3.1)	(4.8)	(3.5)	(5.4)	(8.0)
Special termination benefits	—	—	—	—		—
Impact of exchange rates	—	—	—	—	8.9	6.2

Ending balance	$40.3	$35.9	$64.5	$51.5	$61.0	$52.3

Change in plan assets at fair value:
Beginning balance	$20.4	$26.0	—	—	$18.4	$21.5
Actual return on plan assets	4.7	(2.1)	—	—	1.4	(0.7)
Company contributions	3.4	—	4.8	3.5	5.4	2.5
Plan participant contributions	—	—	—	—	0.2	0.2
Benefits and expenses paid	(3.2)	(3.5)	(4.8)	(3.5)	(5.4)	(8.0)
Impact of exchange rates	—	—	—	—	3.4	2.9

Ending balance	$25.3	$20.4	—	—	$23.4	$18.4

Funded status of the plan:	$(14.9)	$(15.5)	$(64.5)	$(51.5)	$(38.9)	$(33.9)
Unrecognized actuarial loss (gain)	8.9	8.1	24.6	12.5	(0.4)	4.1
Unrecognized prior service benefit	(0.1)	(0.1)	(1.0)	(1.3)	—	—
Unrecognized net transaction (asset) liability	—	—	—	—	0.2	0.3
Impact of exchange rates	—	—	—	—	(0.1)	0.1

Accrued benefit cost	$(6.1)	$(7.5)	$(40.9)	$(40.3)	$(39.2)	$(29.4)

Weighted average assumptions:
Discount rate	6.0%	6.8%	6.0%	6.8%	4.1%	4.5%
Return on plan assets	8.5	9.0	n/a	n/a	4.8	5.0
Salary growth rate	4.5	4.5	n/a	n/a	2.7	2.8

Tupperware Corporation Annual Report • 2003

The accumulated benefit obligation for all defined benefit pension plans at December 27, 2003 and December 28, 2002 was $88.3 million and $74.5 million, respectively. At December 27, 2003 and December 28, 2002, the accumulated benefit obligations of certain pension plans exceeded those plans’ assets. For those plans, the accumulated benefit obligations were $79.6 million and $65.8 million, and the fair value of those plans’ assets were $37.2 million and $36.0 million as of December 27, 2003 and December 28, 2002, respectively. The accrued benefit cost for the pension plans is reported in other liabilities.

The costs associated with the plans were as follows:

	Pension benefits			Postretirement benefits
(In millions)	2003	2002	2001	2003	2002	2001

Components of net periodic benefit cost:
Service cost and expenses	$4.3	$3.7	$3.4	$0.8	$0.5	$0.4
Interest cost	4.9	4.6	4.7	3.9	3.4	3.2
Expected return on plan assets	(1.9)	(4.5)	(2.1)	0.9	0.3	0.1
Net amortization and (deferral)	(1.5)	1.0	(1.4)	(0.1)	(0.1)	(0.1)

Net periodic benefit cost	$5.8	$4.8	$4.6	$5.5	$4.1	$3.6

Weighted average assumptions:
U.S. plans
Discount rate	6.8%	7.3%	7.5%	6.8%	7.3%	7.5%
Return on plan assets	8.5	9.0	9.0	n/a	n/a	n/a
Salary growth rate	4.5	4.5	4.5	n/a	n/a	n/a
Foreign plans
Discount rate	4.5%	4.6%	4.7%	n/a	n/a	n/a
Return on plan assets	5.0	5.1	5.2	n/a	n/a	n/a
Salary growth rate	2.8	2.8	2.3	n/a	n/a	n/a

The overall long-term rate-of-return-on-assets for the U.S. pension plans was chosen from the range of likely results of compound average annual returns over a 20-year time horizon. The range was calculated by modeling a probable rate-of-return based on historical data for the period 1926-2002 for stocks, bonds and cash and was applied to the Company’s current target asset mix for the plan.

The assumed healthcare cost trend rate was 9.0 percent for post-65 participants, decreasing to 5.0 percent in 2008, and 7.0 percent for pre-65 participants, decreasing to 5.0 percent in 2006. The healthcare cost trend rate assumption has a significant effect on the amounts reported. A one percentage point change in the assumed healthcare cost trend rates would have the following effects:

(In millions)	One percentage point

	Increase	Decrease

Effect on total of service and interest cost components	$0.5	$(0.4)
Effect on postretirement benefit obligation	5.6	(5.0)

The Company’s U.S. pension plan weighted-average asset allocations at December by asset category were as follows:

Asset Category	2003	2002

Equity securities	63%	57%
Debt securities	37	42
Other	—	1

Total	100%	100%

The Company’s specific return objective on its U.S. pension plan is to achieve each year a return greater than or equal to the return that would have been earned by a portfolio invested approximately 60% in equity securities and 40% in fixed income securities. The Company has adopted the following asset class allocations for its U.S. pension plan: 62% in equity securities (32% large U.S. stocks, 20% small U.S. stocks, and 10% international stocks) and 38% fixed income securities (37% bonds and 1% U.S. cash equivalents). At each quarter end, the asset classes may be rebalanced to obtain the target asset mix if the percentages fall outside of the acceptable range variances. The investment policy is reviewed from time to time to ensure consistency with the long-term objective of funding at least 90 percent of the plan’s current liability. Options, derivatives, forwards, futures contracts, short positions, or margined positions may be held in reasonable amounts as deemed prudent. Transactions that would jeopardize the tax-exempt status of the plan are not allowed. Lending of securities may be permitted in cases in which an appropriate gain can be realized. The Company does not invest in any of its own company stock, however, this restriction does not prevent investment in insurance company accounts, other commingled or mutual funds, or any index funds which may hold securities of the Company. Additional guidelines for investment managers selected by the Company to manage the equity securities prohibit the securities of one company or affiliated group, other than U.S. government securities, to exceed 10 percent of the portfolio and that no more than 20 percent of a separately managed portfolio be invested in any one industry, unless that industry represents greater than 20 percent of the benchmark market index. International equity investments shall be diversified by country and industry and primarily include securities listed on significant exchanges. Equity portfolios may include a small portion of convertible bonds and preferred stock but these securities do not substitute as bonds within the portfolios. Investment managers selected by the Company to manage the fixed income investments are also prohibited from holding more than 10 percent in any one company or affiliated group of companies, other than U.S. government securities, and prohibited from holding more than 20 percent in any one industry. In addition, no more than 20 percent of the fixed income portfolio may be invested in foreign securities and no more than 20 percent of the portfolio may be invested in below investment grade securities.

The Company expects to contribute $0.8 million to its U.S. pension plans and $4.5 million to its U.S. postretirement medical benefit plan to cover net benefit payments in 2004.

The Company also has several savings, thrift and profit-sharing plans. Its contributions to these plans are based upon various levels of employee participation. The total cost of these plans was $4.6 million in 2003, $4.7 million in 2002 and $5.0 million in 2001.

Note 12: Incentive Compensation Plans

Incentive Plans. Certain officers and other key employees of the Company participate in the Tupperware Corporation 2002, 2000 and 1996 Incentive Plans (the Incentive Plans). Annual performance awards and awards of options to purchase Tupperware shares and of restricted stock are made under the Incentive Plans. For the 2002 Incentive Plan, the total number of shares available for grant was 2,850,000 of which 200,000 shares may be used for restricted stock awards. For the 2000 Incentive Plan, the total number of shares available for grant was 4,000,000 of which 200,000 shares may be used for restricted stock awards. For the 1996 Incentive Plan, the total number of shares available for grant was 7,600,000 of which 300,000 shares may be used for restricted stock awards. As of December 27, 2003, shares available for award under the Incentive Plans totaled 2,376,362, of which 346,844 could be granted in the form of restricted stock. For options granted in 2001, approximately 0.1 million shares under options were granted in conjunction with the MSPP. See Note 8 to the consolidated financial statements.

Other than the 157,118 options exchanged for certain BeautiControl options in connection with its acquisition in 2000, all options’ exercise prices are equal to the underlying shares’ grant-date market values. Outstanding options granted in 2003 vest in one-third increments over the next three years from the date of grant. Other than options on 25,000 shares which vest three years from the date of grant, outstanding options granted in 2002 vest in one-third increments over the next three years from the date of grant. Other than those options granted under the MSPP, outstanding options granted in 2001 have vesting dates that are three years from the date of grant. Options granted under the MSPP vest seven years after the date of grant; however, vesting may be accelerated beginning three years after the grant date if certain stock appreciation goals are attained. As

Tupperware Corporation Annual Report • 2003

of December 27, 2003, there has been no acceleration of vesting. Outstanding restricted shares have initial vesting periods ranging from 1 to 4 years. All outstanding options have exercise periods that are 10 years from the date of grant.

Director Plan. Under the Tupperware Corporation Director Stock Plan (Director Plan), non-employee directors receive one-half of the amount of their annual retainers in the form of stock and may elect to receive the balance of their annual retainers in the form of stock or stock options. Options granted to directors become exercisable on the last day of the fiscal year in which they are granted, have a term of 10 years and have an exercise price that compensates for the foregone cash retainer. In addition, beginning in fiscal 2002 each non-employee director on the date of the Company’s annual meeting of shareholders receives an automatic annual stock option grant. This option entitles the director to purchase four thousand shares of the Company’s common stock at a price equal to the fair market value of the Company’s common stock on the date of the grant in order to compensate the directors at a competitive level with directors of comparable companies. This option may be exercised immediately and for a ten-year period from the date of grant. Beginning in 2003, stock options granted have been expensed under the fair-value-based method. See Note 1 to the consolidated financial statements. The number of shares initially available for grant under the Director Plan and the number of shares available as of December 27, 2003, were 300,000 and 89,899, respectively.

Earned cash performance awards of $7.6 million, $4.4 million and $4.7 million were included in the consolidated statement of income for 2003, 2002 and 2001, respectively.

Stock option and restricted stock activity and information about stock options for the Incentive Plans and the Director Plan are summarized in the following tables.

Stock options	Shares subject to option	Weighted average option price per share	Options exercisable at year end	Weighted average option price per share

Balance at December 30, 2000	9,370,325	$20.95
Granted	1,583,900	20.88
Canceled	(215,933)	25.47
Exercised	(235,634)	15.49

Balance at December 29, 2001	10,502,658	20.92	3,133,308	$25.70
Granted	1,296,830	16.43
Canceled	(737,883)	24.91
Exercised	(342,245)	14.75

Balance at December 28, 2002	10,719,360	20.32	4,324,480	23.72
Granted	682,300	14.61
Canceled	(793,755)	22.22
Exercised	(66,528)	13.31

Balance at December 27, 2003	10,541,377	19.87	6,087,914	21.70

Restricted stock	Shares outstanding	Shares available for issuance

Balance at December 30, 2000	65,000	238,693
Shares transferred from stock option pool		48,257
Shares transferred to stock option pool		(199,224)
Awarded	3,000	(3,000)
Vested	(44,000)

Balance at December 29, 2001	24,000	84,726
Increase in shares available due to adoption of 2002 Incentive Plan		200,000
Shares transferred from stock option pool		114,618
Shares transferred to stock option pool		(25,000)
Awarded	5,000	(5,000)
Canceled	(1,000)	1,000
Vested	(9,000)

Balance at December 28, 2002	19,000	370,344
Shares transferred from stock option pool		84,500
Awarded	108,000	(108,000)
Vested	(5,000)

Balance at December 27, 2003	122,000	346,844

Stock Options Outstanding

As of December 27, 2003	Outstanding			Exercisable
Exercise price range	Shares	Average remaining life	Average exercise price	Shares	Average exercise price
$ 8.40 – $ 12.08	58,350	6.2	$9.81	58,350	$9.81
$13.31 – $ 16.23	3,542,302	7.6	15.74	514,439	15.74
$18.56 – $ 25.55	6,027,916	5.7	19.74	4,602,316	19.40
$27.25 – $ 34.28	475,084	1.6	32.95	475,084	32.95
$39.88 – $ 42.25	437,725	2.3	42.24	437,725	42.24

	10,541,377	6.0	19.87	6,087,914	21.70

Tupperware Corporation Annual Report • 2003

Through 2002, the Company used the intrinsic value method of accounting for stock-based compensation. Beginning in 2003, the Company used the fair-value-based method of accounting for stock-based compensation. The Company has estimated the fair value of its option grants. The weighted average fair value of 2003 grants was $3.49 per share under option. See Note 1 to the consolidated financial statements for pro forma presentation had fair value estimates been used to record compensation expense in the consolidated statements of income for the earlier years’ grants. Compensation expense associated with restricted stock grants is equal to the fair market value of the shares on the date of grant and is recognized ratably over the required holding period. Compensation expense associated with restricted stock grants was not significant.

Note 13: Segment Information

The Company manufactures and distributes products primarily through independent direct sales consultants: (1) food storage, preparation and serving containers, kitchen gadgets, microwave cookware and educational toys marketed under the Tupperware brand worldwide, and organized into four geographic segments, and (2) premium cosmetics and skin care products marketed under the BeautiControl brand in North America, Latin America and Asia Pacific. Certain international operating segments have been aggregated based upon consistency of economic substance, products, production process, class of customers and distribution method. International BeautiControl operations are reported in the applicable geographic segment.

As a result of a change in management reporting structures, effective with the beginning of the Company’s 2002 fiscal year, the Company is reporting the United States and Canada as a Tupperware North America business segment and BeautiControl operations outside North America have been included in their respective geographic segments. Prior year amounts have been restated to reflect this change.

(In millions)	2003	2002		2001

Net sales:
Europe	$538.5	$420.8		$400.4
Asia Pacific	220.2	209.5		213.4
Latin America	102.6	130.9		182.6
North America	222.6	268.4		254.2
BeautiControl North America	90.9	73.9		63.8

Total net sales	$1,174.8	$1,103.5		$1,114.4

Segment profit (loss):
Europe	$110.0	$88.3	[a]	$74.8
Asia Pacific	17.6	35.7	[a]	28.5
Latin America	3.1 [a]	6.2	[a]	15.4
North America	(22.4)	30.4		32.9
BeautiControl North America	5.1	5.9		0.5

Total segment profit	113.4	166.5		152.1
Unallocated expenses	(40.5)[b]	(20.9)[a,b]		(23.4)
Other income	4.3 [b]	14.4	[b]	—
Re-engineering and impairment charges	(6.8)[a]	(20.8)[a]		(24.8)
Interest expense, net	(13.8)	(21.8)		(21.7)

Income before income taxes	$56.6	$117.4		$82.2

Depreciation and amortization:
Europe	$23.1	$16.8		$16.0
Asia Pacific	7.4	7.6		8.5
Latin America	7.6	8.2		9.0
North America	11.6	12.5		11.0
BeautiControl North America	1.3	1.4		2.7
Corporate	1.6	2.3		2.7

Total depreciation and amortization	$52.6	$48.8		$49.9

Capital expenditures:
Europe	$18.2	$16.6		$16.5
Asia Pacific	5.9	9.2		7.7
Latin America	2.9	4.4		7.6
North America	9.0	12.3		13.5
BeautiControl North America	1.2	1.5		1.0
Corporate	2.8	2.9		8.5

Total capital expenditures	$40.0	$46.9		$54.8

Identifiable assets:
Europe	$273.1	$233.9		$233.5
Asia Pacific	125.5	121.5		117.5
Latin America	102.3	112.7		133.9
North America	150.0	159.3		156.5
BeautiControl North America	66.5	64.4		64.8
Corporate	172.5	138.8		139.5

Total identifiable assets	$889.9	$830.6		$845.7

Footnote explanations are on the following page.

Tupperware Corporation Annual Report • 2003

a.	The re-engineering and impairment charges line provides for severance and other exit costs. In addition, unallocated expenses include $0.1 million and $3.2 million for internal and external consulting costs incurred in connection with re-engineering in 2002 and 2001, respectively. In 2002, $1.6 million was recorded as a reduction of Europe segment profit related to the write down of inventory and reserves for receivables as a result of exiting the direct sales business of the Company’s United Kingdom operations. Also, 2002 Asia Pacific segment profit was reduced by $2.7 million related to costs associated with the closure of one of the Company’s Japanese manufacturing/distribution facilities. In addition, $0.1 million was recorded as a reduction of Latin America segment profit primarily as a result of reserves for receivables as a result of a restructure of BeautiControl operations in Mexico. As part of re-engineering actions, in 2002, the Company sold its former Spanish manufacturing facility, its Convention Center complex in Orlando, Florida and one of its Japanese manufacturing/distribution facilities generating pretax gains of $21.9 million, $4.4 million and $13.1 million, respectively. The Spanish and Japanese gains were included in the Europe and Asia Pacific segments, respectively, and the Convention Center gain was recorded in other income in the preceding table. In 2001, $7.7 million was recorded as a reduction in Latin America segment profit primarily related to the write down of inventory and reserves for receivables as a result of restructuring Brazilian sales and manufacturing operations. Total after-tax impact of these costs (gains) was $3.1 million, $(8.5) million and $32.5 million in 2003, 2002 and 2001, respectively. See Note 2 to the consolidated financial statements.

b.	In 2002, the Company began to sell land held for development near its Orlando, Florida headquarters. During 2003 and 2002, pretax gains from these sales were $3.7 million and $10.0 million, respectively, and are recorded in other income in the preceding table. Internal costs for management incentives directly related to these sales were $0.2 million and $1.4 million in 2003 and 2002, respectively, and were recorded in unallocated expenses.

Sales and segment profit in the preceding table are from transactions with customers. Inter-segment transfers of inventory are accounted for at cost. Sales generated by product line are not captured in the financial statements and disclosure of the information is impractical. Sales to a single customer did not exceed 10 percent of total sales in any segment. Export sales were insignificant. Sales to customers in Germany were $228.0 million, $172.8 million and $170.4 million in 2003, 2002 and 2001, respectively. There was no other foreign country in which sales were material to the Company’s total sales. Sales of Tupperware and BeautiControl products to customers in the United States were $297.2 million, $326.1 million and $298.4 million in 2003, 2002 and 2001, respectively. Unallocated expenses are corporate expenses and other items not directly related to the operations of any particular segment.

Corporate assets consist of cash, buildings and assets maintained for general corporate purposes. The United States was the only country with long-lived assets greater than 10 percent of the Company’s total assets at December 27, 2003. As of the end of 2003, 2002 and 2001, respectively, long-lived assets in the United States were $106.8 million, $110.5 million and $106.0 million.

As of December 27, 2003 and December 28, 2002, the Company’s net investment in international operations was $23.3 million and $10.1 million, respectively. The Company is subject to the usual economic risks associated with international operations; however, these risks are partially mitigated by the broad geographic dispersion of the Company’s operations.

Note 14: Commitments and Contingencies

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

Operating leases. Rental expense for operating leases totaled $32.1 million in 2003, $35.4 million in 2002 and $36.1 million in 2001. Approximate minimum rental commitments under noncancelable operating leases in effect at December 27, 2003, were: 2004 –$18.8 million; 2005 – $9.0 million; 2006 – $3.0 million; 2007 – $1.9 million; and after 2007 – $1.7 million.

Note 15: Quarterly Financial Summary (Unaudited)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 27, 2003 and December 28, 2002.

(In millions, except per share amounts)	First quarter		Second quarter		Third quarter	Fourth quarter

Year ended December 27, 2003:
Net sales	$271.5		$310.0		$249.2	$344.1
Gross margin	182.2		201.4		160.7	222.5
Net income	6.4		14.1		—	27.4	[a]
Net income per share:
Basic	0.11		0.24		—	0.47	[a]
Diluted	0.11		0.24		—	0.47	[a]
Dividends declared per share	0.22		0.22		0.22	0.22
Composite stock price range:
High	15.95		16.18		16.78	17.03
Low	12.18		13.70		13.40	13.23
Close	14.00		14.27		13.40	16.92
Year ended December 28, 2002:
Net sales	$251.9		$286.1		$244.3	$321.2
Gross margin	172.1		191.4		161.5	215.9	[b]
Net income	15.6	[b]	32.0	[b]	8.0	34.5	[b]
Net income per share:
Basic	0.27	[b]	0.55	[b]	0.14	0.59	[b]
Diluted	0.27	[b]	0.54	[b]	0.14	0.59	[b]
Dividends declared per share	0.22		0.22		0.22	0.22
Composite stock price range:
High	22.32		24.14		20.34	17.91
Low	17.75		19.48		15.63	14.40
Close	21.97		20.28		15.76	15.04

a.	Includes pretax re-engineering and impairment costs of $6.9 million ($3.1 million after-tax). See Note 2 to the consolidated financial statements.

b.	Includes pretax re-engineering and impairment costs (gains) of $1.5 million ($1.2 million after-tax), $(8.4) million ($(6.2) million after-tax) and $(7.2) million ($(3.5) million after-tax) for the first, second and fourth quarters, respectively. See Note 2 to the consolidated financial statements.

Tupperware Corporation Annual Report • 2003

Note 16: Rights Agreement

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

Report of Independent Certified Public Accountants

To the Board of Directors and Shareholders of Tupperware Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Tupperware Corporation and its subsidiaries at December 27, 2003 and December 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Tupperware Corporation’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Orlando, Florida

February 12, 2004

Tupperware Corporation Annual Report • 2003

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

/s/ Rick Goings	/s/ Michael S. Poteshman
Rick Goings Chairman and Chief Executive Officer	Michael S. Poteshman Senior Vice President and Chief Financial Officer